SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                Annual Report for the year ended October 31, 2002




                       CANADIAN IMPERIAL BANK OF COMMERCE
                 (Translation of registrant's name into English)

                                 Commerce Court
                                Toronto, Ontario
                                 Canada M5L 1A2
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F  / /                     Form 40-F  /X/

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

                  Yes    [ ]                   No    [X]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                            CANADIAN IMPERIAL BANK OF COMMERCE


Date: January 14, 2003          By: /s/ Paul T. Fisher
                                    --------------------------------------------
                                    Name:   Paul T. Fisher
                                    Title:  Vice President and
                                              Corporate Secretary


                                By: /s/ C. Allen Logue
                                    --------------------------------------------
                                    Name:   C. Allen Logue
                                    Title:  Vice President

--------------------------------------------------------------------------------
2002 Financial Highlights
--------------------------------------------------------------------------------

As at or for the years ended October 31           2002           2001           2000          1999          1998       US$ 2002(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Share Information
Per share(2)
- basic earnings           - reported        $    1.37      $    4.19      $    4.95     $    2.23      $   2.24      $    0.87
                           - operating(3)    $    2.58      $    5.27      $    5.52     $    3.40      $   2.97      $    1.64
- diluted earnings         - reported        $    1.35      $    4.13      $    4.90     $    2.21      $   2.22      $    0.86
                           - operating(3)    $    2.56      $    5.19      $    5.46     $    3.38      $   2.94      $    1.63
- dividends                                  $    1.60      $    1.44      $    1.29     $    1.20      $   1.20      $    1.02
- book value                                 $   25.75      $   26.44      $   25.17     $   22.68      $  22.08      $   16.53
Share price                - high            $   57.70      $   57.00      $   50.50     $   42.60      $  59.80      $   37.05
                           - low             $   34.26      $   43.20      $   30.50     $   28.00      $  24.40      $   22.00
                           - closing         $   38.75      $   48.82      $   48.40     $   31.70      $  30.65      $   24.88
Shares outstanding
(thousands)
- average basic                                360,553        372,305        388,951       409,789       415,030        360,553
- average diluted(2)                           363,227        377,807        392,921       412,769       419,187        363,227
- end of period                                359,064        363,188        377,140       402,279       415,515        359,064
Market capitalization ($ millions)           $  13,914      $  17,731      $  18,254     $  12,752      $ 12,736      $   8,934
------------------------------------------------------------------------------------------------------------------------------------
Value Measures
Price to earnings multiple
(12 month trailing)        - reported             28.9           11.7            9.8          14.2          13.7           28.9
                           - operating(3)         15.2            9.3            8.8           9.3          10.3           15.2
Dividend yield (based on closing share price)      4.1 %          2.9 %          2.7 %         3.8 %         3.9 %          4.1 %
Dividend payout ratio      - reported             >100 %         34.2 %         25.9 %        53.6 %        53.0 %         >100 %
                           - operating(3)         62.0 %         27.2 %         23.3 %        35.2 %        40.1 %         62.0 %
Market value to book value ratio                  1.50           1.85           1.92          1.40          1.39           1.50
------------------------------------------------------------------------------------------------------------------------------------
Financial Results ($ millions)
Total revenue on a taxable equivalent basis (TEB)(4)
                           - reported        $  11,152     $   11,306     $   12,210    $   10,265      $  9,242      $   7,096
                           - operating(3)       10,719         11,262         11,824        10,268         9,137          6,820
Provision for credit losses- specific            1,500          1,100            970           600           280            954
                           - general                 -              -            250           150           200              -
------------------------------------------------------------------------------------------------------------------------------------
                           - total               1,500          1,100          1,220           750           480            954
------------------------------------------------------------------------------------------------------------------------------------
Non-interest expenses      - reported            9,129          8,226          8,096         7,998         7,125          5,809
                           - operating(3)        7,815          7,445          7,744         7,340         6,735          4,973
Earnings                   - reported              653          1,686          2,060         1,029         1,056            416
                           - operating(3)        1,091          2,089          2,279         1,510         1,358            694
------------------------------------------------------------------------------------------------------------------------------------
Financial Measures
Efficiency ratio           - reported             81.9 %         72.8 %         66.3 %        77.9 %        77.1 %         81.9 %
                           - operating(3)         72.9 %         66.1 %         65.5 %        71.5 %        73.7 %         72.9 %
Return on common equity    - reported              5.1 %         16.1 %         20.5 %         9.8 %        10.3 %          5.1 %
                           - operating(3)          9.7 %         20.2 %         22.8 %        15.0 %        13.7 %          9.7 %
Ratio of retail/wholesale
  operating earnings/(loss)(3)(5)             122%/(22)%       64%/36 %       55%/45 %      62%/38 %         n/a %     122%/(22)%
Net interest margin (TEB)(4)                      1.92 %         1.68 %         1.68 %        1.67 %        1.59 %         1.92 %
Net interest margin on average
  interest earning assets (TEB)(4)                2.24 %         1.97 %         1.99 %        2.03 %        1.91 %         2.24 %
Return on average assets                          0.22 %         0.60 %         0.78 %        0.38 %        0.38 %         0.22 %
Return on interest earning assets                 0.26 %         0.71 %         0.93 %        0.46 %        0.45 %         0.26 %
Regular workforce headcount(6)                  42,552         42,315         44,215        45,998        47,171         42,552
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet and Off-Balance
  Sheet Information ($ millions)
Cash resources and securities               $   74,804     $   86,144     $   79,921    $   72,019     $  71,765     $   48,032
Loans and acceptances                          159,937        163,740        154,740       145,646       163,252        102,696
Total assets                                   273,293        287,474        267,702       250,331       281,430        175,481
Deposits                                       196,630        194,352        179,632       160,041       159,875        126,256
Common shareholders` equity                      9,245          9,601          9,493         9,125         9,175          5,936
Average assets                                 292,510        278,798        263,119       271,844       278,823        186,124
Average interest earning assets                250,427        238,655        221,331       223,774       232,114        159,347
Average common shareholders` equity              9,566          9,739          9,420         9,323         9,100          6,087
Assets under administration                    729,400        657,400        696,800       614,800       404,200        468,348
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Quality Measures(7)
Common equity to risk-weighted assets              7.3 %          7.4 %          7.1 %         6.8 %         6.3 %          7.3 %
Risk-weighted assets ($ billions)            $   126.5      $   129.9      $   132.9     $   134.5      $  145.5       $   81.2
Tier 1 capital ratio                               8.7 %          9.0 %          8.7 %         8.3 %         7.7 %          8.7 %
Total capital ratio                               11.3 %         12.0 %         12.1 %        11.5 %        10.8 %         11.3 %
Net impaired loans after general allowance     $   (13)      $   (592 )     $   (575)     $   (266)      $  (123)        $   (8)
($ millions)
Net impaired loans to net loans and              (0.01)%        (0.36)%        (0.37)%       (0.18)%       (0.08)%        (0.01)%
acceptances
------------------------------------------------------------------------------------------------------------------------------------

(1) Represents the translation of Canadian dollar financial information into US$ using the year-end rate of $0.6421 for balance sheet figures and the average rate of $0.6363 for average balances and income statement items.

(2) On November 1, 2001, CIBC retroactively adopted the requirements of the CICA handbook section 3500 in respect of earnings per share. Prior period information has been restated.

(3) Operating excludes unusual items and the net impact of Amicus. For a discussion of these items in 2002 to 2000, see pages 23 and 24. During 2002, certain items were reallocated from electronic bankIng services and mortgages to Amicus. Prior period information has been reclassified. The words "operating earnings" do not have standardized meanings under GAAP and, consequently, may not be comparable to similar measures presented by other companies. Please refer to the How CIBC Reports section in this report for further details.

(4)  For the definition of taxable equivalent basis (TEB), see footnote 1 of
     Note 26 on page 110 of the consolidated financial statements.

(5) Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking.

(6) In 2001, CIBC introduced a new measure - regular workforce headcount - to replace full-time equivalent employees (FTE) reported previously. Regular workforce headcount comprises regular full-time and part-time employees, base plus commissioned employees and 100% commissioned employees. Full-time employees are counted as one and part-time employees as one-half. The FTE measure used previously included the regular workforce headcount plus casual and contract employees, consultants, and employees on paid leave, and was calculated based on standard hours worked during the month. Consequently, the regular workforce headcount is lower than the previously used FTE measure. CIBC implemented the regular workforce headcount measure prospectively in 2001.

(7)  Debt ratings - S & P - Senior Long Term: A+; Moody's - Senior Long Term:
     Aa3.

                           2002 FINANCIAL HIGHLIGHTS

> In 1999, the management team of CIBC set aggressive financial targets as part of a strategy to transform CIBC into an organization that operates with a strong investor mindset. While we have made progress against our targets, we still have work to do to achieve the full potential of our franchise. With that in mind, we have set new go-forward medium-term objectives to allow our shareholders to measure and monitor our performance.

====================================================================================================================================
Measuring Performance

(versus three-year objectives established November 1999)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         RESULTS
FINANCIAL TARGETS     MEASUREMENT                 2002 RESULTS / COMMENTS                                (year ended Oct. 31,  2002)
------------------------------------------------------------------------------------------------------------------------------------
                      Best total return to        While CIBC met this objective for the first two years
Share Price           shareholders among the      of its target timeframe, events of the past year have
                      major Canadian banks,       resulted in a disappointing comparative result.
                      beginning November 1, 1999  In spite of an overall return to shareholders of             34.1%
                                                  34.1% our relative position fell from first to fourth        from November 1, 1999
                                                  among the major Canadian banks. Generating the
                                                  best total shareholder return continues to be our #1
                                                  priority.
------------------------------------------------------------------------------------------------------------------------------------
                                                  We exceeded this objective in each of the first two
                                                  years of our target period. In 2002, we did not
Return on Equity      18% operating ROE (1)       meet this objective. We are maintaining 18%                   9.7%(1)
(ROE)                                             as the high end of our medium-term objective range.
------------------------------------------------------------------------------------------------------------------------------------
EPS Growth            Diluted operating           Although our earnings per share growth rate was 53.6%       (50.7)%(1)
                      EPS growth of 15% per       for the first two years, we did not meet this
                      year (1)                    objective in 2002.

------------------------------------------------------------------------------------------------------------------------------------
                                                 We set an aggressive target for our efficiency ratio.
                                                 While we have made progress in moderating the growth in
                                                 our operating cost base, reduced revenue in 2002 made
Efficiency            Non-interest expenses to   the achievement of our target ratio more difficult.
                      revenue of 60% (1)         We have more work to do. We have specific plans to            72.9%(1)
                                                 improve operational efficiency and increase revenues.
------------------------------------------------------------------------------------------------------------------------------------
Capital               8.5% - 9.5% Tier 1         Our capital position has continued to be strong and we         8.7%
                      11.0% - 12.5% total        have raised our target range for total capital.               11.3%
                      capital

====================================================================================================================================

(1) Based on operating results. Operating earnings exclude items that management believes are unusual or relate to substantial strategic investments, thereby allowing analysis of business trends and the performance of CIBC's business lines. These measures do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Refer to Management's Discussion and Analysis, Overview section, for reconciliation of operating earnings to reported earnings.

--------------------------------------------------------------------------------
Setting the Course
--------------------------------------------------------------------------------
FINANCIAL TARGETS                       MEDIUM-TERM OBJECTIVES (3 - 5 years)
--------------------------------------------------------------------------------
Share Price - among the
      major Canadian banks              Best total return to shareholders
--------------------------------------------------------------------------------
Return on Equity                        14 - 18% return on average common equity
--------------------------------------------------------------------------------
Earnings Growth
     Retail & Wealth                    10% per year
--------------------------------------------------------------------------------
Operating Efficiency                    Revenue growth to exceed expense growth
--------------------------------------------------------------------------------
Capital Management                      Tier 1 capital ratio equal to 8.5 - 9.5%
                                        Total capital ratio of 11.5 - 12.5%
--------------------------------------------------------------------------------
Business Mix                            70% retail/30% wholesale
                                        Reduce wholesale loan and merchant
                                        banking portfolios by 1/3
--------------------------------------------------------------------------------

                            2002 FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
Monitoring Progress
--------------------------------------------------------------------------------

To monitor our progress, we review over 190 performance metrics every month. Based on these results, we direct capital and other resources to those businesses where we have a long-term sustainable advantage. This process provides the detailed analysis required to make key business decisions during times of change and is fundamental to CIBC's accountability commitment to our shareholders. The following are examples of some of the metrics we use to continually assess our performance. (Some of our metrics are based on operating results which are explained on pages 24 and 29.)

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Return on Equity

                                  98     99      00      01     02
                                --------------------------------------
Reported ROE (%)                 10.3    9.8    20.5    16.1    5.1
                                --------------------------------------
Operating ROE (%)                13.7   15.0    22.8    20.2    9.7
                                --------------------------------------

RETURN ON EQUITY (ROE)
(Reported, operating, %)

Reported ROE was 5.1% in 2002 compared to 16.1% in 2001. Operating ROE was 9.7% for the year, compared to 20.2% in 2001. ROE is a key measure of bank profitability. It is calculated as net income divided by common shareholders' equity.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Earnings per Share and Dividends

                                  98     99      00      01     02
                                --------------------------------------
Reported EPS ($)                 2.22   2.21    4.90    4.13   1.35
                                --------------------------------------
Operating EPS ($)                2.94   3.38    5.46    5.19   2.56
                                --------------------------------------
Dividends ($)                    1.20   1.20    1.29    1.44   1.60
                                --------------------------------------

EARNINGS PER SHARE (EPS) AND DIVIDENDS
(Reported, operating, $)

Reported EPS, diluted, were $1.35 in 2002, compared to $4.13 in 2001.
Operating EPS, diluted were $2.56 in 2002, compared to $5.19 a year earlier.
EPS is a measure of net income after tax and preferred share dividends, divided by average common shares outstanding. CIBC's dividends per common share for 2002 were $1.60, as compared to $1.44 in 2001.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Total Revenue

                                         98     99      00      01     02
                                       --------------------------------------
Reported revenue (TEB) ($ billions)     9.2   10.3    12.2    11.3   11.2
                                       --------------------------------------
Operating revenue (TEB) ($ billions)    9.1   10.3    11.8    11.3   10.7
                                       --------------------------------------

TOTAL REVENUE
(Reported, operating, $ billions)

Total reported revenue on a taxable equivalent basis (TEB) was $11.2 billion in 2002, compared to $11.3 billion in 2001. Operating revenue for the year was $10.7 billion, compared to $11.3 billion in the previous year. Total revenue is comprised of: interest and dividends earned on assets, net of interest paid on liabilities; plus non-interest income, which includes income earned from fees for services, such as wealth management services and underwriting.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

NIX Ratio

                                  98     99      00      01     02
                                --------------------------------------
Reported NIX ratio (%)           77.1   77.9    66.3    72.8   81.9
                                --------------------------------------
Operating NIX ratio (%)          73.7   71.5    65.5    66.1   72.9
                                --------------------------------------

NIX RATIO
(Reported, operating, %)

The NIX ratio, which is a measure of non-interest expenses divided by total revenue, was 81.9% on a reported basis in 2002, compared to 72.8% in 2001. On an operating basis, the NIX ratio was 72.9% in 2002, compared to 66.1% in 2001.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Risk-Weighted Assets

                                      98     99      00      01     02
                                    --------------------------------------
Risk-weighted assets ($ billions)   145.5   134.5   132.9  130.0   126.5
                                    --------------------------------------

RISK-WEIGHTED ASSETS
($ billions)

Risk-weighted assets were $126.5 billion in 2002, compared to $129.9 billion in 2001. Risk-weighted assets are calculated by applying weighting factors as specified by the industry regulator to all of our balance sheet assets and off-balance sheet exposures.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Capital Ratios


                                  98     99      00      01     02
                                --------------------------------------
Tier 1 capital ratio (%)          7.7    8.3     8.7     9.0    8.7
                                --------------------------------------
Total capital ratio (%)          10.8   11.5    12.1    12.0   11.3
                                --------------------------------------

CAPITAL RATIOS
(%)

CIBC continues to be a strongly capitalized bank. At year-end, our Tier 1 capital ratio was 8.7% and our total capital ratio was 11.3%.

--------------------------------------------------------------------------------

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Total Investor Return (Cumulative from November 1, 1999, %)

Month        Nov    Dec    Jan    Feb    Mar    Apr    May    Jun    Jul    Aug    Sep    Oct
Total
Return (%)   80.8   85.0   83.6   76.4   91.8   85.8   73.7   66.5   54.5   47.8   40.0   34.1

TOTAL INVESTOR RETURN
(Cumulative from November 1, 1999, %)

CIBC generated a total investor return of 34% for the three-year period ended October 31, 2002.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Creditor Insurance Sales Penetration (%)

                                 Nov     Dec     Jan    Feb     Mar    Apr     May     Jun    Jul     Aug     Sep    Oct
                                -------------------------------------------------------------------------------------------
Personal lines of credit (%)      47     46      47      48     49      50     51      52      52     53      53      54
                                -------------------------------------------------------------------------------------------
Residential mortgages (%)         50     52      52      53     54      55     56      58      59     60      60      61
                                -------------------------------------------------------------------------------------------

CREDITOR INSURANCE SALES PENETRATION
(%)

CIBC continued to realize success in its efforts to improve penetration in key creditor insurance products.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Electronic Banking Transactions (millions)

                              Nov     Dec     Jan    Feb     Mar    Apr     May     Jun    Jul     Aug     Sep    Oct
                             -------------------------------------------------------------------------------------------
Electronic banking
transactions (millions)       81.9    87      82     76.4   87.3    87.9   91.4    88.6    92.9   93.7    91.9    94.8
                             -------------------------------------------------------------------------------------------

ELECTRONIC BANKING TRANSACTIONS
(millions)

The growth in emerging channels supports our customers' increasing preference to conduct more of their transactions electronically. Electronic transactions reached a high of 95 million in the month of October.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

President's Choice Financial Customers (thousands)

                                 Nov     Dec     Jan     Feb     Mar     Apr     May     Jun     Jul      Aug      Sep     Oct
                                -------------------------------------------------------------------------------------------------
Customers (thousands)           784.7    807.9   835.9   857.9   878.7   901.8   924.8   945.6   972.8   1001.2    1029   1053.3
                                -------------------------------------------------------------------------------------------------

PRESIDENT'S CHOICE FINANCIAL(TM)
CUSTOMERS
(thousands)

President's Choice Financial had approximately 1.05 million registered customers at year-end, up 40% year-over-year.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

President's Choice Financial Funds Under Management ($ billions)

                              Nov     Dec     Jan     Feb     Mar     Apr     May     Jun     Jul      Aug     Sep      Oct
                            -------------------------------------------------------------------------------------------------
Funds under management
($ billions)                  4.8     5.1     5.3     5.5     5.8     5.9     6.1     6.3     6.5      6.7     6.9      7.0
                            -------------------------------------------------------------------------------------------------

PRESIDENT'S CHOICE FINANCIAL
FUNDS UNDER MANAGEMENT
($ billions)

President's Choice Financial funds under management grew by 58% to $7 billion.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Card Balances Under Administration ($ billions)

                                         Nov     Dec     Jan    Feb     Mar    Apr     May     Jun    Jul     Aug     Sep    Oct
                                        -------------------------------------------------------------------------------------------
Card balances under administration
($ billions)                             8.7     8.9     8.9    8.5     8.5    8.6     8.8      9      9      9.1     9.3    9.3
                                        -------------------------------------------------------------------------------------------

CARD BALANCES UNDER ADMINISTRATION
($ billions)

Card loans measured by average balances under administration, including securitization, grew to $9.3 billion in 2002. Market share of purchase volumes remained at 32%.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Personal Transaction Accounts (%)

                                     Nov    Dec    Jan    Feb     Mar    Apr     May     Jun    Jul     Aug     Sep
                                    --------------------------------------------------------------------------------
Personal transaction accounts (%)   18.72  18.94  19.09  19.26   19.4   19.34   19.29   19.24  19.27   19.32   19.39
                                    --------------------------------------------------------------------------------

PERSONAL TRANSACTION ACCOUNTS
(Chequing and savings accounts)
(% market share of $, incl. President's Choice Financial)

CIBC increased its market share of consumer chequing and savings accounts during the year. Among the major Canadian banks, CIBC's market share increased to 19.4% as at the end of September 2002 compared to 18.6% in October 2001.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Residential Mortgages ($ billions)

                                        Nov     Dec     Jan    Feb     Mar    Apr     May     Jun    Jul     Aug     Sep    Oct
                                       -------------------------------------------------------------------------------------------
Residential mortgages ($ billions)      60.1   60.7    61.3    61.8   62.4    63.2   64.2    65.2    66.1   67.4    68.2    69.1
Market Share (%)                        13.3   13.5    13.5    13.7   13.7    13.8   13.8    14.0    14.0   14.1
                                       -------------------------------------------------------------------------------------------

RESIDENTIAL MORTGAGES
($ billions, %)

The portfolio of residential mortgages under administration increased to $69.1 billion in 2002, up from $59.1 billion in 2001. New mortgage originations reached a record high $26.7 billion and market share increased to a high of 14.1% in August 2002.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Dually Employeed Financial Advisers

                                        Nov     Dec     Jan    Feb     Mar    Apr     May     Jun    Jul     Aug     Sep    Oct
                                       -------------------------------------------------------------------------------------------
Dually employed financial advisers      399     459     519    557     592    655     696     755    774     820     865    887
                                       -------------------------------------------------------------------------------------------

DUALLY EMPLOYED FINANCIAL ADVISERS

CIBC now has more than 850 branch-based financial advisers who are licensed to provide investment advice on a wide range of third-party investment choices, as well as offering CIBC's complete range of investment, credit and day-to-day banking solutions. CIBC was the first financial institution in Canada to launch this service.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Mutual Fund AUM Market Share (%)

                                    Nov     Dec     Jan     Feb    Mar     Apr     May     Jun     Jul    Aug     Sep     Oct
                                    --------------------------------------------------------------------------------------------
Mutual Fund AUM Market Share (%)    7.22    7.20    7.21    8.31   8.22    8.25    8.21    8.26    8.38   8.39    8.54    8.53
                                    --------------------------------------------------------------------------------------------

ASSETS UNDER MANAGEMENT (AUM)
MARKET SHARE OF TOTAL INDUSTRY
(%)

CIBC's mutual fund AUM market share among all Canadian mutual fund companies, including acquired assets, increased to 8.5% from 7.2% in November 2001. CIBC's ranking improved to #4 in October 2002, up from #7 in November 2001.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Large Corporate Assets Core Loan Portfolio
(Risk-weighted assets, $ billions)

                                       NOV     DEC     JAN     FEB     MAR     APR     MAY     JUN     JUL     AUG     SEP     OCT
                                       ---------------------------------------------------------------------------------------------
Large Corporate Assets Core
Loan Portfolio
(Risk-weighted assets, $ billions)     22.04   21.45   21.13   21.56   21.01   21.37   19.66   19.37   20.41   20.34   17.46   14.81

LARGE CORPORATE ASSETS CORE LOAN PORTFOLIO
(Risk-weighted assets, $ billions)

The large corporate core loan portfolio decreased reflecting our strategy to actively manage our credit portfolio and focus only on core loans. At the end of 2002, the portfolio decreased to $14.8 billion from $22.0 billion in November 2001.

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Investment Banking Canada Equity New Issues Lead (cumulative)

MUTUAL FUNDS
(Cumulative net sales, $ millions)

                                        Nov   Dec   Jan     Feb     Mar     Apr     May     Jun     Jul     Aug     Sep     Oct
                                       ------------------------------------------------------------------------------------------
Mutual Funds
(Cumulative net sales, $ millions)     516    782   1,133   1,527   1,630   1,540   1,447   1,269   1,231   1,349   1,310   1,264
                                       ------------------------------------------------------------------------------------------

MUTUAL FUNDS
(Cumulative net sales, $ millions)

CIBC is ranked first among major Canadian banks in mutual fund net sales. During the year, cumulative net sales from CIBC's entire suite of mutual funds grew to $1.26 billion.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CORPORATE PROFILE
--------------------------------------------------------------------------------

CIBC is a leading North American financial institution comprising four business lines: CIBC Retail Markets; CIBC Wealth Management; CIBC World Markets; and Amicus. CIBC provides financial services to retail and small business banking customers as well as corporate and investment banking customers. At year-end, total assets were $273 billion, market capitalization was $14 billion and Tier 1 capital ratio was 8.7%.
--------------------------------------------------------------------------------

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003 and subsequent periods. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could." A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC's control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC's forward-looking statements. For more information on forward-looking statements, see page 20.

       CONTENTS

4      2002 Financial Highlights
5      Measuring Performance
5      Setting the Course
6      Monitoring Progress
8      Chairman's Letter to Shareholders
12     Lead Director's Message
14     2002 Performance Highlights
16     Public Accountability Statement
19     Management's Discussion and Analysis
20     Overview
28     Business Line Review
29     How CIBC Reports
30     CIBC Retail & Wealth
32     CIBC Retail & Wealth -
       CIBC Retail Markets
36     CIBC Retail & Wealth -
       CIBC Wealth Management
40     CIBC World Markets
45     Amicus
46     Corporate and Other
47     Treasury, Balance Sheet
       and Risk Management
48     Administration
49     Technology and Operations
50     Corporate Development
51     Consolidated Financial Review
55     Management of Risk and
       Balance Sheet Resources
69     Business Environment
71     Consolidated Financial Results
119    Principal Subsidiaries
120    Supplementary Annual
       Financial Information
127    Quarterly Review
128    Ten-Year Statistical Review
130    Directors of the Bank
131    Senior Officers
132    Corporate Governance
133    Board Committees
134    Investor Information
136    Corporate Information

--------------------------------------------------------------------------------
                                   innovation
================================================================================

We are stepping up our drive to develop new ways of serving our customers, while improving efficiency and creating an exceptional work environment for our employees.

                                 [PHOTO OMITTED]

--------------------------------------------------------------------------------
                                 accountability
================================================================================

By focusing on our customers and supporting our people, we are committed to building long-term value for all of our stakeholders.

                                 [PHOTO OMITTED]

                                 [PHOTO OMITTED]

================================================================================
Chairman's Letter to Shareholders
--------------------------------------------------------------------------------

     JOHN HUNKIN (above right), Chairman and Chief Executive Officer with TOM
> WOODS (above left), Executive Vice-President and Chief Financial Officer at CIBC's head office at Commerce Court in Toronto.

--------------------------------------------------------------------------------

                                 [PHOTO OMITTED]

For CIBC, 2002 was a challenging and, ultimately, disappointing year. Deteriorating capital markets and the rapid emergence of a new economic reality in the wholesale sector, particularly in the United States, overshadowed a very strong performance by our Canadian retail, wealth management, and wholesale banking businesses.

                       CHAIRMAN'S LETTER TO SHAREHOLDERS

--------------------------------------------------------------------------------
Stepping Up
--------------------------------------------------------------------------------

For the first time in three years, CIBC did not deliver the best total return among the major Canadian banks. And while our three-year total return to shareholders was 34.1%, your management clearly viewed this year's financial performance as unacceptable. We are determined to step up our efforts to create the kind of high performance organization that can deliver sustainable, superior returns.

--------------------------------------------------------------------------------

We have chosen the theme "Stepping Up" for this year's report. Stepping Up is a fitting theme on two fronts: First, our employees did step up in a very challenging environment; and second, we will need to further step up our efforts if we are to produce better results.

OUR EMPLOYEES - STEPPING UP WHEN IT COUNTED MOST

This year, across CIBC, our employees delivered a tremendous performance in the face of what was a truly difficult environment.

o In CIBC Retail & Wealth, our decision to make large investments in training, technology, product development and brand awareness is paying off. With the help of new technology and new sales tools, our people took CIBC's retail franchise to new heights - a $7.9 billion business with earnings of $1.4 billion. We made significant gains in revenue and funds managed, and we gained market share in deposits and mortgages.
o In CIBC Wealth Management, our employees made the large and complex integration of the acquired businesses of Merrill Lynch successful. In 1999, CIBC had a fully licensed adviser group of over 1,300; today, thanks to acquisitions and the internal development of our Imperial Service branch-based sales force, the number exceeds 3,000. Going forward, we are committed to maintaining our leadership in advice-based distribution. A decision to segment our customer base enabled us to focus resources on the entire high net worth market. Today over 850 of our Imperial Service advisers are licensed to sell both bank products and third-party investment products. With the completion of the acquisition of TAL and Merrill Lynch Investment Managers Canada Inc., CIBC's total mutual fund assets under management is now the 4th highest in Canada among all Canadian mutual fund companies. In 2002 we ranked 1st among the major Canadian banks in mutual fund net sales.

--------------------------------------------------------------------------------
                                        9
                             CIBC ANNUAL REPORT 2002

                       CHAIRMAN'S LETTER TO SHAREHOLDERS

--------------------------------------------------------------------------------

o CIBC World Markets was ranked Canada's #1 mergers and acquisition franchise in 2002, both in terms of number and value of deals, by the National Post. CIBC World Markets was also the Canadian leader in the emerging Income Trust sector and maintained #1 industry ranking with respect to in-country equity financing.
o Rates of customer acquisition continue to be strong at President's Choice Financial services. At year-end, total number of customers was 1.05 million, up 40% from 2001. Total funds managed at year-end grew to $7.0 billion, up 58%. Customer satisfaction levels for President's Choice Financial remained higher than those of competitors.
o In Treasury, Balance Sheet and Risk Management, we continue to expand our ability to actively manage our loan portfolio. Since 1998, we have reduced risk-weighted assets by $19 billion, through a combination of disciplined loan underwriting and syndication practices, as well as several innovative structures to distribute credit risk.
o Our Administration group provided expertise and leadership in the all-important area of corporate governance, supporting the board's efforts to keep CIBC at the forefront of best governance practices. Lead Director Bill Etherington addresses this topic in his message, on page 12.

Clearly 2002 challenged us in profound and unexpected ways. We now see that the tragedy of September 11, 2001, and its consequences continued to reverberate into the year. A series of corporate failures and oversight lapses served to further undermine the very trust that makes a market economy viable. Although we had already begun to shift capital and other resources towards the retail sectors of our business - as witnessed by our investments in the branch system and the Merrill Lynch acquisition - with the benefit of hindsight we did not do so quickly enough. We are committed to taking action to return CIBC's performance to levels that you - and we - demand.

To get there, in 2002 we moved quickly to identify and tackle several issues that affected our performance in 2002:

o    In October, we decided to close our U.S. electronic banking operations.
o    We further downsized our U.S. corporate and investment banking operations.
o We undertook a thorough review of our merchant banking portfolio and our collateralized debt obligations and high yield debt portfolios, taking appropriate write-downs.
o We implemented branch re-configuration and efficiency measures in our retail banking businesses.
o We moved to reduce capital allocated to our large corporate loan book by one-third over the next three years.
o We announced our intention to reduce the size of our merchant bank portfolio by one-third over the next three years.

--------------------------------------------------------------------------------

                                       10
                             CIBC ANNUAL REPORT 2002

                       CHAIRMAN'S LETTER TO SHAREHOLDERS

--------------------------------------------------------------------------------

STEPPING AHEAD

The late 1990s produced exaggerated market trends. Adjusting for inflation, the Toronto Stock Exchange rose by 72% through the 1990s, four times the average of the three previous decades. Future growth is expected to be solid but slower and few expect the market to be as generous. So, what does that mean for CIBC?

In order to achieve best shareholder returns, CIBC's strategy will continue to be grounded in its traditional priorities:

o    Good corporate governance.
o    Putting our customers at the centre of our strategy.
o    Creating attractive career opportunities for our employees.
o    Maintaining a strict focus on our financial goals:
     o A significant shift in the business mix of the bank in favour of CIBC Retail & Wealth.
     o   Strong targets for growth in earnings and market share in CIBC
         Retail & Wealth.
     o   A substantial reduction in earnings volatility.
     o   A commitment to maintaining high levels of capital.
     o   Improved efficiency ratios.

Solid, steady growth with a heightened emphasis on the deliberate execution of our objectives - that, in essence, is CIBC's objective.

We will continue to closely monitor changes in Canadian government policies regarding consolidation in the financial services sector. In that context, the government's initiative in late 2002 to invite comment on the subject of bank mergers was a welcome development.

The core strengths of a strong and vibrant organization do not change during periods of adversity; they simply stiffen with resolve. CIBC's core strengths - innovation, accountability and teamwork - were all evident as our people stepped up to meet unprecedented challenges. These are the same qualities that will move CIBC forward and build value - long-term value - for our shareholders and for all of our stakeholders.

/s/ J.S. Hunkin

J.S. Hunkin

Chairman and Chief Executive Officer

--------------------------------------------------------------------------------

                                       11
                             CIBC ANNUAL REPORT 2002

                            LEAD DIRECTOR'S MESSAGE

--------------------------------------------------------------------------------
Lead Director's Message
--------------------------------------------------------------------------------

At CIBC, leadership in corporate governance has long been a key objective of the Board of Directors and management. As part of our journey to this destination, we have taken numerous steps to strengthen our corporate governance policies and practices. 2002 was no exception.

--------------------------------------------------------------------------------

As Lead Director, I want to share with you, my fellow shareholders, just some of the actions your Board of Directors has undertaken in the last 12 months to enhance corporate governance. We have:

o Announced the separation of auditing and consulting work by our external auditors;
o Mandated that all non-auditing work must be approved by the board's Audit Committee;
o Instituted a CIBC-wide prohibition on the awarding of any information technology or systems implementation projects to CIBC's auditing firms; and
o Expensed stock options to provide greater financial transparency to investors.

During the year, the board also initiated an extensive review of the shareholders' auditors, including the practice of using two auditing firms. The Audit Committee of the board, independent of management but with management's assistance, established a review process that included assessing submissions from the four global accounting firms.

Following that review, the committee unanimously recommended to the Board of Directors that one firm - Ernst & Young LLP - be retained to audit CIBC's 2003 consolidated financial statements. CIBC's complex needs for assurance services can best be met by one firm. The three other firms that were not selected will be eligible to compete for other consulting work. The recommendation was approved by the board in October. The existing auditors will resign their office in December 2002, and Ernst & Young LLP will act as CIBC's auditors until the next annual meeting in February 2003, where the appointment of Ernst & Young LLP will be put to the shareholders for a vote.

--------------------------------------------------------------------------------

[PHOTO OMITTED]

WILLIAM A. ETHERINGTON
         Lead Director

Mandate of the
Lead Director

o   Appointed annually by the
    Board of Directors
o   Role is to facilitate the
    independence of the board
    and to strive for the highest
    standards of corporate
    governance

--------------------------------------------------------------------------------

                                       12
                             CIBC ANNUAL REPORT 2002

                            LEAD DIRECTOR'S MESSAGE

--------------------------------------------------------------------------------

The actions undertaken in 2002 with respect to corporate governance support the board's and management's focus to provide CIBC's shareholders with enhanced financial and operational transparency. They also reflect our ongoing commitment to manage CIBC with a tough investor-focused mindset and to take the action necessary to protect the long-term value of our shareholders' investments.

These beliefs are deep rooted at CIBC. A special board task force, commissioned by John Hunkin upon becoming chairman and chief executive officer in 1999, put forth several recommendations for enhancing our corporate governance framework, forming the cornerstone of our current policies and practices. One of these recommendations, implemented in March 2000, established the role of the Lead Director to strengthen board independence. Another resulted in the formation of formal and rigorous assessment procedures for the board, its committees and individual directors, managed by the Corporate Governance Committee.

Our experiences over the past several years have shown that, while regulations and guidelines are necessary to protect the interests of shareholders, strong corporate governance derives from the mutual trust and open communication that exists between the Board of Directors and management. The board is pleased with the progress made during the year to further enhance our corporate governance policies and practices, and for the continued constructive working relationship we have with the chairman and chief executive officer and the senior management team.

As John Hunkin describes in his letter, 2002 was clearly a difficult and challenging year. Your board works closely with management and fully supports decisive actions taken during the year to reallocate resources, realize cost savings and lower risk. These actions are focused on improving performance in 2003 and further reflect our commitment to serve the long-term interests of CIBC's shareholders.

--------------------------------------------------------------------------------

For more
information
on how CIBC
manages and
governs, see:

Management of Risk and
Balance Sheet Resources
page 55

Regulatory
page 70

Related-Party Procedures
page 70

Corporate Governance
page 132

--------------------------------------------------------------------------------

                                       13
                             CIBC ANNUAL REPORT 2002

                          2002 PERFORMANCE HIGHLIGHTS

[GRAPHIC OMITTED]

[FIRST CARIBBEAN LOGO]

[PHOTO OMITTED]

>2002 Performance Highlights

--------------------------------------------------------------------------------

In 2002, CIBC continued to stress innovation and accountability across the organization. Below are some of our significant operating achievements for the year.

--------------------------------------------------------------------------------

Created the largest full-service brokerage in Canada through the continuing integration of Merrill Lynch Canada Private Client Group, with assets under administration of $83 billion and over 1,500 investment professionals providing CIBC Wealth Management clients with objective financial advice.

--------------------------------------------------------------------------------

Continued to have the largest VISA(TM) market share in Canada in both average outstanding card balances and purchase volumes. This year, we built up our strength with an agreement with American Express Limited to issue American Express-branded credit cards, becoming the first bank to offer both VISA and American Express in Canada. The entourage(TM) line of American Express-branded cards also includes the first smart-chip credit card available nationally.
--------------------------------------------------------------------------------

Established FirstCaribbean International Bank(TM) (FCIB) through the combination of CIBC's Caribbean retail, corporate and international banking operations with those of Barclays Bank PLC. FCIB has operations in 13 Caribbean countries with over US$9.2 billion in assets and over 700,000 accounts.
--------------------------------------------------------------------------------

Increased market share in mortgages. CIBC's market share in residential mortgages increased to 14%, up from 13% last year. Our multi-channel strategy, coupled with product innovation, continues to perform well and we are on track to become the leader in this market in 2003.

--------------------------------------------------------------------------------

Continued to record positive growth through President's Choice Financial services. As a result of our alliance with Loblaw Companies Limited, our customer base in Canada grew by 40% to 1.05 million. In the recent Gomez survey of Internet sites of Canadian banks, President's Choice Financial received top ranking in the overall cost category and was ranked #3 in customer confidence.

--------------------------------------------------------------------------------

CIBC World Markets participated in three of the five biggest M&A deals of the year in Canada, including acting as lead adviser in the biggest deal of the year, Alberta Energy Company Ltd.'s merger with PanCanadian Energy Corp. to form EnCana.

--------------------------------------------------------------------------------

                                       14
                             CIBC ANNUAL REPORT 2002

                          2002 PERFORMANCE HIGHLIGHTS

--------------------------------------------------------------------------------

CIBC World Markets was ranked the #1 M&A franchise in Canada in 2002 by the National Post, both in terms of number and value of deals. CIBC World Markets also achieved a year-to-date #1 industry ranking with respect to equity financings completed in Canada.

--------------------------------------------------------------------------------

CIBC World Markets participated in the largest ever mezzanine financing provided in a European leveraged buy-out. CIBC World Markets arranged and underwrote senior and mezzanine facilities in respect of Paribas Affaires Industrielles' acquisition of Holdelis SA.

--------------------------------------------------------------------------------

Achieved ongoing success in our strategy to grow our CIBC Wealth Management business with non-institutional assets under administration growing to $207 billion, a 24% increase from last year.

--------------------------------------------------------------------------------

Completed the integration of Treasury and Balance Sheet Management with Risk Management. This ensures that authority and accountability resides in one functional group, creating greater efficiency and effectiveness in managing the resources of CIBC.

--------------------------------------------------------------------------------

Continued our program of proactive credit portfolio management through additional single-name and bulk loan sales and hedges. Such activities have been instrumental in supporting CIBC's reduction of risk-weighted assets by $19 billion since 1998.

--------------------------------------------------------------------------------

Continued to meet the needs of those customers looking for alternative ways to do their banking; the number of internet transactions in 2002 more than doubled from 2001 to almost 25 million transactions.

--------------------------------------------------------------------------------

Offered the latest in payment innovation and convenience via an arrangement with Certapay Inc. and other Canadian banks to launch the world's first real-time, bank-to-bank, secure email transfers.

--------------------------------------------------------------------------------

Selected for 2002/2003 Dow Jones Sustainability World Index. CIBC was one of two Canadian financial services companies to be listed on this index, which tracks the financial performance of the leading sustainability-driven companies worldwide.

--------------------------------------------------------------------------------

Implemented a new branch technology infrastructure that allows the introduction of new performance and sales measurement tools, faster transaction processing times for our customers, as well as e-learning for employees.

--------------------------------------------------------------------------------

Announced a new seven-year outsourcing agreement with Hewlett-Packard (Canada) Co., along with the divestiture of CIBC's interest in INTRIA-HP. The agreement enables CIBC to drive down costs by reducing technology diversification while concentrating on its core business. The new outsourcing relationship also establishes new service levels and governance standards that will ensure service delivery and minimize operational risk.

--------------------------------------------------------------------------------

                                       15
                             CIBC ANNUAL REPORT 2002

(right)
In August 2002, CIBC opened the CIBC Children's Centre, Canada's first employer-sponsored centre dedicated to back-up childcare. Operated by ChildrenFirst Ltd., the centre is exclusively for CIBC employees

                                 [PHOTO OMITTED]

(below)
In June 2002, CIBC celebrated National Aboriginal Day with ceremonies held at Commerce Court.

                                 [PHOTO OMITTED]

                                 [PHOTO OMITTED]

(above)
The CIBC Run for the Cure(TM) is the bank's biggest employee fundraising activity in Canada, raising over $13 million for the fight against breast cancer.

================================================================================

Public Accountability Statement
--------------------------------------------------------------------------------

CIBC is stepping up efforts to create sustainable business excellence by building employee satisfaction, delivering enhanced long-term value for customers and shareholders, and promoting greater commitment to the communities we serve.

--------------------------------------------------------------------------------

At CIBC, accountability means more than delivering solid financial results to our shareholders. It is our commitment to make a difference to all stakeholders
- to win respect from our employees, to deliver quality and value to customers, to foster strong, healthy communities, and to work diligently to exceed the expectations of shareholders.

     CIBC is one of Canada's leading corporations, with major business operations around the world. In 2002, we employed more than 42,000 people worldwide, the majority of them in Canada. Taxes paid to all levels of government in Canada totalled $1,317 million. During the year, CIBC contributed more than $46 million to hundreds of causes around the world, including almost $24 million in Canada, and we supported our employees' volunteer initiatives that raised millions of dollars for grassroots community organizations across the country.

     In 2002, CIBC made significant progress to step up our efforts to grow into a performance-driven culture focused on innovation and business excellence to better serve CIBC's stakeholders. As a public corporation and good corporate citizen, our mission is clear: To have a positive impact on the lives of Canadians by offering them superior financial solutions, and by playing a leading role in the growth of our communities.

     Responsible stewardship of the environment is an important priority. CIBC's longstanding environmental policy reflects our commitment to responsible conduct, both to protect and conserve the environment and to safeguard the interests of stakeholders from environmental risk.

     CIBC's retail customers want banking products and services that they can afford, and easily access whenever they want them. Our small business customers insist upon more choice of financial solutions, as well as greater access to credit and financial advice, to help them manage their businesses efficiently. And, national, regional and grassroots community groups across Canada look to us for commitment and support, to help them accomplish their goals.

     Here are some examples of the initiatives CIBC took in 2002 to respond to our stakeholders' needs.

--------------------------------------------------------------------------------

                                       16
                             CIBC ANNUAL REPORT 2002

                         PUBLIC ACCOUNTABILITY STATEMENT

--------------------------------------------------------------------------------

AFFORDABLE ACCESSIBLE BANKING

Banking in the 21st century is changing. Today, our customers want more choice, more convenience and the freedom to pick the delivery channel that works best for them - going to their branch, visiting an ABM, picking up the telephone or clicking their mouse. CIBC is listening to what they are telling us. In 2002, we provided faster, more convenient ways to access our services "24/7" by strengthening our entire distribution network, which includes 1,139 branches and more than 4,300 ABMs nationwide, and expanding our telephone and computer banking capabilities.

     Our customers also want a greater selection of affordable banking products and services to meet their financial needs more effectively. We've responded by providing a wider choice of Smart Simple Solutions(TM) to allow customers to weigh the options and pick the solution that is right for them.

     Some of the initiatives taken in 2002 include:

o Upgrading our ABM network infrastructure to add functionality to more than 4,300 machines, allowing customers to do more of their banking at the ABM.

o Introducing email money transfer, so personal account customers now have the convenience of transferring money electronically, through the world's first real-time, bank-to-bank secure email transfer.

o Offering more flexible mortgage options, giving customers the choice between the variable-rate CIBC Better Than Prime Mortgage(TM) or the fixed-rate CIBC Better Than Posted Mortgage(TM).

o Providing faster, more powerful telephone banking solutions. We introduced speech-recognition technology and added more call centres to meet increased customer demand.

o Expanding low-cost banking options by extending our co-branded electronic, no fee daily banking offer to 212 President's Choice Financial services pavilions in grocery stores through our strategic alliance with Loblaw Companies Limited.

SUPPORTING SMALL BUSINESS

Small businesses across Canada make a vital contribution to this country's economic growth. In today's economic environment, conditions for Canadian small business growth have never been better. Entrepreneurs are taking the Canadian economy forward and CIBC is behind them, supporting their growth in regional and national markets, and helping them to establish themselves competitively on the global stage.

     At year-end, CIBC had more than 480,000 small business customers and more than $25.8 billion in authorized loans (under $5 million in authorized credit) supporting business across Canada, including over $4.5 billion in authorized loans in agriculture.

     During the last year, CIBC introduced a broad range of initiatives and enhancements to better support our small business customers - versatile solutions that will save them more time, so that they can accomplish their goals more effectively. We updated our lending processes and procedures, launched new products, enhanced delivery through upgraded alternative channels and provided easier access to a wealth of CIBC resources to give small business customers greater, more timely access to the products and services they need.

     We enhanced our offer to small business customers by providing them with faster, more convenient access to credit products to finance their businesses and offering a range of new products and services to make their banking experience more productive and meaningful. Our initiatives included:

o Expanding CIBC Small Business Credit Edge(TM) eligibility requirements to allow more businesses to apply. The Small Business Credit Edge offers customers up to $100,000 either as a loan or line of credit, with only minimal information required, a two-page application and typically a 48-hour turnaround.

o Eliminating restrictive conditions for customers borrowing less than $250,000, including the margining of accounts receivable and maintenance of financial covenants, to enhance and simplify access to credit.

o Introducing CIBC entourage Business(TM) American Express(R) Card, a no-annual fee, low interest rate card with a great combination of travel, entertainment and savings features built in, offering value, convenience and choice to small business owners.

Total employees
approximately 42,000

Taxes paid in Canada
$1,317 million

Global contributions
to community-based
organizations were
more than $46 million

--------------------------------------------------------------------------------

                                       17
                             CIBC ANNUAL REPORT 2002

                         PUBLIC ACCOUNTABILITY STATEMENT

--------------------------------------------------------------------------------

o An expanded Online Banking and Telephone Banking offer that includes new services and transaction capabilities, such as requests for:

          o    Loan balance information.

          o Copies of transaction documents, including cheques, credit memos, debit memos, deposits, and electronic funds transfer items and withdrawals.

          o A dedicated team of small business specialists within CIBC's telephone banking channel to assist customers with day-to-day banking transactions.

SUPPORTING COMMUNITY AND EMPLOYEE VOLUNTEER ACTIVITIES

Community giving is at the heart of CIBC. Through the volunteer efforts of our employees and corporate donations, CIBC's contribution to Canadian communities is significant.

     In 2002, CIBC contributed more than $46 million worldwide, including almost $24 million in Canada to hundreds of national, regional and grassroots organizations in communities across the country. Supporting youth is the strategic focus of our commitment. Through CIBC Youthvision(TM), we fund research, education, mentoring and skills development programs aimed at helping Canadian youth prepare for the future. The CIBC Youthvision Scholarship Program
- our flagship program - is a unique arrangement with Big Brothers Big Sisters of Canada and YMCA Canada.

     Each year, 30 scholarships valued up to $35,000 each are awarded to Grade 10 students enrolled in a mentoring program with these charitable partners. Winning a CIBC Youthvision Scholarship gives young Canadians the once-in-a-lifetime opportunity to stay in school and reap all the benefits of a post-secondary education.

     The volunteer activities of CIBC employees make up the lion's share of our contribution to communities. Through the Employee as Ambassador Program, CIBC encourages their community spirit by donating up to $1,000 per employee to each community organization they support. In 2002, we donated over $289,000 to local organizations on behalf of our employees. We're also proud to support their significant volunteer efforts in raising millions of dollars for high-profile events, such as the CIBC Run for the Cure, the CIBC World Markets Children's Miracle Day(TM) and the United Way.

     The CIBC Run for the Cure is the bank's biggest employee fundraising activity in Canada, and the country's premier annual event dedicated to raising money for the fight against breast cancer. This year's event was the largest ever, even breaking last year's incredible record for the number of participants. More than 135,000 people in 38 communities across Canada took part in 2002, including over 14,000 CIBC employees, their families and friends nationwide, raising over $13 million for breast cancer research, education, diagnosis and treatment.

     The CIBC World Markets Children's Miracle Day is held each year, on the first Wednesday in December, when CIBC World Markets and CIBC Wood Gundy sales and trading staff in Canada, the U.S., Europe and Asia donate their fees and commissions to children's charities. On Miracle Day 2001, CIBC raised more than $19 million globally, including more than $3 million in Canada. Since one solitary broker, the late Timothy Miller, came up with the idea for the event back in 1984, Children's Miracle Day has raised more than $85 million.

     These funds are directed back to the communities where they were raised, providing help for more than 350 local and national charitable organizations dedicated to improving the education, health, and well-being of children.

     CIBC provided more than $2.4 million in corporate donations to United Way agencies across Canada, in addition to $250,000 in gifts-in-kind. CIBC's employees contributed $3.7 million through their organizational and fundraising efforts and payroll deductions.

PUBLIC ACCOUNTABILITY

CIBC publishes its public accountability statement annually, outlining its contribution to the economic and social well-being of our communities and our country. A full version of CIBC's 2002 Public Accountability Statement will be available online on our corporate website at www.cibc.com in the first quarter of 2003.

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                                       18
                             CIBC ANNUAL REPORT 2002

Management's Discussion and Analysis for 2002 has been designed to provide readers with a more meaningful presentation of our businesses and our risk management approach. Strategic commentary and key messages from each business line leader have been integrated into the business line review to supplement the financial analysis.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
================================================================================

================================================================================
Management's Discussion and Analysis of CIBC's 2002 results and operations is organized into five sections
--------------------------------------------------------------------------------

OVERVIEW

To facilitate an understanding of CIBC's 2002 results, this section sets out CIBC's significant business themes and critical accounting policies. An overview of the consolidated financial results is also provided to set the framework for the more detailed business line discussions that follow.

  20 Business Themes
  21 Critical Accounting Policies
  23 Consolidated Financial Results
  27 Outlook

BUSINESS LINE REVIEW

This section reviews CIBC's businesses and provides an explanation of CIBC's reporting structure, which is consistent with how the business is managed. In addition, each business line leader reviews financial results for the year. Business line performance is measured against 2002 objectives. Ongoing objectives and priorities, together with an outlook for 2003 are also provided. Finally, an in-depth financial review is provided.

 28 Business Line Review
 29 How CIBC Reports
 30 CIBC Retail & Wealth
 32 CIBC Retail Markets
 36 CIBC Wealth Management
 40 CIBC World Markets
 45 Amicus

FUNCTIONAL GROUPS

The functional groups provide infrastructure support services to the business lines. In this section, the business leader for each functional group reviews the year and establishes priorities going forward.

 47 Treasury, Balance Sheet and Risk Management
 48 Administration
 49 Technology and Operations
 50 Corporate Development

CONSOLIDATED FINANCIAL REVIEW

This section provides a discussion of CIBC's consolidated income statements and consolidated balance sheets, as well as a detailed outline of how CIBC manages risk and balance sheet resources.

 51 Consolidated Income Statements
 53 Consolidated Balance Sheets
 54 Contractual Obligations and Off-Balance Sheet
    Credit-Related Arrangements
 55 Management of Risk and Balance Sheet Resources

BUSINESS ENVIRONMENT

This section provides an economic review of the year 2002 and the outlook for 2003, an overview of the regulatory environment in which CIBC operates and related-party procedures. Accounting and reporting developments complete the section.

 69 Economic
 70 Regulatory
 70 Related-Party Procedures
 70 Accounting and Reporting Developments

================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview
--------------------------------------------------------------------------------

BUSINESS THEMES

Disciplined balance sheet management and capital strength continued to be priorities for CIBC in 2002. The balance sheet management process is aimed at reallocating economic capital and balance sheet resources to businesses with strong, stable results and ensuring CIBC remains strongly capitalized. The performance of every business across CIBC is assessed based on both quantity and quality of earnings criteria. As a result, CIBC places each of its 37 businesses into one of the four quadrants in the balance sheet resource allocation matrix presented below.

BALANCE SHEET RESOURCE ALLOCATION MATRIX

                               [GRAPHIC OMITTED]

The quantity of earnings is measured on a performance management basis, including risk-adjusted return on capital (RAROC) and economic profit. RAROC and economic profit are measured using economic capital, which captures the inherent risks associated with each business (see page 29). Quality of earnings considers volatility, sustainability, strategic importance, and growth potential. These are dynamic assessments based on financial performance and management judgment, which support the allocation of balance sheet resources to each business.

     Businesses with strong earnings, high strategic importance and long-term growth potential are considered "Growth" businesses. Examples of businesses in this quadrant include both cards and the Canadian full-service brokerage, which continued strong growth in 2002. Balance sheet resources in cards were up 7% in 2002, supporting 15% operating revenue growth. In 2002, CIBC acquired Merrill Lynch Canada Inc.'s Private Client & Securities Services businesses and Merrill Lynch Investment Managers Canada Inc., now CM Investment Management Inc. These acquisitions have enabled CIBC to increase its Canadian full-service brokerage platform under the CIBC Wood Gundy name. In aggregate, the CIBC Canadian full-service brokerage business increased its balance sheet resource usage by over 100% in 2002. The performance of these now integrated businesses continues to exceed expectations.

     Businesses with low current earnings but long-term profitability and growth potential are considered "Investment" businesses. In 2002, CIBC continued to invest in the electronic banking operations of Amicus in Canada (President's Choice Financial) which continues to perform well and is expected to become profitable in the fourth quarter of 2003. The total number of customers for President's Choice Financial at the year-end was 1.05 million, up 40% from 2001. It also experienced strong revenue growth in 2002 due to increasing volumes and spreads.

     "Managed growth" businesses are those that deliver strong financial results, but have more moderate long-term growth prospects. In 2002, mortgages grew by over 13%, with revenue up by 30%. CIBC also completed the combination of its Caribbean retail, corporate and international banking operations with those of Barclays Bank PLC to form FirstCaribbean International Bank(TM). The combined operations will be both more efficient and better able to compete in the region from a position of enhanced market share.

     Businesses with low earnings and lower long-term growth potential fall into the category of "Fix, reduce, exit." CIBC continued to liberate capital and other balance sheet resources from these businesses and redeploy them to "Investment" and "Growth" businesses. Examples of activities in 2002 included:

--------------------------------------------------------------------------------

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003 and subsequent periods. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could." A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC's control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC's forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange; political conditions and developments, including conflict in the Middle East and the war on terrorism; weakened market conditions; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; the impact of the events of September 11, 2001; changes in market rates and prices which may adversely affect the value of financial products; CIBC's success in developing and introducing new products and services to a receptive market, expanding existing distribution channels, developing new ones and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC's forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this annual report.

--------------------------------------------------------------------------------

                                       20
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

(i) The continued reduction of the non-core loan portfolio, through loan sales credit derivatives and maturities, resulting in the release of more than 34% of balance sheet resources related to this portfolio.

(ii) The decision to close the U.S. electronic banking operations. Operating losses from these activities will be substantially reduced in 2003.

(iii) The commitment to reduce capital allocated to the corporate loan and merchant banking portfolios by one-third over the next three years.

CIBC continued to meet its targets for capital strength throughout 2002, with strong growth in key retail businesses in spite of a difficult economic environment. Share repurchases were curtailed earlier in the year to ensure continued capital strength and flexibility.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies of CIBC are critical to understanding the results of operations and the financial condition of CIBC.

     These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on CIBC's financial results and financial condition. Management has established control procedures that are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled, and occur in an appropriate and systematic manner. The following details CIBC's critical accounting policies that require management's judgments and estimates.

Valuation of financial instruments

CIBC's financial instruments include debt and equity securities, derivatives and investments in merchant banking activities. Financial instruments that are classified as held for trading purposes are carried at fair value, and financial instruments that are classified as held for investment purposes, including those held in the merchant banking portfolios, are carried at cost and amortized cost adjusted for write-downs to reflect other-than-temporary impairments in value.

     For debt and equity securities carried at fair value, the fair values are based on quoted market prices, where available; otherwise, fair values are estimated using quoted market prices for similar securities or other third-party evidence as available. The fair values are adjusted for bid-offer considerations, including consideration of concentration exposure, where appropriate.

     For derivative instruments carried at fair value, the fair values are based on quoted market prices or dealer quotes, where available; otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors. Where appropriate, fair value includes a valuation adjustment to cover credit, model and market risks, as well as administrative costs.

     Realized and unrealized gains or losses on securities and derivatives held for trading purposes are included in trading activities in the consolidated statements of income.

     For financial instruments carried at cost and amortized cost, CIBC conducts regular reviews to assess whether other-than-temporary impairment has occurred. Management's assessment is based upon a review of various factors, including quoted market price of public securities; the investee's financial results; future prospects and values derived from discounted cash flow models. Impairment losses that are considered other-than-temporary are recognized in earnings.

     Management uses judgment in the estimation of fair values and impairments as there is often limited market information. Management has control procedures in place relating to valuation processes, the process for obtaining external prices, periodic model review, and the consistent application of control procedures from period to period. Imprecise estimates can affect the amount of gain or loss recorded in trading activities and the impairment recorded for a particular position or portfolio.

     For additional details of fair value by type of on- and off-balance sheet financial instruments, see Note 22 to the consolidated financial statements.

Allowance for credit losses

Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in CIBC's portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions and credit protection purchased from third parties. The allowance for credit losses consists of specific and general components. A number of factors affect management judgment and estimates relating to CIBC's allowance for credit losses, including probability of default, risk ratings, expected loss and recovery rates, and the degree of risk inherent in the loan portfolios. Changes in these estimates due to any number of circumstances can have a direct impact on the provision for credit losses, and may result in a change in the allowance.

     Management establishes specific allowances against impaired loans for larger non-homogeneous loan portfolios based on continuous monitoring of these portfolios. Generally, a loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the market price of the loan. Any changes in the estimated realizable amounts over time are reported as a charge or credit to the allowance for credit losses.

     The general allowance is established, based on expected loss rates associated with different credit portfolios and estimated time period for losses that are present but yet to be specifically identified, adjusting for management's view of the current and ongoing economic and portfolio trends.

--------------------------------------------------------------------------------

                                       21
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

     CIBC's homogeneous loans include residential mortgages, and personal and credit card loan portfolios. Management evaluates its homogeneous loan portfolios for specific allowances by reference to historical write-offs of balances outstanding. The general allowance for these consumer loan portfolios is based on CIBC's historical flow and loss rates. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios, along with the impact of economic trends and conditions. For a further discussion of the methodologies used in establishing CIBC's allowance for credit losses, see "Management of credit risk" included in the "Management of Risk and Balance Sheet Resources" section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements.

Securitizations

CIBC periodically transfers groups of loans or receivables to special purpose entities (SPEs) that issue securities to investors. These investors are entitled to a return of cash flows, based on the principal and interest provided by the group of loans or receivables transferred. This process is referred to as securitization.

     Securitizations are accounted for as sales when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets.

     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. As market prices are generally not available for retained interests, CIBC estimates fair values based on the present value of expected future cash flows. This requires management to estimate expected credit losses, prepayment rates, discount rates, forward yield curves, and other factors that influence the value of retained interests.

     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale for accounting purposes. Second, a decision is required whether a securitization SPE should be considered a subsidiary of CIBC and be consolidated into the financial statements. If the SPE is sufficiently restricted to meet certain accounting requirements, the seller of the transferred assets need not consolidate the SPE.

     CIBC's securitizations that meet the accounting criteria are recorded as a sale of assets and are not consolidated for financial reporting purposes. For additional information on CIBC's securitizations, see Note 5 to the consolidated financial statements.

     As further discussed in the section "Off-balance sheet arrangements involving SPEs," CIBC administers several SPEs that purchase pools of third-party financial assets and may be involved in other financial transactions involving SPEs. Under current accounting requirements, if the administrator does not control the SPEs, the administrator need not consolidate the SPEs.

   In August 2002, the Canadian Institute of Chartered Accountants (CICA) issued a draft guideline "Consolidation of Special-Purpose Entities." As well, in June 2002, the Financial Accounting Standards Board in the U.S. issued an exposure draft addressing the accounting for SPEs. The impact of these exposure drafts on CIBC's consolidated financial statements is not yet determinable.

Valuation of goodwill and other intangible assets

Effective November 1, 2001, CIBC adopted the requirements of the CICA handbook section 3062, "Goodwill and Other Intangible Assets." Under this section, goodwill is no longer subject to amortization. Rather, goodwill is subject to at least an annual assessment for impairment by applying a fair value-based test at the reporting unit level. Impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the implied fair value. Under the standard, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. Determining the useful lives of intangible assets requires considerable judgment and fact-based analysis. Intangible assets with an indefinite life are not amortized but are tested at least annually for impairment.

     The fair values of the reporting units and intangible assets with an indefinite life are derived from internally and externally developed valuation models, using a market or income approach. These models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and discount rates. Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. For details of goodwill and other intangible assets, see Note 7 to the consolidated financial statements.

Pension and other post-retirement benefits

Pension and other post-retirement benefit costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age and mortality rates. In accordance with Canadian generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods.

     CIBC's approach to managing its pension plans is based upon a comprehensive framework to ensure that the pension plans are properly governed, managed, and operated in each region. This framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. During the year, key assumptions were reviewed and adopted for the principal CIBC Pension Plan. These assumptions, which affect the October 31, 2002 accrued benefit obligation and funded status of the plan and which will be used to determine expense for 2003 are as follows:

--------------------------------------------------------------------------------

                                       22
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

o The discount rate is based on the yield of high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. As at the measurement date of September 30, 2002, the rate was 6.75%, consistent with the prior year.

o The assumed rate of compensation increase was reduced from 4% to 3.5%. The impact of this assumption change was to decrease the accrued benefit obligation by $53 million.

o The expected long-term rate of return on plan assets remains at 7.5%. The rate is based on the long-term market outlook and CIBC Pension Fund investment policies.

Actual future experience different from that assumed or future changes in assumptions may affect CIBC's pension and other post-retirement benefit obligations and future expense.

     For a further discussion of the key assumptions used in determining CIBC's annual pension expense and accrued pension liability, see Note 15 to the consolidated financial statements.

Income taxes

Management uses judgment in the estimation of income taxes, and future income tax assets and liabilities. As part of the process of preparing CIBC's consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which CIBC operates. This process involves estimating actual current tax exposure, together with assessing temporary differences that result from different treatment of items for tax and accounting purposes and the tax loss carryforwards. These temporary differences and tax loss carryforwards result in future income tax assets and liabilities, which are included on CIBC's consolidated balance sheets. Substantially all of CIBC's tax loss carryforwards originated from the U.S. operations in 2002 and expire in 20 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law. Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all available evidence, determine if a valuation allowance is required on all or a portion of its future income tax assets. The factors used to assess the likelihood of realization are management's forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets and the remaining expiration period of loss carryforwards. Although realization is not assured, management believes, based on all available evidence, that it is more likely than not that all of the future tax assets will be realized prior to their expiration. In this regard, CIBC has initiated various expense management initiatives, refocused its business activities and committed to provide additional capital which will generate additional income. The amount of the future income tax asset considered realizable, however, could be reduced in the near term if forecasted income during the carryforward period is not achieved. Factors that may affect CIBC's ability to achieve sufficient forecasted income include, but are not limited to, the following: deterioration of capital and credit markets, a decline in revenue or margins, loss of market share or increased competition.

     For details of CIBC's income taxes, see Note 18 to the consolidated financial statements.

CONSOLIDATED FINANCIAL RESULTS
Highlights

o Total shareholder return of 34.1% for the three-year period ended October 31, 2002, versus the TSX Banks and Trust Index of 44.5%

o    Strong Tier 1 and total capital ratios of 8.7% and 11.3%, respectively

o    Reported ROE of 5.1%

Earnings

CIBC's reported earnings were $653 million for the year, down $1,033 million from 2001. This was primarily due to a restructuring charge in the U.S. electronic banking operations and other businesses, lower revenue from the CIBC World Markets business line, and a higher provision for credit losses. This was partially offset by lower revenue-related compensation and the gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, to form FirstCaribbean International Bank(TM), now reflected as an equity investment. As well, CIBC benefited from significant tax recoveries in 2002. Reported EPS, diluted, and reported ROE were $1.35 and 5.1%, respectively, compared with $4.13 and 16.1% in 2001.

     CIBC's reported earnings in 2001 were $1,686 million, down $374 million from 2000. This resulted from a combination of lower revenue, reflecting weaker markets that were further challenged by the events of September 11, 2001, and higher expenses related to increased technology spending and a restructuring charge. Concurrently, CIBC benefited from a relatively lower income tax expense. Reported EPS, diluted, and reported ROE were $4.13 and 16.1%, respectively, compared with $4.90 and 20.5% in 2000.

     The accompanying table adjusts reported earnings for unusual items and CIBC's investment in Amicus. Refer to page 29 for more information on operating earnings.

--------------------------------------------------------------------------------

                                       23
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

EARNINGS
$ millions, for the years ended October 31                                  2002        2001        2000
------------------------------------------------------------------------------------------------------------
Reported earnings                                                        $   653      $ 1,686     $ 2,060
Less:
   Gain on sales of corporate assets (1)                                     200           65         260
   Restructuring charge(2)                                                  (323)        (123)         18
   Merrill Lynch acquisition-related costs (3)                              (112)           -           -
   Events of September 11, 2001(4)                                           (19)          (4)          -
   Adjustment to future income tax assets (5)                                 52          (66)          -
   Bulk sale of U.S. corporate loans (6)                                       -          (94)          -
   Restructured ownership of certain U.S.-based loans and leases (7)           -          142           -
   Specific provision for credit losses (6) (8)                                -          (28)       (143)
   General provision for credit losses (9)                                     -            -        (146)
   Goodwill amortization (10)                                                  -          (46)        (40)
   Other items (11)                                                            -           (4)        (39)
------------------------------------------------------------------------------------------------------------
Adjusted earnings(12)                                                        855        1,844       2,150
------------------------------------------------------------------------------------------------------------
Less:
   Net impact of Amicus (13)                                                (236)        (245)       (129)
------------------------------------------------------------------------------------------------------------
Operating earnings(12)                                                   $ 1,091      $ 2,089     $ 2,279
============================================================================================================
EPS(14) - diluted, reported                                              $  1.35      $  4.13     $  4.90
        - diluted, adjusted                                              $  1.91      $  4.54     $  5.13
        - diluted, operating                                             $  2.56      $  5.19     $  5.46
------------------------------------------------------------------------------------------------------------
ROE - reported                                                               5.1%        16.1%       20.5%
    - adjusted                                                               7.3%        17.7%       21.5%
    - operating                                                              9.7%        20.2%       22.8%
============================================================================================================

(1) During the fourth quarter of 2002, CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations. As a result of this combination, CIBC recognized an after-tax gain of $190 million (pre-tax $190 million). During the third quarter of 2002, a $10 million after-tax gain (pre-tax $13 million) was recognized relating to the sale of CIBC's investment in Life of Barbados Limited. Gains in 2001 included the sale of CIBC's two offshore banking subsidiaries, CIBC Fund Managers (Guernsey) Limited and CIBC Bank and Trust Company (Channel Islands) Limited, collectively the Guernsey private banking business, for an after-tax gain of $22 million (pre-tax $22 million) and the sale of the Merchant Card Services business for an after-tax gain of $43 million (pre-tax $58 million). The after-tax gains in 2000 included $143 million (pre-tax $203 million) from the sale of CIBC's portfolio of various wholly-owned office properties; $97 million (pre-tax $97 million) from the sale of CIBC's property and casualty insurance companies; and $20 million (pre-tax $28 million) from the sale of CIBC Suisse S.A.

(2) During the fourth quarter of 2002, CIBC recorded an after-tax restructuring charge of $323 million (pre-tax $514 million). This amount included $232 million (pre-tax $366 million) relating to closing the U.S. electronic banking operations. During the fourth quarter of 2001, CIBC recorded an after-tax restructuring charge of $123 million (pre-tax $207 million). The $18 million after-tax restructuring credit (pre-tax $31 million) in 2000 represented an adjustment of the 1999 after-tax restructuring charge of $242 million (pre-tax $426 million).

(3) In 2002, CIBC incurred after-tax costs of $112 million (pre-tax $183 million) relating to the acquisition of Merrill Lynch Canada Inc.'s Private Client & Securities Services businesses. These costs also include additional compensation to certain investment advisers within CIBC Wood Gundy.

(4) During 2002, net after-tax expenses of $19 million (pre-tax $32 million) were recognized relating to losses and incremental expenses incurred for certain of CIBC's New York operations located at One World Financial Center, in close proximity to the World Trade Center. In the fourth quarter of 2001, CIBC recognized an after-tax expense of $4 million (pre-tax $7 million) in respect of such losses and incremental expenses.

(5) During the fourth quarter of 2002, CIBC recorded $52 million in recognition of certain United Kingdom tax losses related to prior years. In June 2002, the Ontario Government proposed that the tax rate reductions previously announced by it be delayed by one year. This measure was substantively enacted in 2002. During the third quarter of 2001, it was determined that the provincial income tax rate decreases proposed in the May 9, 2001 Ontario Budget and the July 30, 2001 British Columbia Budget Update were substantively enacted. As a result, CIBC recognized a $21 million charge to income tax expense in that quarter, thereby reducing its future income tax assets, in recognition of the fact that temporary differences will reverse when the rates are lower. An adjustment of $45 million was recognized in the first quarter of 2001, resulting from the federal income tax rate decreases proposed in the October 18, 2000 federal government Economic Statement and Budget Update.

(6) In the fourth quarter of 2001, CIBC completed a sale of $848 million of non-investment grade loans and $195 million of undrawn credit commitments. CIBC recorded an after-tax specific provision for credit losses of $28 million (pre-tax $48 million) related to the loans and incurred an after-tax loss on the sale of $94 million (pre-tax $162 million).

(7) During the fourth quarter of 2001, CIBC restructured ownership of certain U.S.-based loans and leases, resulting in a net reduction of income tax expense of $142 million.

(8) In 2000, CIBC recorded an after-tax additional specific provision of $143 million (pre-tax $250 million) for credit losses related to government-sponsored student loans.

(9) In 2000, CIBC recorded an after-tax general provision for credit losses of $146 million (pre-tax $250 million).

(10) On November 1, 2001, CIBC adopted the requirements of the CICA handbook section 3062, "Goodwill and Other Intangible Assets," which require that amortization of goodwill, including that relating to equity accounted investments, cease after October 31, 2001. Accordingly, adjusted earnings for 2001 and 2000 include adding back amortization of goodwill to present 2001 and 2000 results on a basis comparable to the current year.

(11) In the fourth quarter of 2001, CIBC incurred after-tax costs of $4 million (pre-tax $8 million) related to the restructured ownership of certain U.S.-based loans and leases. In 2000, CIBC recorded after-tax costs of $12 million (pre-tax $20 million) for Oppenheimer acquisition-related costs. In 2000, other after-tax costs of $27 million (pre-tax $50 million) related to CIBC's New York premises consolidation.

(12) Operating earnings exclude items that, in management's opinion, are either unusual in nature, or that relate to substantial strategic investments, thereby allowing for the analysis of business trends and the performance of CIBC's business lines. Adjusted earnings exclude only unusual items. The words "operating earnings" and "adjusted earnings" do not have standardized meanings under generally accepted accounting principles and, consequently, may not be comparable to similar measures presented by other companies. Refer to the "Operating performance measurements" section in this report for further details.

(13) During the first quarter of 2002, certain business activities were moved from CIBC Retail Markets (formerly Retail Products and Retail Markets) to Amicus. Refer to the "Business line review" section in this report for further details. Comparative information has been reclassified.

(14) During the first quarter of 2002, CIBC retroactively adopted the CICA handbook section 3500, "Earnings Per Share." Prior period EPS figures have been restated.

--------------------------------------------------------------------------------

                                       24
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Revenue

Reported revenue in 2002 was $11,152 million on a taxable equivalent basis
(TEB), down $154 million from the prior year. The decrease in revenue was mainly due to lower trading and origination revenue, lower net merchant banking revenue and write-downs related to collateralized debt obligation and high-yield portfolios, all as a result of continued weak markets. This decrease was partially offset by the gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC. Revenue also benefited from increased net interest income related to increased volumes in credit products (cards, lending products and mortgages) and in customer deposits, as well as revenue related to acquired businesses.

--------------------------------------------------------------------------------
REVENUE
$ millions, for the years ended October 31          2002       2001        2000
--------------------------------------------------------------------------------
Reported revenue (TEB)                          $ 11,152   $ 11,306    $ 12,210
Less:
  Gain on sales of corporate assets                  203         80         328
  Bulk sale of U.S. corporate loans                   --       (162)         --
  Amicus                                             230        148          75
  Goodwill amortization -
    equity accounted investments                      --        (22)        (17)
--------------------------------------------------------------------------------
Operating revenue (TEB)                         $ 10,719   $ 11,262    $ 11,824
================================================================================

Reported revenue in 2001 was $11,306 million, down $904 million from the prior year. Revenue for the year included gains from sales of CIBC's Merchant Card Services business and the Guernsey private banking business. These gains were more than offset by the loss associated with the bulk sale of the U.S. corporate loans. In 2000, revenue included gains of $328 million related to the sales of certain office properties, the property and casualty insurance companies and CIBC Suisse S.A. Reported revenue in 2001 was also lower from 2000 as a result of revenue declines in CIBC Wealth Management and CIBC World Markets businesses, reflecting weaker market conditions and the events of September 11, 2001.

Non-interest expenses

CIBC's reported non-interest expenses for the year were $9,129 million, up $903 million from 2001. The increase in non-interest expenses was primarily due to a higher restructuring charge and the ongoing expenses related to acquired businesses, as well as acquisition-related costs, partially offset by lower revenue-related compensation. Details of the restructuring charge are outlined below.

     The reported efficiency ratio was 81.9% in 2002, compared with 72.8% in the prior year.

     At October 31, 2002, CIBC had a regular workforce headcount of 42,552, up 237 from 2001 due to the impact of acquired businesses partly offset by staff reductions as part of restructuring and the exclusion of the West Indies workforce. The regular workforce headcount measure comprises regular full-time and part-time employees, base salaried plus commissioned employees and 100% commissioned employees.

--------------------------------------------------------------------------------
NON-INTEREST EXPENSES
$ millions, for the years ended October 31             2002      2001      2000
--------------------------------------------------------------------------------
Reported non-interest expenses                      $ 9,129   $ 8,226   $ 8,096
Less:
  Restructuring charge                                  514       207       (31)
  Merrill Lynch acquisition-
    related costs                                       183        --        --
  Events of September 11, 2001                           32         7        --
  Amicus                                                585       535       290
  Goodwill amortization                                  --        24        23
  Other items                                            --         8        70
--------------------------------------------------------------------------------
Operating non-interest expenses                     $ 7,815   $ 7,445   $ 7,744
================================================================================

Reported non-interest expenses were $8,226 million in 2001, up $130 million from the prior year. This was primarily the result of increased Amicus spending and the restructuring charge related to CIBC's cost-reduction program, partially offset by lower revenue-related compensation.

Restructuring

In 2002, CIBC recorded a restructuring charge of $366 million relating to the closing of its U.S. electronic banking operations and an additional $142 million related to restructuring initiatives in other businesses. These initiatives in total are expected to result in the elimination of approximately 2,700 positions.

     The charge relating to closing the U.S. electronic banking operations, subject to regulatory approval, consisted of contract termination costs, termination benefits and other related charges, including the write-down of assets. The initiative is expected to be substantially completed by the end of the first quarter of 2003.

     CIBC World Markets has reduced staff levels, primarily in the U.S., as a result of the continued low level of business activity in capital markets and investment banking. In addition, selective reductions will be made in Asian, European and commercial banking businesses.

     CIBC Retail Markets will reduce staff levels, reconfigure its branch network and close bizSmart(TM), CIBC's direct banking offer which provided internet and telephone based banking services to small businesses.

     Operations and systems development support for CIBC World Markets, CIBC Wealth Management and CIBC Retail Markets businesses will rationalize to align their cost structures with current market conditions.

     In 2001, a CIBC-wide cost-reduction program was initiated in response to changing economic conditions. Significant actions taken in 2002 under the program included consolidation of branches, rationalization of business support functions, realignment of the workforce, reorganization of certain operations, and termination of certain leases. This program was substantially completed in 2002 and the original estimate was revised by a net increase of $6 million.

Events of September 11, 2001

CIBC's New York operations located at One World Financial Center (WFC), in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. These events caused the temporary

--------------------------------------------------------------------------------

                                       25
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

relocation of employees from WFC to CIBC's other major premises in mid-town Manhattan, as well as to temporary locations in the vicinity.

     For the year ended October 31, 2002, CIBC recorded expenses, net of insurance recoveries, related to the events of September 11, 2001 of $32 million (2001: $7 million). CIBC has received payments on account of insurance claims of $90 million in 2002 (2001: $9 million). Although CIBC is still in discussions with its insurance carrier as to the ultimate settlement amount, CIBC has recorded insurance recoveries for amounts for which it considers recovery is probable. In addition, no insurance recovery amounts are recorded under the business interruption insurance claim as negotiations are still continuing. Management is still in the process of evaluating various scenarios concerning the premises in New York. The full financial impact of these decisions, including related insurance recoveries, was not determinable at the time of preparation of the consolidated financial statements.

     For details relating to expenses related to the events of September 11, 2001, refer to Note 17 to the consolidated financial statements.

Taxes

CIBC's reported income tax recovery for the year was $279 million, compared with an income tax expense of $92 million in 2001 primarily due to a higher provision for credit losses in North America in 2002 and increased restructuring charge and other losses in CIBC's U.S. operations. Also contributing to the reduced income tax expense were the gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, upon which no tax expense was provided, and the recognition of a future tax asset in respect of certain United Kingdom tax losses relating to prior years.

     CIBC has not provided for a valuation allowance related to future income tax assets. Included in the tax loss carryforwards amount is $447 million relating to losses in the U.S. operations in 2002 which expire in 20 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law. Although realization is not assured, CIBC believes that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to their expiration. In this regard, CIBC has initiated various expense management initiatives, refocused its business activities and committed to provide additional capital which will generate additional income. See pages 52 and 53 for a more detailed discussion.

Assets

CIBC's balance sheet decreased by $14.2 billion, to $273.3 billion, from October 31, 2001. Decreases were largely driven by reductions in business and government loans ($4.7 billion), securities borrowed or purchased under a resale agreement ($8.1 billion), trading securities ($7.2 billion), investment securities ($2.3 billion), customers' liability under acceptances ($1.3 billion), and interest-bearing deposits with banks ($1.6 billion). These decreases were partially offset by increases in retail assets, such as residential mortgages ($7.9 billion), and personal and credit card loans ($2.4 billion). Large reductions in balances, specifically in the fourth quarter of 2002, were partially the result of the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, and also as a result of continuing efforts to manage the balance sheet to appropriate levels.

     The net unrealized excess of market value over book value of CIBC's investment portfolio totalled $671 million at year-end. The unrealized gains in corporate equity of $271 million related mainly to investments held in the merchant banking portfolio.

     Gross impaired loans were $2.28 billion at October 31, 2002, up from $1.70 billion from the prior year. CIBC's total allowance for credit losses, which includes specific and general allowances, was $2.29 billion at year-end, and exceeded gross impaired loans by $13 million, compared with $592 million at October 31, 2001.

     The specific provision for credit losses was $1,500 million for the year, up from $1,100 million in 2001. As at October 31, 2002, the general allowance remained at $1.25 billion, unchanged from the prior year. The increase in specific provisions mainly related to the business and government loan portfolio and reflects the continuing decline in credit conditions experienced in the U.S. and Europe.

Capital management

CIB's total capital for regulatory purposes was $14.3 billion at October 31, 2002, down $1.3 billion from 2001 mainly as a result of increased deductions for goodwill (from Tier 1 capital) and for equity accounted investments (from total regulatory capital). Goodwill increased as a result of acquisitions during the year. The increase in equity accounted investments resulted from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC. CIBC's Tier 1 and total regulatory capital ratios were 8.7% and 11.3%, respectively, at October 31, 2002, compared with 9.0% and 12.0% a year ago.

Shareholder value

CIBC's common share price was $38.75 at October 31, 2002, compared with $48.82 at the end of 2001. Current dividends of 41 cents per quarter, implying an annual dividend of $1.64, represent a dividend yield of 4.2% based on the closing share price for the year. Book value was $25.75 per share, down from $26.44 per share in 2001.

     Under a normal course issuer bid that began on January 9, 2002, CIBC purchased 5.7 million common shares for cancellation during the year for an aggregate consideration of $313 million, representing an average price of $55.05 per share. The normal course issuer bid ends January 8, 2003.

Stock option plans

CIBC has two stock option plans: the Employee Stock Option Plan and the Non-Officer Director Stock Option Plan, as detailed in Note 14 to the consolidated financial statements.

--------------------------------------------------------------------------------

                                       26
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

During the year, CIBC early adopted the fair value-based method to account for stock options. This is further explained in Note 14 to the consolidated financial statements.

The dilution impact of the stock option plans is summarized in the table below. The dilution impact is calculated as the new option grants for the year, net of options forfeited by employees leaving CIBC, divided by the average number of shares outstanding during the year.

-------------------------------------------------------------------------------------------------------------
STOCK OPTIONS
As at or for the years ended October 31      2002      2001      2000      1999      1998      1997      1996
-------------------------------------------------------------------------------------------------------------
Net options granted (millions)                2.7       2.4       5.1       4.5       3.4       3.4       3.0
Average number of shares
  outstanding (millions)                    360.6     372.3     388.9     409.8     415.0     413.5     415.0
=============================================================================================================
Net grants during period as % of average
  number of shares outstanding                0.8%      0.6%      1.3%      1.1%      0.8%      0.8%      0.7%
=============================================================================================================

OUTLOOK

The current North American economic environment remains uncertain. An earlier recovery in the U.S. has faltered amid weak gains in employment and little appetite for renewed capital spending by corporations. In Canada, the picture is somewhat brighter with relatively strong consumer spending and a healthy trade surplus, although it is unclear how long this divergence can continue in light of the conditions south of the border. Ultimately, North American economic growth is expected to slowly strengthen, particularly during the latter part of 2003, as low interest rates support retail sales and companies finally begin re-investing in their businesses. The key uncertainty in this forecast remains the threat of war in the Middle East.

     In light of these challenges, CIBC will continue to shift its business mix away from the capital and credit markets to its core retail and wealth management businesses. Loan loss provisions are expected to decline in 2003 and management's efforts will be focused on improving operational efficiency and maintaining strong capital ratios.

--------------------------------------------------------------------------------

                                       27
                             CIBC ANNUAL REPORT 2002

We have four strategic business lines - CIBC Retail Markets, CIBC Wealth Management, CIBC World Markets and Amicus. CIBC Retail Markets and CIBC Wealth Management together comprise our CIBC Retail & Wealth operations. These business lines are supported by four functional groups - Treasury, Balance Sheet and Risk Management; Administration; Technology and Operations; and Corporate Development.

--------------------------------------------------------------------------------
                              Business Line Review
================================================================================

========================================================================================================================
BUSINESS LINE REVIEW                                                                       AVERAGE      REPORTED
                                                                                            ASSETS      EARNINGS
                                                                                       (% of total)  ($ millions)
------------------------------------------------------------------------------------------------------------------------
CIBC RETAIL & WEALTH                                                                         58.7%        $1,347
------------------------------------------------------------------------------------------------------------------------
CIBC RETAIL MARKETS
Provides financial services and lending, credit cards, mortgages, deposit,
insurance and investment products to retail and small business                               49.4%        $1,171
customers through CIBC branches, ABM network, internet and telephone banking.
------------------------------------------------------------------------------------------------------------------------
CIBC WEALTH MANAGEMENT
Provides relationship-based advisory sales, services and products through a sales force
of more than 3,000 investment professionals. Products and services include full-service       9.3%        $  176
brokerage in Canada and the U.S., discount brokerage, global private banking  and trust services, asset management, and a variety of other wealth products.
------------------------------------------------------------------------------------------------------------------------
CIBC WORLD MARKETS
Provides integrated investment and corporate banking solutions to clients throughout
North America, with niche capabilities in the U.K. and Asia. Areas of specialization         39.5%        $ (144)
include mergers and acquisitions; research; sales and trading of securities and derivatives; merchant banking; and commercial banking.
------------------------------------------------------------------------------------------------------------------------
AMICUS
Provides co-branded electronic retail banking services. Operating through pavilions in        1.8%        $ (468)
retail locations, Amicus offers a variety of deposit and credit products.
========================================================================================================================

FUNCTIONAL GROUPS

CORPORATE AND OTHER includes the four functional groups that provide infrastructure support services, with revenue and expenses generally allocated to the business lines. These functional groups are:

o Treasury, Balance Sheet and Risk Management-manages CIBC's balance sheet resource allocation process and also measures, monitors and controls CIBC's exposure to credit, market, liquidity and operational risk.

o Administration - provides governance and support services to CIBC and its strategic business lines.

o Technology and Operations - provides a wide range of shared technology and operations services to CIBC's businesses.

o Corporate Development - reinforces an owner-manager mindset among CIBC's leaders to develop and grow their businesses.

================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
How CIBC Reports
--------------------------------------------------------------------------------

CIBC's four business lines are CIBC Retail Markets, CIBC Wealth Management, CIBC World Markets and Amicus. CIBC Retail Markets and CIBC Wealth Management together comprise CIBC Retail & Wealth operations, the focus of CIBC's overall strategy of concentrating resources and increasing capital to the retail operations.

--------------------------------------------------------------------------------

CIBC's business lines are supported by four functional groups: Treasury, Balance Sheet and Risk Management; Administration; Technology and Operations; and Corporate Development.

     During 2002, CIBC merged most of the businesses within Electronic Commerce, and Retail and Small Business Banking into a new business line, CIBC Retail Markets. Amicus (previously part of Electronic Commerce) became a separate business line, and Technology and Operations became a part of Corporate and Other. Prior year segmented financial information has been reclassified to reflect these changes.

     CIBC's Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the four business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments business included in CIBC Retail Markets, are fully allocated to other business lines. In addition, the revenue, expenses and balance sheet resources of the four functional groups are generally allocated to the business lines. Corporate and Other comprises the four functional groups, as well as CIBC Mellon's custody business and other revenue and expense items not directly attributable to the business lines. Management uses this model to better understand the economics of customer segments, products and delivery channels.

     The model employs certain estimates and allocation methodologies in the preparation of segmented financial information. In 2002, the sales and service fees paid to segments for certain products were renegotiated among the business lines. Prior year financial information was not reclassified to reflect these fee changes.

OPERATING PERFORMANCE MEASUREMENTS

The principal measurements used by CIBC to assess business line performance include operating earnings; return on equity, which is based on risk-adjusted (economic) capital; and economic profit. These measurements are outlined in more detail in the following sections and are provided as part of the business line performance reviews on pages 30 to 46.

Operating earnings

Management uses operating earnings and adjusted earnings to review and analyse the performance of the business lines. Operating earnings exclude items that, in management's opinion, are either unusual in nature or relate to substantial strategic investments, thereby allowing for the analysis of business trends. Adjusted earnings exclude only unusual items. Examples of excluded items are the impact of gains (or losses) on sales of non-strategic assets, restructuring costs within each business line and the costs related to the events of September 11, 2001. These items are explained in more detail in the footnotes to the table under earnings on page 24. Business line results show both reported and operating earnings. The discussions on pages 30 to 46 refer to operating earnings. In addition, further details on the business lines are provided in
Note 26 to the consolidated financial statements.

Risk-adjusted return on capital (RAROC)

RAROC is a risk-adjusted profitability measurement and management framework for measuring risk-adjusted financial performance and for providing a consistent view of profitability across all businesses. RAROC is defined as the ratio of risk-adjusted return to economic capital.

     Economic capital is attributed on the basis of three risk factors: credit, market and operational risk. The fundamental approaches to managing these risk factors are described in the "Management of Risk and Balance Sheet Resources" section. The use of risk-based capital strengthens the risk management discipline within CIBC's business lines, as the methodologies employed quantify the level of risk within each business line and attribute capital accordingly. This process assists CIBC in achieving its objectives of controlled growth and returns commensurate with the risk taken.

     Economic capital methodologies can be applied across products, clients, lines of business and other segmentations, as required, to measure certain types of performance. The resulting capital attributed to each business line provides the financial framework to understand and evaluate sustainable performance, and to actively manage the composition of the business portfolio. This enables CIBC to increase shareholder value by reallocating capital to those businesses with high strategic value and sustainable returns, or with long-term growth and profitability potential.

     Business line return on equity is also measured using risk-adjusted (economic) capital, which, in many instances, may be different from legal capital. The difference between economic capital allocated to the business lines and legal capital is held in Corporate and Other. Periodically, enhancements are made to CIBC's economic capital allocation model as part of CIBC's risk measurement process. These changes are made prospectively.

Economic profit

Economic profit elaborates on RAROC by incorporating the cost of equity capital, which is based on the market required rate of return from holding CIBC's equity instruments, to assess whether shareholder wealth is being created. Economic profit measures the return generated by each business in excess of CIBC's cost of equity capital. Shareholder wealth is increased if capital can be employed at a return in excess of CIBC's cost of equity capital. Similarly, when returns do not exceed the cost of equity capital, then shareholder wealth is diminished and a more effective deployment of that capital is sought.

--------------------------------------------------------------------------------

                                       29
                             CIBC ANNUAL REPORT 2002

2002 Results

o     Reported earnings of $1,347 million;
      including commercial banking, reported
      earnings of $1,430 million

o     Growth in transaction account balances of
      22%

o     Growth in personal loans administered of 14%

o Growth in non-institutional assets under administration of 24%

Our Priorities

o     Customer satisfaction

o     Proactive sales and service

o Leadership in advice-based wealth management products and services

o     Operational efficiency

                               [GRAPHIC OMITTED]

================================================================================

[PHOTO OMITTED]

           JILL DENHAM
            Vice-Chair
   CIBC Retail Markets

[PHOTO OMITTED]

       GERRY McCAUGHEY
            Vice-Chair
CIBC Wealth Management

CIBC Retail & Wealth
--------------------------------------------------------------------------------

     PAT REILLY (above right), Executive Assistant, Corporate Communications and
> Public Affairs, long-time employee and CIBC customer for almost 50 years, meets with fellow veteran employee Shirley McLellan (above left), CIBC's Client Care Ambassador, at CIBC's main branch in Toronto.

--------------------------------------------------------------------------------

CIBC Retail & Wealth comprises CIBC Retail Markets and CIBC Wealth Management business lines and represents CIBC's combined retail operations. The combination of these two business lines reflects CIBC's strategy to focus resources in its retail business. CIBC Retail & Wealth products and services are provided to customers in Canada, the U.S. and the Caribbean through a variety of channels.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
CIBC Retail & Wealth
--------------------------------------------------------------------------------

SCOPE AND SCALE

Personal transaction
account balances
$ billions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                             00      01      02

                           16.86   17.83   21.78

Personal Loans
administered
$ billions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                             00      01      02

Cards                       7.69    8.71   15.24
Residential Mortgages      57.01   64.79   75.65
Other Consumer Loans       28.48   28.17   29.56

Non-institutional assets
under administration
$ billions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                             00      01      02

                           163.4   166.4    207

The following tables set out the reported and operating earnings as well as operating revenue for CIBC Retail & Wealth by business.

      In addition, while CIBC manages its commercial banking operations within CIBC World Markets, some financial institutions include commercial banking with their retail operations. The accompanying tables also set out the effect of including CIBC's commercial banking operations under CIBC Retail & Wealth.

Earnings
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                            2000    2001     2002

Earnings

Reported
  CIBC Retail & Wealth and  1251    1331     1430
  commercial banking

  CIBC Retail & Wealth      1121    1228     1347

Operating
  CIBC Retail & Wealth      1150    1216     1292

  Commercial banking         130     106       86

Revenue
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                            2000    2001     2002

Operating Revenue
  CIBC Retail & Wealth      6759    6632     7469

  Commercial banking         491     481      446

--------------------------------------------------------------------------------
EARNINGS
$ millions for the years ended October 31          2002        2001        2000
--------------------------------------------------------------------------------
CIBC Retail Markets                             $ 1,171     $   917     $   687
CIBC Wealth Management                              176         311         434
--------------------------------------------------------------------------------
                                                  1,347       1,228       1,121
Commercial banking                                   83         103         130
--------------------------------------------------------------------------------
Reported earnings                                 1,430       1,331       1,251
--------------------------------------------------------------------------------
Less:
  Gain on sales of corporate assets                 200          65         117
  Restructuring charge                              (36)        (42)          6
  Merrill Lynch acquisition-related costs          (112)         --          --
  Specific provision for credit losses               --          --        (143)
  Goodwill amortization                              --         (14)         (9)
--------------------------------------------------------------------------------
Operating earnings                              $ 1,378     $ 1,322     $ 1,280
================================================================================

--------------------------------------------------------------------------------
REVENUE
$ millions for the years ended October 31          2002        2001        2000
--------------------------------------------------------------------------------
Operating revenue (TEB)(1)
CIBC Retail Markets
  Personal banking                              $ 1,126     $   993     $   952
  Small business banking                            720         661         681
  West Indies                                       245         281         268
  Cards                                           1,241       1,077         936
  Lending products                                  582         634         624
  Mortgages(2)                                      623         479         332
  Insurance                                          72          50         148
  Other                                              67         163         105
--------------------------------------------------------------------------------
                                                  4,676       4,338       4,046
--------------------------------------------------------------------------------
Operating revenue (TEB)(1)
CIBC Wealth Management
  Imperial Service                                  667         627         558
  Private client investment                       1,320         977       1,280
  Global private banking and trust                  127         123         163
  Wealth products                                   643         486         663
  Other                                              36          81          49
--------------------------------------------------------------------------------
                                                  2,793       2,294       2,713
--------------------------------------------------------------------------------
                                                  7,469       6,632       6,759
Commercial banking                                  446         481         491
--------------------------------------------------------------------------------
Operating revenue (TEB)                         $ 7,915     $ 7,113     $ 7,250
--------------------------------------------------------------------------------

(1) Operating revenue excludes gain on sales of corporate assets and adds back goodwill amortization - equity accounted investments.

(2) Comparative figures have been reclassified to conform with the presentation used in 2002.

--------------------------------------------------------------------------------

                                       31
                             CIBC ANNUAL REPORT 2002

2002 Results

o     Operating ROE of 44%

o     Overall customer loyalty
      remained unchanged

o     Top rated of the big five
      banks for Satisfaction with
      Problem Resolution for 2002

o     Small business customer
      loyalty increased by 4%

Our Priorities

o     Improve customer loyalty

o     Drive profitable growth

o     Continue market leadership in
      cards

Our Ongoing Objectives

o     Achieve operating earnings
      growth of 10% for the year

o     Improve customer loyalty

o     Become the leading bank for
      small business customers

                                [PHOTO OMITTED]

================================================================================

[PHOTOS OMITTED]

   JILL DENHAM
    Vice-Chair

CIBC Retail & Wealth -
CIBC Retail Markets

--------------------------------------------------------------------------------

     CIBC'S SMALL BUSINESS BANKING customer Derek Gardner (above centre),
> President, CLO Glass Limited of Concord, Ontario pictured with sons Kevin (above right) and Paul (above left) who serve as vice-presidents of the company.

--------------------------------------------------------------------------------

CIBC Retail Markets serves both personal and small business customers across Canada. We offer deposit products, personal and student loans, cards, mortgages and insurance, and small business and agricultural loans through CIBC's Canadian branch network, telephone banking, internet banking and ABMs. In addition to the banking services offered in Canada, we have an approximate 44% equity investment in FirstCaribbean International Bank(TM).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
CIBC Retail & Wealth - CIBC Retail Markets
--------------------------------------------------------------------------------

2002 marked the first full year of new leadership in CIBC Retail Markets, and performance was strong, with increased revenue, funds managed and profitability. With a renewed focus on leveraging the strengths of our retail franchise, we launched a wide range of initiatives to increase our value to customers, increase performance and improve the efficiency of our operations.

--------------------------------------------------------------------------------

Our three-year goal is to become the best relationship retailer of financial services in Canada. To achieve this goal, we are building on both our current strengths and new opportunities for competitive advantage.

CURRENT STRENGTHS

Our cards business again experienced significant growth in 2002. Total purchase volumes were up 13% and balances under administration increased 9% to $9.5 billion as at year end. We maintained our #1 position in market share of card purchase volumes and average outstanding card balances and remained the leading issuer of premium credit cards based on purchase volumes.

      We are committed to continued growth in this core business through ongoing product innovation and operating efficiencies. We launched several new card products during 2002, including the entourage suite of cards as part of our alliance with American Express Limited. CIBC also launched the CIBC Shoppers Optimum(TM) VISA card, a co-branded, loyalty-based no-fee credit card with Shoppers Drug Mart Inc.

      Our mortgage business continues to perform exceptionally well. New residential mortgage originations reached a record high of $26.7 billion this year, increasing total residential mortgages under administration by 17% and our market share by a full percentage point. Our multi-brand, multi-channel mortgage strategy sells mortgages under the CIBC, FirstLine(TM) and President's Choice Financial brands through CIBC retail channels, Home Loans Canada, independent brokers and President's Choice Financial channels.

      New automated sales management tools and processes introduced this year to our branch-based sales force played an important role in increasing personal and small business banking revenues, with a significant increase in revenues per salesperson.

      We continued to develop innovative products with significant customer appeal. Our new CIBC Better Than Posted Mortgage, the introduction of CIBC Audio Access(TM) ABM service for elderly customers and those with visual impairments, and our new email money transfer service are examples of our continued success at delivering valued products and services.

      In small business banking, we introduced a new credit process to give small business customers faster turnaround on credits up to $30,000 for unsecured startup ventures. Small business customer loyalty is now at its highest point in four years. We made the decision to close bizSmart, our direct banking offer which provided internet and telephone-based banking services to small businesses.

      FirstCaribbean International Bank(TM) was formed on October 11, 2002 as a result of the combination of our Caribbean retail, corporate and international banking operations with those of Barclays Bank PLC. The new bank operates in 13 countries in the West Indies, and will leverage one of the largest capital bases of any Caribbean bank to focus on growth and excellent customer service.

NEW OPPORTUNITIES FOR COMPETITIVE ADVANTAGE

While product excellence in areas such as mortgages and cards is important, our objective is to be recognized by customers as the bank that can fulfill all of their financial services needs, at each stage of their lives.

      This year, we took a number of steps to achieve stronger relationships with customers in order to better meet their financial needs. Our detailed understanding of customer segments is driving our product development, marketing activities, distribution decisions and our sales focus.

      We implemented a sophisticated, new branch technology infrastructure that has allowed us to introduce automated performance measurement and sales leads, e-learning for employees, and faster transaction processing times. We continue to invest in learning and sales management tools for branch staff so that we can achieve our goals for deepening our customer relationships.

      Also, we have begun to streamline our organization by overhauling processes to improve the customer experience and reduce associated costs and time.

OUTLOOK FOR 2003

CIBC Retail Markets will grow revenue from initiatives that deepen customer relationships, increase the sales performance of employees and improve operational efficiencies.

--------------------------------------------------------------------------------

                                       33
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Earnings
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Earnings

Reported earnings                          687              917            1,171
Operating earnings                         742              907            1,007

Revenue
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Revenue

Reported revenue                         4,143            4,389            4,879
Operating revenue                        4,046            4,338            4,676

Expenses
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Expenses

Reported non-interest expenses           2,540            2,685            2,831
Operating non-interest expenses          2,530            2,646            2,773

--------------------------------------------------------------------------------
Financial Results: CIBC Retail & Wealth - CIBC Retail Markets
--------------------------------------------------------------------------------

EARNINGS

CIBC Retail Markets operating earnings in 2002, as set out in the table below, were $1,007 million, up $100 million from the prior year due to growth in operating revenue, partially offset by higher expenses.

      In 2001, operating earnings were $907 million, up $165 million from 2000 as a result of strong revenue growth and a lower provision for credit losses, partially offset by higher expenses.

      Reported earnings are set out in the table below.

--------------------------------------------------------------------------------
EARNINGS - CIBC RETAIL MARKETS
$ millions, for the years ended October 31        2002        2001        2000
--------------------------------------------------------------------------------
Total revenue (TEB)                            $ 4,879     $ 4,389     $ 4,143
Provision for credit losses                        418         396         679
Non-interest expenses                            2,831       2,685       2,540
--------------------------------------------------------------------------------
Income before income taxes and
  non-controlling interests                      1,630       1,308         924
Income taxes and non-controlling interests         459         391         237
--------------------------------------------------------------------------------
Reported earnings                                1,171         917         687
--------------------------------------------------------------------------------
Less:
  Gain on sales of corporate assets                200          43          97
  Restructuring charge                             (36)        (19)         --
  Goodwill amortization                             --         (14)         (9)
  Additional student loan provision                 --          --        (143)
--------------------------------------------------------------------------------
Operating earnings                             $ 1,007     $   907     $   742
================================================================================
Reported efficiency ratio                         58.1%       61.2%       61.3%
Reported ROE                                      51.4%       36.5%       21.5%
Reported economic profit                       $   906     $   616     $   277
--------------------------------------------------------------------------------
Operating efficiency ratio                        59.3%       61.0%       62.5%
Operating ROE                                     43.9%       36.0%       23.3%
Operating economic profit                      $   742     $   606     $   333
================================================================================

REVENUE

Operating revenue for the year was $4,676 million, up $338 million from 2001 due to volume growth experienced in all credit products (cards, lending products and mortgages) and in customer deposits. Spreads improved in cards and mortgages but declined elsewhere. Revenue also increased due to gains on sales of mortgages, higher prepayment fees, higher hedging gains from managing prepayment risk, and higher student loan servicing fees, partially offset by lower student loan volumes. These increases were partially offset by lower revenue from lending products as a result of higher internal commissions paid to the segments, including personal banking and small business banking, the loss of ongoing revenue from the sale of the Merchant Card Services business in 2001, lower treasury revenue and lower West Indies revenue due to the change to equity accounting.

      In 2001, operating revenue was $4,338 million, up $292 million from 2000. The increase was due to volume growth in deposits, cards and mortgages, improved spreads in mortgages, cards and lending products, and higher treasury earnings, partially offset by lower deposit spreads and the loss of ongoing revenue from exiting property and casualty insurance and Merchant Card Services businesses.

      Reported revenue is set out in the table below.

--------------------------------------------------------------------------------
REVENUE - CIBC RETAIL MARKETS
$ millions, for the years ended October 31             2002      2001       2000
--------------------------------------------------------------------------------
Reported revenue (TEB)
  Personal banking                                  $ 1,126   $   993    $   952
  Small business banking                                720       661        681
  West Indies                                           448       281        268
  Cards                                               1,241     1,128        936
  Lending products                                      582       634        624
  Mortgages(1)                                          623       479        332
  Insurance                                              72        50        245
  Other                                                  67       163        105
--------------------------------------------------------------------------------
                                                      4,879     4,389      4,143
--------------------------------------------------------------------------------
Less:
  Gain on sales of corporate assets                     203        58         97
  Goodwill amortization                                  --        (7)        --
--------------------------------------------------------------------------------
Operating revenue (TEB)                              $4,676   $ 4,338    $ 4,046
================================================================================
By business:
  Personal banking                                  $ 1,126   $   993    $   952
  Small business banking                                720       661        681
  West Indies                                           245       281        268
  Cards                                               1,241     1,077        936
  Lending products                                      582       634        624
  Mortgages(1)                                          623       479        332
  Insurance                                              72        50        148
  Other                                                  67       163        105
--------------------------------------------------------------------------------
Operating revenue (TEB)                             $ 4,676   $ 4,338    $ 4,046
================================================================================

(1) Comparative figures have been reclassified to conform with the presentation used in 2002.

Revenue details are as follows:

     Personal banking is the individual customer segment (customers other than those in Imperial Service and global private banking and trust). Revenue is earned from commission and service fees paid by CIBC's product

--------------------------------------------------------------------------------

                                       34
                             CIBC ANNUAL REPORT 2002

--------------------------------------------------------------------------------

groups, primarily the investments, deposits, mortgages and lending products businesses. Operating revenue was $1,126 million, up $133 million from 2001 due to increases in fee revenue and internal commission income, as well as volume growth in customer deposits, partially offset by the effect of lower interest rates.

      Small business banking is the customer segment supporting small owner-operated businesses, including owners' personal holdings. Revenue is earned from commission and service fees paid by CIBC's product groups, primarily the investments, deposits, mortgages and lending products businesses. Operating revenue was $720 million, up $59 million from 2001 as a result of higher internal commission revenue and volume growth in customer deposits, partially offset by the effect of lower interest rates.

      West Indies, prior to October 11, 2002 when FirstCaribbean International Bank(TM) (FCIB) was formed, was a full-service banking operation in eight countries, servicing all customer segments through a 42-branch network and electronic delivery channels. Revenue was earned on net interest spreads, and sales and service fees. FCIB was formed as a result of the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC. After the formation of FCIB, revenue represents CIBC's earnings from its approximate 44% equity investment in FCIB. Operating revenue was $245 million, down $36 million from 2001 due to the change to equity accounting.

      Cards comprises a portfolio of credit cards. Revenue is earned through spreads and fees. Operating revenue was $1,241 million, up $164 million from 2001 due to improved spreads and growth in average balances under administration. These factors more than offset the loss of ongoing revenue from the sale of the Merchant Card Services business in 2001.

      Lending products comprises personal (including student loans), small business and agricultural lending portfolios. Revenue is earned through net interest spreads and service fees, less internal commissions paid to the customer segments. Operating revenue was $582 million, down $52 million from 2001. Volume increases in all products, other than student loans, were more than offset by higher internal commissions paid to the segments. Fees earned on managing student loans more than offset the impact of reduced volumes within the student loan portfolio.

      Mortgages includes both residential and commercial mortgages. Revenue is earned through spreads, fees, mortgage sales and hedging activities, less internal commissions paid to the customer segments. Operating revenue was $623 million, up $144 million from 2001 due to improved volume and spreads, gains on sales of mortgages, higher prepayment fees earned and higher hedging gains from managing prepayment risk.

      Insurance provides creditor insurance products. Revenue comprises earned premiums less claims plus investment income. Operating revenue was $72 million, up $22 million from 2001 due to increased penetration of creditor insurance products.

      Other includes electronic and self-service banking, and the allocation of a portion of treasury revenue. Operating revenue was $67 million, down $96 million from 2001 primarily due to reduced treasury earnings.

PROVISION FOR CREDIT LOSSES

The provision for credit losses was $418 million in 2002, up $22 million from the prior year due to higher volumes.

      In 2001, the provision for credit losses was $396 million, down $283 million from 2000. In 2000, the provision included $365 million related to government-sponsored student loans. Excluding the provision of $365 million from 2000, the provision for credit losses in 2001 was up $82 million from 2000 reflecting volume growth in the cards business and weakening economic conditions.

NON-INTEREST EXPENSES

--------------------------------------------------------------------------------
NON-INTEREST EXPENSES - CIBC RETAIL MARKETS
$ millions, for the years ended October 31          2002        2001        2000
--------------------------------------------------------------------------------
Reported non-interest expenses                    $2,831      $2,685      $2,540
Less:
  Restructuring charge                                58          32           1
  Goodwill amortization                               --           7           9
--------------------------------------------------------------------------------
Operating non-interest expenses                   $2,773      $2,646      $2,530
================================================================================

Operating non-interest expenses were $2,773 million in 2002, up $127 million from the prior year due to higher compensation costs and spending on marketing and technology.

      The operating efficiency ratio for 2002 improved to 59.3% from 61.0% in 2001.

      In 2001, operating non-interest expenses were $2,646 million, up $116 million from 2000 as a result of spending to support growth in credit products' volumes, higher compensation and occupancy costs and infrastructure spending, partially offset by expense declines as a result of businesses exited.

      Reported non-interest expenses are set out in the table above.

      The regular workforce headcount was 16,978 at year-end, down 1,550 from the prior year mainly due to the exclusion of the West Indies workforce.

AVERAGE ASSETS

Average assets in 2002 were $144.6 billion, up $13.2 billion from the prior year, largely related to the growth in residential mortgages.

--------------------------------------------------------------------------------

                                       35
                             CIBC ANNUAL REPORT 2002

2002 Results

o     Operating ROE was 54%

o     Non-institutional assets
      under administration,
      including acquired assets,
      increased by 24%. Excluding
      acquired assets, growth was
      negative 4%

o     Mutual fund assets increased
      by 14% for the year,
      including acquired assets.
      Excluding acquired assets,
      growth was negative 1%, vs.
      overall mutual fund industry
      decline of 3%

Our Priorities

o     Capitalize on acquisitions to
      support and accelerate our
      growth objective

o     Continue to increase the
      investment advisory
      capability of our branch-
      based sales force

o     Enhance products and services
      through additional CIBC and
      third-party offerings

Our Ongoing Objectives

o     Achieve operating earnings
      growth of 10% for the year

o     Increase mutual fund assets
      by 5%

o     Increase non-institutional
      assets under administration
      by 4%

                                 [PHOTO OMITTED]

================================================================================

   [PHOTOS OMITTED]

  GERRY McCAUGHEY
       Vice-Chair

CIBC Retail & Wealth -
CIBC Wealth Management
--------------------------------------------------------------------------------

      PETER E. MCCAWLEY (above), President of Aramark Canada Ltd. meets with
> CIBC Wealth Management Private Banker Lynne Maxwell in CIBC's Private Banking Hall to discuss his integrated financial management needs.

--------------------------------------------------------------------------------

CIBC Wealth Management is focused on providing relationship-based advisory sales, service and product solutions to the full spectrum of wealth-building clients. A sales force of more than 3,000 investment professionals in our Canadian and U.S. full-service brokerages, and our Imperial Service and private banking branch-based network, deliver investment products and services to help clients achieve their financial goals.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
CIBC Retail & Wealth - CIBC Wealth Management
--------------------------------------------------------------------------------

Our products and services include asset management, a full range of CIBC and third-party mutual funds, fixed-term investments, trust services, and a broad selection of investment and credit products, as well as our online discount brokerage services. TAL Global Asset Management Inc. (TAL) delivers global investment services for institutional, private and mutual fund investors.

--------------------------------------------------------------------------------

Canadian household investible assets are expected to more than double this decade, rising from $1.6 trillion in 2001 to almost $3.7 trillion in 2010.* Through our team of investment professionals, we are well positioned to meet the growing demand for advice and the desire for more sophisticated products.

IMPERIAL SERVICE

This branch-based advisory group provides affluent clients with objective and comprehensive advice and planning on a broad range of investment, credit and banking products. We have over 1,200 financial advisers and investment specialists, of whom more than 850 are licensed to provide investment advice on a wide range of third-party investment choices, as well as offering CIBC's complete range of investment, credit and day-to-day banking solutions. In 2003, our goal is to continue growing our team of fully licensed advisers to more than 1,000 in order to better meet the full financial needs of our clients.

PRIVATE CLIENT INVESTMENT

This group includes CIBC Wood Gundy and CIBC Oppenheimer, CIBC's Canadian and U.S. full-service brokerages, and focuses on both affluent and high-net-worth individuals. In 2002, we created the largest full-service brokerage in Canada through the integration of the Merrill Lynch Canada retail brokerage business with CIBC Wood Gundy. In 2003, our full-service brokerage operations will continue to emphasize fee-based financial services and solutions.

GLOBAL PRIVATE BANKING AND TRUST

This group provides a comprehensive range of global solutions, including investment management, trusts, private banking and global custody, to meet the financial management needs of high-net-worth individuals, families and corporations. In 2002, our goal was to further strengthen Private Banking client relationships by continuing to enhance our services. We achieved this through a greater focus on our personalized service and through a variety of additional measures, including a new Internet presence and a new Private Banking Convenience Card(TM) with ABM messaging. In 2003, our goal is to enhance our product offer by focusing on managed products sold directly by Private Banking as well as with the support of our TAL Private Management Ltd. and CIBC Wood Gundy partners.

WEALTH PRODUCTS

This group includes mutual funds, investment management services, GICs and discount brokerage services. The acquisition of Merrill Lynch Canada's retail brokerage business also included CM Investment Management Inc. (formerly Merrill Lynch Investment Managers Canada Inc.) and has added 39 additional mutual funds to our proprietary product offering, including what is now the Renaissance family of funds and Frontiers pools. This acquisition also included what is now CIBC Wood Gundy Investment Consulting Service(TM), our separately managed account program.

     The above transaction, combined with CIBC Mutual Funds and the Talvest family of funds, positions us as #2 among the Canadian banks (and #4 in the industry), in terms of mutual fund assets under management. CIBC ranked #1 in mutual fund net sales among banks in 2002.

     CIBC ranks second in assets under management in the Canadian mutual fund wrap market. Over the course of the year, CIBC Personal Portfolio Services(R), our fee-based, discretionary investment management product, grew 10% from $5.9 billion to $6.5 billion. Managed Portfolio Services, CIBC All-In-One Fund Solution, has recorded total net sales of $444 million since its launch in February 2002. As well, CIBC Wood Gundy Investment Consulting Service, our separately managed wrap product, maintained its leadership position in the market with assets under management growing 2% in 2002.

OUTLOOK FOR 2003

In 2003, we expect to maintain our leadership in advice-based distribution. This leadership position will allow us to reach our existing and new customers with a broad range of investment management products and services. In these unpredictable capital markets, we believe clients will be well served by our comprehensive, advice-based approach. As well, we will continue to drive scale efficiencies and to improve our revenue productivity.

*Source Investor Economics, Household Balance Sheet research

--------------------------------------------------------------------------------

                                       37
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Earnings
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Earnings

Reported earnings                          434              311              176
Operating earnings                         408              309              285

Revenue
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Revenue

Reported revenue                         2,741            2,316            2,793
Operating revenue                        2,713            2,294            2,793

Expenses
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Expenses

Reported non-interest expenses           2,093            1,920            2,551
Operating non-interest expenses          2,104            1,887            2,374

--------------------------------------------------------------------------------
Financial Results: CIBC Retail & Wealth - CIBC Wealth Management
--------------------------------------------------------------------------------

EARNINGS

--------------------------------------------------------------------------------
EARNINGS - CIBC WEALTH MANAGEMENT
$ millions, for the years ended October 31        2002        2001        2000
--------------------------------------------------------------------------------
Total revenue (TEB)                             $ 2,793     $ 2,316     $ 2,741
Provision for credit losses                          --          --           1
Non-interest expenses                             2,551       1,920       2,093
--------------------------------------------------------------------------------
Income before income taxes                          242         396         647
Income taxes                                         66          85         213
--------------------------------------------------------------------------------
Reported earnings                                   176         311         434
================================================================================
Less:
    Gain on sales of corporate assets                --          22          20
    Restructuring charge                              3         (20)          6
    Merrill Lynch acquisition-related costs        (112)         --          --
--------------------------------------------------------------------------------
Operating earnings                              $   285     $   309     $   408
================================================================================
Reported efficiency ratio                          91.3%       82.9%       76.4%
Reported ROE                                       32.6%       72.0%       74.1%
Reported economic profit                        $   115     $   258     $   356
--------------------------------------------------------------------------------
Operating efficiency ratio                         85.0%       82.3%       77.6%
Operating ROE                                      53.7%       71.4%       69.7%
Operating economic profit                       $   224     $   255     $   331
================================================================================

CIBC Wealth Management operating earnings, as set out in the table above, were $285 million in 2002, down $24 million from the prior year. This was primarily due to lower retail trading volumes reflecting continued weakness in equity markets, lower GIC revenue as a result of narrower spreads and lower volumes, as well as lower treasury earnings. The decrease was partially offset by increased Imperial Service commission revenue due to increased loan, mortgage and investment product volumes, higher average asset values generating fee-based revenue and earnings from the acquisitions noted below.

      In 2001, operating earnings were $309 million, down $99 million from 2000 due to lower revenue on retail trading activities, resulting from weaker equity market conditions that were further challenged by the events of September 11, 2001. The decrease was partially offset by improved Imperial Service revenue that resulted from product volume increases, and revenue and expense allocations renegotiated during the year.

      Reported earnings are set out in the table above.

REVENUE

--------------------------------------------------------------------------------
REVENUE - CIBC WEALTH MANAGEMENT
$ millions, for the years ended October 31          2002        2001        2000
--------------------------------------------------------------------------------
Reported revenue (TEB)
  Imperial Service                                $  667      $  627      $  558
  Private client investment(1)                     1,320         977       1,280
  Global private banking
    and trust                                        127         145         191
  Wealth products(1)                                 643         486         663
  Other                                               36          81          49
--------------------------------------------------------------------------------
                                                   2,793       2,316       2,741
--------------------------------------------------------------------------------
Less:
  Gain on sales of
    corporate assets                                  --          22          28
--------------------------------------------------------------------------------
Operating revenue (TEB)                           $2,793      $2,294      $2,713
================================================================================
By business:
  Imperial Service                                $  667      $  627      $  558
  Private client investment(1)                     1,320         977       1,280
  Global private banking
    and trust                                        127         123         163
  Wealth products(1)                                 643         486         663
  Other                                               36          81          49
--------------------------------------------------------------------------------
Operating revenue (TEB)                           $2,793      $2,294      $2,713
================================================================================

(1) Comparative figures have been reclassified to conform with the presentation used in 2002.

Operating revenue for the year was $2,793 million, up $499 million from 2001 primarily due to the acquisitions of:

o     The remaining shares in TAL Global Asset Management Inc. in October 2001;

o     The retail brokerage business of Merrill Lynch Canada Inc. in December
      2001; and

o CM Investment Management Inc. (formerly Merrill Lynch Investment Managers Canada Inc.) in January 2002.

In addition, revenue increased due to higher Imperial Service revenue, partially offset by lower GIC and retail trading revenue.

      In 2001, operating revenue was $2,294 million, down $419 million from 2000 as a result of lower annual incentive fees and retail trading volumes associated with weaker equity markets. Also, the loss of ongoing revenue resulting from the sales of the Guernsey private banking business in the third quarter of 2001 and CIBC Suisse S.A. in the fourth quarter of 2000 contributed to the overall decline in revenue.

     Reported revenue is set out in the table above.

--------------------------------------------------------------------------------

                                       38
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Revenue details are as follows:

      Imperial Service is the customer segment offering financial advice to CIBC's affluent clients. Specially trained financial advisers support the financial planning and product fulfillment needs of these clients. Revenue is earned primarily from sales and service fees paid by CIBC's product groups. Operating revenue was $667 million, up $40 million from 2001 as a result of increased commissions earned on higher loan, mortgage and investment product volumes, partially offset by narrower spreads on transaction deposits.

      Private client investment generates fees and commissions from full-service retail brokerage, providing equity and debt investments, mutual fund products, asset management services and advisory and financial planning services to individuals in Canada and the U.S. Operating revenue was $1,320 million, up $343 million from 2001, resulting from the acquisition of the retail brokerage business of Merrill Lynch Canada Inc. in December 2001. Excluding revenue earned from the acquired business, revenue was down $43 million from 2001 due to lower retail trading volumes, reflecting a continued weakness in the equity markets.

      Global private banking and trust provides a comprehensive range of global solutions, including investment management, trusts, private banking and global custody, to meet the financial management needs of individuals, families and corporations with significant financial resources. Revenue is earned from net interest spreads, fees and commissions. Operating revenue was $127 million, up $4 million from 2001. Excluding foregone revenue related to the exit of the Guernsey private banking business in July 2001, operating revenue was up $18 million as a result of increased business growth, particularly in the Asian and Cayman operations.

      Wealth products includes mutual funds, investment management services, GICs and discount brokerage services. These investment products are developed and distributed to retail, institutional, small business and Imperial Service customers. Revenue is earned from net interest spreads, fees and commissions. Operating revenue was $643 million, up $157 million from 2001 due to the acquisition of the remaining shares in TAL Global Asset Management Inc. in October 2001, and CM Investment Management Inc. in January 2002. Excluding revenue earned from the acquired businesses, operating revenue was down $27 million primarily due to lower GIC revenue as a result of narrower spreads and lower volumes.

      Other consists primarily of the allocation of a portion of treasury revenue. Operating revenue was $36 million, down $45 million from 2001 due to lower treasury revenue.

NON-INTEREST EXPENSES

--------------------------------------------------------------------------------
NON-INTEREST EXPENSES - CIBC WEALTH MANAGEMENT
$ millions, for the years ended October 31           2002       2001      2000
--------------------------------------------------------------------------------
Reported non-interest expenses                     $ 2,551    $ 1,920   $ 2,093
Less:
    Restructuring charge                                (6)        33       (11)
    Merrill Lynch acquisition-related costs            183         --        --
--------------------------------------------------------------------------------
Operating non-interest expenses                    $ 2,374    $ 1,887   $ 2,104
================================================================================

Operating non-interest expenses for the year were $2,374 million, up $487 million from 2001. Excluding the ongoing expenses of the acquired businesses, operating non-interest expenses were down $40 million. This was primarily due to cost-containment activities, including savings on staff-related costs as a result of the cost-reduction program announced in the fourth quarter of 2001 and lower revenue-related compensation.

      The operating efficiency ratio for 2002 was 85.0%, up from 82.3% in 2001.

      In 2001, operating non-interest expenses were $1,887 million, down $217 million from 2000 as a result of lower revenue-related and staff-related expenses, combined with active cost-management activities. As well, expenses were lower due to the reduction of ongoing costs related to the Guernsey private banking business sold in the third quarter of 2001 and CIBC Suisse S.A. sold in the fourth quarter of 2000.

      Reported non-interest expenses are set out in the table above.

      The regular workforce headcount totalled 9,062 at year-end, up 2,032 from 2001 due to the acquisitions noted above, partially offset by integration synergies from the acquired businesses and the cost-reduction program announced in the fourth quarter of 2001.

SELECTED INFORMATION

Average assets in 2002 were $27.3 billion, up $4.4 billion from the prior year primarily due to acquired businesses.

      CIBC Wealth Management assets under administration for individuals totalled $207.0 billion at year-end, an increase of $40.6 billion, or 24.4%, from 2001 primarily due to acquired businesses.

--------------------------------------------------------------------------------
CIBC WEALTH MANAGEMENT ASSETS UNDER ADMINISTRATION - FOR INDIVIDUALS
$ billions, as at October 31                         2002       2001       2000
--------------------------------------------------------------------------------
Private client - Canada                           $  83.4    $  38.3    $  42.5
Private client - U.S.                                57.5       61.2       65.4
Global private banking and trust                     17.4       18.4       17.1
Wealth products                                      70.7       63.6       52.6
Intersegment elimination(1)                         (22.0)     (15.1)     (14.2)
--------------------------------------------------------------------------------
                                                  $ 207.0    $ 166.4    $ 163.4
================================================================================

(1) Intersegment elimination represents assets under management of wealth products administered by private client, and global private banking and trust.

--------------------------------------------------------------------------------

                                       39
                             CIBC ANNUAL REPORT 2002

2002 Results

o     Operating loss of $160
      million
o     Operating ROE of (5.9)%

o     Merchant banking revenue of
      $198 million

Our Priority

o     Reduce capital employed in
      lending and merchant banking

Our Ongoing Objectives

o     Operating earnings of $400
      million to $600 million

o     Operating ROE of 15% to 20%

                                 [PHOTO OMITTED]

================================================================================

[PHOTO OMITTED]

   DAVID KASSIE
     Vice-Chair

CIBC World Markets
--------------------------------------------------------------------------------

     GWYN MORGAN (above), President and CEO, of EnCana, one of the world's
> leading independent oil and gas companies. EnCana was formed in 2002 following the merger of Alberta Energy Company Ltd. with PanCanadian Energy Corp. CIBC World Markets acted as a lead adviser on the deal.

--------------------------------------------------------------------------------

CIBC World Markets is a full-service investment bank, active throughout North America, with niche capabilities in the U.K. and Asia. Our strategy is to provide our full capabilities to targeted sectors and industry groups where we excel and have strong potential for profitability.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
CIBC World Markets
--------------------------------------------------------------------------------

Clearly, 2002 was a difficult year for North America's investment banks. Reports of corporate malfeasance, coming closely on the heels of the events of September 11, led to a prolonged weakening and near unprecedented volatility in the capital markets. Our earnings were further affected by higher-than-expected corporate loan losses, higher write-downs in the collateralized debt obligation and high-yield debt portfolios, and lower merchant banking net revenue resulting from higher merchant banking write-downs.

--------------------------------------------------------------------------------

Given these factors, we did not achieve our operating earnings, operating ROE or merchant banking revenue targets during 2002 - after averaging $900 million in operating NIAT and a 20.5% operating ROE for the three years ended October 31, 2001.

      Our top priority is to return CIBC World Markets to profitability and to deliver the level of returns that we, and our shareholders, have come to expect from our wholesale business.

REDUCING CAPITAL

To achieve this we are aggressively focused on one objective - reducing capital. Reducing capital is key to addressing the underlying factors that affected our performance in 2002.

      By lowering our economic capital, particularly in the riskier businesses, we will reduce future earnings volatility; decrease the level of absolute loan losses; increase the liquidity of capital; and generate higher levels of ROE. Our target is to bring capital usage down to under $4 billion over the next three years from its current level of more than $5 billion and improve capital efficiency and quality.

      During the year we initiated several actions in support of this objective including:

o Changing our philosophy for managing credit: While CIBC World Markets will continue to be a major underwriter of credit for large corporate clients, we will do so at less risk by holding less exposure. We have changed our approach from one of "originating and holding credit," which places pressure on our balance sheet, to one of "originating and selling credit," which will increase the velocity of capital and allow us to increase our underwriting activities. We've also instituted lower hold levels, by risk rating and region, which will significantly reduce our risk to future name exposures.

o Reducing capital in the large corporate loan book: We will use credit derivatives and hedging strategies to reduce concentrations of core loans and manage down our remnant portfolio. This strategy has proved successful in the past in freeing up capital and balance sheet resources.

o Reducing commitments in the merchant banking portfolio: We are reviewing commitments within the portfolio on a fund-by-fund basis to determine what additional assets can be sold into the secondary market, as well as examining bulk portfolio sales or securitizations in order to further maximize capital relief. Early success has been achieved in this more recent initiative with the completion of three sales of our private equity fund investments during 2002, resulting in a decrease in commitments of approximately $395 million.

REFOCUSING THE U.S. OPERATIONS

During the year, we took steps to rightsize our U.S. operations through the elimination of 299 positions. These reductions were necessary to align our cost structure with the particularly weak market conditions. At the same time, we continued to selectively upgrade talent in sectors or industry groups where we have the strongest potential for growth and profitability, particularly our growth and industrial teams. These additions, combined with the realignment of our resources and the strength of our mid-market strategy, leave our U.S. business poised for improved performance as markets strengthen.

ENHANCING OUR LEADERSHIP POSITION IN CANADA

In Canada, despite a year that was distinguished by very few deals, our M&A team achieved the #1 position by advising on 30 transactions worth a total of $33.4 billion. Among our successes was our participation in three of the five biggest deals of the year, including acting as a lead adviser on the biggest of them all, the merger of Alberta Energy Company Ltd. with PanCanadian Energy Corp. to form EnCana. CIBC World Markets also achieved the #1 industry ranking, with respect to equity financings completed in Canada in 2002, and its research capabilities were ranked #1 by Canadian fixed income clients for 2002. The overall strength of our Canadian operations, including having the largest salesforce, will ensure that we continue to be a dominant player in 2003.

--------------------------------------------------------------------------------

                                       41
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

GROWING OUR NICHE CAPABILITIES IN THE U.K. AND ASIA

In the U.K., we are well on our way to transforming our business from being solely focused on providing credit to corporate clients, to a leading leveraged finance franchise with strong advisory capabilities. In Asia, we continue to develop our alliance strategy which has demonstrated strong value to both our Asian and North American client base.

EMPLOYEES - A CORE STRENGTH

While our overall performance fell below our expectations in 2002, our employees stepped up their commitment in the face of extremely difficult markets. This was particularly true in our U.S. franchise where the events of September 11 and the challenge of resuming operations in the face of a weakening environment put our employees under tremendous stress. Their efforts to continue to battle the external conditions are an inherent strength of our organization - and will continue to be a key factor in improving our performance in the months to come.

OUTLOOK FOR 2003

Given the economic outlook, we are expecting flat to modest revenue growth in 2003. Our focus will be on reducing capital usage and managing our business mix, as a way to reduce earnings volatility and minimize risk. The key risk to our 2003 outlook continues to be the extent of the current market downturn. The rate of recovery will play a major role in trading room volumes, origination, new issues, mergers and acquisitions activities, and loan losses.

--------------------------------------------------------------------------------

                                       42
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
Financial Results: CIBC World Markets
--------------------------------------------------------------------------------

EARNINGS

CIBC World Markets operating loss, as set out in the table below, was $160 million in 2002, down from operating earnings of $843 million in 2001 due to significantly lower revenue and a higher provision for credit losses, reflecting difficult financial markets in the U.S., partially offset by lower non-interest expenses and increased income tax recoveries.

      In 2001, operating earnings were $843 million, down $333 million from 2000 primarily due to decreased revenue and an increase in the provision for credit losses, reflecting deteriorating market conditions and the effects of the September 11, 2001 events, partially offset by lower revenue-related expenses and reduced income taxes.

      Reported earnings are set out in the table below.

--------------------------------------------------------------------------------
EARNINGS - CIBC WORLD MARKETS
$ millions, for the years ended October 31   2002          2001          2000
--------------------------------------------------------------------------------
Total revenue (TEB)                        $ 3,013       $ 4,066       $ 4,781
Provision for credit losses                  1,062           694           286
Non-interest expenses                        2,518         2,730         2,938
--------------------------------------------------------------------------------
(Loss) income before income taxes and
  non-controlling interests                   (567)          642         1,557
Income taxes and non-controlling
  interests                                   (423)         (166)          434
--------------------------------------------------------------------------------
Reported (loss) earnings                      (144)          808         1,123
--------------------------------------------------------------------------------
Less:
    Restructuring charge                       (36)          (37)           --
    Adjustment to future income tax assets      52            --            --
    Bulk sale of U.S. corporate loans           --           (94)           --
    Restructured ownership of certain
      U.S.-based loans and leases               --           138            --
    Specific provisions for
      credit losses associated with the
      bulk loan sale                            --           (28)           --
    New York premises consolidation             --            --           (27)
    Oppenheimer acquisition-related costs       --            --           (12)
    Goodwill amortization                       --           (14)          (14)
--------------------------------------------------------------------------------
Operating (loss) earnings                  $  (160)      $   843       $ 1,176
================================================================================
Reported efficiency ratio                     83.6%         67.1%         61.4%
Reported ROE                                  (5.5)%        18.8%         25.6%
Reported economic (loss) profit            $  (598)      $   309       $   556
--------------------------------------------------------------------------------
Operating efficiency ratio                    81.6%         62.5%         59.7%
Operating ROE                                 (5.9)%        19.7%         26.9%
Operating economic (loss) profit           $  (614)      $   343       $   610
================================================================================

REVENUE

In 2002, operating revenue was $3,013 million, down $1,215 million from the prior year due to lower trading and origination activities. These results reflect the impact of difficult financial markets in the U.S. associated with weak economic conditions. Current year results also include increased net merchant banking write-downs, and write-downs to CIBC's collateralized debt obligation and high-yield portfolios (both reported within investment banking and credit products).

      Operating revenue in 2001 was $4,228 million, down $553 million from 2000 due to lower U.S. investment banking revenue, combined with a decrease in net merchant banking gains. Reported revenue is set out in the table below.

--------------------------------------------------------------------------------
REVENUE - CIBC WORLD MARKETS
$ millions, for the years ended October 31  2002           2001           2000
--------------------------------------------------------------------------------
Reported revenue (TEB)
  Capital markets                          $ 1,288        $ 1,534        $ 1,516
  Investment banking
    and credit products                      1,115          1,474          1,723
  Merchant banking                             198            569          1,021
  Commercial banking                           446            481            491
  Other                                        (34)             8             30
--------------------------------------------------------------------------------
                                           $ 3,013        $ 4,066        $ 4,781
--------------------------------------------------------------------------------
Less:
  Bulk sale of U.S.
    corporate loans                             --           (162)            --
--------------------------------------------------------------------------------
Operating revenue (TEB)                    $ 3,013        $ 4,228        $ 4,781
================================================================================
By business:
  Capital markets                            1,288          1,534          1,516
  Investment banking
    and credit products                      1,115          1,636          1,723
  Merchant banking                             198            569          1,021
  Commercial banking                           446            481            491
  Other                                        (34)             8             30
--------------------------------------------------------------------------------
Operating revenue (TEB)                    $ 3,013        $ 4,228        $ 4,781
================================================================================

Revenue details are as follows:

     Capital markets operates trading, sales and research businesses serving institutional, corporate and government clients across North America and around the world. Revenue is generated from fees, commissions, spread-based income and from taking proprietary positions within prescribed risk parameters. Operating revenue was $1,288 million, down $246 million from 2001 due to weaker performance from the equity structured products business and fixed income activities resulting from the effects of unfavourable market conditions.

--------------------------------------------------------------------------------

Earnings
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Earnings

Reported (loss) earnings                 1,123              808            (144)
Operating (loss) earnings                1,176              843            (160)

Revenue
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Revenue

Reported revenue                         4,781            4,066            3,013
Operating revenue                        4,781            4,228            3,013

Expenses
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Expenses

Reported non-interest expenses           2,938            2,730            2,518
Operating non-interest expenses          2,854            2,645            2,459


                                       43
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

      Investment banking and credit products provides advisory services and underwriting of debt, credit and equity for corporate and government clients across North America and around the world. Revenue is earned from fees relating to merger and acquisition services, underwriting activities, advisory services, and loan syndications. In addition, net interest is earned on spreads on corporate loans. Operating revenue was $1,115 million, down $521 million from 2001 due to lower origination activities in the U.S. associated with weak economic conditions. Current year results also include the impact of higher write-downs to CIBC's collateralized debt obligation and high-yield portfolios.

      Merchant banking makes investments to create, grow and recapitalize companies across a variety of industries. Revenue is generated from fees, interest and dividends earned on investments and from gains or losses associated with these investments. Operating revenue was $198 million, down $371 million from 2001 as a result of the combination of lower realized gains and higher asset write-downs.

      Commercial banking originates financial solutions centred around credit products for medium-sized businesses in Canada. Revenue is generated from interest, fees and service charges. Operating revenue was $446 million, down $35 million from 2001 due to decreased asset levels and narrower credit spreads.

      Other includes the allocation of a portion of treasury revenue, net of unallocated funding charges; CEF Capital Limited, an affiliated Asian merchant bank holding company; and other revenue not directly attributed to the main businesses listed above. Operating revenue was $(34) million, down $42 million from 2001 primarily as a result of interest income on a tax reassessment included in the prior year.

PROVISION FOR CREDIT LOSSES

The provision for credit losses was $1,062 million in 2002, up $416 million from 2001, after excluding the provision associated with the bulk loan sale in the prior year, due to a combination of deteriorating market conditions and specific provisions relating to Enron Corporation, Global Crossing Ltd. and Teleglobe Inc.

      In 2001, the provision for credit losses was $646 million, after excluding the provision associated with the bulk loan sale, up $360 million from 2000 due to general weakening of credit markets in the latter part of the year.

NON-INTEREST EXPENSES

--------------------------------------------------------------------------------
NON-INTEREST EXPENSES - CIBC WORLD MARKETS
$ millions, for the years ended October 31               2002     2001     2000
--------------------------------------------------------------------------------
Reported non-interest expenses                         $2,518   $2,730   $2,938
Less:
   Restructuring charge                                    59       63       --
   Restructured ownership of certain
     U.S.-based loans and leases                           --        8       --
   New York premises consolidation                         --       --       50
   Oppenheimer acquisition-related costs                   --       --       20
   Goodwill amortization                                   --       14       14
--------------------------------------------------------------------------------
Operating non-interest expenses                        $2,459   $2,645   $2,854
================================================================================

Operating non-interest expenses were $2,459 million in 2002, down $186 million from the prior year mainly due to lower variable compensation associated with lower revenue and savings from the cost-reduction program initiated in 2001. These reductions were partially offset by the impact of consolidation of Juniper Financial Corporation, expenditures associated with the rising costs of litigation in the U.S. and higher severance costs.

      The operating efficiency ratio for 2002 was 81.6%, up from 62.5% in 2001, primarily as a result of lower revenue.

      In 2001, operating non-interest expenses were $2,645 million, down $209 million from 2000 as a result of lower variable compensation.

      Reported non-interest expenses are set out in the table above.

      The regular workforce headcount was 3,131 at year-end, up 135 from the end of 2001. Excluding the impact of consolidation of Juniper Financial Corporation, regular workforce headcount was down 203 from the end of 2001 as a result of the cost-reduction program initiated at the end of 2001 and additional 2002 programs to reduce staff levels.

AVERAGE ASSETS

Average assets in 2002 were $115.4 billion, down $6.6 billion from the prior year as lower equity securities resulted from the bearish market outlook present in the U.S. throughout the year. Lending assets were also reduced.

--------------------------------------------------------------------------------

                                       44
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
Amicus
--------------------------------------------------------------------------------

Amicus comprises the co-branded retail electronic banking businesses, including President's Choice Financial services (Loblaw Companies Limited), Marketplace Bank (Winn-Dixie Stores, Inc.), Safeway SELECT Bank (Safeway Inc.) and the non-branch ABM business. During the year, CIBC decided to close its U.S. electronic banking operations and focus on operations in Canada where, during the year, almost 300,000 new customers opened accounts at 212 pavilions across the country.

--------------------------------------------------------------------------------

During 2002, CIBC made a commitment to its stakeholders that we would assess the U.S. operations of Amicus and mitigate the financial impact of this business by year-end. While we were encouraged by the early performance of Amicus in the U.S., where there is tremendous opportunity for growth, we knew it was necessary to weigh this carefully against the costs and risks associated with expansion. During the year, we assessed the ability of the business to meet CIBC's value commitment to its shareholders in the timeframe required. Various options were considered, including potential strategic alliances to assist in this expansion. In October 2002, it was determined that the closure of the U.S. operations was necessary to meet CIBC's commitment to significantly reduce losses in 2003. This will be conducted in a prudent and orderly fashion with regard to customers, affected employees and the U.S. retailers.

      The focus for President's Choice Financial was on expanding products and services for over one million customers, capitalizing on their satisfaction with our no fee daily banking offer and convenient in-store pavilions. President's Choice Financial's customer base grew 40% during the year and funds managed increased 58%. Funds managed per customer are growing steadily and customer satisfaction ratings continue to exceed the industry norm. In a recent independent survey, President's Choice Financial maintained a loyalty index at 17 points above the industry average.

      In addition, in the recent Gomez survey of Internet sites of Canadian banks, President's Choice Financial received top ranking in the Overall Cost category, confirming the strong value proposition offered to our customers. The website was ranked third in Customer Confidence, reflecting its reliability, strong customer service and detailed privacy and security policies and procedures.

OUTLOOK FOR 2003

For 2003, President's Choice Financial will continue to drive value, balancing growth and customer acquisition with disciplined cost control. We expect to be profitable in the fourth quarter of 2003.

--------------------------------------------------------------------------------

2002 Results

o     Added 788,000 new Amicus
      customers for the two-year
      period ended October 31, 2002

o     President's Choice Financial
      continued to build a strong
      franchise, with 1.05 million
      customers and $7.0 billion in
      funds managed at October
      31, 2002

o     The decision was made to
      close the U.S. electronic
      banking operations

Our Priorities

o     Maintain industry leading
      customer loyalty and
      satisfaction levels

o     Continue customer acquisition

Our Ongoing Objectives

o     Achieve profitability in
      Canada by the end of 2003

o     Grow President's Choice
      Financial to more than two
      million customers

                                 [PHOTO OMITTED]

                                       45
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Earnings
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                         2000             2001             2002
Earnings

Reported loss                            (129)            (274)            (468)
Adjusted loss                            (129)            (245)            (236)

Revenue
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Revenue

Reported revenue                            75              148              230
Adjusted revenue                            75              148              230

Expenses
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                          2000             2001             2002
Expenses

Reported non-interest expenses             290              578              951
Adjusted non-interest expenses             290              535              585

--------------------------------------------------------------------------------
Financial Results: Amicus
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EARNINGS - AMICUS
$ millions, for the years ended October 31     2002          2001          2000
--------------------------------------------------------------------------------
Total revenue (TEB)                           $ 230         $ 148         $  75
Provision for credit losses                      20            10             4
Non-interest expenses                           951           578           290
--------------------------------------------------------------------------------
Loss before taxes                              (741)         (440)         (219)
Income taxes                                   (273)         (166)          (90)
--------------------------------------------------------------------------------
Reported loss                                  (468)         (274)         (129)
--------------------------------------------------------------------------------
Less:
   Restructuring charge                        (232)          (26)           --
   Goodwill amortization                         --            (3)           --
--------------------------------------------------------------------------------
Adjusted loss                                 $(236)        $(245)        $(129)
================================================================================

Adjusted loss for the year was $236 million, down $9 million from 2001 due to revenue growth that more than offset increases in non-interest expenses and the provision for credit losses. Adjusted loss for 2001 was $245 million, up $116 million from 2000 due to higher spending to support business growth. Adjusted loss relating to the Canadian operations was $62 million (2001: $83 million; 2000: $63 million).

      Reported loss is set out in the table above.

      Reported and adjusted revenue for the year were $230 million, up $82 million from 2001 due to increasing volumes and spreads, primarily in Canada. Revenue in 2001 was $148 million, up $73 million from 2000 due to business growth.

      Provision for credit losses was $20 million for the year, up $10 million from 2001 due to volume growth. Provision for credit losses in 2001 was $10 million, up $6 million from 2000 for the reason noted above.

      Adjusted non-interest expenses for the year, as set out in the table below, were $585 million. This was up $50 million from 2001 to support business growth, partially offset by cost-reduction initiatives in Canada and the U.S. Reported non-interest expenses were up $373 million from the prior year primarily as a result of the restructuring charge of $366 million to close the U.S. electronic banking operations.

      Non-interest expenses in 2001 were $578 million, up $288 million from 2000 to support volume growth.

--------------------------------------------------------------------------------
NON-INTEREST EXPENSES - AMICUS
$ millions, for the years ended October 31        2002         2001         2000
--------------------------------------------------------------------------------
Reported non-interest expenses                    $951         $578         $290
Less:
    Restructuring charge                           366           40           --
    Goodwill amortization                           --            3           --
--------------------------------------------------------------------------------
Adjusted non-interest expenses                    $585         $535         $290
================================================================================

The regular workforce headcount totalled 2,349 at year-end, down 371 from 2001 due to cost-reduction initiatives.

--------------------------------------------------------------------------------
Corporate and Other
--------------------------------------------------------------------------------

Corporate and Other comprises the four functional groups - Treasury, Balance Sheet and Risk Management (TBRM); Administration; Technology and Operations; and Corporate Development - that support CIBC's business lines, as well as CIBC Mellon's custody business and other revenue and expense items not directly attributable to the four business lines. The revenue and expenses of these functional groups are generally allocated to the business lines.

      Treasury revenue refers to revenue generated by TBRM from funding and hedging activities, and is generally allocated to the four business lines. In 2002, market positioning for interest rate movements generated lower revenue than 2001. This was partially offset by gains on specific risk portfolios managed by TBRM.

      The operating earnings in Corporate and Other reflect the results at the corporate level after application of CIBC's Manufacturer / Customer Segment / Distributor Management Model, which is used to measure and report the results of operations of the four business lines.

      Operating loss for the year was $41 million, compared with operating earnings of $30 million for 2001, primarily due to lower treasury revenue and write-down of a preferred share investment in 2002, offset by interest income on a tax reassessment.

--------------------------------------------------------------------------------
EARNINGS - CORPORATE AND OTHER
$ millions, for the years ended October 31   2002        2001(1)        2000(1)
--------------------------------------------------------------------------------
Reported (loss)                             $ (82)      $ (76)         $ (55)
Less:
      Gain on sale of corporate assets         --          --            143
      Events of September 11, 2001            (19)         (4)            --
      Restructuring charge                    (22)        (21)            12
      Adjustment to future
        income tax assets                      --         (66)            --
      General allowance                        --          --           (146)
      Goodwill amortization                    --         (15)           (17)
--------------------------------------------------------------------------------
Operating (loss) earnings                   $ (41)      $  30          $ (47)
================================================================================

(1) Certain comparative figures have been reclassified to conform with the presentation used in 2002.

--------------------------------------------------------------------------------

                                       46
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
Treasury, Balance Sheet and Risk Management
--------------------------------------------------------------------------------

A key success factor behind CIBC's ongoing strategy is the rigorous management of CIBC's balance sheet and risk resources. The Treasury, Balance Sheet and Risk Management (TBRM) group facilitates the direction of risk and balance sheet (including capital) resources to higher-return and/or strategic growth activities. In 2002, this approach was enhanced through the combination of Treasury and Balance Sheet Management, with Risk Management, ensuring that authority and accountability reside in one functional group, and creating greater efficiency and effectiveness in managing CIBC's balance sheet (including capital) and risk resources.

TBRM comprises the following services, functions and activities:

o Treasury provides CIBC-wide asset-liability, funding, liquidity, cash and collateral management. It also ensures that CIBC is strongly and effectively capitalized and manages capital in CIBC's legal entities.

o Credit Asset and Merchant Banking Portfolio Management applies market-based techniques and models to the management of capital attributed to large corporate credit assets and merchant banking investments. By using direct loan sales, derivative hedges or structured transactions, risky or concentrated positions are reduced, and selected exposures are added to the portfolio to increase diversification and returns.

o Balance Sheet Measurement, Monitoring and Control oversees the critically important balance sheet resource allocation process and is responsible for the calculation of economic capital, including risk-adjusted return on capital (RAROC) methodologies.

o TBRM's risk management services and functions identify, measure, monitor and control CIBC's global credit, market, liquidity and operational risk exposures. In addition, they develop and recommend risk management policies and standards, and develop and implement methodologies and infrastructure necessary to measure, monitor and control risk, in accordance with these policies and standards.

During 2002, significant highlights for TBRM included:

o The re-engineering of retail credit adjudication services to support CIBC's future growth in domestic retail activities.

o Continued disciplined management of CIBC's balance sheet and risk resources, including the mix and use of capital, to optimize shareholder value through the reduction of lower-quality balance sheet and risk resources.

o The rigorous balance sheet resource allocation process continued to be part of a common, CIBC-wide approach and now includes liquidity as a formally rationed resource. Since the end of 1998, wholesale risk-weighted assets have declined by almost $30 billion, while retail risk-weighted assets have increased by $11 billion.

o Continued active management of the large corporate non-core loan portfolio by the Credit Asset and Merchant Banking Portfolio Management group, increasing our ability to liquefy our credit assets. In addition, the group's mandate was expanded to include the governance and oversight of merchant banking investments.

o The total allowance for credit losses exceeded gross impaired loans by $13 million as at October 31, 2002, compared with $592 million at the end of 2001.

o Maintenance of low aggregate Risk Measurement Unit (RMU) levels during 2002, in spite of continued challenging market conditions. This is reflected in low RMUs across CIBC's trading and non-trading portfolios.

o Implementation of an enhanced framework of policies and standards for the identification, measurement, monitoring and control of operational risk congruent with industry standards.

o     Development of a model for strategic risk capital.

OUTLOOK FOR 2003

In 2003, TBRM will play a leading role in reducing CIBC's large corporate credit and merchant banking exposures as part of its ongoing independent measurement, monitoring, control and optimization of balance sheet and risk resources. The group is directing the implementation of a technology program aimed at enhancing the accuracy, completeness and timeliness of CIBC's credit risk information. Also, TBRM will continue to enhance its support of the governance of CIBC through its interaction with the Board of Directors, its Risk Management and Audit committees, and management committees.

--------------------------------------------------------------------------------

2002 Results

o     Integrated Treasury & Balance
      Sheet Management and Risk
      Management into an
      independent functional group

o     Achieved Tier 1 capital ratio
      of 8.7%, and total capital
      ratio of 11.3%, as at October
      31, 2002

o     Managed and reallocated
      balance sheet and risk
      resources to support CIBC's
      growth based on economic
      performance and other key
      metrics

o     Developed and enhanced models
      for credit, market, liquidity
      and operational risk and
      introduced a model for
      strategic risk

Our Priorities

o     Target capital ratios of 8.5%
      to 9.5% (Tier 1) and 11.5% to
      12.5% (Total)

o     Manage and reallocate balance
      sheet and risk resources to
      support achievement of CIBC's
      targets

o     Actively lead and participate
      in a new technology program
      aimed at enhancing the
      accuracy, completeness and
      timeliness of CIBC's credit
      risk information

o     Identify, measure, monitor
      and control risk

[PHOTOS OMITTED]

WAYNE FOX
Vice-Chair and
Chief Risk Officer

                                       47
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Priorities

o     Target expense growth at less
      than the rate of inflation

o     Demonstrate excellence in all
      corporate governance
      practices

o     Reinforce performance
      measurement and
      accountability at both
      individual and business
      levels

o     Improve the frequency and
      quality of communications to
      our internal and external
      audiences

o     Extend e-learning strategies
      across the enterprise

o     Continue to set high
      standards for the
      Administration group's
      customer service levels

o     Create attractive career
      opportunities for our
      employees

                     [PHOTO OMITTED]
                        RON LALONDE
Senior Executive Vice-President and
       Chief Administrative Officer

--------------------------------------------------------------------------------
Administration
--------------------------------------------------------------------------------

The Administration group provides governance and support services to CIBC and its business lines, and comprises the following functions: finance, corporate communications and public affairs, human resources, marketing, corporate real estate, and governance, including legal, audit and compliance.

      Our mandate is to establish CIBC-wide processes to ensure that CIBC, its subsidiaries and businesses operate in an efficient, controlled and integrated manner, emphasizing a performance measurement and accountability culture throughout the organization.

      An area of ongoing focus is the delivery of the best possible value in Administration group services. In 2002, we exceeded our expense target by 3%. For 2003, we are targeting to limit our growth in expenses to less than the rate of inflation - and we will endeavour to better this target.

      One strategy that we have used to achieve efficiency gains has been to outsource non-core functions to best-in-class service providers. In 2002, our group engineered a new alliance with IBM to provide electronic training across the organization. The pilot for this program involved employees in our branch network and leveraged updated technology installed over the past two years. Training is a critical activity at CIBC, and we expect to be able to improve our productivity and the reach of our training programs through this new relationship.

      We are also very proud of the arrangement CIBC made with ChildrenFirst Ltd. to launch Canada's inaugural back-up childcare centre in August 2002. CIBC employees now have access to a secure childcare facility in downtown Toronto when their primary childcare arrangements fall through. One of our objectives for 2003 will be to extend this innovative capability to other CIBC locations in Canada.

      The Administration group is also taking a leadership role to ingrain a performance and accountability culture at CIBC, as we continue to work with senior management to establish operating and financial performance targets, and to review progress against these targets. These detailed metrics are also reviewed quarterly with our Board of Directors. The commitment to a performance culture also extends to individual performance measurement and management. It is our objective that every employee in the organization will have a personal performance plan against which performance is measured. These performance plans are cascaded from the Board of Directors and the chief executive officer to all levels of the organization to ensure that efforts of all employees are aligned with our shareholders' objectives.

      CIBC has always aspired to the highest levels of corporate governance, and the Administration group provides expertise and leadership in this area. Our group has kept abreast with developments in this area over the year, ensuring that CIBC continues to comply with legal and regulatory requirements. For example, CIBC's internal financial control accountability process was enhanced and formalized by our group; this has allowed CIBC to more readily comply with new standards regarding the certification of financial information.

OUTLOOK FOR 2003

In 2003, the Administration group will continue to focus on the efficient delivery of a broad range of services within CIBC, including excellence in the areas of control and corporate governance.

--------------------------------------------------------------------------------

                                       48
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
Technology and Operations
--------------------------------------------------------------------------------

Technology and Operations (T&O) provides a wide range of shared technology and operations services to CIBC's businesses, focusing on service quality as measured from our customers' perspective.

The group is organized into four areas:

Operations:

o Global Operations provides back office processing, middle office and other support for businesses in Canada, the U.S., Europe and Asia.

o INTRIA Items Inc., a joint venture with Fiserv Solutions of Canada Inc., offers a fully integrated suite of back office operations.

Technology Development:

o Technology Development is responsible for the delivery of technology in support of all CIBC's businesses and customers, combining in-house systems development and working with leading technology suppliers.

Enterprise Technology Services:

o Enterprise Technology Services is responsible for CIBC-wide technology architecture and platforms in Canada and around the globe.

Global Sourcing and Payments:

o Creates value and saves time and money for CIBC's businesses by providing procurement, vendor and supplier cost management disciplines for the CIBC group of companies.

T&O made significant progress in providing technology and operations leadership to enhance CIBC's market position. During the year, significant highlights included:

o    A new, seven-year outsourcing agreement with Hewlett-Packard (Canada) Co.
     (HP), along with the divestiture of CIBC's interest in INTRIA-HP Corporation (I-HP). The agreement enables CIBC to reduce technology costs while concentrating on its core businesses. The new outsourcing relationship covers technology previously managed by I-HP. A rigorous structure to track operations performance has been put in place to monitor service delivery against negotiated levels and to minimize operational risk.

o Successfully integrated Merrill Lynch's technology and operations to create a consolidated wealth management operating platform.

o Completed a two-year program to provide new technology to all retail branches.

o Delivered several infrastructure improvements including the consolidation to one enterprise-wide email system and launch of a new Corporate Information Security program that will allow the bank to effectively manage information security and risk.

o Completed a significant re-build in New York City concluding the 9/11 recovery effort and creating a resilient technology infrastructure.

OUTLOOK FOR 2003

For 2003, T&O's focus will be on providing innovative, cost-effective technology and operations solutions, resulting in improved service at lower cost. In these challenging times, the group will concentrate on managing operational risk to protect the interests of CIBC and its customers. In addition, we will optimize technology and operations investments through initiatives focused on simplifying the environment, increasing resiliency and security of systems, and re-engineering workflow and operations.

--------------------------------------------------------------------------------

Our Priorities

o     Increase shareholder value
      through CIBC-wide
      efficiencies from Technology
      and Operations

o     Work with businesses to
      expand CIBC's capabilities in
      the marketplace

o     Create new value through
      innovation in CIBC's usage of
      technology and operations

o     Continue to enhance controls
      to safeguard CIBC's
      customers' assets and to
      ensure integrity of CIBC's
      balance sheet

[PHOTOS OMITTED]
MICHAEL WOELLER
Senior Executive Vice-President
and Chief Information Officer

                                       49
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Priorities

o     Reinforce an owner-manager
      mindset among CIBC's leaders
      to develop and grow their
      businesses to increase value
      to CIBC shareholders

o     Seek, assess and act on
      opportunities to maximize the
      value of CIBC's portfolio of
      businesses through
      acquisition, divestiture or
      joint venture

                 [PHOTO OMITTED]

                   Richard Venn
Senior Executive Vice-President

--------------------------------------------------------------------------------
Corporate Development
--------------------------------------------------------------------------------

Corporate Development continued to promote an owner-manager mindset among the organization's business leaders to further align business decisions with the interests of shareholders.

      The group continuously examines CIBC's activities in light of market conditions, to identify and capitalize on opportunities to maximize the value of CIBC's portfolio of businesses.

      Over the past few years, Corporate Development has worked with CIBC's business lines to review ways to accelerate growth, especially in CIBC Wealth Management and CIBC Retail Markets. In 2002, Corporate Development was integral in CIBC's successful acquisition of Merrill Lynch Canada's retail brokerage and asset management businesses. This, coupled with the acquisition of the remaining shares of TAL Global Asset Management in 2001, has positioned CIBC to build an exceptional wealth management business in Canada.

      In the course of reviewing ways in which CIBC might accelerate growth in CIBC Retail Markets, Corporate Development assessed the strategic future of our West Indies operations. We helped initiate discussions with Barclays Bank PLC to combine our retail, corporate and international banking operations in the Caribbean to create a new entity with greater scale providing the opportunity to be a dominant player in this market. During the year, Corporate Development worked closely with other areas in CIBC to successfully launch this business combination, FirstCaribbean International Bank(TM) (FCIB). CIBC owns an approximate 44% equity investment in FCIB.

      Corporate Development also seeks to maximize the value of CIBC's businesses through optimizing and enhancing its relationships with third parties. We played a key role in the analysis and negotiations of CIBC's new and competitive outsourcing arrangement with HP. In addition, our group assisted in the sale of CIBC's interest in the INTRIA-HP joint venture to HP. This allows us to focus on our core businesses, enhancing alignment in the relationship while continuing to provide excellent service to CIBC customers.

      CIBC had previously established a joint venture, EDULINX Canada Corporation, with USA Education, Inc. to provide student loans portfolio administration and other related services to financial institutions and the federal and provincial government-sponsored student loans industry. During the year, we facilitated the process whereby CIBC became the sole shareholder of EDULINX once it was determined that 100% ownership would better allow CIBC to achieve its objectives.

      Corporate Development also manages CIBC's relationship with CIBC Mellon, the growing and successful joint venture between CIBC and Mellon Financial Corporation, which provides domestic and global custody, securities lending, multi-currency, accounting and other services. During the year, CIBC Mellon acquired TD Bank Financial Group's third-party investment fund custody business and became TD Bank's primary supplier of internal custodial services. This transaction affirmed CIBC Mellon's position as an industry-leading provider of custody services. CIBC Mellon was recognized as Canada's number one sub-custodian by Global Custodian magazine.

OUTLOOK FOR 2003

In 2003, the group will continue to work with CIBC Retail & Wealth operations to grow and enhance their businesses. We will maintain our ongoing focus on operations and assets of CIBC that are under-leveraged and assess opportunities to maximize their value. Finally, we will review CIBC's major joint venture relationships to determine if they are appropriately structured and are continuing to meet CIBC's needs.

--------------------------------------------------------------------------------

                                       50
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
Consolidated Financial Review
--------------------------------------------------------------------------------

CONSOLIDATED INCOME STATEMENTS

Revenue

Total revenue consists of net interest and non-interest income.

Reported revenue in 2002 was $11,152 million on a taxable equivalent basis
(TEB), down $154 million, or 1.4%, from the prior year due to a decrease in non-interest income of $1,082 million, offset in part by an increase of $928 million in net interest income.

      In 2001, reported revenue was $11,306 million (TEB), down $904 million from 2000 due to a decrease in non-interest income of $1,184 million, partially offset by an increase of $280 million in net interest income.

Net interest income and margin

Net interest income includes interest and dividends earned on assets, net of interest paid on liabilities. Net interest margin is net interest income expressed as a percentage of average assets.

--------------------------------------------------------------------------------
NET INTEREST INCOME AND MARGIN
$ millions, for the years ended October 31        2002          2001       2000
--------------------------------------------------------------------------------
Average assets                               $ 292,510     $ 278,798  $ 263,119
Net interest income (TEB)                      $ 5,621       $ 4,693    $ 4,413
Net interest margin (TEB)                         1.92%         1.68%      1.68%
================================================================================

In 2002, net interest income of $5,621 million benefited from the increase in average assets, particularly in cards and mortgages, and an improvement in spreads. The increase in net interest margin over 2001 also benefited from lower funding costs on trading activities. Additional analysis of net interest income and margin is provided in the supplementary annual financial information on pages 120 and 121.

     In 2001, net interest income was $4,693 million, up $280 million from 2000 as a result of higher average assets and improvement in spreads.

Non-interest income

Non-interest income includes all revenue not classified as net interest income.

Non-interest income of $5,531 million in 2002 was down $1,082 million, or 16.4%, from the prior year. Non-interest income was adversely affected by lower origination and trading activities, particularly in the U.S., and increased net merchant banking write-downs and other write-downs in the collateralized debt obligation and high-yield portfolios, all associated with weaker market conditions. This was offset by revenue from acquired businesses and the $190 million gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC.

--------------------------------------------------------------------------------
NON-INTEREST INCOME
$ millions, for the years ended October 31           2002        2001       2000
--------------------------------------------------------------------------------
Fees for services
    Underwriting                                  $   698     $   614    $   886
    Deposit                                           605         521        503
    Credit                                            410         493        508
    Card                                              331         363        368
    Investment management
      and custodial                                   486         322        379
   Mutual funds                                       561         351        358
   Insurance                                          148         100        124
--------------------------------------------------------------------------------
                                                    3,239       2,764      3,126
Commissions on securities transactions              1,203       1,089      1,480
Trading activities                                    273       1,343      1,140
Investment securities (losses) gains, net            (168)        575        970
Income from securitized assets                        177         223        237
Other                                                 807         619        844
--------------------------------------------------------------------------------
Total non-interest income                         $ 5,531     $ 6,613    $ 7,797
================================================================================

Fees for services were up $475 million, or 17.2%, from the prior year.

o Underwriting fees increased by 13.7% due to higher new equity issue volumes and the impact of acquired businesses.

o Deposit fees increased by 16.1% as a result of higher fees earned in Amicus and CIBC Retail Markets.

o Credit fees were down by 16.8% mainly in CIBC World Markets due to lower origination activities.

o Investment management and custodial fees increased by 50.9% from 2001, reflecting the impact of acquired businesses.

o Fees from mutual funds increased by 59.8% mainly due to the impact of the acquired businesses.

Commissions on securities transactions were up $114 million, or 10.5%, resulting from the impact of the acquired businesses.

      Trading activities were down $1,070 million, or 79.7%, from 2001 mainly due to weaker performance from equity structured products business and fixed income activities business. For a detailed discussion of trading activities, see "Management of market risk" included in the "Management of Risk and Balance Sheet Resources" section.

      Investment securities (losses) gains include realized gains and losses on disposals, as well as write-downs, to reflect other-than-temporary impairments in the value of securities held for investment purposes. Revenue was down $743 million, or 129.2%, from 2001 due to higher asset write-downs, as a result of deteriorating economic conditions. The prior year also benefited from higher gains on disposal of securities.

      Income from securitized assets was down $46 million, or 20.6%, from 2001 primarily due to decreases in revenue from credit card loans securitization, partially offset by increases in revenue from residential mortgages securitization.

      Other includes the gains and losses on the disposal of fixed assets and sale of subsidiaries, foreign exchange commissions and fees. Other was up $188 million, or 30.4%, from 2001. Excluding the loss associated with the bulk sale of U.S. corporate loans and gain on sales of corporate

--------------------------------------------------------------------------------

                                       51
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

assets in 2001, other was up $106 million over 2001. This increase was mainly due to the gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, and increase in non-trading foreign exchange revenue, partially offset by write-downs related to investments in limited partnerships and lower revenue from third-party securitization and advisory fees.

      In 2001, non-interest income was $6,613 million, a decrease of $1,184 million from 2000. The decrease resulted from decreased U.S. investment banking activity, reduced trading volumes, lower net merchant banking gains, all associated with deteriorating market conditions, and the loss incurred on the bulk sale of the U.S. corporate loans, and lower gain on sales of corporate assets.

Non-interest expenses

Non-interest expenses include all of CIBC's costs except interest expenses, provision for credit losses and income taxes.

In 2002, reported non-interest expenses were $9,129 million, up $903 million, or 11.0%, from 2001. A detailed analysis of non-interest expenses is provided below.

--------------------------------------------------------------------------------
NON-INTEREST EXPENSES
$ millions, for the years ended October 31               2002     2001     2000
--------------------------------------------------------------------------------
Employee compensation and benefits
   Salaries                                            $2,620   $2,417   $2,235
   Incentive bonuses                                      933    1,372    1,636
   Commissions                                            767      474      633
   Benefits                                               562      469      433
--------------------------------------------------------------------------------
                                                        4,882    4,732    4,937
Occupancy costs                                           715      631      634
Computer and office equipment                             985      834      758
Communications                                            441      412      371
Advertising and business development                      295      286      273
Professional fees                                         297      327      240
Business and capital taxes                                114      109      108
Restructuring charge                                      514      207      (31)
Other                                                     886      688      806
--------------------------------------------------------------------------------
Total non-interest expenses                            $9,129   $8,226   $8,096
================================================================================

Employee compensation and benefits was up $150 million, or 3.2%, from the prior year due to higher salary expenses and commissions associated with the impact of acquired businesses, increased severance costs, particularly in CIBC World Markets, as well as higher pension and other benefit costs. These increases were partially offset by lower revenue-related incentive compensation, reflecting the effect of weaker markets.

      Occupancy costs in 2002 were up $84 million, or 13.3%, over the prior year mainly due to acquired businesses.

      Computer and office equipment was up $151 million, or 18.1%, from 2001 primarily due to spending on technology initiatives and the impact of acquired businesses.

      Communications comprises telecommunications, postage, courier and stationery. Expenses were up $29 million, or 7.0%, from 2001 mainly due to the impact of acquired businesses.

      Advertising and business development was up $9 million, or 3.1%, mainly due to the impact of acquired businesses.

      Professional fees were down $30 million, or 9.2%, mainly because the prior year included fees relating to certain strategic initiatives.

      Business and capital taxes were up $5 million, or 4.6%, over the prior year.

      Restructuring charge of $514 million in 2002 included $366 million relating to closing of the U.S. electronic banking operations, $142 million relating to restructuring initiatives in other businesses and a $6 million revised estimate related to the 2001 cost-reduction program. This was up $307 million from the prior year, which included a charge for a CIBC-wide cost-reduction program.

      Other comprises outside services, unrecoverable losses, other personnel costs and donations. Other was up $198 million, or 28.8%, from 2001 primarily as a result of higher non-credit losses, the rising cost of litigation in the U.S., costs related to the events of September 11, 2001 and the impact of acquired businesses.

      In 2001, non-interest expenses totalled $8,226 million, up $130 million, or 1.6%, over 2000. Excluding the restructuring charge of $207 million, non-interest expenses were down 1% over 2000 mainly due to lower revenue-related compensation and commissions, offset by increased salaries and costs of strategic initiatives.

Taxes

--------------------------------------------------------------------------------
TAXES
$ millions, for the years ended October 31            2002       2001      2000
--------------------------------------------------------------------------------
Income taxes
      Income taxes                                  $ (279)    $   92    $  641
      Taxable equivalent adjustment                    111        144       131
--------------------------------------------------------------------------------
Total income taxes (TEB)                              (168)       236       772
--------------------------------------------------------------------------------
Indirect taxes
      Capital taxes                                    100         98        92
      Property and business taxes                       44         38        44
      Payroll taxes (employer portion)                 235        209       202
      GST and sales taxes                              204        198       182
--------------------------------------------------------------------------------
Total indirect taxes                                   583        543       520
--------------------------------------------------------------------------------
Total taxes (TEB)                                   $  415     $  779    $1,292
================================================================================
Combined Canadian federal
   and provincial tax rate                            38.7%      41.6%     42.8%
Income taxes as a percentage of net
   income before income taxes (TEB)                  (32.1)%     11.9%     26.7%
Total taxes as a percentage of net
   income before deduction of total taxes (TEB)       38.6%      31.3%     38.1%
================================================================================

Total income and indirect taxes decreased $364 million, or 46.7%, in 2002.

Income taxes are comprised of income taxes imposed on CIBC non-consolidated (the "parent"), as well as on CIBC's domestic and foreign subsidiaries.

Total income taxes (TEB) were a tax recovery of $168 million in 2002, down $404 million from an income tax expense of $236 million in 2001. This decrease was primarily due to increased losses in CIBC's U.S. operations, partially offset by increased income in the Canadian operations. Also, no taxes were provided for on the gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, to form FirstCaribbean International Bank(TM), now reflected as an equity investment. In addition, a future tax asset of $52 million was recognized in respect of certain United Kingdom tax losses relating to prior years. In 2001, there was a tax reduction arising from the restructured ownership of certain U.S.-based loans and leases.

--------------------------------------------------------------------------------

                                       52
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

      The combined Canadian federal and provincial income tax rate of 38.7% (2001: 41.6%) is the parent's statutory income tax rate. Variations in this rate can result from legislative changes to corporate income tax rates enacted by the federal and provincial governments and from changes in the proportions of income earned in each of the provinces and in offshore branches of the parent. In 2002, the rate declined primarily as a result of a reduction in the federal income tax rate from 27% to 25%, effective January 1, 2002, and a reduction in the Ontario corporate income tax rate from 14% to 12.5%, effective October 1, 2001. A substantial proportion of the parent's business is carried on in Ontario.

      Income taxes as a percentage of income before income taxes (TEB) declined from 11.9% in 2001 to (32.1)% in 2002. The decline was attributable to reduced income levels earned in subsidiaries operating in the U.S., a higher tax jurisdiction, and a greater proportion of income earned in subsidiaries operating in lower tax jurisdictions, including the gain resulting from the combination of the Caribbean retail, corporate and international operations of CIBC and Barclays Bank PLC. The reduced income levels were caused by various factors, including increased credit losses, merchant banking losses, and restructuring charges mainly associated with the decision to close the U.S. electronic banking operations. In 2001, a permanent income tax reduction of $142 million resulted from the restructured ownership of certain U.S.-based loans and leases.

      CIBC pays tax in a number of jurisdictions. There are continuous discussions with taxation authorities. These discussions could favourably or adversely affect CIBC's financial results.

Indirect taxes are comprised of capital, property and business, payroll, and GST and sales taxes.

Indirect taxes were $583 million, up $40 million, or 7.4%, from 2001, primarily as a result of an increase in payroll taxes. These increased primarily due to increases in Canadian government pension plan premiums, provincial medicare charges and foreign payroll taxes.

      Under Canadian generally accepted accounting principles, CIBC is required to establish a future tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards. The future tax asset is established using tax rates that will apply in the future period. Federal and Ontario government tax rate decreases proposed in 2000 continue to be phased in.

      CIBC has not provided for a valuation allowance related to future income tax assets. Included in the tax loss carryforwards amount is $447 million relating to losses in the U.S. operations in 2002 which expire in 20 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law. Although realization is not assured, CIBC believes that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to their expiration. In this regard, CIBC has initiated various expense management initiatives, refocused its business activities and committed to provide additional capital which will generate additional income.

      In 2001, total income and indirect taxes decreased to $779 million from $1,292 million in 2000. This was attributable to decreased total income taxes of $536 million, which occurred primarily because of decreased income levels in the North American operations and the permanent income tax reduction of $142 million discussed above.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
CONDENSED BALANCE SHEETS
$ millions, as at October 31                                 2002        2001(1)
--------------------------------------------------------------------------------
Assets
Cash resources                                           $  9,512    $ 11,350
--------------------------------------------------------------------------------
Securities
      Securities held for investment and loan
         substitutes                                       20,664      22,996
      Securities held for trading                          44,628      51,798
--------------------------------------------------------------------------------
                                                           65,292      74,794
--------------------------------------------------------------------------------
Loans
   Residential mortgages                                   66,612      58,751
   Personal and credit card loans                          30,784      28,411
   Business and government loans,
      including acceptances                                48,809      54,793
   Allowance for credit losses                             (2,288)     (2,294)
--------------------------------------------------------------------------------
                                                          143,917     139,661
--------------------------------------------------------------------------------
Securities borrowed or purchased under
   resale agreements                                       16,020      24,079
Derivative instruments market valuation                    24,717      25,723
Other assets                                               13,835      11,867
--------------------------------------------------------------------------------
                                                         $273,293    $287,474
================================================================================
Liabilities and shareholders' equity
Deposits                                                 $196,630    $194,352
Obligations related to securities sold short                8,436      11,213
Obligations related to securities lent or
   sold under repurchase agreements                         9,615      21,403
Derivative instruments market valuation                    24,794      26,395
Other liabilities and acceptances                          17,858      18,212
Subordinated indebtedness                                   3,627       3,999
Shareholders' equity                                       12,333      11,900
--------------------------------------------------------------------------------
                                                         $273,293    $287,474
================================================================================

(1) Certain comparative figures have been reclassified to conform with the presentation used in 2002.

Assets

Total assets were $273.3 billion as at October 31, 2002, down $14.2 billion from the prior year. Decreases were largely driven by reductions in business and government loans ($4.7 billion), securities borrowed or purchased under a resale agreement ($8.1 billion), trading securities ($7.2 billion), investment securities ($2.3 billion), customers' liability under acceptances ($1.3 billion), and interest bearing deposits with banks ($1.6 billion). These decreases were partially offset by increases in retail assets, such as residential mortgages ($7.9 billion), and personal and credit card loans ($2.4 billion). Large reductions in balances, specifically in the fourth quarter of 2002, were partially a result of the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, to form FirstCaribbean International Bank(TM), now reflected as an equity investment, and also as a result of continuing efforts to manage the balance sheet to appropriate levels.

      A detailed discussion of the loan portfolio is included in "Management of credit risk" included in the "Management of Risk and Balance Sheet Resources" section.

Liabilities and shareholders' equity

Deposits were $196.6 billion at October 31, 2002, up $2.3 billion from October 31, 2001. The increase related to growth in deposits from businesses and governments, as well as higher retail deposits. Further details on the composition of deposits are provided in Note 9 to the consolidated financial statements and in the supplementary annual financial information on page 126.

--------------------------------------------------------------------------------

                                       53
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

      Obligations related to securities lent or sold under repurchase agreements were $9.6 billion, down $11.8 billion from 2001 consistent with the reduction in securities borrowed or purchased under resale agreements.

      Subordinated indebtedness was $3.6 billion at October 31, 2002, down $0.4 billion from 2001. Further details on subordinated indebtedness are provided in
Note 11 to the consolidated financial statements.

      Shareholders' equity was $12.3 billion at October 31, 2002, up $0.4 billion from the prior year.

--------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS

CIBC has contractual obligations to make future payments on subordinated indebtedness and lease agreements. Subordinated indebtedness is reflected on the consolidated balance sheets, while operating lease obligations are not recorded on the consolidated balance sheets. For further details, see Notes 11 and 27 to the consolidated financial statements, respectively.

      The following table summarizes these obligations based on time periods.

-------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
                                               Residual term to contract maturity
                                    -------------------------------------------------------
                                                                                   2008 and
$ millions, as at October 31          2003     2004     2005     2006     2007    thereafter   Total
----------------------------------------------------------------------------------------------------
Subordinated indebtedness           $   64   $   68   $   25   $   --   $   --       $3,470   $3,627
Operating leases                       423      396      335      286      223        1,038    2,701
----------------------------------------------------------------------------------------------------
                                    $  487   $  464   $  360   $  286   $  223       $4,508   $6,328
====================================================================================================

CIBC enters into a number of long-term outsourcing contracts as part of normal business operations. These outsourcing contracts, along with CIBC's other outstanding contracts, allow the organization to focus on its core businesses and enhance customer service.

--------------------------------------------------------------------------------
OFF-BALANCE SHEET CREDIT-RELATED ARRANGEMENTS

The table below summarizes CIBC's credit-related arrangements. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

--------------------------------------------------------------------------------------------
CREDIT-RELATED ARRANGEMENTS
                                         Contract amounts expiration per period
                                       ------------------------------------------
                                       Less than     1 to 3     4 to 5       Over       2002
$ millions, as at October 31              1 year      years      years    5 years      Total
--------------------------------------------------------------------------------------------
Lines of credit(1)                      $ 86,459   $  5,035   $  4,507   $  1,991   $ 97,992
Direct credit substitutes
   Financial guarantees                    5,818        960        198        369      7,345
   Securities lent                        17,510         --         --         --     17,510
Transaction-related contingencies          1,363        195        127         11      1,696
Documentary letters of credit                 86         92          5          2        185
Other(2)                                     367         --         --         --        367
--------------------------------------------------------------------------------------------
                                        $111,603   $  6,282   $  4,837   $  2,373   $125,095
============================================================================================

(1) Includes irrevocable lines of credit totalling $76,972 million of which $63,805 million will expire in one year or less, and excludes lines of credit for credit cards as the lines are short-term in nature and are revocable at CIBC's discretion.
(2)   Includes forward asset purchases.

--------------------------------------------------------------------------------

                                       54
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
Management of Risk and Balance Sheet Resources
--------------------------------------------------------------------------------

CIBC exposes itself to risk, including credit, market, liquidity and operational, in the normal course of its business. CIBC manages risk and related balance sheet resources within tolerance levels established by its management committees and approved by the Board of Directors and its committees, with the objective of optimizing shareholder return. This is achieved through a comprehensive framework of measurement, monitoring and control policies and standards that supports active and effective management of CIBC's risk and capital exposures, resources and levels. The board and management committees, outlined below, establish risk and capital management, measurement, monitoring and control policies and standards, approve risk and capital management strategies, and monitor portfolio performances and trends. In 2002, enhancements were made to both the board and management committees as a result of the continuing integration of Treasury and Balance Sheet Management with Risk Management. As a result, a closer linkage now exists between the board and management committees (i.e. between the Risk Management Committee and the Capital & Risk Committee and between the Audit Committee and the Operations & Administration Committee). Further, the linkage of the Capital & Risk Committee to the Credit Committee and the Investment Committee, its two most senior sub-committees, was enhanced in order to optimize the use of risk and capital resources relating to CIBC's credit assets and equity investments.

--------------------------------------------------------------------------------
BOARD OF DIRECTORS COMMITTEES

RISK MANAGEMENT COMMITTEE

o Approves policies and standards with respect to credit, market and liquidity risks

o     Monitors adherence to the above policies and standards

o     Reviews and approves individual credits and investments

o     Reviews wholesale and consumer credit portfolio trends

o     Reviews merchant banking investment portfolio trends

o     Reviews market and liquidity risk trends

o     Reviews results of the Balance Sheet Resource Allocation Process

o Reviews Canada Deposit Insurance Corporation (CDIC) self-assessment process

o     Reports its activities to the full board

Chair: External Director

AUDIT COMMITTEE

o Approves policies and standards with respect to the management of capital and internal controls

o     Reviews operational risk and related policies and standards

o     Monitors adherence to the above policies and standards

o Monitors and reviews procedures for dealing with related-party transactions and conflict of interest issues

o Oversees the financial reporting process, including the review of financial statements and provision for credit losses

o     Liaises with internal and external auditors

o     Reviews CDIC self-assessment process

o     Reports its activities to the full board

Chair: External Director

--------------------------------------------------------------------------------
MANAGEMENT COMMITTEES

                                SENIOR EXECUTIVE TEAM (SET)

o     Oversees CIBC-wide governance

o     Establishes mandates and membership of management committees

o     Establishes CIBC-wide strategic direction and performance targets

o     Assesses strategy and monitors asset-liability management

o     Approves delegated authorities and limits of the Capital & Risk Committee

o     Approves material transactions and strategic investments

Chair: Chairman & CEO

CAPITAL & RISK COMMITTEE (CRC)

o Recommends policies and standards for credit, market and liquidity risks to the Risk Management Committee for approval

o Approves balance sheet (including capital and funding) resource allocation and economic capital measurement within parameters established by the SET

o     Monitors portfolio performance

o Approves mandates and membership for the Credit Committee and the Investment Committee, including delegation of limits and authorities

o Approves new material risk and strategic allocation of balance sheet resources for the introduction of new initiatives

o Refers matters relating to operational risk to the Operations & Administration Committee

Chair: Vice-Chair and Chief Risk Officer, Treasury, Balance Sheet and Risk
       Management (TBRM)

OPERATIONS & ADMINISTRATION COMMITTEE (OAC)

o Approves policies and standards for CIBC-wide management of operational risk and internal controls, and performs ongoing assessment of effectiveness

o Reviews internal assessments of adherence to the internal control framework

o Oversees corrective action concerning significant internal control weaknesses or emerging control issues

o Monitors implementation and execution of significant initiatives and intervenes as required

o Refers matters relating to credit, market or liquidity risk, as well as those having balance sheet resource implications, to the CRC

o Reviews periodic reports from Internal Audit, Legal & Compliance and TBRM on internal control-related matters

Chair: Vice-Chair, CIBC Wealth Management

CREDIT COMMITTEE*

o     Approves credits above limits delegated to individual officers

o Recommends significant credits to the Risk Management Committee for approval

o     Responsible for the integrity, accuracy and timeliness of risk ratings

o     Monitors the risk of portfolio concentrations

Chair: Executive Vice-President, Corporate & Commercial Credit Adjudication,
       TBRM

INVESTMENT COMMITTEE*

o Advises deal teams during the investigation and negotiation of potential investments

o     Approves all investments for the merchant banking portfolio

o     Monitors the performance of previously approved investments

o Ensures investments conform to CIBC corporate governance standards prior to approval

Chair: Executive Vice-President, Credit Asset & Merchant Banking Portfolio
       Management, TBRM

* Sub-committee of the Capital & Risk Committee

--------------------------------------------------------------------------------

                                       55
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

MANAGEMENT OF CREDIT RISK

Credit risk is the potential for financial loss resulting from the failure of a borrower or counterparty to fully honour its financial or contractual obligations, such as repayment of loans or settlement of derivatives contracts.

      CIBC's framework for the management of credit risk comprises infrastructure, policies and standards, and measurement, monitoring and control practices that are designed to instill a strong sense of accountability and discipline throughout CIBC.

Infrastructure

The CRC is responsible for reviewing CIBC's credit risk management policies. These policies are tabled before the board's Risk Management Committee for review and approval on an annual basis. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, along with overseeing that the quality of the credit portfolio is in accordance with these policies. Senior management reports regularly to the Risk Management Committee on material credit risk matters, including individual credit transactions, credit concentrations on a related borrower, industry and geographic basis, impaired loans and credit loss provisioning levels. In addition, senior management also reviews impaired loan balances, allowances and credit loss provisioning levels with the Audit Committee of the board.

      The day-to-day responsibility for measuring and monitoring credit risk is delegated to TBRM. TBRM is independent of the business lines and is responsible for the initial credit approval and ongoing measurement and monitoring of the credit portfolio to ensure that credit risk is actively controlled. This is accomplished through the establishment of lending policies; the approval of all models used for risk rating and credit scoring of individual loans; the exercising of approval authority for all significant credit transactions; the monitoring of exposures against policies and limits; and rigorous management of past due and impaired loans by specialized groups.

      Management of credit risks also takes place within TBRM, which uses market-based techniques in the management of the credit risk component of economic capital. It applies enhanced credit models to the analysis of CIBC's large corporate credit portfolio. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. By the same means, selected credit exposures are added to the portfolio to enhance diversification and increase returns. Given that the credit risk component of economic capital is a scarce resource, CIBC endeavours to allocate and liberate credit risk capital in the most cost-efficient manner. High risk and impaired loans are managed by a specialized loan workout group. Merchant banking investments are governed by the Investment Committee, which reviews the structuring, negotiation and monitoring of new and existing merchant banking investments.

Policies and standards

CIBC's credit risk management policies outline the credit risk appetite, as well as the detailed parameters under which credit risk is to be controlled. Policies and standards establish the basis for how credit is granted, measured, aggregated, monitored and reported. In this regard, CIBC has policies and standards for the control of credit risk within both the consumer loan portfolio and the business and government loan portfolio.

      Policies designed to prevent concentrations within CIBC's loan portfolios are fundamental to the management of credit risk. There are two key policies:

o The common risk/concentration policy manages CIBC's exposure to any individual borrower or group of related borrowers, based on risk rating.

o The industry concentration policy limit, which manages CIBC's exposure to 45 industry categories, ensures diversification of the loan and securities portfolios.

Other credit risk policies ensure prudent lending practices address management of geographic and product concentrations, syndicated bank and bridge credit exposures, requirements for environmental reviews and real estate appraisals, maintenance of portfolio lending standards, and conflicts of interest with respect to mergers and acquisitions.

Measurement, monitoring and control

CIBC continues to develop and enhance its credit risk management measurement, monitoring and control systems as it prepares for the proposed November 1, 2006 implementation of the Bank of International Settlements (BIS) Capital Accord proposals.

      For consumer loans, the large number of transactions of smaller dollar size makes statistical techniques, such as credit scoring and computer-based loan models, well suited to identification and management of risk. CIBC's consumer loan portfolio is well diversified to ensure that concentrations by customer and product type are within prudent and acceptable limits. Consumer loans constitute 67% of CIBC's portfolio, excluding securities borrowed or purchased under resale agreements. These loans are inherently diversified in that they represent thousands of borrowers with relatively small individual loan balances. Residential mortgages, which constitute 69% of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with CIBC's managed growth strategy for this business, residential mortgages increased by $7.8 billion from the prior year. CIBC's consumer loan growth strategy resulted in an increase of 12% in the personal loan portfolio and 10% in the credit card loan portfolio. The student loan portfolio continued to decrease in 2002 and is lower by 17% compared with the prior year.

Consumer
loans
$ billions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                                          2002        2001

Residential mortgages                                     66.6        58.7

Personal (including students loans)                       22.6        21.1

Credit card loans                                          7.5         6.8

--------------------------------------------------------------------------------

                                       56
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Within the business and government loan portfolio, specialized lenders assess each credit transaction, assigning an internal risk rating to each, and for all significant transactions, independent credit approval is required from TBRM. All business and government loans are rated on a 13-category scale that is calibrated to reflect the associated probability of loss. These internal risk ratings assist in monitoring the portfolio, and are also key inputs used in CIBC's economic models for the attribution of the credit risk component of economic capital.

      CIBC diversifies the business and government loan portfolio through the establishment and continual monitoring of exposures against common risk, and industry and geographic concentration limits. Related borrower risk is managed through limits on concentrations by risk rating; industry concentrations are measured against limits for 45 different industry sectors; and geographic concentrations are measured against limits established for exposure to foreign countries.

      Business and government loans (including acceptances) constitute 33% of CIBC's portfolio, excluding securities borrowed or purchased under resale agreements, and are 11% lower than last year before deducting the general allowance. This is consistent with CIBC's strategy to aggressively manage balance sheet (including capital) resources. The portfolio is diversified from an industry perspective with the largest industry group, business services, constituting approximately 11% of total business and government loans (including acceptances) before deducting the general allowance in 2002.

      Management monitors industry concentrations on an ongoing basis, taking into consideration the current economic outlook and recent world events.

      Geographically, 87% of the business and government loan portfolio is in North America, with the remaining balance predominantly in the United Kingdom and Western Europe. Exposure to Asia continues to be managed down to lower levels through significant repayment and/or recovery experience. Exposures in Eastern Europe, Latin and South America and elsewhere are limited. The increasing sophistication of decision-support tools used at origination have significantly contributed to the maintenance of a well-diversified portfolio.

      Country risk is the risk that assets may become frozen in a foreign country because of imposed exchange controls or other political or economic disturbances. CIBC actively manages country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk and control its sub-components, such as bank deposits and trade finance.

      The majority of CIBC's credit risk exposure relates to the loan and acceptances portfolio. However, CIBC also engages in activities that expose it to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments as explained in Notes 23, 24 and 25 to the consolidated financial statements. CIBC manages these exposures through the same credit risk management framework as described above.

      CIBC is active in the credit derivative markets both as a market maker facilitating the credit hedging needs of its clients and as a principal as part of managing its own credit portfolios. CIBC is an active user of single-name credit derivatives in addition to synthetic collateralized loan obligations
(CLOs) to reduce credit risk as part of managing its overall credit portfolio. Credit derivatives are used to mitigate sector concentrations and single-name exposure, or as part of portfolio diversification techniques. The largest sector concentrations hedged through these programs were telecommunications and cable ($724 million), utilities ($354 million) and financial institutions ($346 million). The notional amount outstanding relating to credit protection (including synthetic CLOs) was $4 billion as at October 31, 2002.

      CIBC has counterparty credit exposure that arises from its interest rate, foreign exchange, equity, commodity and credit derivatives market making and portfolio management activities. CIBC measures and manages the credit exposure on its derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of the potential future exposure for each transaction. This is based upon statistically driven simulation approaches and taking into account any legally enforceable risk-mitigating techniques for each obligor, such as netting and collateral or margin arrangements. Under a margin agreement, CIBC obtains collateral from and/or pledges collateral to its counterparties, consisting primarily of cash or marketable securities, which are revalued on a regular basis.

      CIBC's derivative credit exposure represents a variety of product types. Investment grade counterparts account for 91% of CIBC's derivative credit exposure. CIBC actively measures, monitors and limits its credit exposure arising from its derivative activities. Clear credit policies, processes and procedures are in place to ensure effective credit exposure management.

Business and government loans (including acceptances) by industry groups - summarized(1)

[THE FOLLOWING DATA WAS REPRESENTED AS A PIE CHART IN THE PRINTED MATERIAL]

                                               2002

Business service                              11.4%
Resource-based industries                     11.1%
Manufacturing, consumer and capital goods     10.6%
Real estate and construction                   9.0%
Telecommunications, media and technology       8.8%
Agriculture                                    8.7%
Financial institutions                         8.6%
Non-residential mortgages                      8.0%
Utilities                                      5.4%
Retail                                         5.2%
Transportation                                 5.1%
Other                                          4.7%
Publishing, printing and broadcasting          2.6%
Hardware and software                          0.8%

[THE FOLLOWING DATA WAS REPRESENTED AS A PIE CHART IN THE PRINTED MATERIAL]

                                               2001

Financial institutions                        12.7%
Resource-based industries                     11.5%
Manufacturing, consumer and capital goods     11.4%
Business service                              11.0%
Telecommunications, media and technology       8.6%
Real estate and construction                   7.4%
Agriculture                                    7.1%
Non-residential mortgages                      6.0%
Retail                                         5.9%
Transportation                                 5.0%
Utilities                                      4.4%
Other                                          4.0%
Publishing, printing and broadcasting          3.3%
Hardware and software                          1.7%

(1) Industry classifications provided have been summarized. Refer to the supplementary annual financial information on pages 122 to 123 for further details.

--------------------------------------------------------------------------------

                                       57
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Impaired loans

While CIBC imposes a disciplined approach to risk by continuously monitoring all credit exposures, it also aggressively manages all impaired accounts. Generally, a loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Certain exceptions to this policy are outlined in Note 1 to the consolidated financial statements.

      During the year, $3.36 billion of loans were newly classified as impaired, up $1,137 million from 2001. The largest increase in gross impaired loans was within the telecommunications, media and technology industry sector, primarily in the U.S. and Europe. Overall, Canadian classifications increased by $50 million, while foreign classifications increased by $1,087 million, of which $784 million were related to classifications in the U.S.

      Reductions in gross impaired loans through remediation, repayment or sale were $1,084 million, up $149 million from 2001. The increase included $95 million related to consumer loans and $54 million in business and government loans. For the year, write-offs totalled $1,705 million, up $456 million from a year ago. Business and government loan write-offs accounted for $346 million of this increase, while consumer loan write-offs increased by $110 million.

-----------------------------------------------------------------------------------------------------------------------------------
CHANGES IN NET IMPAIRED LOANS(1)
                                                                Business                        Total
                                                                     and                       before
$ millions, as at or for                                      government       Consumer        general        General          2002
the years ended October 31                                         loans          loans(2)   allowance      allowance         Total
-----------------------------------------------------------------------------------------------------------------------------------
Gross impaired loans
Balance at beginning of year                                     $ 1,197        $   505        $ 1,702        $    --       $ 1,702
      New additions                                                2,354          1,008          3,362             --         3,362
      Returned to performing
         status, repaid or sold                                     (583)          (501)        (1,084)            --        (1,084)
-----------------------------------------------------------------------------------------------------------------------------------
      Gross impaired loans prior
         to write-offs                                             2,968          1,012          3,980             --         3,980
      Write-offs                                                  (1,104)          (601)        (1,705)            --        (1,705)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $ 1,864        $   411        $ 2,275        $    --       $ 2,275
===================================================================================================================================
Allowances
Balance at beginning of year                                     $   519        $   525        $ 1,044        $ 1,250       $ 2,294
      Write-offs                                                  (1,104)          (601)        (1,705)            --        (1,705)
      Provisions                                                   1,097            403          1,500             --         1,500
      Recoveries                                                      92            125            217             --           217
      Foreign exchange and other                                      (9)            (9)           (18)            --           (18)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year(3)                                        $   595        $   443        $ 1,038        $ 1,250       $ 2,288
===================================================================================================================================
Net impaired loans
Balance at beginning of year                                     $   678        $   (20)       $   658        $(1,250)      $  (592)
      Net change in gross
         impaired                                                    667            (94)           573             --           573
      Net change in allowance                                        (76)            82              6             --             6
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year(3)                                        $ 1,269        $   (32)       $ 1,237        $(1,250)      $   (13)
===================================================================================================================================
Gross impaired loans less specific allowance as a
   percentage of total net loans and acceptances                                                                               0.77%

Net impaired loans and acceptances after general allowance:
      As a percentage of total net loans and acceptances                                                                      (0.01)
      As a percentage of shareholders' equity                                                                                 (0.11)
===================================================================================================================================


                                                                Business                       Total
                                                                     and                      before
$ millions, as at or for                                      government      Consumer       general       General          2001
the years ended October 31                                         loans         loans(2)  allowance     allowance         Total
--------------------------------------------------------------------------------------------------------------------------------
Gross impaired loans
Balance at beginning of year                                     $ 1,204       $   457       $ 1,661       $    --       $ 1,661
      New additions                                                1,280           945         2,225            --         2,225
      Returned to performing
         status, repaid or sold                                     (529)         (406)         (935)           --          (935)
--------------------------------------------------------------------------------------------------------------------------------
      Gross impaired loans prior
         to write-offs                                             1,955           996         2,951            --         2,951
      Write-offs                                                    (758)         (491)       (1,249)           --        (1,249)
--------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $ 1,197       $   505       $ 1,702       $    --       $ 1,702
================================================================================================================================
Allowances
Balance at beginning of year                                     $   476       $   510       $   986       $ 1,250       $ 2,236
      Write-offs                                                    (758)         (491)       (1,249)           --        (1,249)
      Provisions                                                     736           364         1,100            --         1,100
      Recoveries                                                      44           141           185            --           185
      Foreign exchange and other                                      21             1            22            --            22
--------------------------------------------------------------------------------------------------------------------------------
Balance at end of year(3)                                        $   519       $   525       $ 1,044       $ 1,250       $ 2,294
================================================================================================================================
Net impaired loans
Balance at beginning of year                                     $   728       $   (53)      $   675       $(1,250)      $  (575)
      Net change in gross
         impaired                                                     (7)           48            41            --            41
      Net change in allowance                                        (43)          (15)          (58)           --           (58)
--------------------------------------------------------------------------------------------------------------------------------
Balance at end of year(3)                                        $   678       $   (20)      $   658       $(1,250)      $  (592)
================================================================================================================================
Gross impaired loans less specific allowance as a
   percentage of total net loans and acceptances                                                                            0.40%

Net impaired loans and acceptances after general allowance:
      As a percentage of total net loans and acceptances                                                                   (0.36)%
      As a percentage of shareholders' equity                                                                              (4.97)%
================================================================================================================================


                                                                Business                       Total
                                                                     and                      before
$ millions, as at or for                                      government      Consumer       general       General          2000
the years ended October 31                                         loans         loans(2)  allowance     allowance         Total
--------------------------------------------------------------------------------------------------------------------------------
Gross impaired loans
Balance at beginning of year                                     $ 1,019       $   463       $ 1,482       $    --       $ 1,482
      New additions                                                1,008           776         1,784            --         1,784
      Returned to performing
         status, repaid or sold                                     (408)         (348)         (756)           --          (756)
--------------------------------------------------------------------------------------------------------------------------------
      Gross impaired loans prior
         to write-offs                                             1,619           891         2,510            --         2,510
      Write-offs                                                    (415)         (434)         (849)           --          (849)
--------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $ 1,204       $   457       $ 1,661       $    --       $ 1,661
================================================================================================================================
Allowances
Balance at beginning of year                                     $   505       $   243       $   748       $ 1,000       $ 1,748
      Write-offs                                                    (415)         (434)         (849)           --          (849)
      Provisions                                                     346           624           970           250         1,220
      Recoveries                                                      44            77           121            --           121
      Foreign exchange and other                                      (4)           --            (4)           --            (4)
--------------------------------------------------------------------------------------------------------------------------------
Balance at end of year(3)                                        $   476       $   510       $   986       $ 1,250       $ 2,236
================================================================================================================================
Net impaired loans
Balance at beginning of year                                     $   514       $   220       $   734       $(1,000)      $  (266)
      Net change in gross
         impaired                                                    185            (6)          179            --           179
      Net change in allowance                                         29          (267)         (238)         (250)         (488)
--------------------------------------------------------------------------------------------------------------------------------
Balance at end of year(3)                                        $   728       $   (53)      $   675       $(1,250)      $  (575)
================================================================================================================================
Gross impaired loans less specific allowance as a
   percentage of total net loans and acceptances                                                                            0.44%

Net impaired loans and acceptances after general allowance:
      As a percentage of total net loans and acceptances                                                                   (0.37)%
      As a percentage of shareholders' equity                                                                              (5.06)%
================================================================================================================================

(1) Impaired loans include loan substitute securities of $30 million (2001: nil; 2000: $13 million) and allowances for credit losses of nil (2001: nil; 2000: $2 million) relating to loan substitute securities.
(2) Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.
(3) Excludes allowances on letters of credit totalling $1 million (2001: $1 million; 2000: $2 million).

--------------------------------------------------------------------------------

                                       58
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Provision for credit losses

----------------------------------------------------------------------------------
PROVISION FOR (RECOVERY OF) CREDIT LOSSES
$ millions, for the years ended October 31        2002          2001          2000
----------------------------------------------------------------------------------
Canada
      Residential mortgages                     $    3        $    3        $    5
      Student loans                                 --            (2)          365
      Personal loans                               108            84            94
      Credit card loans                            271           270           154
----------------------------------------------------------------------------------
      Total consumer loans                         382           355           618
----------------------------------------------------------------------------------
      Non-residential mortgages                      4             3             5
      Financial institutions                        (3)           (2)            2
      Service and retail industries                 37            49            15
      Manufacturing, consumer
         and capital goods                          25            24            51
      Real estate and construction                 (29)           (8)          (28)
      Agriculture                                   13             8             5
      Resource-based industries                      1             7            14
      Telecommunications, media
         and technology                             76            31            (2)
      Transportation                                 3             1            66
      Utilities                                     11             1             6
      Other                                          1             4             1
----------------------------------------------------------------------------------
      Total business and government loans          139           118           135
----------------------------------------------------------------------------------
                                                   521           473           753
----------------------------------------------------------------------------------
United States
      Total consumer loans                          18            --            (6)
      Financial institutions                        (2)            2            45
      Service and retail industries                 12           163            61
      Manufacturing, consumer
         and capital goods                          18           148            29
      Real estate and construction                  38            (1)          (15)
      Resource-based industries                    292            50            13
      Telecommunications, media
         and technology                            381           227            12
      Transportation                                27            (2)           13
      Utilities                                     70             8            --
      Other                                         --            28            46
----------------------------------------------------------------------------------
                                                   854           623           198
----------------------------------------------------------------------------------
Other countries
      Total consumer loans                           3             9            12
      Financial institutions                        (2)          (10)            1
      Service and retail industries                 (1)            1             2
      Manufacturing, consumer
         and capital goods                          --            (3)            2
      Real estate and construction                  (4)            3            (6)
      Agriculture                                   (1)           --             1
      Resource-based industries                     18            --            --
      Telecommunications, media
         and technology                            108             8            (2)
      Transportation                                --             1             6
      Utilities                                      4            (5)            4
      Other                                         --            --            (1)
----------------------------------------------------------------------------------
                                                   125             4            19
----------------------------------------------------------------------------------
Credit losses charged to income
      Specific provision                         1,500         1,100           970
      General provision                             --            --           250
----------------------------------------------------------------------------------
Total credit losses charged to the
   consolidated statements of income            $1,500        $1,100        $1,220
==================================================================================
As a percentage of total net loans
   and acceptances                                0.94%         0.67%         0.79%
==================================================================================

The provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers prudent to cover all probable credit-related losses in the portfolio, given due regard to existing economic conditions and credit derivatives.

      The provision for credit losses charged to income in 2002 was $1,500 million, compared with $1,100 million in 2001. The entire 2002 provision was allocated to specific allowances, with the general allowance remaining unchanged at $1.25 billion. During 2001, the total provision for credit losses charged to income of $1,100 million was also allocated to specific allowances. Total specific provisions for credit losses increased by $400 million in 2002. This increase was mainly attributable to the business and government loan portfolio, and reflects the continuing decline in credit conditions experienced in the U.S. and Europe, primarily in the telecommunications, utilities and resource-based industry groups.

      The specific provision of $970 million in 2000 included a $250 million additional provision for credit losses related to government-sponsored student loans, resulting in a total student loan provision of $365 million for the year.

Allowances for credit losses

The total allowance for credit losses consists of specific and general allowance components. Specific allowances are recorded when loans are identified as impaired. For business and government loans, specific allowances are established through ongoing assessments of the portfolio on an account-by-account basis when impaired loans are identified. Specific allowances for consumer loans are determined by reference to historical ratios of write-offs to balances outstanding.

      The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified.

      The credit portfolios to which the general allowance applies include business loans and acceptances, off-balance sheet credit instruments, such as credit commitments and letters of credit, and consumer loans. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken to provide for these.

      The methodology for determining the appropriate level of general allowance involves using expected loss rates associated with different credit portfolios, and for different risk levels within portfolios, estimating a time period over which losses that are present would be specifically identified and a specific provision taken, and adjusting for management's view of the current and ongoing economic and portfolio trends.

      Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects CIBC's historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on CIBC's experience over many years. For consumer loan portfolios, expected losses are based on CIBC's historical flow and loss rates.

      The level of general allowance is determined by a number of factors, including the portfolios' size, the relative risk profiles of the portfolios, the economic trends and evidence of credit quality improvements or deterioration.

--------------------------------------------------------------------------------

                                       59
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

The general allowance requirement is assessed using these criteria. On a regular basis, the parameters that drive the general allowance calculation are updated, based on CIBC's market experience.

      As at October 31, 2002, the specific allowance for credit losses was $1.04 billion, down $6 million from 2001. The change year-over-year was the result of a decrease related to the consumer loan portfolio of $82 million, and an increase in respect of the business and government loan portfolio of $76 million.

      During 2002, CIBC's general allowance remained unchanged at $1.25 billion, resulting in a total allowance for credit losses of $2.29 billion. This amount was viewed as prudent in light of the composition of the credit portfolio, as well as continued levels of uncertainty of economic performance in CIBC's major lending markets.

      The total allowance for credit losses is reviewed and approved on a quarterly basis by the SET and the Audit Committee. The total allowance for credit losses exceeded gross impaired loans by $13 million as at October 31, 2002 compared with $592 million at the end of the prior year. While management believes that the allowance for credit losses is sufficient at October 31, 2002, future additions to the allowance will be subject to continuing evaluation of risks in the loan portfolio and changing economic conditions.

--------------------------------------------------------------------------------
MANAGEMENT OF MARKET RISK

Market risk is the risk of financial loss arising from changes in values of financial instruments and includes interest rate, credit spread, foreign exchange, equity, commodity and liquidity risks. CIBC is exposed to market risk in its trading and investment portfolios, and through its asset-liability management activities.

      CIBC's framework for the management of market risk comprises infrastructure, policies and standards, and measurement, monitoring and control practices, which CIBC believes incorporate best practice risk management standards. TBRM performs market risk management functions independently of CIBC's business lines. The risk measurement, monitoring and control processes ensure that overall market risk and its components are well understood within CIBC.

Infrastructure

The activities of TBRM are reviewed and approved, as appropriate, by the CRC, the SET and ultimately by the Risk Management Committee of the board. In addition to understanding, measuring, monitoring and controlling risks, TBRM ensures on a daily basis that the individual components and overall market risk exposures of CIBC are within approved risk limits and that only authorized activities are undertaken.

      The quality and skills of risk managers are critical to achieving effective risk management. Each business incurring significant market risk is the focus of an experienced market risk manager, supplemented by regional risk management professionals located in all major CIBC trading centres, facilitating comprehensive risk coverage. Data from trading systems around the world are consolidated in a central risk management database. Centralized risk measurement and access to large amounts of risk management data support the global management of market risk through integrated risk reporting and analysis, and limit monitoring. CIBC generates a detailed risk report and limit-monitoring summary each morning, based on the previous day's trading. This report provides a CIBC-wide view of market risk in the trading portfolios and is integral to the review of risk exposure at CIBC's trading room meeting each morning. A similar report provides a CIBC-wide view of non-trading market risks. Each day, all risk positions are monitored against authorized limits by an independent risk manager, and positions that exceed authorized limits are promptly reported to senior management. Reports on compliance with risk limits are made weekly to the CRC and quarterly to the Risk Management Committee.

Policies and standards

CIBC has developed comprehensive policies and standards for market risk management. These relate to identification and measurement of the various types of market risk, and to the establishment of limits within which CIBC manages its overall exposure. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and of potential worst-case stress losses. The Risk Management Committee approves overall levels of risk that CIBC may assume.

      CIBC uses a three-tiered approach to set market risk limits on the amounts of interest rate, credit spread, foreign exchange, commodity and equity risks that the organization can assume in its trading and non-trading activities. The first-tier limits are CIBC's overall market risk and worst-case scenario limits, and are set by the SET, in keeping with the risk tolerance expressed by the Risk Management Committee. The second-tier limits are designed to control the risk profile of positioning activities in each business, and are established by agreement of TBRM and the businesses, and are approved by the CRC. The third-tier limits are delegated down to the desk level and are designed to monitor risk concentration and the impact of book-specific stress events. Policies also outline requirements for yield curve and valuation model construction, and link to accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.

Measurement, monitoring and control

Since no single measure reflects all aspects of market risk, CIBC uses several different risk measures:

o VaR - CIBC's Risk Measurement Unit (RMU) methodology, which enables the like-for-like comparison of risk in different businesses and asset classes.

o Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.

o Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

RMU methodology

CIBC has developed and adopted a comprehensive VaR market risk measurement methodology that expresses risk in terms of RMUs. The VaR or RMU methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms.

      The RMU is CIBC's market risk measure of the potential loss from adverse market movements that can occur under normal market conditions, based on historical data and recent market experience. An RMU is defined as the overnight loss with less than a 1% probability of occurring in normal markets. The RMU methodology uses numerous risk factors as inputs, including, for example, interest rate risk, exposure to multiple yield curve points, exposure to multiple basis and spread relationships, and

--------------------------------------------------------------------------------

                                       60
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

exposure to multiple implied volatility points. The RMU is computed through use of the historical volatility of each risk factor and the associated historical correlations among them, updated on a regular basis. A composite RMU measure is determined by aggregating the RMU measures for each of interest rate, credit spread, equity, foreign exchange and commodity market risks, and the reduction due to the portfolio effect of combining the risks. The composite RMU is then expressed as a potential worst-case loss that can occur over one day, no more than 1% of the time, or equivalently, within a confidence interval of 2.33 standard deviations, in normal markets. The model covers all financial products traded by CIBC, including foreign exchange products, derivatives, debt securities, equities and commodities. The RMU methodology is based on a variance-covariance model, supplemented by an historical simulation model.

Stress testing and scenario analysis

While the RMU methodology captures CIBC's exposure to unlikely events in normal market conditions, stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.

      CIBC's stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices, based on historical experience and/or referenced to specific book concentrations. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

      CIBC's scenario analysis approach simulates the impact on the portfolio of extreme market events unfolding over an extended period of up to a full calendar quarter. In this case, the changing portfolio characteristics and the market movements are dynamic. This allows analysis of the impact of changes in market liquidity and potential risk mitigation strategies over time.

      Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

      As of October 31, 2002, CIBC's scenario analysis program included various historical and hypothetical scenarios. Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and in Asia. Key to the effectiveness of the scenario analysis program is the timely review of the applicability of the scenarios.

      CIBC's core stress tests and scenario analyses are run daily, with further ad hoc analyses carried out on a regular basis. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level.

      A variation of CIBC's scenario analysis model is employed to add insight to risks in the merchant banking portfolio. In this case, the simulation framework is extended to quantify potential losses over a full year.

      The effectiveness of stress testing and scenario analysis is demonstrated during actual periods of market disruption.

Backtesting

The process of backtesting is key to the sustained integrity of CIBC's risk models. For each of CIBC's trading portfolios, and in aggregate, daily RMUs are compared with trading revenue. The backtesting process serves to confirm that actual profit and loss (P/L) outcomes are consistent with the statistical assumptions of the RMU model. This process is further enhanced through the calculation of a hypothetical or static P/L. This represents the theoretical change in portfolio value due to each day's price movements, of the prior day's closing portfolio, on the assumption that it remained unchanged. Comparison of this daily static P/L with RMU is required by the Office of the Superintendent of Financial Institutions (OSFI) and serves as a further validation of the integrity of the RMU model.

Trading activities

CIBC holds positions in both liquid and less liquid traded financial instruments as a fundamental component of providing integrated financial solutions to meet client investment and risk management needs. Trading revenue is generated from these transactions with clients and, to a lesser extent, from proprietary trading. Traded instruments include debt and equity securities, as well as foreign exchange, commodity and derivative products. Positions are recorded at fair values, with realized or unrealized gains and losses from changes in fair value recognized in trading activities as non-interest income, while net interest earned on trading positions after funding is reflected as net interest income in the consolidated statements of income. Trading and related risk management strategies can periodically shift revenue between trading activities and net interest income. Therefore, trading revenue includes net interest income earned on trading portfolios in addition to net gains or losses from trading activities.

--------------------------------------------------------------------------------
TRADING REVENUE
$ millions, for the years ended October 31        2002        2001         2000
--------------------------------------------------------------------------------
Net interest income (TEB)                       $  382      $ (201)      $ (260)
Trading activities                                 273       1,343        1,140
--------------------------------------------------------------------------------
Total trading revenue (TEB)                     $  655      $1,142       $  880
================================================================================
By type:
   Interest rate                                $  290      $  505       $  231
   Foreign exchange(1)                             152         179          199
   Equities                                        136         391          394
   Other(2)                                         77          67           56
--------------------------------------------------------------------------------
Total trading revenue (TEB)                     $  655      $1,142       $  880
================================================================================

(1) Revenue earned on foreign exchange for other than trading activities is included in other non-interest income.

(2) Includes commodities, credit derivatives and secondary loan trading and sales.

In 2002, total trading revenue (TEB) was $655 million, which decreased by $487 million over the prior year. The decrease was primarily due to difficult financial conditions associated with weaker economic conditions in the U.S. Both equity and fixed income activities faced weaker performance as a result of these market conditions.

      In 2001, trading revenue (TEB) was $1,142 million, which increased by $262 million over 2000. The increase was primarily due to a reduction in interest funding costs on traded instruments as a result of interest rate reductions in 2001, partially offset by the effects of weaker markets in 2001 and the fourth quarter market impact of September 11, 2001. In addition, trading revenue benefited in 2001 from increased revenue in the fixed income businesses.

      The RMU by risk type table on the next page shows the mix of market risks through 2002 by type of risk and aggregate risk. These risks are interrelated and, consequently, are only additive after taking into account the diversification effect, which reflects the reduction of risk due to portfolio effects among the trading positions. CIBC's trading risk exposures to interest

--------------------------------------------------------------------------------

                                       61
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

rates arise from activities in the global debt and money markets, particularly from transactions in Canadian, U.S., European and Japanese markets. The primary instruments are government and corporate debt, and interest rate swaps. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, the Euro, the British pound, and the Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European equity markets. During 2002, aggregate risk levels were generally lower than in 2001, with reductions concentrated primarily in credit spread risk. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk, consistent with CIBC's goal of low earnings volatility.

      The histogram below presents the frequency distribution of daily trading revenue for 2002. Trading revenue was positive for 74% of the days in 2002, compared with 81% in 2001 and 74% in 2000. Average daily trading revenue was $2.5 million in 2002, compared with $4.4 million in 2001 and $3.5 million in 2000.

      The trading revenue and RMU backtesting graph below compares the 2002 actual daily trading revenue with the previous day's RMU measures. As indicated previously, these VaR measures are derived from statistically defined probability-based models that use CIBC's market positions and prior market correlations and volatilities under normal market conditions.

--------------------------------------------------------------------------------
RMU BY RISK TYPE - TRADING PORTFOLIO

                                 2002          2002          2001          2001
$ millions                   Year-end       Average      Year-end       Average
--------------------------------------------------------------------------------
Interest rate risk            $  7.32       $  8.47       $  6.14       $  7.05
Credit spread risk               5.65          5.79          6.72          8.50
Equity risk                      9.29          8.34          8.33          9.81
Foreign exchange risk            0.53          0.76          0.87          0.81
Commodity risk                   2.56          1.02          1.05          1.16
Diversification effect         (10.00)       (11.46)       (11.95)       (13.13)
--------------------------------------------------------------------------------
Total risk                    $ 15.35       $ 12.92       $ 11.16       $ 14.20
================================================================================

Frequency distribution of daily 2002 trading revenue
Frequency (days)

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

--------------------------
Trading
revenue         Frequency
($ millions)    (days)
--------------------------
 -22           0
 -21           0
 -20           0
 -19           0
 -18           0
 -17           0
 -16           0
 -15           0
 -14           0
 -13           0
 -12           1
 -11           0
 -10           2
  -9           1
  -8           1
  -7           4
  -6           6
  -5           3
  -4           7
  -3           8
  -2           6
  -1          14
   0          15
   1          21
   2          24
   3          29
   4          30
   5          16
   6          19
   7          10
   8          12
   9           4
  10           7
  11           3
  12           5
  13           5
  14           2
  15           0
  16           0
  17           1
  18           1
  19           0
  20           1
  21           0
  22           1

Backtesting of trading revenue vs. RMU
$ millions

[THE FOLLOWING DATA WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

                  Date                RMU              Trading Revenue
              -----------         ------------         ---------------
                1-Nov-01            (11.15)                  4.71
                2-Nov-01            (11.21)                  4.33
                5-Nov-01            (11.32)                  5.49
                6-Nov-01            (12.04)                  2.65
                7-Nov-01            (12.89)                 12.93
                8-Nov-01            (14.05)                  3.08
                9-Nov-01            (13.87)                  3.47
               12-Nov-01            (12.89)                  1.86
               13-Nov-01            (13.98)                 (0.43)
               14-Nov-01            (13.31)                 (1.10)
               15-Nov-01            (13.27)                 (1.43)
               16-Nov-01            (12.29)                  2.96
               19-Nov-01            (12.56)                  3.50
               20-Nov-01            (13.01)                  1.18
               21-Nov-01            (13.23)                  0.09
               22-Nov-01            (12.67)                  2.63
               23-Nov-01            (12.56)                 (0.81)
               26-Nov-01            (12.34)                  7.07
               27-Nov-01            (12.78)                  5.71
               28-Nov-01            (12.60)                  4.22
               29-Nov-01            (11.47)                  4.63
               30-Nov-01            (12.03)                 21.41
                3-Dec-01            (12.03)                 12.99
                4-Dec-01            (11.75)                  3.88
                5-Dec-01            (11.87)                  6.25
                6-Dec-01            (13.08)                  0.24
                7-Dec-01            (13.72)                  3.07
               10-Dec-01            (14.60)                 11.22
               11-Dec-01            (13.48)                  4.29
               12-Dec-01            (14.03)                  3.45
               13-Dec-01            (12.87)                  2.38
               14-Dec-01            (13.72)                 12.82
               17-Dec-01            (12.47)                  0.22
               18-Dec-01            (13.51)                  9.34
               19-Dec-01            (14.02)                  5.62
               20-Dec-01            (13.06)                  9.45
               21-Dec-01            (14.54)                 11.10
               24-Dec-01            (14.14)                 (1.10)
               26-Dec-01            (14.29)                  0.66
               27-Dec-01            (15.10)                 (0.35)
               28-Dec-01            (14.56)                 13.45
               31-Dec-01            (14.29)                  5.89
                2-Jan-02            (14.30)                  5.86
                3-Jan-02            (14.48)                  5.16
                4-Jan-02            (15.22)                  4.35
                7-Jan-02            (14.88)                  4.25
                8-Jan-02            (14.77)                  6.55
                9-Jan-02            (14.15)                  2.51
               10-Jan-02            (14.58)                  8.67
               11-Jan-02            (14.41)                 11.22
               14-Jan-02            (14.91)                  8.18
               15-Jan-02            (14.46)                 17.14
               16-Jan-02            (14.39)                  3.26
               17-Jan-02            (15.06)                  3.88
               18-Jan-02            (16.66)                 (3.06)
               21-Jan-02            (15.23)                  1.43
               22-Jan-02            (14.92)                  9.59
               23-Jan-02            (13.90)                  3.34
               24-Jan-02            (14.62)                  1.48
               25-Jan-02            (15.48)                 (1.59)
               28-Jan-02            (16.01)                  2.70
               29-Jan-02            (15.51)                  7.08
               30-Jan-02            (15.40)                  2.73
               31-Jan-02            (15.26)                 (2.11)
                1-Feb-02            (15.14)                  7.94
                4-Feb-02            (14.93)                  1.35
                5-Feb-02            (15.39)                  7.04
                6-Feb-02            (15.32)                 (1.47)
                7-Feb-02            (15.27)                  7.13
                8-Feb-02            (15.62)                  5.71
               11-Feb-02            (15.35)                  5.92
               12-Feb-02            (15.40)                 (0.21)
               13-Feb-02            (15.20)                  1.24
               14-Feb-02            (12.38)                 (2.22)
               15-Feb-02            (11.96)                  0.99
               18-Feb-02            (11.88)                  6.37
               19-Feb-02            (11.86)                  2.91
               20-Feb-02            (11.87)                 (1.94)
               21-Feb-02            (11.97)                  3.52
               22-Feb-02            (12.14)                  4.84
               25-Feb-02            (12.53)                  1.51
               26-Feb-02            (12.39)                  2.72
               27-Feb-02            (12.81)                 (3.51)
               28-Feb-02            (12.49)                (10.50)
                1-Mar-02            (13.70)                  3.46
                4-Mar-02            (13.35)                 (9.02)
                5-Mar-02            (14.16)                  5.04
                6-Mar-02            (14.16)                  2.80
                7-Mar-02            (14.78)                 (4.03)
                8-Mar-02            (15.90)                 (1.06)
               11-Mar-02            (16.31)                  1.06
               12-Mar-02            (16.28)                  2.80
               13-Mar-02            (14.86)                  7.65
               14-Mar-02            (14.89)                 (6.09)
               15-Mar-02            (15.20)                  5.40
               18-Mar-02            (14.22)                  1.43
               19-Mar-02            (15.34)                  2.28
               20-Mar-02            (15.27)                  1.18
               21-Mar-02            (15.19)                 (1.63)
               22-Mar-02            (15.19)                 (1.51)
               25-Mar-02            (15.66)                  1.67
               26-Mar-02            (14.24)                  5.81
               27-Mar-02            (13.91)                  6.21
               28-Mar-02            (14.00)                  7.40
               29-Mar-02            (14.42)                 (3.53)
                1-Apr-02            (14.58)                 (0.02)
                2-Apr-02            (15.25)                  5.91
                3-Apr-02            (14.55)                  9.64
                4-Apr-02            (14.37)                  2.47
                5-Apr-02            (12.59)                  4.48
                8-Apr-02            (11.73)                 (0.26)
                9-Apr-02            (12.60)                  0.32
               10-Apr-02            (11.79)                  0.70
               11-Apr-02            (10.94)                  1.82
               12-Apr-02            (11.53)                  9.38
               15-Apr-02            (11.58)                 (1.60)
               16-Apr-02            (11.59)                 (0.37)
               17-Apr-02            (12.17)                  9.86
               18-Apr-02            (11.36)                  2.49
               19-Apr-02            (12.01)                 10.12
               22-Apr-02            (12.15)                  2.41
               23-Apr-02            (11.26)                 (0.62)
               24-Apr-02            (12.00)                  0.97
               25-Apr-02            (10.88)                  0.23
               26-Apr-02            (10.63)                  2.12
               29-Apr-02            (10.82)                  5.96
               30-Apr-02            (10.46)                 (1.83)
                1-May-02            (10.40)                  0.16
                2-May-02             (9.93)                  4.13
                3-May-02            (10.78)                  5.85
                6-May-02            (10.24)                 (3.51)
                7-May-02            (10.94)                 10.53
                8-May-02            (11.03)                  5.51
                9-May-02            (11.00)                  2.83
               10-May-02            (10.77)                  1.48
               13-May-02            (11.45)                  2.15
               14-May-02            (12.15)                 (5.89)
               15-May-02            (11.88)                  6.84
               16-May-02            (11.65)                  0.62
               17-May-02            (11.40)                 (7.39)
               20-May-02            (12.08)                  0.70
               21-May-02            (12.99)                 12.50
               22-May-02            (12.25)                  3.16
               23-May-02            (12.66)                  7.52
               24-May-02            (13.17)                  0.41
               27-May-02            (12.38)                  0.85
               28-May-02            (12.56)                  5.62
               29-May-02            (11.73)                  3.26
               30-May-02            (11.56)                  1.78
               31-May-02            (11.31)                  3.74
                3-Jun-02            (10.77)                  3.11
                4-Jun-02            (11.13)                  3.12
                5-Jun-02            (10.84)                  5.64
                6-Jun-02            (10.44)                  0.65
                7-Jun-02            (10.65)                 (3.19)
               10-Jun-02            (10.28)                  3.35
               11-Jun-02             (9.89)                  1.51
               12-Jun-02             (9.51)                 (4.09)
               13-Jun-02             (9.01)                  9.40
               14-Jun-02             (9.46)                 (0.03)
               17-Jun-02             (9.65)                 (3.63)
               18-Jun-02             (9.03)                  3.06
               19-Jun-02             (8.67)                  7.30
               20-Jun-02             (9.76)                 (3.18)
               21-Jun-02             (9.34)                  3.02
               24-Jun-02             (9.99)                  1.02
               25-Jun-02             (9.78)                  4.67
               26-Jun-02            (10.03)                 (6.85)
               27-Jun-02            (10.25)                  4.87
               28-Jun-02             (9.75)                  3.53
                1-Jul-02             (9.53)                 (0.02)
                2-Jul-02             (9.99)                  1.79
                3-Jul-02             (9.52)                  3.04
                4-Jul-02             (9.14)                  7.58
                5-Jul-02             (9.21)                 (6.29)
                8-Jul-02             (8.50)                  2.38
                9-Jul-02             (8.36)                  3.64
               10-Jul-02             (8.62)                 (0.23)
               11-Jul-02             (9.21)                  2.66
               12-Jul-02             (9.14)                  6.37
               15-Jul-02            (10.13)                 (7.25)
               16-Jul-02            (10.98)                  5.79
               17-Jul-02            (10.75)                  0.94
               18-Jul-02             (9.62)                  6.93
               19-Jul-02             (8.36)                 (6.19)
               22-Jul-02            (10.74)                 (7.45)
               23-Jul-02            (11.41)                 (6.24)
               24-Jul-02            (13.08)                  8.62
               25-Jul-02            (10.88)                 (1.00)
               26-Jul-02            (12.55)                 (3.21)
               29-Jul-02            (11.96)                  3.06
               30-Jul-02            (11.25)                  3.26
               31-Jul-02            (11.03)                  4.85
                1-Aug-02            (12.15)                 19.09
                2-Aug-02            (12.85)                 (2.71)
                5-Aug-02            (12.95)                 (0.12)
                6-Aug-02            (13.74)                  3.60
                7-Aug-02            (14.24)                (10.14)
                8-Aug-02            (14.44)                 11.87
                9-Aug-02            (13.93)                  2.25
               12-Aug-02            (13.27)                  2.22
               13-Aug-02            (13.31)                 (1.61)
               14-Aug-02            (13.84)                  1.93
               15-Aug-02            (12.72)                  3.86
               16-Aug-02            (12.71)                  3.52
               19-Aug-02            (13.29)                  3.36
               20-Aug-02            (12.90)                  0.65
               21-Aug-02            (13.27)                  4.52
               22-Aug-02            (13.40)                  2.84
               23-Aug-02            (13.16)                 10.96
               26-Aug-02            (13.14)                  3.44
               27-Aug-02            (12.70)                  0.29
               28-Aug-02            (13.24)                  6.68
               29-Aug-02            (12.94)                 (0.75)
               30-Aug-02            (12.81)                 16.78
                2-Sep-02            (12.41)                 (0.99)
                3-Sep-02            (12.68)                 (4.02)
                4-Sep-02            (13.14)                 12.67
                5-Sep-02            (14.04)                 (5.92)
                6-Sep-02            (13.45)                  8.56
                9-Sep-02            (13.03)                  2.13
               10-Sep-02            (13.06)                  2.88
               11-Sep-02            (12.46)                  7.01
               12-Sep-02            (12.96)                 (4.95)
               13-Sep-02            (13.74)                  1.90
               16-Sep-02            (14.19)                  2.79
               17-Sep-02            (13.49)                  3.52
               18-Sep-02            (15.25)                  7.98
               19-Sep-02            (15.86)                (12.85)
               20-Sep-02            (16.41)                  4.95
               23-Sep-02            (14.91)                 (4.71)
               24-Sep-02            (15.38)                 (2.17)
               25-Sep-02            (15.12)                 13.38
               26-Sep-02            (15.10)                 (8.08)
               27-Sep-02            (15.07)                  1.99
               30-Sep-02            (15.08)                 11.77
                1-Oct-02            (15.24)                  6.67
                2-Oct-02            (14.63)                  1.81
                3-Oct-02            (15.34)                 (2.12)
                4-Oct-02            (14.19)                 (0.13)
                7-Oct-02            (14.19)                  0.39
                8-Oct-02            (14.35)                 (4.11)
                9-Oct-02            (14.00)                  0.62
               10-Oct-02            (14.57)                  1.01
               11-Oct-02            (14.16)                  2.06
               14-Oct-02            (14.11)                  0.00
               15-Oct-02            (14.17)                  7.00
               16-Oct-02            (13.57)                  4.96
               17-Oct-02            (13.32)                 (4.93)
               18-Oct-02            (12.55)                  2.52
               21-Oct-02            (13.24)                  5.55
               22-Oct-02            (13.17)                 (1.27)
               23-Oct-02            (13.16)                  2.20
               24-Oct-02            (13.96)                  1.58
               25-Oct-02            (14.53)                 (5.09)
               28-Oct-02            (14.78)                 (2.24)
               29-Oct-02            (14.22)                 (6.69)
               30-Oct-02            (15.94)                  1.68
               31-Oct-02            (16.07)                 (7.24)

--------------------------------------------------------------------------------

                                       62
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Non-trading activities

CIBC manages market risks, including interest rate, foreign exchange and equity exposures arising from the retail customer banking business, merchant banking portfolios and other non-trading activities. Foreign exchange exposures arising from structural on-balance sheet assets and liabilities and from investments in foreign operations are also included in non-trading activities.

      The RMU by risk type table below shows the mix of non-trading risks by type of risk and aggregate risk. These risks are interrelated and, consequently, are only additive after taking into account the diversification effect that reflects the increases of risk due to portfolio effects among the different positions. During 2002, risk levels were higher than in 2001, with increases concentrated primarily in interest rate risk. Despite reduced directional positions in the asset-liability gap, volatile market conditions led to sharply higher risk parameters, reflected in higher RMU.

      Due to the illiquid nature of many of the merchant banking investments, CIBC does not employ overnight RMU as a risk measure for these portfolios. In addition to being measured and monitored in notional terms, CIBC subjects the portfolio to scenario analysis which simulates potential losses over a one-year timeframe.

      Non-trading interest rate risk consists primarily of risk inherent in asset-liability management activities and the activities of foreign and domestic subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.

--------------------------------------------------------------------------------
RMU BY RISK TYPE - NON-TRADING PORTFOLIO

                                    2002         2002         2001         2001
$ millions                      Year-end      Average     Year-end      Average
--------------------------------------------------------------------------------
Interest rate risk                $57.76       $65.41       $50.91       $50.12
Credit spread risk                  3.86         2.15         1.52         1.61
Equity risk                         3.82         2.91         2.11         8.07
Foreign exchange risk               0.98         0.64         0.64         0.49
Diversification effect             (9.03)       (5.87)       (4.52)       (6.16)
--------------------------------------------------------------------------------
Total risk                        $57.39       $65.24       $50.66       $54.13
================================================================================

CIBC's total non-trading interest rate risk exposure, as at October 31, 2002, is included in Note 12 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are reported in timeframes based on the earlier of their contractual repricing date or maturity date. It should be noted that this reported interest rate position presents CIBC's risk exposure only at a point in time. Exposure can change depending on customer preference for products and terms, including mortgage prepayment or other option exercise, and the nature of CIBC's management of the various and diverse portfolios that comprise the consolidated interest rate risk position. Given CIBC's consolidated maturity and repricing portfolio profile at October 31, 2002, as adjusted for estimated prepayments, an immediate 1% increase in interest rates across all maturities would increase net income after taxes by approximately $48 million over the next 12 months, and reduce common shareholders' equity as measured on a present value basis by approximately $263 million.

      Non-trading equity exposure arises primarily from merchant banking activities, as well as from equity-linked retail products (equity-linked GICs), including embedded optionality, and associated hedges. A variety of cash instruments and derivatives, including equity swaps, futures and options, are used to manage and control these risks.

      Non-trading foreign exchange risk of the CIBC consolidated balance sheets arises primarily from structural on-balance sheet assets and liabilities and from investments in foreign operations. CIBC's approach to the structural foreign exchange position is designed to ensure this exposure is minimized.

      CIBC offers and originates a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products.

      CIBC has $3.1 billion in the active as well as strategic merchant banking investments. The active portfolio consists of $2.5 billion of debt, equity and private equity fund investments. This portfolio was down 23% from the prior year due to a combination of write-downs and efforts to reduce exposures to this type of investment. The portfolio is diversified from an industry perspective with over 13 industry groups.

Merchant banking portfolio industry diversification(1)

[THE FOLLOWING DATA WAS REPRESENTED AS A PIE CHART IN THE PRINTED MATERIAL]

                                      2002

Industrial growth and services        20.7%
Hardware and software                 16.1%
Telecommunications and cable          11.1%
Services                               9.6%
Healthcare                             9.0%
Retail                                 7.8%
Financial services                     5.2%
Other                                  4.9%
Media and publishing                   4.8%
Resource-based industries              3.1%
Utilities                              2.8%
Real estate                            2.6%
Entertainment                          2.3%

(1) The industry classifications represent those of the debt and equity securities, including the underlying investees of the fund investments.

Non-exchange traded commodity derivatives

CIBC controls and manages its commodity derivatives risk through its RMU methodology as described earlier. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts as at October 31, 2002.

$ millions                                Positive      Negative            Net
--------------------------------------------------------------------------------
Maturity less than 1 year                  $   254       $  (276)       $   (22)
Maturity 1 - 3 years                           277          (331)           (54)
Maturity 4 - 5 years                            41           (22)            19
Maturity in excess of 5 years                  413          (435)           (22)
--------------------------------------------------------------------------------
Gross fair value of contracts              $   985       $(1,064)       $   (79)
================================================================================

--------------------------------------------------------------------------------

                                       63
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

During the year, CIBC had exposure to energy and other commodity derivatives. Wherever possible, CIBC independently verifies the fair value of the positions using third-party pricing sources. In the event that these are not available, independently approved modelling techniques or other valuation methodologies are utilized. The table below summarizes the methodology for independently checking the fair value of the commodity exposures at October 31, 2002.

---------------------------------------------------------------------------------------------------------------------------------
SOURCES OF FAIR VALUE
                                                                            Gross fair value of contracts
                                                              ------------------------------------------------------
                                                               Maturity                                  Maturity in
                                                              less than       Maturity       Maturity      excess of
$ millions, as at October 31, 2002                               1 year    1 - 3 years    4 - 5 years        5 years        Total
---------------------------------------------------------------------------------------------------------------------------------
Sources of fair value
   Quoted prices from external sources                             $(22)          $(54)          $ 19           $ 31         $(26)
   Prices based upon models or other valuation methodologies         --             --             --            (53)         (53)
---------------------------------------------------------------------------------------------------------------------------------
                                                                   $(22)          $(54)          $ 19           $(22)        $(79)
=================================================================================================================================

--------------------------------------------------------------------------------
MANAGEMENT OF LIQUIDITY RISK

CIBC's liquidity risk framework is designed to ensure the availability of sufficient funds to honour financial commitments in the most cost-effective manner possible.

      CIBC's approach to managing liquidity exposure is based upon a comprehensive framework, comprising infrastructure, policies and standards supporting measurement, monitoring and control techniques. Liquidity risk is actively managed with emphasis on exposure identification, containment and mitigation.

Infrastructure

Global liquidity management is the responsibility of TBRM. Major regional funding centres and operating subsidiaries in North America, Europe and Asia provide regional liquidity management. Daily monitoring is undertaken to ensure compliance with approved liquidity guidelines and limits. Measurement systems and liquidity reports are independently monitored and reviewed.

Policies and standards

      CIBC's liquidity policy framework is reviewed and approved annually by the Risk Management Committee of the board. The policy establishes guidelines and limits on minimum liquid asset inventories, funding diversification measures and net cash outflows in both Canadian dollars and foreign currencies.

      As CIBC operates in a variety of jurisdictions, the funding process is designed to ensure compliance with all governing regulatory restrictions on the inter-company transfer of funds within the CIBC group and to ensure appropriate liquidity in each region.

Measurement, monitoring and control

CIBC has measurement systems to monitor both actual and anticipated inflows and outflows of funds on a daily basis from on- and off-balance sheet exposures. These measurement systems generate detailed liquidity reports that are integral to the containment of liquidity risk exposure through the use of a prudent distribution of liability maturities to ensure net cash outflows in any given time horizon are manageable.

      CIBC's liquidity management framework incorporates the use of scenario analyses, designed to measure the potential impact of abnormal market conditions on the liquidity risk profile. These scenarios are intended to enhance insight into potential liquidity risk exposures under extreme market conditions. Contingency plans for responding to liquidity stress events are reviewed, tested and updated regularly.

      CIBC further mitigates liquidity risk exposure through the maintenance of segregated term funded pools of higher-quality liquid assets. These liquid assets may be sold or pledged as secured borrowings to provide a ready source of cash. Balance sheet liquid assets as at October 31, 2002 include cash of $0.8 billion, securities of $65.3 billion and deposits with banks of $8.7 billion. CIBC also had $16.0 billion of securities borrowed or purchased under resale agreements as at October 31, 2002.

      In the course of CIBC's regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements as at October 31, 2002 totalled $26.8 billion, as outlined in Note 27 to the consolidated financial statements.

      A broad base of retail and wholesale funding sources is used to meet consolidated liquidity needs. CIBC's ability to generate core deposits provides a stable and secure source of funding. As at October 31, 2002, Canadian dollar deposits from individuals totalled $61.8 billion.

      As at October 31, 2002, CIBC had outstanding $103.8 billion of unsecured wholesale term debt sourced through various funding instruments and term profiles as market conditions warranted.

      CIBC's access to wholesale funding sources and the cost of that funding is linked to its credit rating. During 2002, CIBC's credit rating was placed under review by both Moody's Investors Service and Standard & Poor's credit rating agencies. Moody's review reaffirmed both the short- and long-term credit ratings as P-1 and Aa3, respectively. In September 2002, Standard & Poor's rating agency downgraded CIBC's long-term credit rating by one notch from "AA minus" to "A plus," revising the outlook to "stable" from "negative." It also lowered the short-term rating from A-1+ to A-1. As a result of this rating change, the cost of wholesale funding along with collateral requirements for derivative transactions has increased marginally.

      In addition to the issuance of unsecured wholesale debt, CIBC has securitized various financial assets, including credit card receivables, residential and commercial mortgages, and business loans through special purpose entities.

--------------------------------------------------------------------------------

                                       64
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS INVOLVING SPECIAL PURPOSE ENTITIES (SPEs)

SPEs are an important part of the financial markets, providing market liquidity by facilitating investors' access to specific portfolios of assets and risks. SPEs may be formed as a corporation, partnership, limited liability company or trust. In a securitization, an entity transfers assets to an SPE in exchange for cash. An SPE may also buy certain pre-defined assets for cash in the marketplace (where the seller may at times be CIBC). The SPE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. SPEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and have recourse to, the SPE assets such as a cash collateral account and over-collateralization in the form of excess assets or a liquidity facility. Accordingly, the SPE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.

      CIBC's activities with respect to SPEs are consistently undertaken within a regulatory framework and are subject to standard regulatory review.

      CIBC's involvement in SPEs takes one of three forms: securitization of CIBC's own assets, securitization of third-party assets and other financial transactions involving SPEs.

Securitization of CIBC's own assets

Securitizations are accounted for as asset sales only when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets. Accounting regulations require a determination to be made as to whether the SPE should be considered a subsidiary of CIBC for the purpose of consolidation into CIBC's consolidated financial statements. Where the criteria are met allowing recognition of the securitization as a sale of assets permitting non-consolidation for financial reporting purposes, CIBC records the sale. When such asset sales occur, CIBC may retain interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered "retained interests" in the securitized assets. CIBC periodically reviews the carrying value of these retained interests and when a decline in value is identified that is other than temporary, the affected carrying amount is written down to its fair value. CIBC continues to service all securitized assets after transfer, except for some business loans, receiving servicing fees.

      CIBC sells credit card receivables to SPEs on a non-recourse basis. CIBC provides credit enhancement to the SPE using cash collateral accounts and arranges for third parties to provide credit enhancements to the SPE through letters of credit. CIBC retains some risk of loss with respect to the receivables held by the SPE to the extent of its retained interests. CIBC's credit card securitizations are revolving securitizations, with new credit card receivables transferred to the SPE each period to replenish receivable amounts as they are repaid. As at October 31, 2002, outstanding securitized credit card receivables were $2.4 billion, while retained interests amounted to $43 million.

      CIBC securitizes certain residential mortgage loans through the creation of mortgage-backed securities and transfers to SPEs. CIBC continues to service securitized residential mortgage loans and may be exposed to risks of the transferred loans through retained interests. There are no expected credit losses on the retained interests of securitized residential mortgages as they are government guaranteed. As at October 31, 2002, outstanding securitized residential mortgage loans were $3.2 billion and retained interests amounted to $106 million.

      CIBC securitizes commercial mortgages and other business loans, which in addition to providing a source of liquidity and less expensive funding, may reduce CIBC's credit exposure. As at October 31, 2002, outstanding securitized commercial mortgage and business loans were $0.5 billion and retained interests amounted to $21 million.

Securitization of third-party assets

CIBC administers several SPEs that purchase pools of third-party financial assets, such as trade receivables, credit cards and mortgages. CIBC has no ownership interest in these SPEs. Third parties that transfer assets to the SPEs may continue to service the assets, and may be exposed to credit losses realized on these assets through provision of collateral or other retained interests. The SPEs may obtain credit enhancement, if any, from third-party providers. CIBC may provide commercial paper back-stop liquidity facilities, securities distribution, accounting, cash management and operations services. All fees earned in respect of these activities are on a market basis.

Other financial transactions involving SPEs

CIBC provides a wide range of financial products, including mutual funds, structured notes and other financial instruments for institutional and private bank clients, including SPEs as counterparties, as well as retail customers. These financial products are created, from time to time, using an SPE as issuer or obligor of the financial products. CIBC may provide certain administrative services and other financial facilities to the SPEs in exchange for market-rate compensation. In all cases, CIBC would have nominal or no ownership interest in such SPEs.

--------------------------------------------------------------------------------
MANAGEMENT OF OPERATIONAL RISK

Operational risk is inherent in all of CIBC's activities and is the potential loss that could arise from failures in internal controls, which include people, processes and systems. The resulting losses may be financial or non-financial. Operational risk excludes potential losses that are directly attributable to either credit or market risk.

      CIBC's framework for the management of operational risk comprises measurement, monitoring and control policies and standards that are designed to promote a strong internal control structure within all levels of CIBC.

Infrastructure

Under CIBC's integrated internal control framework, businesses have responsibility for the day-to-day management of operational risks. TBRM is responsible for measuring, monitoring and controlling operational risk on a CIBC-wide basis and also ensures that businesses are managing operational risk in compliance with policies and standards that were approved by the OAC. CIBC's infrastructure groups, such as the departments in TBRM, Legal and Compliance, Technology and Operations, Finance, and Human

--------------------------------------------------------------------------------

                                       65
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Resources support the businesses in this regard. These groups establish other internal control-related policies and standards, provide consultative and advisory services, and perform governance activities. These include a comprehensive self-assessment process encompassing monitoring of the effectiveness of controls and reporting back to the board, the Audit Committee, the SET and the OAC. CIBC's independent Internal Audit function plays an important role in the governance process through regular reporting to the Audit Committee, the SET and the OAC on the effectiveness of, and adherence to, internal control policies and standards.

      As previously discussed, the OAC directs the management of operational risk and oversees the effectiveness of the CIBC internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the board and the Audit Committee for maintaining a strong and disciplined internal control environment that provides reasonable assurance of prudent operational risk management and an effective internal control structure.

Policies and standards

CIBC has a comprehensive set of policies and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure across CIBC. These policies and standards were formally approved by the OAC during 2002 and form the basis for operational risk reporting by TBRM to the Audit Committee and the OAC. Operational risks driven by people are mitigated through human resource policies and practices, including employee training and development, comprehensive recruiting and screening programs and selection criteria, as well as formal compliance and ethical codes of conduct and corporate security programs. Operational risks driven by processes are mitigated through procedural controls, such as requirements for clear delegation of authority and accountability, as well as segregation of incompatible duties, documentation of policies and standards, safeguarding and record-keeping controls and the provision of timely, accurate and complete management information for measurement, monitoring and control purposes. Operational risks driven by systems are managed through controls over systems development and change management, as well as through information security programs and system access controls. As a result, people, processes and systems are managed so that operational risk is controlled at acceptable levels, given CIBC's strategy and the environment in which it operates.

      While operational risk can be minimized through a sound internal control structure, it is inherent in CIBC's businesses and, therefore, can never be fully eliminated. In the event that an operational risk materializes into a loss, CIBC will seek to cover the loss through earnings, capital and, for certain types of losses, insurance. Furthermore, the risks of catastrophic loss are covered through risk avoidance or control programs that reduce the probability or potential severity of such losses to within acceptable corporate parameters. For example, CIBC maintains a comprehensive corporate insurance program to protect its earnings from potential unexpected high-severity losses arising from criminal activity, property loss or damage, and liability exposures.

      CIBC also has in place a global business continuity management program to ensure that its key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major unexpected disaster affecting CIBC's operations. The business continuity plan is regularly updated and was thoroughly tested in each of Canada, the U.K. and the U.S. in September, October and November 2002, respectively, during comprehensive simulation exercises. CIBC's insurance, business continuity management and other related programs are overseen by TBRM.

Measurement, monitoring and control

CIBC has developed and continues to enhance an operational risk measurement methodology with a desire to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach, effective November 1, 2006, in respect of the BIS Capital Accord proposals. This measurement methodology uses historical loss information, where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (or combined expected losses) are used to determine the operational risk component of economic capital. In line with the BIS proposals, CIBC's operational risk measurement methodology attributes operational risk capital to expected losses arising from the following event types:

o     Legal liability (in regard to third parties, clients and employees)

o     Client restitution

o     Regulatory, compliance and taxation violations

o     Loss or damage to assets

o     Transaction processing errors

o     Theft, fraud and unauthorized activities

--------------------------------------------------------------------------------
MANAGEMENT OF REGULATORY CAPITAL

Capital strength

Capital strength is important to protect CIBC's depositors and creditors from risks inherent in CIBC's various businesses, to enable CIBC to take advantage of attractive business opportunities, and to maintain a favourable credit standing.

Infrastructure

TBRM is responsible for ensuring that CIBC remains strongly capitalized and for managing capital in CIBC's legal entities, as well as the consolidated bank. This includes managing the issuance and purchase of common shares, as well as the issuance, purchase, redemption or conversion of preferred shares and subordinated indebtedness, in order that CIBC's capital is structured in the most effective manner.

Policies and standards

The Board of Directors approves CIBC's capital management policies and capital plan on an annual basis. These policies set CIBC's capital levels to meet or exceed regulatory requirements specified in guidelines issued by OSFI, market expectations for capital strength and internal assessments of economic capital. Internal assessments, which are determined using risk measurement techniques, are outlined as part of the "Management of Risk and Balance Sheet Resources" section.

Management of capital resources

CIBC manages its capital level and capital mix within its policy framework to optimize shareholder value. Consistent with these policies, CIBC repurchases common shares, redeems expensive preferred shares and issues new ones at lower cost, and reduces its levels of less important debenture

--------------------------------------------------------------------------------

                                       66
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

capital, while still maintaining regulatory capital ratios in excess of targets stipulated by the OSFI.

      In the past three years, CIBC has repurchased a total of 49.1 million common shares for aggregate consideration of $2,252 million. Net new issues of preferred shares totalled $1,200 million during the same period. Some of the new preferred shares replaced expensive existing issues which were redeemed early, while others replaced some of the repurchased common shares. The cumulative effect of these activities has been to increase the proportion of less costly preferred shares in CIBC's Tier 1 capital.

      CIBC has reduced its debenture capital over the past three years through a combination of maturities, early redemptions, exchanges for an equivalent amount of senior debt, and market repurchases. Total debenture reductions during this period amounted to approximately $1,250 million.

      These capital management tools remain available to CIBC, and domestic and international markets are regularly monitored for attractive opportunities to implement capital initiatives. Moreover, CIBC's capital needs are continually re-evaluated on the basis of changing business and market circumstances.

Measurement, monitoring and control

Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. These requirements are explained in Note 20 to the consolidated financial statements.

      The components of CIBC's regulatory capital are shown in the accompanying table. Tier 1 capital decreased by $712 million during 2002, reflecting the impact of common share repurchases, increased goodwill, restructuring charges and credit losses, partly offset by the issue of $800 million in preferred shares. Tier 2 capital decreased by $104 million from 2001, which in part reflects the redemption of debenture issues. Deductions from total capital increased by $488 million, primarily due to the restructuring of CIBC's Caribbean retail, corporate and international banking operations.

      In April 2002, CIBC issued $400 million of non-cumulative Class A Preferred Shares Series 25. A portion of the proceeds of these preferred shares, while structurally qualifying as Tier 1 capital, is temporarily reported as Tier 2 capital because CIBC's total Tier 1 qualifying preferred shares exceed the limit of 25% of net Tier 1 capital prescribed by OSFI.

      As at October 31, 2002, CIBC's Tier 1 ratio was 8.7% and the total capital ratio was 11.3%. These ratios are in excess of OSFI's target Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented on page 5 are established on the basis of a number of factors, including CIBC's standing among its peers, and the expectations of rating agencies and investors. Financial institutions must also meet a leverage ratio (or assets-to-capital multiple) test. CIBC's leverage ratio was 18.3 times capital, within the bank's permitted maximum of 23 times capital.

REGULATORY CAPITAL AND CAPITAL RATIOS

$ millions, as at October 31                       2002        2001        2000
--------------------------------------------------------------------------------
Tier 1 capital
      Common shares                            $  2,842    $  2,827    $  2,868
      Contributed surplus                            26          --          --
      Retained earnings                           6,377       6,774       6,625
      Non-cumulative preferred shares             2,759       2,299       1,876
      Non-controlling interests in
         subsidiaries                               111         249         248
      Goodwill                                   (1,078)       (400)       (110)
--------------------------------------------------------------------------------
                                                 11,037      11,749      11,507
--------------------------------------------------------------------------------
Tier 2 capital
      Perpetual debentures                          594         638         614
      Preferred shares - other                      329          --          --
      Other debentures (net
         of amortization)                         2,900       3,259       3,672
      General allowance for credit losses(1)      1,107       1,137         997
--------------------------------------------------------------------------------
                                                  4,930       5,034       5,283
--------------------------------------------------------------------------------
Total Tier 1 and Tier 2 capital                  15,967      16,783      16,790
Securitization-related deductions                  (174)       (396)       (308)
Investments in unconsolidated
   subsidiaries and other
   substantial investments                       (1,497)       (787)       (428)
--------------------------------------------------------------------------------
Total capital available for regulatory
purposes                                       $ 14,296    $ 15,600    $ 16,054
================================================================================
Total risk-weighted assets                     $126,535    $129,938    $132,893
================================================================================
Regulatory capital ratios
      Tier 1 capital                                8.7%        9.0%        8.7%
      Total capital                                11.3%       12.0%       12.1%
================================================================================
Leverage ratio                                     18.3x       17.7x       16.3x
================================================================================

(1) The maximum amount of general allowances for credit losses eligible for inclusion in Tier 2 capital was increased to 0.875% of risk-weighted assets effective October 31, 2001.

--------------------------------------------------------------------------------

                                       67
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

RISK-WEIGHTED ASSETS

Risk-weighted assets are calculated in accordance with guidelines issued by OSFI, as explained in Note 20 to the consolidated financial statements.

      As shown in the table below, CIBC's risk-weighted assets were $126.5 billion as at October 31, 2002.

Changes in regulatory capital requirements

In 1999, the BIS launched a major review of the capital requirements as a result of many changes that have taken place in the financial marketplace. This review will address more sophisticated techniques for measuring credit risk and will introduce a capital charge for operational risk. For a description of CIBC's initiatives regarding BIS requirements for operational risk, see the "Management of operational risk" section. The expected implementation date for the new BIS requirements is November 1, 2006.

-----------------------------------------------------------------------------------------------------------
RISK-WEIGHTED ASSETS
                                                                                  Risk-weighted amounts
                                                                      2002   ------------------------------
$ millions, as at October 31                                        Amount       2002       2001       2000
-----------------------------------------------------------------------------------------------------------
On-balance sheet assets
   Cash resources                                               $    9,512   $  1,027   $  1,685   $  1,550
   Securities issued or guaranteed by Canada, provinces,
      municipalities, OECD banks and governments                    38,994        426        810        313
   Other securities                                                 26,298      5,049      4,433      4,776
   Loans to or guaranteed by Canada, provinces, territories,
      municipalities, OECD banks and governments                     5,709        504        327        416
   Mortgage loans                                                   70,407     22,570     19,501     16,699
   Other loans                                                      76,973     61,397     63,997     63,785
   Acceptances                                                       6,848      5,557      7,485      8,935
   Other assets                                                     38,552      7,832      7,463      6,217
-----------------------------------------------------------------------------------------------------------
Total on-balance sheet assets                                   $  273,293   $104,362   $105,701   $102,691
===========================================================================================================
Off-balance sheet instruments
Credit-related arrangements
   Lines of credit                                              $   97,992   $  7,601   $  9,121   $ 11,640
   Guarantees and letters of credit                                  9,226      4,758      4,620      5,664
   Securities lent                                                  17,510        133        242        354
   Other                                                               367        367        310        293
-----------------------------------------------------------------------------------------------------------
                                                                   125,095     12,859     14,293     17,951
Derivatives                                                      1,314,021      5,476      6,072      5,583
-----------------------------------------------------------------------------------------------------------
Total off-balance sheet instruments                             $1,439,116   $ 18,335   $ 20,365   $ 23,534
-----------------------------------------------------------------------------------------------------------
Total risk-weighted assets before adjustments for market risk                $122,697   $126,066   $126,225
Add: Market risk for trading activity(1)                                        3,838      3,872      6,668
-----------------------------------------------------------------------------------------------------------
Total risk-weighted assets                                                   $126,535   $129,938   $132,893
===========================================================================================================

(1) Under the BIS 1998 Capital Accord, effective January 1998, trading assets are subject to market risk calculations.

--------------------------------------------------------------------------------

                                       68
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
Business Environment
--------------------------------------------------------------------------------

ECONOMIC

Over the past year, the North American economy experienced an uneven recovery from the 2001 recession. Financial markets have continued to wrestle with the prior year's lingering damage to investor confidence, corporate profits and balance sheets, and significant uncertainties remain about the durability of the emerging recovery.

      In the U.S., spurred on by last year's aggressive combination of income tax and interest rate cuts, consumer spending allowed GDP to return to positive growth, beginning in the fourth quarter of 2001.

      To date, however, the U.S. economy has failed to gather sufficient, sustained momentum to see a return to health in corporate hiring. The missing ingredient in the recovery has been business capital spending, which continued to decline through the first half of 2002.

      Canada's economy has fared better, enjoying vigorous job creation in 2002. The gap with the U.S. was, in part, owing to a reduced weighting in technology industries and a greater weight in energy and automotive products. Growth in housing and consumer spending supported CIBC's retail businesses. As a result of Canada's lighter 2001 downturn and superior 2002 recovery, the Bank of Canada took steps to reduce monetary stimulus, raising overnight interest rates by 75 basis points over the period April to July 2002.

      Longer-term Canadian interest rates, however, did not rise in step, as through September, investors continued to shift out of stocks into government bonds, responding to a series of earnings disappointments. The scale of the equity correction also reflected the high valuations reached during the late 1990s boom, a reduction in longer-term growth expectations for technology, and accounting scandals that undermined investor confidence. Global uncertainties, including threats of terrorism or war in the Middle East, also hurt equity performance. The equity downturn had an adverse impact on related businesses of CIBC Wealth Management and CIBC World Markets, and led to write-downs in the merchant banking portfolio.

      Corporate debt markets experienced a rise in both downward ratings adjustments and defaults, particularly in the highly leveraged telecommunications sector. As a result, the interest rate spread between corporate bonds and government issues widened markedly. The deterioration in credit quality had an adverse impact on CIBC's provisions for credit losses.

Stock Price Index
TSX 300 & Dow Jones 30

[THE FOLLOWING DATA WAS REPRESENTED AS A LINE CHART IN THE PRINTED MATERIAL]

                            TSX 300                    Dow Jones 30                     S&P 500
Jan-00                       8481.11                      10940.53                       1394.46
Feb-00                       9128.99                      10128.31                       1366.42
Mar-00                       9462.39                      10921.92                       1498.58
Apr-00                       9347.61                      10733.91                       1452.43
May-00                       9251.99                      10522.33                       1420.60
Jun-00                      10195.45                      10447.89                       1454.60
Jul-00                      10406.31                      10521.98                       1430.83
Aug-00                      11247.91                      11215.10                       1517.68
Sep-00                      10377.92                      10650.92                       1436.51
Oct-00                       9639.57                      10971.14                       1429.40
Nov-00                       8819.92                      10414.49                       1314.95
Dec-00                       8933.68                      10786.85                       1320.28
Jan-01                       9321.87                      10887.36                       1366.01
Feb-01                       8078.72                      10495.28                       1239.94
Mar-01                       7608.00                       9878.78                       1160.33
Apr-01                       7946.63                      10734.97                       1249.46
May-01                       8161.87                      10911.94                       1255.82
Jun-01                       7736.35                      10502.40                       1224.42
Jul-01                       7689.69                      10522.81                       1211.23
Aug-01                       7399.22                       9949.75                       1133.58
Sep-01                       6838.56                       8847.56                       1040.94
Oct-01                       6885.70                       9075.14                       1059.78
Nov-01                       7425.65                       9851.56                       1139.45
Dec-01                       7688.41                      10021.50                       1148.08
Jan-02                       7648.49                       9920.00                       1130.20
Feb-02                       7637.50                      10106.13                       1106.73
Mar-02                       7851.47                      10403.94                       1147.39
Apr-02                       7663.39                       9946.22                       1076.92
May-02                       7656.13                       9925.25                       1067.14
Jun-02                       7145.61                       9243.26                        989.82
Jul-02                       6605.42                       8736.59                        911.62
Aug-02                       6611.95                       8663.50                        916.07
Sep-02                       6180.42                       7591.93                        815.28
Oct-02                       6248.79                       8397.03                        885.76

Mortgage Rates and existing home sales

[THE FOLLOWING DATA WAS REPRESENTED AS A LINE CHART IN THE PRINTED MATERIAL]

                                                     Mortgage
                          Canada                     rates
                          Existing Home Sales(1)     (one year)
                          Units                      (%)

       Nov-00                   28925                    7.90
       Dec-00                   26039                    7.70
       Jan-01                   28572                    7.40
       Feb-01                   29114                    7.20
       Mar-01                   29094                    6.70
       Apr-01                   29553                    6.80
       May-01                   31587                    6.70
       Jun-01                   31633                    6.70
       Jul-01                   31267                    6.45
       Aug-01                   32807                    6.20
       Sep-01                   30837                    5.45
       Oct-01                   32773                    4.90
       Nov-01                   35460                    4.60
       Dec-01                   37759                    4.60
       Jan-02                   41732                    4.55
       Feb-02                   38864                    4.55
       Mar-02                   35508                    5.30
       Apr-02                   36736                    5.40
       May-02                   34097                    5.55
       Jun-02                   32156                    5.55
       Jul-02                   32431                    5.35
       Aug-02                   33489                    5.35
       Sep-02                   34949                    5.30
       Oct-02                   36041                    5.30

Outlook

Canadian economic growth is expected to ease to a more moderate pace in 2003. A weaker U.S. export market, falling global commodity prices, and the completion of a domestic inventory buildup will all contribute to a slowdown in GDP growth next year. Economic growth is expected to slow down to below 3% over the first half of 2003, with growth gradually accelerating over the latter half of next year.

      Consumer price index inflation has increased significantly due to the distortions caused by the events of September 11 and falling oil prices last year. However, inflation is expected to fall off markedly thereafter, and should be running at no more than 2% by the end of next year.

      U.S. economic prospects look somewhat less favourable, given the lack of consumer spending support from job creation and excess capacity in manufacturing and office space. While next year's U.S. GDP growth is expected to closely track this year's estimated 2 1/2% advance, the U.S. jobless rate is expected to increase further next year.

      Due to continuing difficulties in North American equity markets and slow growth in the U.S. economy, the Federal Reserve Board cut interest rates half a point in early November 2002, with further cuts still possible in early 2003. While the Treasury yield curve is likely to remain extraordinarily steep, long-term interest rates are nevertheless expected to decline further.

      Stronger economic growth in Canada, as well as somewhat different monetary policy objectives at the Bank of Canada, stand in the way of Canadian short-term interest rates following U.S. rates down.

      The wider gap between Canadian and U.S. interest rates should be supportive for a gradual appreciation of the Canadian dollar, particularly once geopolitical uncertainties pass.


Index of consumer confidence(2)(3)

[THE FOLLOWING DATA WAS REPRESENTED AS A LINE CHART IN THE PRINTED MATERIAL]

                   (Calendar quarter)

                          Q1 2000          116.2832
                          Q2 2000           118.925
                          Q3 2000          119.2013
                          Q4 2000          109.4623
                          Q1 2001          109.3816
                          Q2 2001             113.1
                          Q3 2001               108
                          Q4 2001               111
                          Q1 2002             126.7
                          Q2 2002             128.4
                          Q3 2002             123.7

(1) Source: The Canadian Real Estate Association

(2) Based on data available at completion of annual report.

(3) Source: The Conference Board of Canada

--------------------------------------------------------------------------------

                                       69
                             CIBC ANNUAL REPORT 2002

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
REGULATORY

CIBC is subject to complex and changing legal and regulatory environments in Canada and other jurisdictions. The principal regulators include the federal, provincial and territorial governments in Canada and the governments of the U.S. and other countries where CIBC conducts business. Securities regulators such as the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (SEC); stock exchanges such as the Toronto and the New York stock exchanges; and other self-regulatory organizations also regulate CIBC's activities.

      During the last year, there have been many Canadian and U.S. developments affecting corporate governance, corporate accountability and corporate disclosure. Numerous reports, proposals, guidelines and new laws have been announced by the Canadian and U.S. securities regulatory authorities, self-regulatory organizations, accounting organizations and committees comprising industry specialists.

      One of the most significant developments affecting CIBC is the U.S. Sarbanes-Oxley Act signed into law on July 30, 2002. The Act revises many U.S. securities laws governing director and officer responsibilities and corporate disclosure, and increases penalties for violations of securities laws. Many provisions of the Act apply to CIBC as a non-U.S. public company with securities listed on a U.S. exchange. The internal controls, processes and policies established by CIBC's management and the Board of Directors facilitate CIBC's compliance, and are assessed, reviewed and enhanced on an ongoing basis in light of operating, risk management, and regulatory requirements.

      In Canada, CIBC has long been subject to the bylaws of the Canada Deposit Insurance Corporation (CDIC) that require adherence to standards of sound business and financial practices intended to ensure that member institutions are prudently managed. CIBC has a detailed management self-assessment process to evaluate adherence to these standards. CIBC makes an annual attestation to CDIC signed by the Chairman and Chief Executive Officer and by the Chief Administrative Officer. A supporting resolution of the board is also provided to CDIC. The frequency of reports to CDIC depends on the annual rating received by CIBC under the CDIC Differential Premiums Bylaw.

      The Government of Canada passed into law major amendments to the legislation affecting federally regulated financial institutions in October 2001. These amendments also affected certain regulatory agencies, the payments system and the deposit insurance system. Under the amended laws, the Financial Consumer Agency of Canada was created to ensure compliance with consumer provisions of federal financial legislation, as well as to monitor industry self-regulatory codes, promote consumer awareness and respond to consumer enquiries. Regulations have been written on many areas of this new law and it is expected that additional regulations will be issued. On October 24, 2002, the Deputy Prime Minister and Finance Minister, and the Secretary of State (International Financial Institutions) requested that the chairs of the House of Commons Standing Committee on Finance and the Standing Senate Committee on Banking, Trade and Commerce provide the government with the committees' views on the "major considerations that should apply in determining the public interest" with respect to bank merger reviews.

      Legislative changes in other countries, as well as their examination, regulatory and supervisory practices and decisions, also exert considerable influence over CIBC.

      Comprehensive controls, policies and procedures are in place to facilitate compliance with applicable laws and regulations by CIBC and its subsidiaries, their directors, management and employees. Management is responsible for ongoing compliance with such laws and regulations, and CIBC's Compliance and Internal Audit functions each have a mandate to assess and report on the performance of management in discharging its governance responsibilities.

--------------------------------------------------------------------------------
RELATED-PARTY PROCEDURES

The Bank Act contains related-party rules and other self-dealing provisions. Generally, these rules are designed to prevent related parties from misusing their position for personal benefit, potentially putting a bank at risk from such transactions.

      CIBC's senior management has established written procedures to identify related parties and to maintain a list of related parties. CIBC's related parties include directors, certain senior officers, their spouses, minor children and entities controlled by any of these parties.

      CIBC's related-party procedures were initially reviewed by CIBC's Risk Management and Conduct Review Committee (renamed the Risk Management Committee in June 2002) of the board. In June 2002, the Audit Committee assumed the responsibility of reviewing related-party transactions. The procedures set out how related-party transactions are approved and monitored, and where required, reported to the Audit Committee for review.

--------------------------------------------------------------------------------
ACCOUNTING AND REPORTING DEVELOPMENTS

Compliance with U.S. generally accepted accounting principles

As a Canadian company, CIBC's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

      Effective November 13, 1997, CIBC was listed on the New York Stock Exchange. Accordingly, CIBC's financial statements include additional note disclosure in accordance with U.S. GAAP. To a large extent, Canadian and U.S. GAAP are consistent. However, in those instances where Canadian and U.S. GAAP are not consistent, Canadian GAAP prevails. Material differences are explained and quantified in Note 28 to the consolidated financial statements.

Future accounting policy changes

The impact of recently issued Canadian accounting standards to be implemented in the future is explained in Note 29 to the consolidated financial statements. The impact of recently issued U.S. accounting standards to be implemented in the future is explained in Note 28 to the consolidated financial statements.

--------------------------------------------------------------------------------

                                       70
                             CIBC ANNUAL REPORT 2002

--------------------------------------------------------------------------------
Consolidated Financial Results
================================================================================

================================================================================

               CONTENTS
        ------------------------------------------------------------------------
        72     Financial Reporting Responsibility of Management
        73     Auditors' Reports to Shareholders
        74     Consolidated Balance Sheets
        75     Consolidated Statements of Income
        76     Consolidated Statements of Changes in Shareholders' Equity
        77     Consolidated Statements of Cash Flows
        78     Notes to the Consolidated Financial Statements
       119     Principal Subsidiaries
       120     Supplementary Annual Financial Information
       127     Quarterly Review
       128     Ten-Year Statistical Review

================================================================================

                         CONSOLIDATED FINANCIAL RESULTS

--------------------------------------------------------------------------------
Financial Reporting Responsibility of Management
--------------------------------------------------------------------------------

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions, Canada
(OSFI) and, of necessity, contain items that reflect the best estimates and judgments of management. All financial information appearing throughout the Annual Report is consistent with that in the consolidated financial statements.

      In meeting its responsibility for the reliability and integrity of the consolidated financial statements, management has developed, and maintains, a comprehensive system of internal controls designed to ensure that transactions are properly authorized, assets are safeguarded and financial records are reliable. The system focuses on the need for the employment and training of qualified and professional staff, effective communication between management and staff, and management guidelines and policies. The system also includes policies on corporate conduct and a management organization philosophy that reflects accountability within delineated areas of responsibility. The system of internal controls is reviewed by the Audit Committee of the Board of Directors of CIBC.

      The Chief Auditor and his staff review and report on CIBC's internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. Systems and procedures to ensure employee compliance with conflict of interest rules and with securities legislation are monitored by the Compliance Officer. The Chief Auditor and the Compliance Officer have full and independent access to the Audit Committee.

      The Audit Committee is composed of directors who are not officers or employees of CIBC. CIBC's interim and annual consolidated financial statements and management discussion and analysis are discussed and reviewed by the Audit Committee with management and the shareholders' auditors before such financial information is approved by the Board of Directors.

      In addition, the Audit Committee has the duty to review investments and transactions that could adversely affect the well-being of CIBC; to review financial reports requiring board approval prior to submission to securities commissions or other regulatory authorities; to review key management estimates and judgments underlying financial statements; and to approve the shareholders' auditors' fees.

      Deloitte & Touche LLP and PricewaterhouseCoopers LLP, the shareholders' auditors, obtain an understanding of CIBC's internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express an opinion in their report that follows. The shareholders' auditors have full and independent access to the Audit Committee to discuss their audit and related matters. Arthur Andersen LLP, one of the shareholders' auditors for 2001 and 2000, is no longer able to provide assurance on the financial statements for those years. PricewaterhouseCoopers LLP has reissued its opinion on the 2001 and 2000 consolidated financial statements.

J.S. HUNKIN                       T.D. WOODS
Chairman and                      Chief Financial Officer
Chief Executive Officer           November 27, 2002

--------------------------------------------------------------------------------

                                       72
                             CIBC ANNUAL REPORT 2002

                         CONSOLIDATED FINANCIAL RESULTS

--------------------------------------------------------------------------------
Auditors' Reports to Shareholders
--------------------------------------------------------------------------------

We have audited the consolidated balance sheet of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2002 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of CIBC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions, Canada.

      The consolidated financial statements of CIBC as at October 31, 2001 and for the two-year period then ended were audited by PricewaterhouseCoopers LLP, who expressed an opinion without reservation on those statements in their report dated November 27, 2002.

DELOITTE & TOUCHE LLP
PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Canada
November 27, 2002

We have audited the consolidated balance sheet of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2001 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of CIBC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2001 and the results of its operations and its cash flows for each of the years in the two-year period then ended in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions, Canada.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Canada
November 27, 2002

--------------------------------------------------------------------------------

                                       73
                             CIBC ANNUAL REPORT 2002

                        CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Consolidated Financial Statements
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
$ millions, as at October 31                                                      2002         2001(1)
---------------------------------------------------------------------------------------------------
ASSETS
Cash resources
Cash and non-interest-bearing deposits with banks                            $   1,300    $   1,528
Interest-bearing deposits with banks                                             8,212        9,822
---------------------------------------------------------------------------------------------------
                                                                                 9,512       11,350
---------------------------------------------------------------------------------------------------
Securities (Note 3)
Securities held for investment                                                  20,583       22,849
Securities held for trading                                                     44,628       51,798
Loan substitute securities                                                          81          147
---------------------------------------------------------------------------------------------------
                                                                                65,292       74,794
---------------------------------------------------------------------------------------------------
Loans (Note 4)
Residential mortgages                                                           66,612       58,751
Personal and credit card loans                                                  30,784       28,411
Business and government loans                                                   41,961       46,693
Securities borrowed or purchased under resale agreements                        16,020       24,079
Allowance for credit losses                                                     (2,288)      (2,294)
---------------------------------------------------------------------------------------------------
                                                                               153,089      155,640
---------------------------------------------------------------------------------------------------
Other
Derivative instruments market valuation (Note 22)                               24,717       25,723
Customers' liability under acceptances                                           6,848        8,100
Land, buildings and equipment (Note 6)                                           2,247        1,769
Goodwill (Note 7)                                                                1,078          400
Other intangible assets (Note 7)                                                   297          228
Other assets (Note 8)                                                           10,213        9,470
---------------------------------------------------------------------------------------------------
                                                                                45,400       45,690
---------------------------------------------------------------------------------------------------
                                                                             $ 273,293    $ 287,474
===================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (Note 9)
Individuals                                                                  $  67,975    $  66,826
Businesses and governments                                                     117,986      114,270
Banks                                                                           10,669       13,256
---------------------------------------------------------------------------------------------------
                                                                               196,630      194,352
---------------------------------------------------------------------------------------------------
Other
Derivative instruments market valuation (Note 22)                               24,794       26,395
Acceptances                                                                      6,878        8,100
Obligations related to securities sold short                                     8,436       11,213
Obligations related to securities lent or sold under repurchase agreements       9,615       21,403
Other liabilities (Note 10)                                                     10,980       10,112
---------------------------------------------------------------------------------------------------
                                                                                60,703       77,223
---------------------------------------------------------------------------------------------------
Subordinated indebtedness (Note 11)                                              3,627        3,999
---------------------------------------------------------------------------------------------------
Shareholders' equity
Preferred shares (Note 13)                                                       3,088        2,299
Common shares (Note 13)                                                          2,842        2,827
Contributed surplus                                                                 26           --
Retained earnings                                                                6,377        6,774
---------------------------------------------------------------------------------------------------
                                                                                12,333       11,900
---------------------------------------------------------------------------------------------------
                                                                             $ 273,293    $ 287,474
===================================================================================================

(1) Certain comparative figures have been reclassified to conform with the presentation used in 2002.

The accompanying notes are an integral part of the consolidated financial statements.

J.S. HUNKIN                                            I.E.H. DUVAR
Chairman and Chief Executive Officer                   Director

--------------------------------------------------------------------------------

                                       74
                             CIBC ANNUAL REPORT 2002

                        CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
$ millions, for the years ended October 31                     2002        2001       2000
------------------------------------------------------------------------------------------
Interest income
Loans                                                      $  8,552    $ 10,818   $ 11,467
Securities                                                    2,750       3,530      3,297
Deposits with banks                                             222         426        563
------------------------------------------------------------------------------------------
                                                             11,524      14,774     15,327
------------------------------------------------------------------------------------------
Interest expense
Deposits and other liabilities                                5,794       9,925     10,728
Subordinated indebtedness                                       220         300        317
------------------------------------------------------------------------------------------
                                                              6,014      10,225     11,045
------------------------------------------------------------------------------------------
Net interest income (Note 3)                                  5,510       4,549      4,282
Provision for credit losses (Note 4)                          1,500       1,100      1,220
------------------------------------------------------------------------------------------
                                                              4,010       3,449      3,062
------------------------------------------------------------------------------------------
Non-interest income
Fees for services   Underwriting                                698         614        886
                    Deposit                                     605         521        503
                    Credit                                      410         493        508
                    Card                                        331         363        368
                    Investment management and custodial         486         322        379
                    Mutual funds                                561         351        358
                    Insurance                                   148         100        124
------------------------------------------------------------------------------------------
                                                              3,239       2,764      3,126
Commissions on securities transactions                        1,203       1,089      1,480
Trading activities (Note 3)                                     273       1,343      1,140
Investment securities (losses) gains, net                      (168)        575        970
Income from securitized assets                                  177         223        237
Other                                                           807         619        844
------------------------------------------------------------------------------------------
                                                              5,531       6,613      7,797
------------------------------------------------------------------------------------------
                                                              9,541      10,062     10,859
------------------------------------------------------------------------------------------
Non-interest expenses
Employee compensation and benefits                            4,882       4,732      4,937
Occupancy costs                                                 715         631        634
Computer and office equipment                                   985         834        758
Communications                                                  441         412        371
Advertising and business development                            295         286        273
Professional fees                                               297         327        240
Business and capital taxes                                      114         109        108
Restructuring charge (Note 16)                                  514         207        (31)
Events of September 11, 2001 (Note 17)                           32           7         --
Other                                                           854         681        806
------------------------------------------------------------------------------------------
                                                              9,129       8,226      8,096
------------------------------------------------------------------------------------------
Income before income taxes and non-controlling interests        412       1,836      2,763
Income taxes (Note 18)                                         (279)         92        641
------------------------------------------------------------------------------------------
                                                                691       1,744      2,122
Non-controlling interests in net income of subsidiaries          38          58         62
------------------------------------------------------------------------------------------
Net income                                                 $    653    $  1,686   $  2,060
==========================================================================================
Earnings per share(1) (in dollars) (Note 19) - Basic       $   1.37    $   4.19   $   4.95
                                             - Diluted     $   1.35    $   4.13   $   4.90
Dividends per common share (in dollars) (Note 13)          $   1.60    $   1.44   $   1.29
==========================================================================================

(1) On November 1, 2001, CIBC retroactively adopted the requirements of the Canadian Institute of Chartered Accountants handbook section 3500, "Earnings Per Share." Comparative figures have been restated.

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

                                       75
                             CIBC ANNUAL REPORT 2002

                       CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
$ millions, as at or for the years ended October 31                  2002       2001       2000
-----------------------------------------------------------------------------------------------
Preferred shares (Note 13)
Balance at beginning of year                                      $ 2,299    $ 1,876    $ 1,933
Issue of preferred shares                                             800        400        345
Redemption of preferred shares                                         --         --       (425)
Translation adjustment on foreign currency preferred shares           (11)        23         23
-----------------------------------------------------------------------------------------------
Balance at end of year                                            $ 3,088    $ 2,299    $ 1,876
===============================================================================================
Common shares (Note 13)
Balance at beginning of year                                      $ 2,827    $ 2,868    $ 3,035
Issue of common shares                                                 59         90         34
Purchase of common shares for cancellation                            (44)      (131)      (201)
-----------------------------------------------------------------------------------------------
Balance at end of year                                            $ 2,842    $ 2,827    $ 2,868
===============================================================================================
Contributed surplus
Balance at beginning of year                                      $    --    $    --    $    --
Stock option expense (Note 14)                                         26         --         --
-----------------------------------------------------------------------------------------------
Balance at end of year                                            $    26    $    --    $    --
===============================================================================================
Retained earnings
Balance at beginning of year, as previously reported              $ 6,774    $ 6,625    $ 6,090
Adjustment for change in accounting policies (Notes 14 & 15)          (42)      (140)        --
-----------------------------------------------------------------------------------------------
Balance at beginning of year, as restated                           6,732      6,485      6,090
Net income                                                            653      1,686      2,060
Dividends (Note 13)                                                  (738)      (657)      (629)
Premium on redemption of preferred shares                              --         --        (17)
Premium on purchase of common shares                                 (269)      (736)      (873)
Foreign currency translation adjustment, net of income taxes(1)         2         38          8
Other                                                                  (3)       (42)       (14)
-----------------------------------------------------------------------------------------------
Balance at end of year                                            $ 6,377    $ 6,774    $ 6,625
===============================================================================================

(1) The cumulative balance in the foreign currency translation account is $42 million (2001: $40 million; 2000: $2 million).

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

                                       76
                             CIBC ANNUAL REPORT 2002

                        CONSOLIDATED FINANCIAL STATEMENTS

---------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
$ millions, as at or for the years ended October 31                       2002        2001(1)        2000
---------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities
Net income                                                            $    653    $  1,686       $  2,060
Adjustments to determine net cash flows:
   Provision for credit losses                                           1,500       1,100          1,220
   Amortization of buildings, furniture, equipment and leasehold
     improvements                                                          333         310            313
   Amortization of goodwill                                                 --          24             23
   Amortization of intangible assets                                        32          25             24
   Restructuring charge, net of cash payments                              375         121            (31)
   Future income taxes                                                  (1,141)       (540)          (267)
   Investment securities losses (gains), net                               168        (575)          (970)
   Accrued interest receivable                                              82          63           (332)
   Accrued interest payable                                               (627)       (539)           250
   Net change in securities held for trading                             7,170       1,419         (7,163)
   Gains on disposal of subsidiaries                                      (190)        (22)          (125)
   Gains on disposal of land, buildings and equipment                       (8)        (12)          (199)
   Current income taxes                                                    758        (723)           102
   Insurance proceeds received                                              90           9             --
   Other, net                                                             (294)     (1,044)        (1,163)
---------------------------------------------------------------------------------------------------------
                                                                         8,901       1,302         (6,258)
---------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) financing activities
Deposits, net of withdrawals                                             2,278      14,475         19,591
Obligations related to securities sold short                            (2,777)     (2,779)        (1,571)
Net obligations related to securities lent or sold under repurchase
  agreements                                                           (11,788)      7,204            559
Redemption of subordinated indebtedness                                   (342)       (232)          (175)
Issue of preferred shares                                                  800         400            345
Redemption of preferred shares                                              --          --           (442)
Issue of common shares                                                      59          90             34
Purchase of common shares for cancellation                                (313)       (867)        (1,074)
Dividends                                                                 (738)       (657)          (629)
Other, net                                                                (800)       (131)            81
---------------------------------------------------------------------------------------------------------
                                                                       (13,621)     17,503         16,719
---------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks                                     1,610        (526)         1,329
Loans, net of repayments                                                (8,930)     (9,062)       (10,381)
Proceeds from securitizations                                            1,952       1,306          1,162
Purchase of securities held for investment                             (33,284)    (23,687)       (15,141)
Proceeds on sale of securities held for investment                      35,651      17,527         12,714
Net securities borrowed or purchased under resale agreements             8,059      (3,618)        (1,303)
Net cash paid for acquisitions                                            (626)       (308)            --
Proceeds from disposal of subsidiaries                                      --          54            486
Purchase of land, buildings and equipment                                 (235)       (588)          (378)
Proceeds from disposal of land, buildings and equipment                      7          29            862
---------------------------------------------------------------------------------------------------------
                                                                         4,204     (18,873)       (10,650)
---------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents               (13)         31             13
---------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents during year                     (529)        (37)          (176)
Cash and cash equivalents at beginning of year                           1,487       1,524          1,700
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $    958    $  1,487       $  1,524
=========================================================================================================
Represented by:
Cash and non-interest-bearing deposits with banks                     $  1,300    $  1,528       $  1,383
Cheques and other items in transit, net (Note 10)                         (342)        (41)           141
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $    958    $  1,487       $  1,524
=========================================================================================================
Cash interest paid                                                    $  6,641    $ 10,764       $ 10,795
Cash income taxes paid                                                $    249    $  1,007       $    554
=========================================================================================================

(1) Certain comparative figures have been reclassified to conform with the presentation used in 2002.

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

                                       77
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Canadian Imperial Bank of Commerce
(CIBC) and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions, Canada (OSFI).

      A reconciliation of the impact on assets, liabilities, shareholders' equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 28. Disclosures reflected in these consolidated financial statements substantially comply with those required under U.S. GAAP.

      The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      The following paragraphs describe CIBC's significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of all subsidiaries on a consolidated basis. Inter-company balances and transactions have been eliminated.

      Investments in companies over which CIBC has significant influence are accounted for by the equity method, other than those held in the merchant banking portfolio, and are included in securities held for investment on the consolidated balance sheets. CIBC's share of earnings from these investments is included in interest income.

      Investments in which CIBC exercises joint control are accounted for using the proportionate consolidation method whereby CIBC's share of the assets, liabilities, revenue and expenses of these joint ventures are included in the consolidated financial statements.

Goodwill and other intangible assets

Effective November 1, 2001, CIBC adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 3062, "Goodwill and Other Intangible Assets." Under this section, goodwill, representing the excess of the purchase price over the fair value of the net assets acquired in business combinations, and other intangible assets with an indefinite life are no longer amortized after October 31, 2001, but are reviewed at least annually for impairment and written down for any impairment losses. Intangible assets with a finite life are amortized over their estimated useful lives, generally not exceeding 20 years, on a straight-line basis.

      In 2001, CIBC adopted the requirements of the CICA handbook section 1581, "Business Combinations." Under this section, if certain criteria are met upon the initial adoption of section 3062, reclassifications between goodwill and other intangible assets are required for any business combinations completed before July 1, 2001. The implementation of section 3062 did not have a significant impact on CIBC and no reclassifications were required.

Foreign currency translation

Assets and liabilities arising from foreign currency transactions are translated into Canadian dollars at month-end exchange rates at the dates of the consolidated financial statements, while the associated revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising on the translation are included in the current year consolidated statements of income.

      Assets and liabilities of CIBC's foreign operations are translated into Canadian dollars using month-end exchange rates at balance sheet dates, while the associated revenue and expenses are translated at the average monthly exchange rates in effect. Exchange gains and losses arising from the translation of net investment positions and from the results of hedging these positions net of applicable taxes are reported in retained earnings.

Securities

Securities held for investment comprise debt and equity securities, including investments held in the merchant banking portfolio, originally purchased with the intention of holding to maturity or a pre-determined period of time, which may be sold in response to changes in investment objectives arising from changing market conditions. Equity securities are stated at cost and debt securities at amortized cost, determined on the average cost basis. Realized gains and losses on disposal and write-downs to reflect other than temporary impairments in value are included in investment securities gains in the consolidated statements of income. Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.

      Securities held for trading are purchased for resale within a short period of time and are stated at fair value. Fair value is determined based on market value, or where market prices are not readily available by using quoted market prices for similar securities or other third-party evidence as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading activities in the consolidated statements of income.

      Loan substitute securities are accounted for in the same manner as loans. They represent after-tax financing arrangements, which provide issuers with tax-effective borrowings.

      Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short that are used in trading are included in trading activities in the consolidated statements of income.

      Dividend and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income in the consolidated statements of income.

Loans

Loans are stated net of unearned income and allowance for credit losses.

--------------------------------------------------------------------------------

                                       78
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Impaired loans

A loan is classified as impaired when, in the opinion of management, there no longer is reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management's assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

      Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.

      Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

      When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan's carrying value for the purpose of determining the loan's estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered or any specific allowance has been reversed and it is determined that the loan principal is fully collectible in accordance with the original contractual terms of the loan.

Loan fees and origination costs

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees and deferred as unearned income. Fees received for commitments which are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan retained by CIBC is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.

Securitizations

CIBC periodically sells groups of loans or receivables to special purpose entities (SPEs) that issue securities to investors - a process referred to as securitization. In 2001, CIBC adopted the CICA Accounting Guideline (AcG) 12, "Transfers of Receivables," for securitizations occurring on or after April 1, 2001. This guideline redefined the criteria that must be met in order for a securitization to be recognized as a sale. The impact of this change in accounting policy was not significant to CIBC.

      Under AcG 12, securitizations are accounted for as sales when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets. When such sales occur, CIBC may retain interest-only strips, one or more subordinated tranches, and in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets. Securitizations taking place, or committed to, before April 1, 2001, were accounted for as sales if, among other criteria, the transactions transferred the significant risks and rewards of ownership from CIBC to the SPEs.

      Gains or losses on transfers accounted for as sales under AcG 12 depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair values. However, as market prices are generally not available for retained interests, CIBC estimates fair value based on the present value of expected future cash flows. This may require management to estimate credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.

      The gains or losses on securitizations are calculated as the excess or shortfall of consideration over the pro-rata share of the original carrying amounts attributed to the assets sold. Gains and losses on these transactions are included in other non-interest income in the consolidated statements of income. Retained interests in securitized assets are classified as securities held for investment on the consolidated balance sheets and stated at their pro-rata share of the original carrying amounts. Retained interests are reviewed each reporting period for impairment.

      Securitization affects the components of income reported in the consolidated statements of income. Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income.

Allowance for credit losses

Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in CIBC's portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions and credit derivatives. Impaired loans are carried at their estimated realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the market price of the loan. Any changes in the estimated realizable amounts over time are reported as a charge or credit to the allowance for credit losses. The allowance for credit losses consists of specific and general components.

      Management conducts ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establishes specific allowances when impaired loans are identified. Residential mortgage and personal and credit card loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances outstanding.

      The general allowance is provided for losses which management estimates are in the portfolio at the balance sheet date, and which relate to loans not yet specifically identified as impaired and not yet captured in the determination of specific allowances.

      The credit portfolios to which the general allowance applies include business loans and acceptances, off-balance sheet credit instruments, such as credit commitments and letters of credit, and consumer loans. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken to provide for these.

      The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels, and the estimated time period for losses that are present but yet to be specifically

--------------------------------------------------------------------------------

                                       79
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

identified, adjusting for management's view of the current and ongoing economic and portfolio trends.

      Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects CIBC's historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on CIBC's experience over past years. For consumer loan portfolios, expected losses are based on CIBC's historical flow and loss rates.

      The level of the general allowance is determined by a number of factors, including the portfolios' size, the relative risk profiles of the portfolios, the economic trends, and evidence of credit quality improvements or deterioration. The general allowance requirement is assessed using these criteria. On a regular basis, the parameters that drive the general allowance calculation are updated, based on CIBC's market experience.

Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements

Securities purchased under resale agreements are stated at cost plus accrued interest and are secured loans insofar as they represent a purchase of securities by CIBC effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is included in loan interest income in the consolidated statements of income. Obligations related to securities sold under repurchase agreements are stated at cost plus accrued interest and represent the borrowing equivalent of securities purchased under resale agreements. Interest is reflected in deposits and other liabilities interest expense in the consolidated statements of income.

      Securities borrowed and securities lent are recorded at the amount of cash advanced or received. Securities borrowed consist primarily of government and equity securities. CIBC monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Fees earned or incurred are recorded as interest income or interest expense in the consolidated statements of income.

Derivative instruments

Derivative instruments are contracts that require or provide the opportunity to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts.

      CIBC utilizes derivatives in two broadly defined activities: trading and asset-liability management.

Derivatives held for trading purposes

CIBC's derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, CIBC acts as a derivatives dealer or market maker, and is prepared to transact with clients by quoting bid and offer prices, with the objective of providing a spread to CIBC. CIBC also takes limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

      All financial and commodity derivative instruments entered into for trading purposes, including derivatives used to hedge risks created by assets and liabilities which are marked to market, are stated at fair values. Quoted market prices, when available, are used to determine the fair values of derivatives held for trading. Otherwise, fair values are estimated using pricing models that are based on current market quotations wherever possible. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Realized and unrealized trading gains and losses are included in trading activities in the consolidated statements of income. Derivatives with a positive fair value are reported as assets, while derivatives with a negative fair value are reported as liabilities on the consolidated balance sheets, in both cases as derivative instruments market valuation. Assets and liabilities with the same counterparty are netted only where CIBC has the legal right, as well as the intent, to settle the derivative assets and liabilities on a net basis.

Derivatives held for asset-liability management purposes

CIBC uses derivative financial instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities or to modify interest rate characteristics of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.

      When derivative instruments, primarily interest rate swaps, modify the interest rate characteristics of specific financial assets or liabilities or groups of financial assets and liabilities, these derivative instruments are accounted for using the accrual method. Under this method, interest income or expense on these derivative instruments is accrued for and included in interest income or expense in the consolidated statements of income and reported in other assets or other liabilities on the consolidated balance sheets. This accounting treatment results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statements of income at their modified rates rather than their original contractual interest rates.

      Derivative instruments may also be designated as specific hedges of financial risk exposures of on-balance sheet assets or liabilities, firm commitments and anticipated transactions, or of foreign currency exposures arising from net investments in foreign operations. Designation as a hedge is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instrument are expected to substantially offset the changes in the fair values or cash flows of the hedged items.

      Gains and losses on derivative instruments used to hedge interest rate risk exposures of on-balance sheet assets and liabilities, except for hedges of foreign currency denominated assets and liabilities, are recognized as interest income or expense at the same time as interest income or expense related to the hedged on-balance sheet assets and liabilities.

      Certain liabilities, whose values are determined based on an underlying index or asset, are accounted for on a modified accrual basis. Under this method, the carrying value of the liabilities is adjusted to reflect changes in the value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments are recorded as interest expense in the consolidated statements of income. Derivatives that are used to hedge these liabilities are accounted for on an

--------------------------------------------------------------------------------

                                       80
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

offsetting basis, with adjustments recorded as interest expense in the consolidated statements of income.

      Foreign currency derivative instruments that hedge foreign currency risk exposures from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities on the consolidated balance sheets. Resulting gains and losses are recognized as non-interest income in the consolidated statements of income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as non-interest income. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials at the date of inception on the foreign currency derivative hedge is accrued in interest income or expense in the consolidated statements of income.

      Derivative instruments, primarily credit default swaps, are also used to mitigate credit exposure in the non-trading portfolios. The existence of these derivative instruments is considered in determining the provision for credit losses. Amounts recoverable from credit default swaps are recorded as an increase in the allowance for credit losses. Premiums paid are deferred and amortized to interest income over the term of the instruments.

      Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and amortized over the period that the committed or anticipated transactions occur and are recognized in income. Anticipated transactions can be hedged only when significant characteristics and expected terms of the anticipated transactions are identified, and it is probable that the anticipated transactions will occur. There is no recognition in the consolidated statements of income of unrealized gains or losses on derivatives hedging anticipated transactions until the anticipated transactions occur.

      Premiums paid for options used for hedging purposes are amortized over the life of the contract.

      A hedging relationship is terminated if the hedge ceases to be effective; if the underlying asset, liability or future transaction being hedged is liquidated or terminated and the derivative instrument is still outstanding; or if the derivative instrument is no longer designated as a hedging instrument.

      If the relationship of hedging or modification of interest rate characteristics is terminated, the difference between the fair value of the derivative and its accrued value upon termination is deferred in other assets or other liabilities and amortized into income or expense over the remaining term to maturity of the derivative hedge or the remaining term of the hedged asset or liability, as appropriate.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are presented on a net basis on the balance sheet when this reflects CIBC's expected future cash flows from settling two or more separate financial instruments. A financial asset and a financial liability are offset when CIBC has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Acceptances and customers' liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued third parties by customers of CIBC. CIBC earns a fee for guaranteeing and then making the payment to the third parties. The amounts owed to CIBC its customers in respect of these guaranteed amounts are reflected in assets as customers' liability under acceptances on the consolidated balance sheets.

Land, buildings and equipment

Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization. Amortization is recorded on a straight-line basis as follows:

      Buildings                                      40 years
      Computer equipment                             2 to 7 years
      Office furniture and other equipment           4 to 15 years
      Leasehold improvements                         Over estimated useful life

Gains and losses on disposal are reported in non-interest income in the consolidated statements of income.

Future income taxes

CIBC uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established to reduce future income tax assets to the amount that is more likely than not to be realized.

Post-employment and post-retirement plans

In 2001, CIBC adopted the requirements of the CICA handbook section 3461, "Employee Future Benefits." Under section 3461, employee future benefits are defined as pension and other benefits provided after retirement; post-employment benefits provided to former active employees; compensated absences, such as parental leave and sabbaticals; and termination benefits. This section outlines new measurement and disclosure requirements for employee future benefits.

      CIBC is the sponsor of pension plans under which all eligible employees are entitled to benefits based on length of service and salary levels. CIBC also provides certain health care, life insurance and other benefits to eligible pensioners and inactive employees. CIBC has a long-term disability plan to provide benefits to disabled employees.

      Based on management's best estimate assumptions, actuarial valuations of the obligations for pensions, post-retirement and post-employment benefits are made periodically for accounting purposes by an independent actuary.

      The annual expense includes the estimated present value of the cost of future benefits payable in respect of services rendered in the current period; interest on projected obligations net of earnings on plan assets; and the amortization of experience gains and losses. Amortization is charged on a straight-line basis over the expected average remaining service life of the employee groups covered by the plan.

--------------------------------------------------------------------------------

                                       81
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Stock-based compensation

CIBC provides compensation to directors and certain employees in the form of stock options and deferred share-based awards.

      In 2002, CIBC early adopted, effective November 1, 2001, the requirements of the CICA handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments." As encouraged by section 3870, CIBC adopted the fair value-based method to account for stock-based transactions with employees and non-officer members of CIBC's Board of Directors. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by CIBC, together with the amount in contributed surplus, will be credited to common share capital. For options granted prior to November 1, 2001, CIBC continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by CIBC are recorded as common share capital.

      Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). Under section 3870, CIBC's obligations, which arise from changes in the market price of CIBC's common shares, are recorded over the applicable vesting period in compensation expense with a corresponding accrual in other liabilities. If SARs are exercised as purchases of shares, the exercise price together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital. The impact of this change in accounting policy is detailed in Note 14.

      Compensation expense in respect of awards under the Restricted Share Program is recognized in an amount equal to the sum to be transferred to the trust in respect of the current year allocations. Amounts paid under the directors' plans are charged to compensation expense. Obligations relating to deferred share units under the directors' plans change with CIBC's common share price and the change is recognized as a compensation (expense) credit in the period in which the change occurs.

      CIBC's contribution under its Employee Share Purchase Plan is expensed as incurred.

Earnings per share

In 2002, CIBC retroactively adopted, effective November 1, 2001, the requirements of the CICA handbook section 3500, "Earnings Per Share." Under this section, basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.

      Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options outstanding and other dilutive conversions based on the treasury stock method, whereby incremental shares are calculated as if stock options were exercised at the beginning of the period and funds received were used to purchase CIBC`s own stock.

Assets under administration

Assets under administration comprise assets under management, assets securitized and still administered by CIBC, and assets administered by CIBC in the capacity of custodian. Mutual fund assets managed by CIBC on behalf of its clients are considered assets under management. Assets under administration are not the property of CIBC and are not included on the consolidated balance sheets. Investment management and custodial, and mutual fund fees are included in non-interest income as fees for services. Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Accordingly, prepaid fees are deferred and amortized over the contract term. Mutual fund fees are recorded on an accrual basis.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of cash flows comprise cash, deposits with the Bank of Canada, current operating accounts, overnight deposits with banks and, on a net basis, uncleared cheques and other items in transit.

2001 and 2000 financial information

Certain 2001 and 2000 financial information has been reclassified, where necessary, to conform with the presentation adopted in 2002.

Future accounting policy changes

A description of future Canadian accounting policy changes is provided in Note
29. A description of future U.S. accounting policy changes is provided in Note
28.

--------------------------------------------------------------------------------
2. SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Acquisitions

In March 2002, CIBC acquired control of Juniper Financial Corp. (Juniper), a U.S. credit card company. In July 2002, CIBC invested an additional $79 million in Juniper to acquire Class D Preferred Shares. As at October 31, 2002, CIBC owned 90% of the voting equity in Juniper.

      In December 2001 and January 2002, CIBC acquired Merrill Lynch Canada Inc.'s Private Client & Securities Services businesses and Merrill Lynch Investment Managers Canada Inc. (MLIM), Merrill Lynch's asset management business in Canada, respectively, for cash. MLIM was subsequently renamed CM Investment Management Inc. CIBC is in the process of integrating the acquired businesses' operations with its existing operations. As part of the integration plan, CIBC is carrying out staff reductions, branch closures and exiting of certain activities of the acquired businesses. These costs were accrued as liabilities in the purchase equation. CIBC expects the integration to be substantially completed by the end of the first quarter of 2003.

--------------------------------------------------------------------------------

                                       82
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

      In October 2001, CIBC acquired control of TAL Global Asset Management Inc.
(TAL) through the acquisition of the remaining 34% of its outstanding common shares. TAL is a Canadian investment management firm in which CIBC previously held a 66% equity interest that was accounted for by the equity method. During 2002, CIBC completed the review and determination of the fair value of the assets acquired and liabilities assumed from the acquisition of the remaining shares in TAL. As a result, the allocation of the purchase price has been adjusted and goodwill increased by $14 million. CIBC also completed assessing useful lives of the identified intangible assets acquired, of which $41 million were determined to have an indefinite life. The remaining identified intangible assets are amortized over periods ranging from five to 10 years.

      The results of operations of these businesses have been included in CIBC's consolidated financial statements since the effective date of control. Details of these transactions are as follows:

                                                                                                  2002                     2001
-------------------------------------------------------------------------------------------------------------------------------
                                                               Merrill Lynch
                                                               Canada Inc.'s             Merrill Lynch
                                                            Private Client &                Investment                      TAL
                                  Juniper Financial      Securities Services                  Managers             Global Asset
$ millions                                    Corp.               Businesses               Canada Inc.          Management Inc.
-------------------------------------------------------------------------------------------------------------------------------
Effective date of control            March 29, 2002        December 28, 2001          January 31, 2002         October 10, 2001
Percentage of voting
   shares acquired                               90%          Asset purchase                       100%                      34%
Goodwill                                       $108                     $558                        $5                     $279
   Business line assigned to     CIBC World Markets   CIBC Wealth Management    CIBC Wealth Management   CIBC Wealth Management
   Deductible for tax
      purposes                                   --                     $376                        --                       --
Other intangible assets                          --                       --                       $75                      $65
   Assigned to                                   --                       --            Contract-based           Contract-based
                                                                                           intangibles              intangibles
   Subject to amortization                       --                       --                        --                      $24
   Not subject to
    amortization
    (indefinite life)                            --                       --                       $75                      $41
===============================================================================================================================

Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

                                                                                                        2002                   2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Merrill Lynch
                                                                        Canada Inc.'s          Merrill Lynch
                                                                     Private Client &             Investment                    TAL
                                         Juniper Financial        Securities Services               Managers           Global Asset
$ millions                                           Corp.                 Businesses            Canada Inc.     Management Inc.(1)
-----------------------------------------------------------------------------------------------------------------------------------
Aggregate consideration
Acquisition cost (paid in cash)                       $310                       $555                    $71                   $318
Direct acquisition expenses                             --                          4                     --                      3
-----------------------------------------------------------------------------------------------------------------------------------
                                                      $310                       $559                    $71                   $321
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of net assets acquired
Cash resources                                        $117                        $--                    $28                    $13
Loans                                                  356                         --                     --                     --
Land, buildings and equipment                           27                         25                      2                      2
Goodwill                                               108                        558                      5                    279
Other intangible assets                                 --                         --                     75                     65
Future tax asset                                        --                         26                     --                     --
Other assets                                            50                          5                     24                     35
-----------------------------------------------------------------------------------------------------------------------------------
Total assets acquired                                  658                        614                    134                    394
-----------------------------------------------------------------------------------------------------------------------------------
Deposits                                               334                         --                     --                     --
Future tax liability                                    --                         --                     31                     22
Integration liabilities                                 --                      45(2)                   3(3)                     --
Other liabilities                                       14                         10                     29                     51
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities assumed                              348                         55                     63                     73
-----------------------------------------------------------------------------------------------------------------------------------
Net assets acquired                                   $310                       $559                    $71                   $321
===================================================================================================================================

(1) The allocation of the purchase price has been adjusted to reflect the fair value of the assets acquired and liabilities assumed.
(2) Includes severance of $19 million, exit costs of $19 million and other costs of $7 million. As at October 31, 2002, $18 million has been paid.
(3) Includes severance of $2 million and exit costs of $1 million. As at October 31, 2002, $2 million has been paid.

--------------------------------------------------------------------------------

                                       83
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
The following table reflects on an unaudited pro-forma basis, the combined results of CIBC as if these acquisitions had occurred at the beginning of the respective years presented.

--------------------------------------------------------------------------------
UNAUDITED PRO-FORMA COMBINED RESULTS OF OPERATIONS
$ millions, for the years ended October 31                    2002          2001
--------------------------------------------------------------------------------
Net interest income                                        $ 5,516       $ 4,527
Non-interest income                                          5,599         7,019
Provision for credit losses                                  1,508         1,113
Non-interest expenses                                        9,249         8,720
--------------------------------------------------------------------------------
Income before income taxes
  and non-controlling interests                                358         1,713
Income taxes and non-controlling interests                    (239)          164
--------------------------------------------------------------------------------
Net income                                                 $   597       $ 1,549
================================================================================
Diluted EPS                                                $  1.20       $  3.76
================================================================================

Dispositions

In October 2002, CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations, which was named FirstCaribbean International Bank Limited(TM) (FCIB). FCIB commenced operations on October 14, 2002. This transaction resulted in CIBC divesting of its 77% ownership in its Caribbean subsidiaries and taking back an equity interest of approximately 44% in FCIB, which is accounted for by the equity method. CIBC recognized a pre-tax dilution gain of $190 million ($190 million after-tax), which was included in other non-interest income in the consolidated statements of income. An additional dilution could result depending on the outcome of certain future events, including the rights issue available to the public shareholders of FCIB, which is scheduled to close in the first quarter of 2003.

      On September 17, 2002, CIBC signed an agreement with Hewlett-Packard (Canada) Co. (HP) to sell CIBC's 51% interest in INTRIA-HP Corporation, a technology outsourcing company, and other related assets. The transaction closed on November 1, 2002, and any impact from the transaction will be recorded in the 2003 consolidated financial statements and is not expected to be significant. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning on November 1, 2002.

      In July 2001, CIBC sold two of its offshore banking subsidiaries located in the Channel Islands. As a result, CIBC recognized a pre-tax gain of $22 million ($22 million after-tax), which was included in other non-interest income in the consolidated statements of income.

--------------------------------------------------------------------------------
3. SECURITIES

                                                         Residual term to contractual maturity
                               --------------------------------------------------------------------------------------------
                                   Within 1 year            1 to 5 years           5 to 10 years           Over 10 years
---------------------------------------------------------------------------------------------------------------------------
                               Carrying              Carrying                Carrying                Carrying
$ millions, as at October 31      value    Yield(1)     value      Yield(1)     value      Yield(1)     value      Yield(1)
---------------------------------------------------------------------------------------------------------------------------
Securities held for
 investment
Canadian federal government    $  3,013      3.0%    $  4,323        4.3%    $    648        5.6%    $    332        7.6%
Other Canadian governments           85      5.1          243        5.6           --         --          298        6.5
U.S. Treasury                         2      5.2           --         --           --         --           --         --
Other U.S. agencies                 370      6.2          290        5.0          870        5.5        3,400        5.8
Other foreign governments           124      5.8           19        4.7          159        6.7           --         --
Corporate debt                    1,205      6.7        1,193        6.4          464        7.5          692        6.8
Corporate equity                     59      3.1          276        5.9           --         --           --         --
---------------------------------------------------------------------------------------------------------------------------
Total debt securities
  Carrying value               $  4,799              $  6,068                $  2,141                $  4,722
  Fair value                   $  4,598              $  6,193                $  2,332                $  5,007
---------------------------------------------------------------------------------------------------------------------------
Total equity securities
  Carrying value               $     59              $    276                $     --                $     --
  Fair value(2)                $     47              $    272                $     --                $     --
---------------------------------------------------------------------------------------------------------------------------
Total investment securities
  Carrying value               $  4,858              $  6,344                $  2,141                $  4,722
  Fair value(2)                $  4,645              $  6,465                $  2,332                $  5,007
===========================================================================================================================
Securities held for trading(3)
Canadian federal government    $  1,775              $  8,829                $    161                $    190
Other Canadian governments          220                   864                     383                     409
U.S. Treasury and agencies        6,480                   151                      50                     133
Other foreign governments           654                   231                      33                      14
Corporate debt                    6,104                 1,434                     641                     867
Corporate equity                     96                   315                       3                      --
---------------------------------------------------------------------------------------------------------------------------
Total trading securities       $ 15,329              $ 11,824                $  1,271                $  1,613
---------------------------------------------------------------------------------------------------------------------------
Loan substitute securities
  Carrying value               $     30      2.9%    $     51        4.4%    $     --         --     $     --         --
  Fair value                   $     30              $     51                $     --                $     --
===========================================================================================================================
Total securities
  Carrying value               $ 20,217              $ 18,219                $  3,412                $  6,335
  Fair value(2)                $ 20,004              $ 18,340                $  3,603                $  6,620
===========================================================================================================================
                                                     Residual term to contractual maturity
                              --------------------------------------------------------------------------------------
                              No specific maturity        2002 Total           2001 Total            2000 Total
--------------------------------------------------------------------------------------------------------------------
                               Carrying              Carrying              Carrying              Carrying
$ millions, as at October 31      value   Yield(1)      value   Yield(1)      value   Yield(1)      value   Yield(1)
--------------------------------------------------------------------------------------------------------------------
Securities held for investment
Canadian federal government    $     --         --   $  8,316        4.1%  $  9,851        5.4%  $  4,629        5.9%
Other Canadian governments           --         --        626        6.0        801        6.3      1,311        6.1
U.S. Treasury                        --         --          2        5.2        583        5.5        158        6.7
Other U.S. agencies                  --         --      4,930        5.7      4,513        6.1      2,949        6.5
Other foreign governments            --         --        302        6.2        854        6.6      1,238        6.2
Corporate debt                       --         --      3,554        6.7      3,162        6.5      2,368        7.1
Corporate equity                  2,518         --      2,853         --      3,085         --      3,211         --
--------------------------------------------------------------------------------------------------------------------
Total debt securities
  Carrying value               $     --              $ 17,730              $ 19,764              $ 12,653
  Fair value                   $     --              $ 18,130              $ 20,363              $ 12,802
--------------------------------------------------------------------------------------------------------------------
Total equity securities
  Carrying value               $  2,518              $  2,853              $  3,085              $  3,211
  Fair value(2)                $  2,805              $  3,124              $  3,199              $  5,689
--------------------------------------------------------------------------------------------------------------------
Total investment securities
  Carrying value               $  2,518              $ 20,583              $ 22,849              $ 15,864
  Fair value(2)                $  2,805              $ 21,254              $ 23,562              $ 18,491
====================================================================================================================
Securities held for trading(3)
Canadian federal government    $     --              $ 10,955              $ 12,293              $ 13,383
Other Canadian governments           --                 1,876                 1,711                 1,926
U.S. Treasury and agencies           --                 6,814                 6,928                 4,523
Other foreign governments            --                   932                   587                 1,359
Corporate debt                       --                 9,046                 8,232                 9,334
Corporate equity                 14,591                15,005                22,047                22,692
--------------------------------------------------------------------------------------------------------------------
Total trading securities       $ 14,591              $ 44,628              $ 51,798              $ 53,217
--------------------------------------------------------------------------------------------------------------------
Loan substitute securities
  Carrying value               $     --         --   $     81        3.8%  $    147        4.4%  $    161        4.3%
  Fair value                   $     --              $     81              $    147              $    161
====================================================================================================================
Total securities
  Carrying value               $ 17,109              $ 65,292              $ 74,794              $ 69,242
  Fair value(2)                $ 17,396              $ 65,963              $ 75,507              $ 71,869
====================================================================================================================

(1) Represents the weighted-average yield, which is determined by applying the weighted average of the book yields of individual fixed income securities and the stated dividend rates of corporate equity securities.

(2) The fair value of publicly traded equity securities held for investment does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

(3) As securities held for trading are recorded at fair value, carrying value equals fair value.

--------------------------------------------------------------------------------

                                       84
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
FAIR VALUE OF SECURITIES HELD FOR INVESTMENT

                                                                          2002                                              2001
--------------------------------------------------------------------------------------------------------------------------------
                                 Carrying   Unrealized  Unrealized        Fair   Carrying   Unrealized    Unrealized        Fair
$ millions, as at October 31        value        gains      losses       value      value        gains        losses       value
--------------------------------------------------------------------------------------------------------------------------------
Securities issued or
 guaranteed by:
   Canadian federal government   $  8,316     $    166    $     --    $  8,482   $  9,851     $    318      $     --    $ 10,169
   Other Canadian governments         626           56          --         682        801           43            --         844
   U.S. Treasury                        2           --          --           2        583           51            --         634
   Other U.S. agencies              4,930          287         (19)      5,198      4,513          100           (10)      4,603
   Other foreign governments          302           52          --         354        854           54            (2)        906
Corporate securities
   Debt                             3,554          103        (245)      3,412      3,162           87           (42)      3,207
   Equity(1)                        2,853          405        (134)      3,124      3,085          496          (382)      3,199
--------------------------------------------------------------------------------------------------------------------------------
                                 $ 20,583     $  1,069    $   (398)   $ 21,254   $ 22,849     $  1,149      $   (436)   $ 23,562
================================================================================================================================

(1) In 2001, equity securities held for investment included one security partially hedged by forward sales contracts which were unwound in 2002. The unrealized gain related to securities held for investment as at October 31, 2001 would have increased by $815 million as a result of these hedges.

Trading activities

Trading revenue is earned through the trading of securities and foreign exchange and derivative products. Net interest income on trading assets is integral to trading activities and is therefore included in total trading revenue.

      Trading activities include dealing and other securities and derivatives trading activities measured at fair value, with gains and losses recognized in income. Trading activities exclude underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statements of income.

--------------------------------------------------------------------------------
TRADING REVENUE

$ millions, for the years ended October 31            2002      2001       2000
--------------------------------------------------------------------------------
Net interest income consists of:
    Non-trading related                            $ 5,220   $ 4,862    $ 4,632
    Trading related                                    290      (313)      (350)
--------------------------------------------------------------------------------
Net interest income                                $ 5,510   $ 4,549    $ 4,282
================================================================================
Trading revenue consists of:
    Trading related net interest income            $   290   $  (313)   $  (350)
    Non-interest income - trading activities           273     1,343      1,140
--------------------------------------------------------------------------------
Trading revenue                                    $   563   $ 1,030    $   790
================================================================================
Trading revenue by product line:
    Interest rates                                 $   290   $   505    $   231
    Foreign exchange(1)                                152       179        199
    Equities                                            44       279        304
    Other(2)                                            77        67         56
--------------------------------------------------------------------------------
    Trading revenue                                $   563   $ 1,030    $   790
================================================================================

(1) Revenue earned on foreign exchange for other than trading activities is included in other non-interest income.
(2) Includes commodities, credit derivatives and secondary loan trading and sales.

--------------------------------------------------------------------------------
4. LOANS

                                                                                         2002                                  2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Gross       Total                    Gross        Total
$ millions, as at October 31                                  amount   allowance    Net total      amount    allowance    Net total
-----------------------------------------------------------------------------------------------------------------------------------
Residential mortgages                                       $ 66,612      $   40     $ 66,572    $ 58,751       $   23     $ 58,728
Personal and credit card loans(1)                             30,784         701       30,083      28,411          502       27,909
Business and government loans                                 41,961       1,547       40,414      46,693          519       46,174
Securities borrowed or purchased under resale agreements      16,020          --       16,020      24,079           --       24,079
General allowance(2)                                              --          --           --          --        1,250      (1,250)
-----------------------------------------------------------------------------------------------------------------------------------
                                                            $155,377      $2,288     $153,089    $157,934       $2,294     $155,640
===================================================================================================================================

(1) Includes $303 million (2001: $233 million), non-recourse portion of approximately $141 million (2001: $106 million), relating to loans to certain employees of CIBC and its subsidiaries to finance a portion of their participation in funds which make private equity investments on a side by side basis with CIBC and its affiliates. These loans are secured by the borrowers' interest in the fund. Of the total loans outstanding, $61 million (2001: $22 million) relates to individuals who are no longer employed by CIBC and its subsidiaries.
(2) Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories in 2002. Prior to 2002, the general allowance was not allocated.

--------------------------------------------------------------------------------

                                       85
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
LOAN MATURITIES

                                                                         Residual term to contractual maturity
                                                           ----------------------------------------------------------------
                                                             Within        1 to 5       5 to 10          Over          2002
$ millions, as at October 31                                 1 year         years         years      10 years         Total
---------------------------------------------------------------------------------------------------------------------------
Residential mortgages                                      $ 13,842      $ 48,864      $  3,562      $    344      $ 66,612
Personal and credit card loans                               23,836         6,925            20             3        30,784
Business and government loans                                26,305        12,823         2,442           391        41,961
Securities borrowed or purchased under resale agreements     16,020            --            --            --        16,020
---------------------------------------------------------------------------------------------------------------------------
                                                           $ 80,003      $ 68,612      $  6,024      $    738      $155,377
===========================================================================================================================

--------------------------------------------------------------------------------
ALLOWANCE FOR CREDIT LOSSES

                                                  Specific allowance              General allowance(1)              Total allowance
                                       --------------------------------------------------------------------------------------------
$ millions, as at or for the years
ended October 31                          2002       2001       2000       2002      2001      2000      2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year           $ 1,045    $   988    $   752    $ 1,250   $ 1,250   $ 1,000   $ 2,295    $ 2,238    $ 1,752
Provision for credit losses
 charged to the consolidated
 statements of income                    1,500      1,100        970         --        --       250     1,500      1,100      1,220
Write-offs                              (1,705)    (1,249)      (849)        --        --        --    (1,705)    (1,249)      (849)
Recoveries(2)                              217        185        121         --        --        --       217        185        121
Foreign exchange and other
 adjustments                               (18)        21         (6)        --        --        --       (18)        21         (6)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                   1,039      1,045        988      1,250     1,250     1,250     2,289      2,295      2,238
Less: allowance on
 letters of credit(3)                       (1)        (1)        (2)        --        --        --        (1)        (1)        (2)
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for credit losses            $ 1,038    $ 1,044    $   986    $ 1,250   $ 1,250   $ 1,250   $ 2,288    $ 2,294    $ 2,236
===================================================================================================================================

(1) Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories in 2002. Prior to 2002, the general allowance was not allocated.
(2)   Includes credit protection purchased from third parties.
(3)   Allowance on letters of credit is included in other liabilities.

--------------------------------------------------------------------------------
IMPAIRED LOANS

                                                                                   2002                                    2001
-------------------------------------------------------------------------------------------------------------------------------
                                                        Gross     Specific                      Gross     Specific
$ millions, as at October 31                           amount    allowance    Net total        amount    allowance    Net total
-------------------------------------------------------------------------------------------------------------------------------
Residential mortgages                                 $   172      $    21      $   151       $   182      $    23      $   159
Personal and credit card loans(1)                         239          422         (183)          323          502         (179)
Business and government loans                           1,834          595        1,239         1,197          519          678
-------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                                    2,245        1,038        1,207         1,702        1,044          658
Loan substitute securities                                 30           --           30            --           --           --
-------------------------------------------------------------------------------------------------------------------------------
Total impaired loans and loan substitute securities   $ 2,275      $ 1,038      $ 1,237       $ 1,702      $ 1,044      $   658
===============================================================================================================================

(1) Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

As at October 31, 2002, other past due loans totalled $38 million (2001: $68 million) of which $38 million (2001: $67 million) were in Canada and nil (2001:
$1 million) were outside Canada. Other past due loans, excluding credit card loans and government guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.

      As at October 31, 2002, the interest entitlements on loans classified as impaired totalled $114 million (2001: $95 million; 2000: $146 million) of which $60 million (2001: $72 million; 2000: $101 million) were in Canada and $54 million (2001: $23 million; 2000: $45 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $84 million (2001: $62 million; 2000: $77 million) of which $33 million (2001:
$36 million; 2000: $51 million) were in Canada and $51 million (2001: $26 million; 2000: $26 million) were outside Canada.

--------------------------------------------------------------------------------
                                       86
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

5. SECURITIZATIONS

During the year, CIBC securitized $1,971 million (2001: $810 million) of government-guaranteed residential mortgage loans through the creation of mortgage-backed securities, and subsequently sold $1,969 million (2001: $809 million) of those securities. CIBC received net cash proceeds of $1,952 million (2001: $809 million) and retained the rights to future excess interest on residential mortgages valued at $82 million (2001: $37 million). A pre-tax gain on the sale, net of transaction costs, of $21 million (2001: $17 million) was recognized as other non-interest income in the consolidated statements of income. CIBC retained responsibility for servicing the mortgages and recognizes revenue for servicing as these services are provided. The key assumptions used to value the sold and retained interests include a prepayment rate of 12% and discount rates of 4.5% to 5.5%. There are no expected credit losses as the mortgages are government guaranteed.

      During 2001, CIBC also securitized $848 million of non-investment grade loans. In addition, CIBC sold $195 million of undrawn credit commitments. In consideration for the sale, CIBC received cash proceeds of $497 million and $141 million in an investment grade note issued by the securitization vehicle. CIBC recognized a pre-tax loss of $162 million, which was included in other non-interest income in the consolidated statements of income, and a specific provision for credit losses of $48 million. CIBC did not retain responsibility for servicing these loans. The key assumptions used to value the retained interest include expected credit losses of 11.0%.

      A servicing asset or liability is not generally recognized in these securitizations because CIBC receives adequate compensation for the servicing that it provides with respect to the transferred assets.

      The following table summarizes certain cash flows received from or paid to
SPEs:

$ millions, for the years ended October 31                                        2002       2001
-------------------------------------------------------------------------------------------------
Proceeds from new securitizations                                              $ 1,952    $ 1,306
Proceeds from collections reinvested in previous credit card securitizations   $ 9,236    $ 8,246
Servicing fees received                                                        $    12    $    10
Purchase of impaired loans                                                     $   (63)   $   (69)
Other cash flows received on retained interests                                $   242    $   282
=================================================================================================

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are as follows:

                                                                                                                             Non-
                                                        Commercial    Residential          Credit      Investment      investment
$ millions, as at October 31                             mortgages      mortgages      card loans     grade loans(1)  grade loans
---------------------------------------------------------------------------------------------------------------------------------
2002 Carrying amount of retained interests               $      21      $     106       $      43              --       $     139
     Fair value of retained interests                    $      21      $     109       $      42              --       $     139
     Weighted-average remaining life (in years)                  2              5       revolving              --               3
     Prepayment rate                                            NA(2) 12.0 - 21.5%    15.0 - 45.4%(3)          --              NA(4)
       Impact on fair value of a 10% adverse change             --      $      (3)      $      (3)             --              --
       Impact on fair value of a 20% adverse change             --      $      (5)      $      (5)             --              --
     Expected credit losses                                    0.3%            NA(5)    2.7 - 5.0%              --            11.0%
       Impact on fair value of a 10% adverse change             --             --       $      (1)             --              --
       Impact on fair value of a 20% adverse change             --             --       $      (2)             --              --
     Residual cash flows discount rate (annual rate)           6.5%           4.7%    17.1 - 18.0%             --              NA(4)
       Impact on fair value of a 10% adverse change             --      $      (1)             --              --              --
       Impact on fair value of a 20% adverse change             --      $      (2)             --              --              --
=================================================================================================================================
2001 Carrying amount of retained interests               $      42      $      45       $      29       $   1,789       $     141
     Fair value of retained interests                    $      42      $      48       $      27       $   1,789       $     141
     Weighted-average remaining life (in years)                  3              5       revolving               1               3
     Prepayment rate                                            NA(2)        12.0%           38.7%(3)         5.0%             NA(4)
       Impact on fair value of a 10% adverse change             --      $      (1)      $      (2)             --              --
       Impact on fair value of a 20% adverse change             --      $      (2)      $      (4)             --              --
     Expected credit losses                                    0.3%            NA(5)          4.0%            2.0%           11.0%
       Impact on fair value of a 10% adverse change             --             --       $      (1)      $      (2)             --
       Impact on fair value of a 20% adverse change             --             --       $      (3)      $      (4)             --
     Residual cash flows discount rate (annual rate)           6.5%    4.6 - 5.6%            16.9%            3.0%             NA(4)
       Impact on fair value of a 10% adverse change             --             --              --       $      (3)             --
       Impact on fair value of a 20% adverse change             --      $      (1)             --       $      (5)             --
=================================================================================================================================

(1)   During 2002, the SPE for investment grade loans was wound up.

(2) Not applicable as these retained interests are not subject to prepayment risk.

(3)   Monthly prepayment rate.

(4) Not applicable as the retained interest is rated as investment grade and does not represent future excess interest on the loans.

(5)   Not applicable as these mortgages are government guaranteed.

--------------------------------------------------------------------------------

                                       87
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

      The following table analyses CIBC's expected static pool credit losses:

                                                                                                                      Non-
                                                                                      Credit     Investment     investment
                                                    Commercial     Residential          card          grade          grade
% of outstanding loans, as at October 31             mortgages       mortgages         loans          loans          loans
---------------------------------------------------------------------------------------------------------------------------
2002      Actual and projected credit losses               0.3%           NA(1)    2.7 - 5.0%            --           11.0%
===========================================================================================================================
2001      Actual and projected credit losses               0.3%           NA(1)          4.0%           2.0%          11.0%
===========================================================================================================================

(1) Static pool losses are not applicable to residential mortgages as the mortgages are government guaranteed.

Information about impaired and other past due loans and net credit losses for components of reported and securitized financial assets is presented in the following table:

$ millions, as at or for the years ended October 31
---------------------------------------------------------------------------------------------------------------------------
                                                                                       Total        Impaired
                                                                                   principal       and other            Net
                                                                                   amount of        past due         credit
Type of loan                                                                           loans(1)        loans         losses
---------------------------------------------------------------------------------------------------------------------------
2002      Residential mortgages                                                    $  69,812          $  411         $    3
          Personal and credit card loans                                              33,184             264            490
          Business and government loans(2)                                            42,461           1,843          1,098
          Securities borrowed or purchased under resale agreements                    16,020              --             --
---------------------------------------------------------------------------------------------------------------------------
          Total loans reported and securitized(3)                                    161,477           2,518          1,591
          Less: loans securitized                                                    (6,100)           (235)           (91)
---------------------------------------------------------------------------------------------------------------------------
          Loans reported before allowance for credit losses                         $155,377          $2,283         $1,500
===========================================================================================================================
2001      Residential mortgages                                                     $ 60,431          $  231         $    3
          Personal and credit card loans                                              30,111             337            431
          Business and government loans(2)                                            49,013           1,240            832
          Securities borrowed or purchased under resale agreements                    24,079              --             --
---------------------------------------------------------------------------------------------------------------------------
          Total loans reported and securitized(3)                                    163,634           1,808          1,266
          Less: loans securitized                                                    (5,700)            (38)          (166)
---------------------------------------------------------------------------------------------------------------------------
          Loans reported before allowance for credit losses                         $157,934          $1,770         $1,100
===========================================================================================================================

(1) Certain comparative figures have been reclassified to conform with the presentation used in 2002.
(2)   Includes commercial mortgages and investment grade loans.
(3) Includes loans outstanding and loans that have been securitized, which CIBC continues to service.

--------------------------------------------------------------------------------
6. LAND, BUILDINGS AND EQUIPMENT

                                                                         2002       2001
----------------------------------------------------------------------------------------
                                                   Accumulated       Net book   Net book
$ millions, as at October 31             Cost     amortization(1)       value      value
----------------------------------------------------------------------------------------
Land                                   $   81           $   --         $   81     $  106
Buildings(2)                            1,122              217            905        351
Computer equipment                      2,080            1,547            533        464
Office furniture and other equipment    1,080              540            540        585
Leasehold improvements                    664              476            188        263
----------------------------------------------------------------------------------------
                                       $5,027           $2,780         $2,247     $1,769
========================================================================================

(1) Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $333 million (2001: $310 million; 2000: $313 million).
(2) Includes $576 million not being amortized as it relates to a building under construction.

--------------------------------------------------------------------------------

                                       88
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

7. GOODWILL AND OTHER INTANGIBLE ASSETS

As explained in Note 1, CIBC adopted the requirements of the CICA handbook section 3062, "Goodwill and Other Intangible Assets," in 2002 and the CICA handbook section 1581, "Business Combinations," in 2001.

      CIBC completed its annual impairment testing on goodwill and other intangible assets with an indefinite life. There were no impairment write-downs.

      During the year, CIBC decided to exit its U.S. electronic banking operations. As a result, CIBC recognized a write-down of $34 million on finite-lived other intangible assets related to these operations, and this amount is recorded in the restructuring charge.

      The components of other intangible assets are as follows:

                                                                               2002                                             2001
------------------------------------------------------------------------------------------------------------------------------------
                                               Gross                            Net          Gross                               Net
                                            carrying      Accumulated      carrying       carrying      Accumulated         carrying
$ millions, as at October 31                  amount     amortization(1)     amount         amount     amortization(1)        amount
------------------------------------------------------------------------------------------------------------------------------------
Finite-lived other intangible assets
    Customer relationships(2)                   $157             $ 26          $131           $101             $ 16             $ 85
    Contract based(3)                             57               16            41             80                6               74
    Technology based                              43               35             8             43               26               17
    Other(3)                                       5                4             1             12                1               11
------------------------------------------------------------------------------------------------------------------------------------
                                                 262               81           181            236               49              187
Indefinite-lived other intangible assets
    Contract based(4)                            116               --           116             41               --               41
------------------------------------------------------------------------------------------------------------------------------------
Total other intangible assets                   $378             $ 81          $297           $277             $ 49             $228
====================================================================================================================================

(1) Amortization of other intangible assets for the year amounted to $32 million (2001: $25 million; 2000: $24 million).

(2) Changes in gross carrying amount include acquisitions of third-party custody business and credit card relationships.

(3) Changes in gross carrying amount include the write-down relating to the exit of U.S. electronic banking operations.

(4) Changes in gross carrying amount include $75 million of other intangible assets acquired in the acquisition of MLIM.

The changes in the carrying amount of goodwill are as follows:

                                                             CIBC            CIBC         CIBC
                                                           Retail          Wealth        World               Corporate        CIBC
$ millions, as at or for the years ended October 31       Markets      Management      Markets      Amicus   and Other       Total
----------------------------------------------------------------------------------------------------------------------------------
2002 Balance at beginning of year                         $     7         $   305      $    67     $    13     $     8     $   400
     Goodwill acquired during the year                          4             563          108          --          --         675
     Adjustments(1)                                            --              14           (4)         (1)         (6)          3
----------------------------------------------------------------------------------------------------------------------------------
     Balance at end of year                               $    11         $   882      $   171     $    12     $     2     $ 1,078
==================================================================================================================================
2001 Balance at beginning of year                         $    14         $    --      $    82     $     6     $     8     $   110
     Goodwill acquired during the year                         --             279            4          12          --         295
     Amortization                                              (7)             --          (15)         (2)         --         (24)
     Adjustments(1)                                            --              26(2)        (4)         (3)         --          19
----------------------------------------------------------------------------------------------------------------------------------
     Balance at end of year                               $     7         $   305      $    67     $    13     $     8     $   400
==================================================================================================================================

(1) Includes foreign currency translation and other purchase price equation adjustments.

(2) Represents goodwill previously included in the equity interest in TAL accounted for by the equity method.

In accordance with the CICA handbook section 3062, the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure, as if the change had been retroactively applied to fiscal years 2001 and 2000, is as follows:

$ millions, except per share amounts, for the years ended October 31              2002            2001            2000
----------------------------------------------------------------------------------------------------------------------
Reported net income                                                           $    653        $  1,686        $  2,060
Add back:
     Goodwill amortization(1)                                                       --              24              23
     Goodwill amortization - equity accounted investments(2)                        --              22              17
----------------------------------------------------------------------------------------------------------------------
                                                                                    --              46              40
----------------------------------------------------------------------------------------------------------------------
Net income adjusted for goodwill amortization                                 $    653        $  1,732        $  2,100
======================================================================================================================
Basic EPS   - Reported                                                        $   1.37        $   4.19        $   4.95
            - Adjusted for goodwill                                           $   1.37        $   4.31        $   5.06
Diluted EPS - Reported                                                        $   1.35        $   4.13        $   4.90
            - Adjusted for goodwill                                           $   1.35        $   4.25        $   5.01
======================================================================================================================

(1) Recorded in non-interest expenses in the consolidated statements of income.

(2)   Recorded in interest income in the consolidated statements of income.

--------------------------------------------------------------------------------

                                       89
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
8. OTHER ASSETS

$ millions, as at October 31                               2002          2001(1)
-----------------------------------------------------------------------------
Accrued interest receivable                             $ 1,423       $ 1,505
Brokers' client accounts                                    994           836
Prepaid pension costs (Note 15)                             467           413
Future income taxes (Note 18)                             1,782           581
Other prepayments and deferred items                      1,037         1,656
Other, including accounts receivable                      4,510         4,479
-----------------------------------------------------------------------------
                                                        $10,213       $ 9,470
=============================================================================

(1) Goodwill and other intangible assets have been reclassified from other assets in 2002.

--------------------------------------------------------------------------------
9. DEPOSITS

                                                                                 Payable on a fixed date(3)
                                Payable      Payable     -----------------------------------------------
                                     on        after       Within         1 to         5 to         Over         2002         2001
$ millions, as at October 31     demand(1)    notice(2)    1 year      5 years     10 years     10 years        Total        Total
----------------------------------------------------------------------------------------------------------------------------------
Individuals                    $  6,620     $ 25,338     $ 23,335     $ 12,652     $     30     $     --     $ 67,975     $ 66,826
Businesses and governments       17,059        6,072       85,182        5,408        2,617        1,648      117,986      114,270
Banks                               568          101        8,525        1,427            9           39       10,669       13,256
----------------------------------------------------------------------------------------------------------------------------------
                               $ 24,247     $ 31,511     $117,042     $ 19,487     $  2,656     $  1,687     $196,630     $194,352
==================================================================================================================================
Total deposits include:
      Non-interest-bearing
       deposits
        In domestic offices                                                                                  $  8,690     $  7,599
        In foreign offices                                                                                        445          846
      Interest-bearing
       deposits
        In domestic offices                                                                                   110,382      110,131
        In foreign offices                                                                                     75,431       74,437
      U.S. federal funds
       purchased                                                                                                1,682        1,339
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             $196,630     $194,352
==================================================================================================================================

(1) Deposits payable on demand include all deposits for which CIBC does not have the right to require notice of withdrawal. These deposits are, in general, chequing accounts.

(2) Deposits payable after notice include all deposits for which CIBC can legally require notice of withdrawal. These deposits are, in general, savings accounts.

(3) Deposits payable on a fixed date include all deposits which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

--------------------------------------------------------------------------------
10. OTHER LIABILITIES

$ millions, as at October 31                                    2002        2001
--------------------------------------------------------------------------------
Accrued interest payable                                     $ 1,437     $ 2,064
Gold and silver certificates                                     161         263
Brokers' client accounts                                       2,139       1,777
Cheques and other items in transit, net                          342          41
Deferred gain on sale of real estate properties(1)               110         126
Other deferred items                                             344         251
Restructuring provision (Note 16)                                452         212
Employee benefit plans (Note 15)                                 525         467
Accrued expenses                                                 874       1,010
Non-controlling interests in subsidiaries                        111         249
Other, including accounts payable                              4,485       3,652
--------------------------------------------------------------------------------
                                                             $10,980     $10,112
================================================================================

(1) Deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties sold and leased back by CIBC in 2000, which CIBC continues to occupy.

--------------------------------------------------------------------------------

                                       90
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
11. SUBORDINATED INDEBTEDNESS

The following indebtedness is unsecured and subordinated to deposits and other liabilities. Foreign-denominated indebtedness either funds foreign-denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding.

--------------------------------------------------------------------------------
TERMS OF SUBORDINATED INDEBTEDNESS

$ millions, as at October 31
-----------------------------------------------------------------------------------------------------------------------------------
                                                       Earliest date redeemable by CIBC
                                                  -------------------------------------
                                                     At greater of
                                                      Canada Yield                          Denominated in
 Interest rate %             Maturity date        Price(1) and par               At par   foreign currency         2002        2001
-----------------------------------------------------------------------------------------------------------------------------------
             5.5             June 21, 2003(3)                                                Yen 5 billion       $   64      $   65
          11.125         February 10, 2004(3)                                                                         1           1
             7.1            March 10, 2004          March 10, 1999                                                   67          67
            8.55              May 12, 2005(13)        May 12, 2000                                                    1           1
            8.65           August 22, 2005(14)     August 22, 2000                                                   24          24
        Floating(4)          March 7, 2007(10)                            March 7, 2002                              --         100
        Floating(5)       October 30, 2007(16)                         October 30, 2002                              --         210
        Floating(5)          March 4, 2008                                March 4, 2003                              50          50
        Floating(6)(7)        May 19, 2008                                 May 18, 2003    US$ 250 million          389         397
             6.5(2)       October 21, 2009        October 21, 1999     October 21, 2004                             400         400
             7.4(2)       January 31, 2011                             January 31, 2006                             250         250
            8.15(2)         April 25, 2011          April 25, 2001       April 25, 2006                             250         250
             7.0(2)       October 23, 2011        October 23, 2001     October 23, 2006                             250         250
        Floating(6)(8)     August 14, 2012                              August 14, 2007    US$ 300 million          467         477
            5.89(2)      February 26, 2013       February 26, 1998    February 26, 2008                             120         120
            9.65          October 31, 2014        November 1, 1999                                                  250         250
             8.7              May 25, 2029(3)                                                                        25          25
            11.6           January 7, 2031         January 7, 1996                                                  200         200
            10.8              May 15, 2031            May 15, 2021                                                  150         150
             8.7              May 25, 2032(3)                                                                        25          25
             8.7              May 25, 2033(3)                                                                        25          25
             8.7              May 25, 2035(3)                                                                        25          25
        Floating(9)          July 31, 2084                                July 27, 1990    US$ 255 million(12)      397         405
        Floating(11)       August 31, 2085                              August 20, 1991    US$ 126 million(15)      197         232
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 $3,627      $3,999
===================================================================================================================================

(1) Canada Yield Price: a price calculated to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a predetermined spread.

(2) Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and thereafter, at the three-month bankers' acceptance rate plus 1.00%.

(3)   Not redeemable prior to maturity date.

(4) Interest rate is based on the three-month bankers' acceptance rate plus 0.20% until the earliest date redeemable by CIBC and thereafter, on the three-month bankers' acceptance rate plus 1.00%.

(5) Interest rate is based on the three-month bankers' acceptance rate plus 0.21% until the earliest date redeemable by CIBC and thereafter, on the three-month bankers' acceptance rate plus 1.00%.

(6) Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis.

(7) Interest rate is based on the three-month London inter-bank offered rate (LIBOR) plus 0.25% until the earliest date redeemable by CIBC World Markets plc and thereafter, on the three-month LIBOR plus 0.75%.

(8) Interest rate is based on the three-month LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and thereafter, on the three-month LIBOR plus 1.35%.

(9)   Interest rate is based on the six-month LIBOR plus 0.25%.

(10)  Redeemed for cash on March 7, 2002.

(11)  Interest rate is based on the six-month LIBOR plus 0.125%.

(12) US$2 million of the indebtedness was repurchased for cash on February 16, 2001.

(13) On May 12, 2001, $69 million of the indebtedness was converted to 8.55% Deposit Notes maturing May 12, 2005.

(14) On August 22, 2001, $176 million of the indebtedness was converted to 8.65% Deposit Notes maturing August 22, 2005.

(15) US$20 million of the indebtedness was repurchased for cash on April 26, 2002.

(16)  Redeemed for cash on October 30, 2002.

The aggregate contractual maturities of CIBC's subordinated indebtedness are outlined in the following table:

--------------------------------------------------------------------------------
REPAYMENT SCHEDULE

$ millions
--------------------------------------------------------------------------------
Within 1 year                                                             $   64
1 to 2 years                                                                  68
2 to 3 years                                                                  25
3 to 4 years                                                                  --
4 to 5 years                                                                  --
Over 5 years                                                               3,470
--------------------------------------------------------------------------------
                                                                          $3,627
================================================================================

--------------------------------------------------------------------------------

                                       91
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

12. INTEREST RATE SENSITIVITY

CIBC is exposed to interest rate risk as a consequence of the mismatch, or gap, between the assets, liabilities and off-balance sheet instruments scheduled to mature or reprice on particular dates. The gaps which existed at October 31 are detailed below.

                                      Based on earlier of maturity or repricing date of interest sensitive instruments
                                      --------------------------------------------------------------------------------
                                       Floating      Within       3 to 12        1 to 5        Over 5     Not interest
$ millions, as at October 31               rate    3 months        months         years         years   rate sensitive        Total
-----------------------------------------------------------------------------------------------------------------------------------
2002 Assets
-----------------------------------------------------------------------------------------------------------------------------------
     Cash resources                   $      14   $   6,960     $   1,238     $      --     $      --        $   1,300    $   9,512
           Effective yield(1)                          2.51%         1.91%
     Securities held for
       investment
         and loan substitute
         securities                       2,582         673         4,174         6,597         4,120            2,518       20,664
           Effective yield(1)                          4.27%         4.32%         4.81%         6.60%
     Securities held for trading             --      12,472         2,942        11,398         3,225           14,591       44,628
           Effective yield(1)                          1.93%         2.89%         3.90%         6.15%
     Loans                               68,968      35,660        11,838        28,563         5,797            2,263      153,089
           Effective yield(1)                          3.61%         5.72%         6.47%         6.73%
     Other                                   --      24,717            --            --            --           20,683       45,400
-----------------------------------------------------------------------------------------------------------------------------------
     Total assets                     $  71,564   $  80,482     $  20,192     $  46,558     $  13,142        $  41,355    $ 273,293
===================================================================================================================================
     Liabilities and
       shareholders' equity
-----------------------------------------------------------------------------------------------------------------------------------
     Deposits                         $  51,903   $  80,533     $  26,472     $  17,359     $   2,176        $  18,187    $ 196,630
           Effective yield(1)                          2.28%         2.63%         3.81%         4.10%
     Obligations related to
       securities sold short                 --         491         1,380         1,606         1,611            3,348        8,436
           Effective yield(1)                          1.83%         3.25%         3.52%         4.73%
     Obligations related to
       securities lent or sold
       under repurchase agreements           --       9,404            --            --            --              211        9,615
           Effective yield(1)                          3.21%
     Subordinated indebtedness               --       1,500            64         1,243           820               --        3,627
           Effective yield(1)                          2.10%         5.50%         7.19%         9.67%
     Other                                   --      24,794            --            --            --           30,191       54,985
-----------------------------------------------------------------------------------------------------------------------------------
     Total liabilities and
      shareholders' equity            $  51,903   $ 116,722     $  27,916     $  20,208     $   4,607        $  51,937    $ 273,293
===================================================================================================================================
     On-balance sheet gap             $  19,661   $ (36,240)    $  (7,724)    $  26,350     $   8,535        $ (10,582)   $      --
     Off-balance sheet gap                   --      27,844       (17,456)       (8,567)       (1,821)              --           --
-----------------------------------------------------------------------------------------------------------------------------------
     Total gap                        $  19,661   $  (8,396)    $ (25,180)    $  17,783     $   6,714        $ (10,582)   $      --
     Total cumulative gap             $  19,661   $  11,265     $ (13,915)    $   3,868     $  10,582        $      --    $      --
===================================================================================================================================
     Gap by currency
-----------------------------------------------------------------------------------------------------------------------------------
     On-balance sheet gap
           Canadian currency          $  38,063   $ (50,138)    $  (4,494)    $  25,682     $   4,878        $ (13,991)   $      --
           Foreign currencies           (18,402)     13,898        (3,230)          668         3,657            3,409           --
-----------------------------------------------------------------------------------------------------------------------------------
     Total on-balance sheet gap          19,661     (36,240)       (7,724)       26,350         8,535          (10,582)          --
-----------------------------------------------------------------------------------------------------------------------------------
     Off-balance sheet gap
           Canadian currency                 --       6,036        (3,608)       (1,236)       (1,192)              --           --
           Foreign currencies                --      21,808       (13,848)       (7,331)         (629)              --           --
-----------------------------------------------------------------------------------------------------------------------------------
     Total off-balance sheet gap             --      27,844       (17,456)       (8,567)       (1,821)              --           --
-----------------------------------------------------------------------------------------------------------------------------------
     Total gap                        $  19,661   $  (8,396)    $ (25,180)    $  17,783     $   6,714        $ (10,582)   $      --
===================================================================================================================================
2001 Gap by currency
-----------------------------------------------------------------------------------------------------------------------------------
     On-balance sheet gap
           Canadian currency          $  23,521   $ (42,902)    $  (1,891)    $  30,828     $   4,701        $ (14,257)   $      --
           Foreign currencies           (14,624)     20,444       (14,549)       (2,761)          918           10,572           --
-----------------------------------------------------------------------------------------------------------------------------------
     Total on-balance sheet gap           8,897     (22,458)      (16,440)       28,067         5,619           (3,685)          --
-----------------------------------------------------------------------------------------------------------------------------------
     Off-balance sheet gap
           Canadian currency                 --      (1,293)        3,743          (446)       (2,004)              --           --
           Foreign currencies                --      10,132       (13,772)       (1,084)        4,724               --           --
-----------------------------------------------------------------------------------------------------------------------------------
     Total off-balance sheet gap             --       8,839       (10,029)       (1,530)        2,720               --           --
===================================================================================================================================
     Total gap                        $   8,897   $ (13,619)    $ (26,469)    $  26,537     $   8,339        $  (3,685)   $      --
     Total cumulative gap             $   8,897   $  (4,722)    $ (31,191)    $  (4,654)    $   3,685        $      --    $      --
===================================================================================================================================

(1) Represents the weighted-average effective yield based on the earlier of contractual repricing or maturity date.
--------------------------------------------------------------------------------

                            CIBC ANNUAL REPORT 2002

                      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
13. SHARE CAPITAL

Authorized

Preferred shares

An unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series provided that for each class of preferred shares, the maximum aggregate consideration for all outstanding shares at any time does not exceed $10 billion.

Common shares

An unlimited number of common shares without nominal or par value provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

Share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated below. Each series, except as noted below, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, CIBC has the right, subject to OSFI's consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

--------------------------------------------------------------------------------
TERMS OF PREFERRED SHARES

                                                                                                              Conversion for common
                                                                                              -------------------------------------
                                     Quarterly            Specified      Cash redemption                 CIBC         Shareholders'
                           dividends per share(1)   redemption date      price per share      conversion date       conversion date
-----------------------------------------------------------------------------------------------------------------------------------
Series 14                            $0.371875        July 31, 2003               $26.00        July 31, 2003         July 31, 2006
                                                      July 31, 2004               $25.50
                                                      July 31, 2005               $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 15                            $0.353125        July 31, 2004               $26.00        July 31, 2004         July 31, 2007
                                                      July 31, 2005               $25.50
                                                      July 31, 2006               $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 16                         US $0.353125     October 29, 2004            US $25.50     October 29, 2004      October 29, 2007
                                                   October 29, 2005            US $25.25
                                                   October 29, 2006            US $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 17                            $0.340625     October 29, 2004               $25.50     October 29, 2004      October 29, 2007
                                                   October 29, 2005               $25.25
                                                   October 29, 2006               $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 18                            $0.343750     October 29, 2012               $25.00      not convertible       not convertible
-----------------------------------------------------------------------------------------------------------------------------------
Series 19                            $0.309375       April 30, 2008               $25.75       April 30, 2008        April 30, 2013
                                                     April 30, 2009               $25.60
                                                     April 30, 2010               $25.45
                                                     April 30, 2011               $25.30
                                                     April 30, 2012               $25.15
                                                     April 30, 2013               $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 20                         US $0.321875     October 31, 2005            US $25.50     October 31, 2005        April 30, 2008
                                                   October 31, 2006            US $25.25
                                                   October 31, 2007            US $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 21                            $0.375000        July 31, 2005               $26.00        July 31, 2005         July 31, 2010
                                                      July 31, 2006               $25.75
                                                      July 31, 2007               $25.50
                                                      July 31, 2008               $25.25
                                                      July 31, 2009               $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 22                         US $0.390625        July 31, 2005            US $26.00        July 31, 2005         July 31, 2010
                                                      July 31, 2006            US $25.75
                                                      July 31, 2007            US $25.50
                                                      July 31, 2008            US $25.25
                                                      July 31, 2009            US $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 23                            $0.331250     October 31, 2007               $25.75     October 31, 2007         July 31, 2011
                                                   October 31, 2008               $25.50
                                                   October 31, 2009               $25.25
                                                   October 31, 2010               $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 24                            $0.375000     January 31, 2007               $26.00     January 31, 2007       not convertible
                                                   January 31, 2008               $25.75
                                                   January 31, 2009               $25.50
                                                   January 31, 2010               $25.25
                                                   January 31, 2011               $25.00
-----------------------------------------------------------------------------------------------------------------------------------
Series 25                            $0.375000        July 31, 2007               $26.00        July 31, 2007       not convertible
                                                      July 31, 2008               $25.75
                                                      July 31, 2009               $25.50
                                                      July 31, 2010               $25.25
                                                      July 31, 2011               $25.00
===================================================================================================================================

(1) The quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
--------------------------------------------------------------------------------
                                            93
                            CIBC ANNUAL REPORT 2002

                      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
OUTSTANDING SHARES AND DIVIDENDS PAID

                                                                                          2002
--------------------------------------------------------------------------------------------------------------------------------
As at or for the years                     Shares outstanding              Dividends paid                Shares outstanding
ended October 31                      No. of shares    $ millions    $ millions    $ per share       No. of shares    $ millions
--------------------------------------------------------------------------------------------------------------------------------
Class A Preferred Shares
Fixed-rate shares
 entitled to
 non-cumulative dividends
    Series 12                                    --        $   --        $   --          $  --                  --        $   --
    Series 13                                    --            --            --          $  --                  --            --
    Series 14                             8,000,000           200            12          $1.49           8,000,000           200
    Series 15                            12,000,000           300            17          $1.41          12,000,000           300
    Series 16                             5,500,000           214            12        US$1.41           5,500,000           219
    Series 17                             6,500,000           162             9          $1.36           6,500,000           162
    Series 18                            12,000,000           300            16          $1.38          12,000,000           300
    Series 19                             8,000,000           200            10          $1.24           8,000,000           200
    Series 20                             4,000,000           156             8        US$1.29           4,000,000           159
    Series 21                             8,000,000           200            12          $1.50           8,000,000           200
    Series 22                             4,000,000           156            10        US$1.56           4,000,000           159
    Series 23                            16,000,000           400            21          $1.33          16,000,000           400
    Series 24                            16,000,000           400            21          $1.30                  --            --
    Series 25                            16,000,000           400            13          $0.80                  --            --
--------------------------------------------------------------------------------------------------------------------------------
Total preferred share
 capital and dividends                                     $3,088          $161                                           $2,299
--------------------------------------------------------------------------------------------------------------------------------
Common shares
Total common share capital
 at beginning of year                   363,187,931        $2,827                                      377,140,195        $2,868
Issued pursuant to
 stock option plans                       1,562,438            59                                        2,983,736            90
Purchase of common shares
 for cancellation                        (5,686,000)          (44)                                     (16,936,000)         (131)
--------------------------------------------------------------------------------------------------------------------------------
Total common share capital
 and dividends                          359,064,369        $2,842          $577          $1.60         363,187,931        $2,827
================================================================================================================================
Total dividends paid                                                       $738
================================================================================================================================

                                                       2001                        2000
---------------------------------------------------------------------------------------
                                        Dividends paid              Dividends paid
                                  $ millions    $ per share   $ millions    $ per share
---------------------------------------------------------------------------------------
Class A Preferred Shares
Fixed-rate shares
 entitled to
 non-cumulative dividends
    Series 12                         $   --          $  --          $14       US $1.63
    Series 13                             --          $  --           14          $1.75
    Series 14                             12          $1.49           12          $1.49
    Series 15                             17          $1.41           17          $1.41
    Series 16                             11        US$1.41           11        US$1.41
    Series 17                              9          $1.36            9          $1.36
    Series 18                             17          $1.38           17          $1.38
    Series 19                             10          $1.24           10          $1.24
    Series 20                              8        US$1.29            8        US$1.29
    Series 21                             12          $1.50            9          $1.14
    Series 22                              9        US$1.56            7        US$1.18
    Series 23                             16          $0.99           --             --
    Series 24                             --             --           --             --
    Series 25                             --             --           --             --
---------------------------------------------------------------------------------------
Total preferred share
 capital and dividends                  $121                        $128
---------------------------------------------------------------------------------------
Common shares
Total common share capital
 at beginning of year
Issued pursuant to
 stock option plans
Purchase of common shares
 for cancellation
---------------------------------------------------------------------------------------
Total common share capital
 and dividends                          $536          $1.44         $501          $1.29
=======================================================================================
Total dividends paid                    $657                        $629
=======================================================================================

Restrictions on the payment of dividends

CIBC is prohibited by the Bank Act (Canada) from declaring or paying any dividends on its preferred shares or common shares if there are reasonable grounds for believing that CIBC is, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by OSFI regarding CIBC's capital or liquidity.

      In addition, Section 79(5) of the Bank Act, which was proclaimed into force on October 24, 2001, prohibits CIBC from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC's net income up to that day in that year and of its retained net income for the preceding two financial years.

      CIBC's ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares which provide that CIBC may not pay dividends on its common shares at any time without the approval of holders of the outstanding preferred shares unless all dividends which are then payable have been declared and paid or set apart for payment.

Shareholder Investment Plan

Under the Shareholder Investment Plan, eligible shareholders have the right to participate in one or more of the Dividend Reinvestment Option, the Share Purchase Option and the Stock Dividend Option.

Shares reserved for issue

As at October 31, 2002, 30,735,308 common shares were reserved for future issue pursuant to stock option plans.

Normal course issuer bid

CIBC commenced a normal course issuer bid, effective for one year, on January 9, 2002. Under this bid, CIBC may purchase up to 18 million common shares, just under 5% of its outstanding common shares as at December 31, 2001. As at October 31, 2002, 5.7 million shares were repurchased under the program for an aggregate consideration of $313 million.

      On December 20, 2000, CIBC commenced a normal course issuer bid, effective for one year, to purchase up to 18.8 million common shares, just under 5% of CIBC's outstanding common shares as at November 30, 2000. As at October 31, 2001, 16.9 million shares were purchased under the program for an aggregate consideration of $867 million. There were no purchases under this bid during fiscal 2002.

--------------------------------------------------------------------------------

                                       94
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

14. STOCK-BASED COMPENSATION

CIBC has the following significant stock-based compensation plans:

Stock option plans

CIBC has two stock option plans: Employee Stock Option Plan and Non-Officer Director Stock Option Plan.

      Under CIBC's Employee Stock Option Plan, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options expiring in February 2010 vest based upon the attainment of specified share prices, and certain options vest based upon the earlier of the attainment of these prices and seven years.

      Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day the SARs are exercised over the option strike price.

      Under CIBC's Non-Officer Director Stock Option Plan, each director who is not an officer or employee of CIBC or any of its subsidiaries is provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vest immediately and expire 10 years from the grant date.

      A maximum of 42,834,500 common shares may be issued under CIBC's stock option plans.

Adoption of CICA handbook section 3870

In 2002, CIBC early adopted, effective November 1, 2001, the requirements of the CICA handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The impact of this change in accounting policy is detailed below:

Stock option plans

As a result of adopting the fair value-based method encouraged by section 3870, compensation expense increased by $26 million for the year. None of the options granted since November 1, 2001 have been exercised.

      The weighted-average grant-date fair value of options granted during 2002 has been estimated at $16.24 using the Black-Scholes option-pricing model. The pricing model assumes weighted-average risk-free interest rates of 5.42%, weighted-average expected dividend yields of 3.00% annually, weighted-average expected common stock price volatility of 25.86% and a weighted-average expected life of 10 years.

      Because the fair value-based method of accounting has not been applied to options granted prior to November 1, 2001, the compensation expense of $26 million may not be representative of that expected in future years.

SARs

Section 3870 requires that the cumulative amount relating to all vested SARs outstanding at the beginning of the fiscal year of adoption be charged to opening retained earnings for that fiscal year. This resulted in a $42 million after-tax charge to opening retained earnings at November 1, 2001, a $72 million pre-tax increase in liabilities and an increase in future income tax asset of $30 million. Compensation expense decreased by $41 million pre-tax for the year.

      The accounting for other stock-based compensation plans as outlined below is not affected by this change in accounting policy.

Employee Share Purchase Plan

Under CIBC's Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their annual base earnings withheld to purchase CIBC common shares. CIBC matches 50% of the employee contribution amount up to a maximum of 3%. All contributions are used by the plan trustee to purchase common shares during each pay period in the open market. CIBC contributions vest after two years of continuous participation in the plan, and all subsequent contributions vest immediately. CIBC's contribution is expensed as incurred and totalled $29 million for 2002 (2001: $30 million; 2000: $24 million).

Restricted Share Program

Under CIBC's Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:

Restricted Share Awards

Under the CIBC Restricted Share Awards (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares as part of their total compensation. Additionally, RSAs may be awarded as special grants. The funding for awards under this plan is paid into a trust which purchases CIBC common shares in the open market. RSAs vest one-third annually and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the fiscal year of the grant. Compensation expense in respect of RSAs totalled $38 million for 2002 (2001: $51 million; 2000: $22 million).

Stock Participation Plan

Under the CIBC Stock Participation Plan (SPP), which began in 2000, certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards under this program is paid into a trust which purchases CIBC common shares in the open market. SPP awards vest one-third annually and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the fiscal year of the grant. Additionally, SPP awards may be issued as special grants, which generally vest and the common shares held in the trust are distributed within three years from the grant date. Compensation expense in respect of SPP awards totalled $173 million for 2002 (2001: $98 million; 2000: $128 million).
--------------------------------------------------------------------------------
                                       95
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Long Term Incentive Plan and Special Incentive Program

Under CIBC's Long Term Incentive Plan (LTIP), certain key CIBC employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards under this plan is paid into a trust which purchases CIBC common shares in the open market. Generally, LTIP awards vest and the common shares held in the trust are distributed within a three-year period, beginning one year after the fiscal year of the grant.

      Under CIBC's Special Incentive Program (SIP), certain key employees receive common share-based awards. The funding for awards under the SIP is comparable with those of the LTIP. The awards under the SIP vest and are distributed when the plan expires on October 31, 2003.

      Compensation expense for these two plans totalled $113 million for 2002 (2001: $150 million; 2000: $171 million).

Directors' plans

Members of CIBC's Board of Directors who are not officers or employees of CIBC or any of its subsidiaries may elect to receive the annual amount payable by CIBC under the Deferred Share Unit/Common Share Election Plan as deferred share units (DSUs) or CIBC common shares.

      The members may also elect, under the Director Share Plan, to receive all or a portion of their compensation (annual retainer, committee member fee, committee chair fee and meeting fees) in the form of cash, CIBC common shares or DSUs.

      Compensation expense in respect of these plans totalled $2 million for 2002 (2001: $2 million; 2000: $2 million). The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as "related" and "affiliated" are defined in the Income Tax Act (Canada).

--------------------------------------------------------------------------------
STOCK OPTION PLANS

                                                                  2002                            2001                         2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                              Weighted-                       Weighted-                    Weighted-
                                              Number of        average     Number of           average     Number of        average
                                                  stock       exercise         stock          exercise         stock       exercise
As at or for the years ended October 31         options          price       options             price       options          price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             19,070,952         $36.55    20,247,187            $33.28    16,933,275         $31.36
Granted                                       3,042,992         $54.48     3,021,990(1)         $48.60     5,196,956         $36.27
Exercised                                    (1,562,438)        $30.78    (2,983,736)           $30.19    (1,405,416)        $23.89
Forfeited/Cancelled                            (302,277)        $42.78      (652,749)           $27.43       (95,000)        $41.64
Exercised as SARs                              (306,275)        $30.12      (561,740)           $38.72      (382,628)        $21.47
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                   19,942,954         $39.74    19,070,952            $36.55    20,247,187         $33.28
===================================================================================================================================
Exercisable at end of year                   10,683,434         $34.48    13,202,090            $34.15     9,141,886         $28.33
===================================================================================================================================

(1) Includes 48,000 options granted to non-officer members of CIBC's Board of Directors in 2000, that were approved by CIBC's shareholders at the annual meeting on March 1, 2001.

--------------------------------------------------------------------------------
STOCK OPTIONS OUTSTANDING AND VESTED

                                               Stock options outstanding                                Stock options vested
                                ----------------------------------------        --------------------------------------------
                                                 Weighted-
                                                  average       Weighted-                        Weighted-
                                              contractual        average                          average
                                     Number          life       exercise             Number      exercise        Exercisable
Range of exercise prices        outstanding     remaining          price        outstanding         price            as SARs
----------------------------------------------------------------------------------------------------------------------------
$15.375 - $21.125                 2,180,869          2.33         $18.64          2,179,369        $18.64          1,132,940
$31.700 - $39.850                 9,307,861          6.40         $36.86          5,282,322        $36.13          2,546,776
$40.350 - $49.940                 4,200,684          6.46         $42.66          2,908,243        $41.39          1,245,292
$50.330 - $57.190                 4,253,540          8.88         $53.99            313,500        $52.55                 --
----------------------------------------------------------------------------------------------------------------------------
Total                            19,942,954          6.50         $39.74         10,683,434        $34.48          4,925,008
============================================================================================================================

--------------------------------------------------------------------------------
                                       96
                             CIBC ANNUAL REPORT 2002

                      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
15. POST-EMPLOYMENT AND POST-RETIREMENT PLANS

As explained in Note 1, CIBC adopted the requirements of the CICA handbook section 3461, "Employee Future Benefits," in 2001. This section was adopted retroactively without restatement, resulting in a $140 million after-tax charge to opening retained earnings on November 1, 2000, and a $237 million pre-tax increase in the accrued benefit liability, offset by a reduction in future income taxes of $97 million.

      Under CIBC's defined benefit pension plans, pension benefits are provided to qualified employees. These benefits are, in general, based on years of service and compensation near retirement. CIBC also provides post-retirement benefits to retired employees, including life insurance, health and dental care benefits. In addition, post-employment benefits are also provided to inactive employees.

      The funded status of the employee benefit plans and the amounts recognized on CIBC's consolidated balance sheets are as follows:

                                                                                                Pension                       Other
                                                                                          benefit plans               benefit plans
                                                                                ---------------------------------------------------
$ millions, as at or for the years ended October 31                               2002             2001          2002          2001
-----------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation(1)
Balance at beginning of year                                                   $ 2,226          $ 2,013       $   609       $   130
    Adjustment for change in accounting policy                                      --              163            --           403
    Adjustment for inclusion of subsidiary plans                                   216(2)            --            19            --
    Current service cost                                                            80               66            53            37
    Employees' contributions                                                        10               11            --            --
    Interest cost                                                                  167              148            39            36
    Benefits paid                                                                 (142)            (134)          (38)          (36)
    Foreign exchange rate changes                                                    7               --            --            --
    Actuarial (gains) losses                                                       (73)             (48)           14            39
    Plan amendments                                                                 45               12            --            --
    Corporate restructuring giving rise to curtailments                              1               (5)           --            --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         $ 2,537          $ 2,226       $   696       $   609
===================================================================================================================================
Plan assets(1)
Fair value at beginning of year                                                $ 2,121          $ 2,545       $   103       $   111
    Adjustment for change in accounting policy                                      --               48            --            --
    Adjustment for inclusion of subsidiary plans                                   211(2)            --            --            --
    Actual return on plan assets                                                  (106)            (364)           (4)           (3)
    Employer contributions                                                          88               15            45            31
    Employees' contributions                                                        10               11            --            --
    Benefits paid                                                                 (142)            (134)          (38)          (36)
    Foreign exchange rate changes                                                    6               --            --            --
-----------------------------------------------------------------------------------------------------------------------------------
Fair value at end of year                                                      $ 2,188          $ 2,121       $   106       $   103
===================================================================================================================================
Funded status - plan deficit                                                   $  (349)         $  (105)      $  (590)      $  (506)
Employer contribution received after measurement date                               15               --            --            --
Unamortized net actuarial losses                                                   786              506            59            39
Unamortized past service costs                                                      54               12            --            --
Unamortized transitional obligation                                                (23)              --             6            --
-----------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability)                                                  483              413          (525)         (467)
Valuation allowance(3)                                                             (16)              --            --            --
-----------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability), net of valuation allowance                  $   467          $   413       $  (525)      $  (467)
===================================================================================================================================

(1)   Measurement date is as at September 30, 2002

(2)   Net of valuation allowance of $24 million.

(3) Represents excess of accrued benefit asset over the amount expected to be realized in the future.

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans that are not fully funded:

                                               Pension                    Other
                                         benefit plans            benefit plans
                                  ---------------------------------------------
$ millions, as at October 31         2002         2001       2002          2001
-------------------------------------------------------------------------------
Accrued benefit obligation        $ 2,499      $   120    $   696       $   609
Fair value of plan assets           2,128           --        106           103
-------------------------------------------------------------------------------
Funded status - plan deficit      $  (371)     $  (120)   $  (590)      $  (506)
===============================================================================

Plan assets include securities of CIBC having a fair value of $15 million at October 31, 2002 (2001: $15 million). The significant actuarial assumptions adopted in measuring CIBC's accrued benefit obligation are as follows:

                                                             Pension                       Other
                                                       benefit plans               benefit plans
                                    ------------------------------------------------------------
For the years
ended October 31                    2002(1)       2001          2000          2002(1)       2001
------------------------------------------------------------------------------------------------
Discount rate                        6.7%         6.75%          7.5%          6.4%         6.75%
Expected long-term
  rate of return on
  plan assets                        7.5%          7.5%          7.5%          7.0%          7.5%
Rate of compensation
  increase                           3.7%          4.0%          4.5%          3.4%          4.0%
================================================================================================

(1)   Weighted-average assumptions of CIBC and subsidiary plans.
--------------------------------------------------------------------------------
                                       97
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
A 9.2% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 (2001: 9%). The rate was assumed to decrease gradually to 4.5% for 2009 and remain at that level thereafter. The effect of a 1% increase each year in the assumed health care cost trend rate would be to increase the post-retirement benefit expense by $10 million (2001: $7 million; 2000: $7 million) and the accumulated post-retirement benefit obligation by $80 million (2001: $60 million; 2000: $46 million).

CIBC's net benefit plan expense is reported as employee compensation and benefits in the consolidated statements of income as follows:

                                                                                      Pension                     Other
                                                                                benefit plans             benefit plans
                                                            -----------------------------------------------------------
$ millions, as at or for the years ended October 31            2002         2001         2000         2002         2001
-----------------------------------------------------------------------------------------------------------------------
Current service cost                                        $    80      $    66      $    54      $    53      $    37
Interest cost                                                   167          148          145           39           36
Expected return on plan assets                                 (199)        (191)        (168)          (8)          (8)
Amortization of past service costs                                2            1            9           --           --
Amortization of net actuarial (gains) losses                      2           --          (12)           5           --
Amortization of transitional asset                               (2)          --           --           --           --
Curtailment (gains) losses                                        2           (5)           2           --           --
Change in valuation allowance                                    (8)          --           --           --           --
-----------------------------------------------------------------------------------------------------------------------
Net benefit plan expense                                    $    44      $    19      $    30      $    89      $    65
=======================================================================================================================

The expense for CIBC's defined contribution pension plans totalled $25 million (2001: $26 million; 2000: $23 million). Additionally, the expense for government pension plans (CPP/QPP/FICA) totalled $87 million (2001: $78 million; 2000: $66 million).

--------------------------------------------------------------------------------
16. RESTRUCTURING

During the year, CIBC recorded a restructuring charge of $508 million relating to the closing of its U.S. electronic banking business and restructuring initiatives in other businesses. These initiatives are expected to result in the elimination of approximately 2,700 positions.

      The pre-tax charge of $366 million relating to the closing of electronic banking business in the U.S. consists of contract termination costs, termination benefits and other related charges, including the write-down of assets. The initiative, subject to regulatory approval, is expected to be substantially complete by the end of the first quarter of 2003. Activities include transfer of customer accounts to other financial institutions and discontinuation of product offerings.

      In addition, CIBC recorded other restructuring charges of $142 million substantially relating to the elimination of approximately 1,400 positions.

      CIBC World Markets has reduced staff levels, primarily in the U.S., as a result of the continued low level of business activity in capital markets and investment banking. In addition, selective reductions will be made in Asian, European and commercial banking businesses.

      CIBC Retail Markets will reduce staff levels, reconfigure its branch network and close bizSmart.

      Operations and systems development support for CIBC World Markets, CIBC Wealth Management and CIBC Retail Markets businesses will be rationalized to align their cost structures with current market conditions.

      In 2001, a pre-tax restructuring charge of $207 million was taken as CIBC initiated an organization-wide cost-reduction program in response to changing economic conditions.

      Significant actions taken under this restructuring program included consolidation of branches, rationalization of business support functions, realignment of the work force, reorganization of certain operations, and termination of certain leases and were substantially completed in 2002.

      Approximately 1,600 positions were eliminated in 2002.
Higher-than-expected termination costs were partially offset by unanticipated levels of attrition and redeployment. As a result, CIBC revised its estimate for restructuring with a net $6 million increase in the original provision.

      The components of the charges and movements in the associated provision are as follows:

--------------------------------------------------------------------------------
RESTRUCTURING PROVISION

                                                                                             2002                              2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     Contract
                                                     Termination  termination                     Termination
$ millions, as at or for the years ended October 31     benefits        costs    Other      Total    benefits      Other      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                               $ 186        $  --    $  26      $ 212       $  86      $   9      $  95
Restructuring charge                                         140          185      183        508         181         26        207
Change in estimate                                             6           --       --          6          --         --         --
Cash payments                                               (138)          --       (1)      (139)        (81)        (5)       (86)
Non-cash items                                                --           --     (135)      (135)         --         (4)        (4)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                     $ 194        $ 185    $  73      $ 452       $ 186      $  26      $ 212
===================================================================================================================================

--------------------------------------------------------------------------------
                                       98
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
17. EVENTS OF SEPTEMBER 11, 2001

CIBC's New York operations located at One World Financial Center (WFC), in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. These events caused the temporary relocation of employees from WFC to CIBC's other major premises in midtown Manhattan, as well as to temporary locations in the vicinity.

      For the year ended October 31, 2002, CIBC recorded expenses related to the events of September 11, 2001 of $32 million (2001: $7 million), net of insurance recoveries. CIBC has received payments on account of insurance claims of $90 million in 2002 (2001: $9 million). Although CIBC is still in discussions with its insurance carrier as to the ultimate settlement amount, CIBC has recorded insurance recoveries for amounts for which it considers recovery is probable. In addition, no insurance recovery amounts are recorded under the business interruption insurance claim as negotiations are still continuing. Management is still in the process of evaluating various scenarios concerning the premises in New York. The full financial impact of these decisions, including related insurance recoveries, was not determinable at the time of preparation of these consolidated financial statements.

      Expenses related to the events of September 11, 2001 include costs related to the write-off of damaged assets; lease termination costs; and other direct and incremental costs including employee relocation, which required reconfiguring alternative office facilities, technology and telecommunications, and providing transportation.

      Details of the net loss relating to events of September 11, 2001 are as follows:

$ millions, for the years ended October 31                      2002       2001
-------------------------------------------------------------------------------
Non-interest income
     Insurance proceeds on fixed assets                         $ 59       $ --
-------------------------------------------------------------------------------
Non-interest expenses
     Assets written off                                           44         --
     Lease termination costs at WFC                               11         --
     Other direct and incremental expenses                        92         18
     Less: insurance recoveries on expenditures                  (56)       (11)
-------------------------------------------------------------------------------
                                                                  91          7
-------------------------------------------------------------------------------
Net loss relating to events of September 11, 2001               $(32)      $ (7)
===============================================================================

--------------------------------------------------------------------------------
18. INCOME TAXES

The components of income tax expense reported in the consolidated statements of income consist of the following:

--------------------------------------------------------------------------------
COMPONENTS OF INCOME TAX EXPENSE

$ millions, for the years ended October 31           2002       2001       2000
--------------------------------------------------------------------------------
Current income taxes
    Federal                                       $   631    $   587    $   510
    Provincial                                        237        237        194
    Foreign                                            (6)      (192)       204
-------------------------------------------------------------------------------
                                                      862        632        908
-------------------------------------------------------------------------------
Future income taxes
    Federal                                           (66)       (86)      (162)
    Provincial                                        (31)       (26)       (59)
    Foreign(1)                                     (1,044)      (428)       (46)
-------------------------------------------------------------------------------
                                                   (1,141)      (540)      (267)
-------------------------------------------------------------------------------
                                                  $  (279)   $    92    $   641
===============================================================================

(1) 2002 includes the recognition of a previously unrecorded future tax asset of $52 million in respect of certain U.K. tax losses.

Income taxes are reported in the consolidated financial statements as follows:

--------------------------------------------------------------------------------
TOTAL INCOME TAXES

$ millions, for the years ended October 31             2002      2001      2000
-------------------------------------------------------------------------------
Consolidated statements of income
     Income taxes                                     $(279)    $  92     $ 641
Consolidated statements of changes
  in shareholders' equity
     Foreign currency translation
       adjustment                                       107      (323)     (179)
     Accounting policy changes(1)                       (30)      (97)       --
     Other                                               (4)       --        --
-------------------------------------------------------------------------------
                                                      $(206)    $(328)    $ 462
===============================================================================

(1) Represents the effect of implementing the CICA handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" in 2002, and
      section 3461, "Employee Future Benefits" in 2001.

Future income tax balances are included in other assets (Note 8) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the balance sheet.
--------------------------------------------------------------------------------
                                       99
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

      The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of CIBC's business carried on in each province. CIBC is also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries' retained earnings were distributed to the Canadian parent are estimated at $92 million as at October 31, 2002 (2001: $84 million; 2000: $90 million).

      The effective rates of income tax in the consolidated statements of income are different from the combined Canadian federal and provincial income tax rate of 38.7% (2001: 41.6%; 2000: 42.9%) as set out below:

--------------------------------------------------------------------------------
RECONCILIATION OF INCOME TAXES

$ millions, for the years ended October 31           2002       2001       2000
--------------------------------------------------------------------------------
Combined Canadian federal and
  provincial income tax rate applied
  to income before income taxes                   $   160    $   764    $ 1,184
Income taxes adjusted for the effect of:
    Earnings of foreign subsidiaries                 (396)      (654)      (504)
    Tax-exempt income and gains                       (68)       (81)      (122)
    Federal large corporations tax                     10         14         14
    Temporary tax on capital                           --         --          8
    Earnings of domestic subsidiaries                  (1)        20         39
    Future tax rate reductions                         30         90         --
    Other                                             (14)       (61)        22
--------------------------------------------------------------------------------
Income taxes in the consolidated
  statements of income                            $  (279)   $    92    $   641
===============================================================================

During 2001, various proposed federal and provincial income tax rate decreases were passed into law, resulting in phased-in income tax reductions over a three- to four-year period. In 2002, CIBC recognized a $30 million charge (2001: $90 million) to income tax expense, thereby reducing its future income tax asset in recognition of the fact that temporary differences will reverse when the rates are lower.

--------------------------------------------------------------------------------
SOURCES OF FUTURE INCOME TAX BALANCES

$ millions, as at October 31                    2002       2001(1)       2000(1)
--------------------------------------------------------------------------------
Future income tax liability
    Lease receivables                        $   939    $   789       $   816
    Buildings and equipment                       --         --            43
    Pension and employee benefits                 --         --            88
    Undistributed earnings of
      foreign subsidiaries                        91         73           320
    Unrealized foreign currency
      translation gains                          122        166           115
    Goodwill                                      33         32             5
    Other                                         16        102            98
-----------------------------------------------------------------------------
                                               1,201      1,162         1,485
-----------------------------------------------------------------------------
Future income tax asset
    Allowance for credit losses                1,006        901           757
    Buildings and equipment                       56         20            --
    Pension and employee benefits                 35         12            --
    Unearned income                              144        113           104
    Investment revaluations                      532        260           262
    Tax loss carryforwards                       547         20             5
    Provisions                                   499        261           228
    Deferred charges                             107        137           123
    Other                                         57         19             4
-----------------------------------------------------------------------------
                                               2,983      1,743         1,483
-----------------------------------------------------------------------------
Future income tax (asset) liability          $(1,782)   $  (581)      $     2
=============================================================================

(1) Certain comparative figures have been reclassified to conform with the presentation used in 2002.

CIBC has not provided for a valuation allowance related to future income tax assets. Included in the above tax loss carryforwards amount is $447 million relating to losses in the U.S. operations in 2002 which expire in 20 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses, to utilize them before they would begin to expire under current tax law. CIBC believes that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to their expiration. In this regard, CIBC has initiated various expense management initiatives, refocused its business activities and committed to provide additional capital which will generate additional income.

--------------------------------------------------------------------------------
                                       100
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
19. EARNINGS PER SHARE

As explained in Note 1, CIBC adopted the requirements of the CICA handbook section 3500, "Earnings Per Share," in 2002.

      The requirements of section 3500 were adopted retroactively and basic and diluted EPS for prior years were changed. As a result, CIBC's basic EPS was decreased by $0.01 and $0.02 for the years ended October 31, 2001 and 2000, respectively, and CIBC's diluted EPS was increased by $0.06 for the years ended October 31, 2001 and 2000.

      The following is a reconciliation of net income and share data used in the basic and diluted EPS computations for the years ended October 31:

$ millions, except per share amounts, for the years ended October 31                         2002             2001             2000
-----------------------------------------------------------------------------------------------------------------------------------
Basic EPS
    Net income                                                                          $     653        $   1,686        $   2,060
    Preferred share dividends and premiums                                                   (165)            (127)            (133)
-----------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common shares                                                  $     488        $   1,559        $   1,927
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding (thousands)                                    360,553          372,305          388,951
-----------------------------------------------------------------------------------------------------------------------------------
Per share                                                                               $    1.37        $    4.19        $    4.95
===================================================================================================================================
Diluted EPS(1)
Net income applicable to common shares                                                  $     488        $   1,559        $   1,927
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding (thousands)                                    360,553          372,305          388,951
-----------------------------------------------------------------------------------------------------------------------------------
Add: number of incremental shares(2)                                                        2,674            5,502            3,970
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average diluted common shares outstanding (thousands)                            363,227          377,807          392,921
===================================================================================================================================
Per share                                                                               $    1.35        $    4.13        $    4.90
===================================================================================================================================

(1) The computation of diluted EPS excludes average options outstanding of 3,676,586 with a weighted-average exercise price of $53.32; average options outstanding of 1,016,875 with a weighted- average exercise price of $52.57; and average options outstanding of 3,952,396 with a weighted-average exercise price of $39.66 for the years ended October 31, 2002, 2001 and 2000, respectively, as the options' exercise prices were greater than the average market price of CIBC's common shares. Also excluded from the computation are average options outstanding of 590,704 with a weighted-aver- age exercise price of $37.60; average options outstanding of 764,167 with a weighted-average exercise price of $37.60; and average options outstanding of 1,141,958 with a weighted-average exercise price of $35.87 for the years ended October 31, 2002, 2001 and 2000, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(2) The number of incremental shares is determined by computing a weighted average of the number of incremental shares included in each interim period.

--------------------------------------------------------------------------------
20. CAPITAL REQUIREMENTS

CIBC's regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements
(BIS).

      Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions. Tier 1 capital consists of common shares, contributed surplus, retained earnings, non-cumulative preferred shares and non-controlling interests in subsidiaries, less goodwill and identified other intangible assets in excess of 5% of gross Tier 1 capital. Tier 2 capital consists of unamortized subordinated indebtedness, general allowance for credit losses to a maximum of 0.875% of risk-weighted assets, and non-cumulative preferred shares in excess of the regulatory maximum permitted for inclusion in Tier 1 capital. The concept of Tier 3 capital was created under the BIS standards in conjunction with the introduction of market risk capital requirements in January 1998. Specific qualifying guidelines with respect to Tier 3 capital have not been issued by OSFI. No Tier 3 capital has been issued by CIBC.

      Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to all balance sheet assets and off-balance sheet exposures. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on CIBC's value-at-risk simulation models approved by OSFI. Regulatory capital ratios are then determined by dividing Tier 1 and total regulatory capital by the calculated amount of risk-weighted assets.

      BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions should attain Tier 1 and total capital ratios of at least 7% and 10%, respectively, and that banks not exceed a maximum leverage ratio (or asset to capital multiple) of 20 times capital, unless otherwise approved. OSFI has approved a maximum leverage ratio for CIBC of 23 times capital.

      CIBC's capital ratios and leverage ratio are as follows:

--------------------------------------------------------------------------------
CAPITAL AND LEVERAGE RATIOS

$ millions, as at October 31                                2002           2001
--------------------------------------------------------------------------------
Tier 1 capital                                         $  11,037      $  11,749
Total regulatory capital                               $  14,296      $  15,600
Tier 1 capital ratio                                         8.7%           9.0%
Total capital ratio                                         11.3%          12.0%
Leverage ratio                                              18.3x          17.7x
===============================================================================

--------------------------------------------------------------------------------
21. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, CIBC provides normal banking services to affiliated companies on terms similar to those offered to non-related parties.

      Loans, at varied rates and terms, are made to directors, officers and employees.

--------------------------------------------------------------------------------
AMOUNTS OUTSTANDING FROM DIRECTORS, OFFICERS AND EMPLOYEES

$ millions, as at October 31                                   2002         2001
--------------------------------------------------------------------------------
Mortgage loans                                               $1,144       $  604
Personal loans                                                1,044          672
--------------------------------------------------------------------------------
                                                             $2,188       $1,276
================================================================================

--------------------------------------------------------------------------------

                                       101
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The tables below present the fair value of both on- and off-balance sheet financial instruments of CIBC, based on the valuation approach set out below.

      Fair value represents management's estimate of the amount of cash value at which a financial instrument could be exchanged in an arm's length transaction between willing parties under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by a quoted market price, if one exists.

      Quoted market prices are not available for a significant portion of CIBC's balance sheet because of the lack of traded markets for certain instruments and also, where such markets do exist, they are not currently considered sufficiently liquid to be used as a basis for valuation. Where quoted markets exist and are considered sufficiently liquid to be used as a basis for fair value, these quoted prices are used to calculate fair value. Fair values for CIBC's trading portfolios are adjusted for bid-offer considerations, including consideration of concentration exposure where appropriate.

      In those instances where traded markets do not exist or are not sufficiently liquid, CIBC's measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value, even if market conditions were to remain unchanged. CIBC has an ongoing process of enhancing its valuation techniques and models. CIBC's techniques and models take into account the effect of changes in market rates, including market interest rates and credit quality, where CIBC is exposed to the credit risk of an issuer, borrower or counterparty.

      Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, CIBC relies on its allowance for credit processes to simultaneously write down (but never up) both the book value and fair value of loans and to account for reductions in credit quality in loan commitments and other credit-related arrangements on which CIBC has credit exposure. This applies to impaired assets and assets not yet specifically identified as impaired through specific and general allowances, respectively. The specific allowance for credit losses is designed to write down the book value of impaired loans to the recoverable amounts and to account for any impairment on loan commitments and other credit-related arrangements. Recoverable amounts take into account the credit protection available to CIBC under guarantees, including protection purchased through credit derivatives. The general allowance for credit losses is similarly designed to write down the book value of loans to reflect losses inherent in the portfolio of loans (and commitments and other credit-related arrangements) that are not yet specifically identified as impaired. The recoverable amounts thus calculated and used for book value purposes already include the effect of credit quality in CIBC's measure of fair value and therefore no further adjustments are made. Both the book and fair values disclosed are net of all general and specific allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.

      For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, the calculation of fair value for interest rate products is based on the difference between the original and current market interest rates for the same type of product using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. For this purpose, there is no adjustment to fair values for variable rate instruments. CIBC does not make additional adjustments to fair value for bid-offer considerations for its non-trading portfolios fair values.

      Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates that are inherent in this process, estimates of fair values of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions at October 31, 2002 and may not be reflective of future fair values.

      The fair values disclosed below exclude the values of assets that are not financial instruments. Excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which in management's opinion add significant value to CIBC.

--------------------------------------------------------------------------------
FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                                                   2002                                        2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             Fair value                                  Fair value
                                                                            over (under)                                over (under)
$ millions, as at October 31                      Book value   Fair value    book value     Book value     Fair value    book value
-----------------------------------------------------------------------------------------------------------------------------------
Assets
    Cash resources                                 $   9,512    $   9,512     $      --      $  11,350      $  11,350     $      --
    Securities                                        65,292       65,963           671         74,794         75,507           713
    Loans                                            153,089      154,252         1,163        155,640        156,963         1,323
    Customers' liability under acceptances             6,848        6,848            --          8,100          8,100            --
    Other assets                                       5,819        5,819            --          4,954          4,954            --
===================================================================================================================================
Liabilities
    Deposits                                       $ 196,630    $ 197,449     $     819      $ 194,352      $ 196,051     $   1,699
    Acceptances                                        6,878        6,878            --          8,100          8,100            --
    Obligations related to securities sold short       8,436        8,436            --         11,213         11,213            --
    Obligations related to securities lent or sold
      under repurchase agreements                      9,615        9,615            --         21,403         21,403            --
    Other liabilities                                  7,483        7,483            --          6,898          6,898            --
    Subordinated indebtedness                          3,627        3,904           277          3,999          4,354           355
===================================================================================================================================
Derivative financial instruments
    Net assets
      (liabilities) - held for trading             $     (77)   $     (77)    $      --      $    (672)     $    (672)    $      --
                    - held for asset-liability
                       management                  $     (87)   $    (540)    $    (453)     $     478      $     942     $     464
===================================================================================================================================

--------------------------------------------------------------------------------

                                       102
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS(1)

                                                                       2002 Fair value                             2001 Fair value
-----------------------------------------------------------------------------------------------------------------------------------
$ millions, as at October 31                      Positive     Negative            Net       Positive       Negative           Net
-----------------------------------------------------------------------------------------------------------------------------------
Held for trading purposes
    Interest rate products
      Forward rate agreements                    $      38    $      13      $      25      $      50      $      43     $       7
      Swap contracts                                16,662       15,186          1,476         15,794         14,206         1,588
      Purchased options                              1,028           --          1,028          1,160             --         1,160
      Written options                                   --        1,289         (1,289)            --          1,357        (1,357)
----------------------------------------------------------------------------------------------------------------------------------
    Total interest rate products                    17,728       16,488          1,240         17,004         15,606         1,398
----------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange products
      Forward contracts                              1,080          878            202          1,674          1,474           200
      Swap contracts                                 2,948        2,928             20          3,298          3,435          (137)
      Purchased options                                168           --            168            369             --           369
      Written options                                   --          181           (181)            --            287          (287)
----------------------------------------------------------------------------------------------------------------------------------
    Total foreign exchange products                  4,196        3,987            209          5,341          5,196           145
----------------------------------------------------------------------------------------------------------------------------------
    Credit derivatives(2)
      Swap contracts                                    49            5             44             35             50           (15)
      Purchased options                                 28           --             28             79             --            79
      Written options                                   --           66            (66)            --             47           (47)
----------------------------------------------------------------------------------------------------------------------------------
    Total credit derivatives                            77           71              6            114             97            17
----------------------------------------------------------------------------------------------------------------------------------
    Equities(2)(3)                                   1,737        3,268         (1,531)         1,625          3,328        (1,703)
----------------------------------------------------------------------------------------------------------------------------------
    Other(2)(4)                                        979          980             (1)         1,639          2,168          (529)
----------------------------------------------------------------------------------------------------------------------------------
Total held for trading                              24,717       24,794            (77)        25,723         26,395          (672)
----------------------------------------------------------------------------------------------------------------------------------
Held for asset-liability management purposes
    Interest rate products
      Swap contracts                                 1,869        2,363           (494)         2,122          2,105            17
      Purchased options                                  9           --              9              2             --             2
      Written options                                   --            1             (1)            --             65           (65)
----------------------------------------------------------------------------------------------------------------------------------
    Total interest rate products                     1,878        2,364           (486)         2,124          2,170           (46)
----------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange products
      Forward contracts                                152          228            (76)            49            236          (187)
      Swap contracts                                   109          298           (189)           418            105           313
      Purchased options                                  1           --              1             --             --            --
----------------------------------------------------------------------------------------------------------------------------------
    Total foreign exchange products                    262          526           (264)           467            341           126
----------------------------------------------------------------------------------------------------------------------------------
    Credit derivatives(2)
      Swap contracts                                    --            1             (1)            --             --            --
      Purchased options                                200           --            200             --             --            --
      Written options(5)                                --           42            (42)            --             --            --
----------------------------------------------------------------------------------------------------------------------------------
    Total credit derivatives                           200           43            157             --             --            --
----------------------------------------------------------------------------------------------------------------------------------
    Equities(2)(3)                                      67           14             53            863              1           862
----------------------------------------------------------------------------------------------------------------------------------
Total held for asset-liability management
    purposes                                         2,407        2,947           (540)         3,454          2,512           942
----------------------------------------------------------------------------------------------------------------------------------
Total fair value                                    27,124       27,741           (617)        29,177         28,907           270
Less: impact of master netting agreements          (18,932)     (18,932)            --        (20,014)       (20,014)           --
----------------------------------------------------------------------------------------------------------------------------------
                                                 $   8,192    $   8,809      $    (617)     $   9,163      $   8,893     $     270
==================================================================================================================================
Average fair value of derivatives held for
  trading purposes(6)
    Interest rate products                       $  14,173    $  13,217      $     956      $  10,307      $   9,469     $     838
    Foreign exchange products                        4,876        4,506            370          6,980          7,269          (289)
    Credit derivatives(2)                               97           78             19            184            106            78
    Equities(2)                                      1,994        3,076         (1,082)         2,190          2,686          (496)
    Other(2)                                           953        1,518           (565)         2,136          2,572          (436)
----------------------------------------------------------------------------------------------------------------------------------
                                                 $  22,093    $  22,395      $    (302)     $  21,797      $  22,102     $    (305)
==================================================================================================================================

(1) As at October 31, 2002, deferred losses associated with derivative instruments used to hedge anticipated asset-liability management transactions (including firm commitments) were $7 million (2001: $23 million).

(2)   Reclassified from other in 2002.

(3)   Includes swaps and options.

(4)   Includes commodity forwards, swaps and options.

(5)   Reported as financial guarantees in Note 24.

(6)   Average fair values represent monthly averages.

Methods and assumptions: on-balance sheet financial instruments

Financial instruments with fair value equal to book value

Due to their short-term maturity, and where CIBC considers any difference between fair value and book value to be insignificant, the fair values of certain on-balance sheet financial instruments are assumed to equal their book values. These categories include cash resources, customers' liability under acceptances, other assets, acceptances, obligations related to securities sold short, obligations related to securities sold under repurchase agreements and other liabilities.

--------------------------------------------------------------------------------

                                       103
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS(1)
                                                                2002 Fair value                     2001 Fair value
-------------------------------------------------------------------------------------------------------------------
$ millions, as at October 31                   Positive    Negative         Net    Positive    Negative         Net
-------------------------------------------------------------------------------------------------------------------
Held for trading purposes
   Interest rate products
      Forward rate agreements                  $     38    $     13    $     25    $     50    $     43    $      7
      Swap contracts                             16,662      15,186       1,476      15,794      14,206       1,588
      Purchased options                           1,028          --       1,028       1,160          --       1,160
      Written options                                --       1,289      (1,289)         --       1,357      (1,357)
-------------------------------------------------------------------------------------------------------------------
   Total interest rate products                  17,728      16,488       1,240      17,004      15,606       1,398
-------------------------------------------------------------------------------------------------------------------
   Foreign exchange products
      Forward contracts                           1,080         878         202       1,674       1,474         200
      Swap contracts                              2,948       2,928          20       3,298       3,435        (137)
      Purchased options                             168          --         168         369          --         369
      Written options                                --         181        (181)         --         287        (287)
-------------------------------------------------------------------------------------------------------------------
   Total foreign exchange products                4,196       3,987         209       5,341       5,196         145
-------------------------------------------------------------------------------------------------------------------
   Credit derivatives(2)
      Swap contracts                                 49           5          44          35          50         (15)
      Purchased options                              28          --          28          79          --          79
      Written options                                --          66         (66)         --          47         (47)
-------------------------------------------------------------------------------------------------------------------
   Total credit derivatives                          77          71           6         114          97          17
-------------------------------------------------------------------------------------------------------------------
   Equities(2)(3)                                 1,737       3,268      (1,531)      1,625       3,328      (1,703)
-------------------------------------------------------------------------------------------------------------------
   Other(2)(4)                                      979         980          (1)      1,639       2,168        (529)
-------------------------------------------------------------------------------------------------------------------
Total held for trading                           24,717      24,794         (77)     25,723      26,395        (672)
-------------------------------------------------------------------------------------------------------------------
Held for asset-liability management purposes
   Interest rate products
      Swap contracts                              1,869       2,363        (494)      2,122       2,105          17
      Purchased options                               9          --           9           2          --           2
      Written options                                --           1          (1)         --          65         (65)
-------------------------------------------------------------------------------------------------------------------
   Total interest rate products                   1,878       2,364        (486)      2,124       2,170         (46)
-------------------------------------------------------------------------------------------------------------------
   Foreign exchange products
      Forward contracts                             152         228         (76)         49         236        (187)
      Swap contracts                                109         298        (189)        418         105         313
      Purchased options                               1          --           1          --          --          --
-------------------------------------------------------------------------------------------------------------------
   Total foreign exchange products                  262         526        (264)        467         341         126
-------------------------------------------------------------------------------------------------------------------
   Credit derivatives(2)
      Swap contracts                                 --           1          (1)         --          --          --
      Purchased options                             200          --         200          --          --          --
      Written options(5)                             --          42         (42)         --          --          --
-------------------------------------------------------------------------------------------------------------------
   Total credit derivatives                         200          43         157          --          --          --
-------------------------------------------------------------------------------------------------------------------
   Equities(2)(3)                                    67          14          53         863           1         862
-------------------------------------------------------------------------------------------------------------------
Total held for asset-liability management         2,407       2,947        (540)      3,454       2,512         942
Total fair value                                 27,124      27,741        (617)     29,177      28,907         270
-------------------------------------------------------------------------------------------------------------------
Less: impact of master netting agreements       (18,932)    (18,932)         --     (20,014)    (20,014)         --
-------------------------------------------------------------------------------------------------------------------
                                               $  8,192    $  8,809    $   (617)   $  9,163    $  8,893    $    270
===================================================================================================================
Average fair value of derivatives held for
   trading purposes(6)
      Interest rate products                   $ 14,173    $ 13,217    $    956    $ 10,307    $  9,469    $    838
      Foreign exchange products                   4,876       4,506         370       6,980       7,269        (289)
      Credit derivatives(2)                          97          78          19         184         106          78
      Equities(2)                                 1,994       3,076      (1,082)      2,190       2,686        (496)
      Other(2)                                      953       1,518        (565)      2,136       2,572        (436)
-------------------------------------------------------------------------------------------------------------------
                                               $ 22,093    $ 22,395    $   (302)   $ 21,797    $ 22,102    $   (305)
===================================================================================================================

(1) As at October 31, 2002, deferred losses associated with derivative instruments used to hedge anticipated asset-liability management transactions (including firm commitments) were $7 million (2001: $23 million).

(2)   Reclassified from other in 2002.

(3)   Includes swaps and options.

(4)   Includes commodity forwards, swaps and options.

(5)   Reported as financial guarantees in Note 24.

(6)   Average fair values represent monthly averages.

Methods and assumptions: on-balance sheet financial instruments

Financial instruments with fair value equal to book value

Due to their short-term maturity, and where CIBC considers any difference between fair value and book value to be insignificant, the fair values of certain on-balance sheet financial instruments are assumed to equal their book values. These categories include cash resources, customers' liability under acceptances, other assets, acceptances, obligations related to securities sold short, obligations related to securities sold under repurchase agreements and other liabilities.

--------------------------------------------------------------------------------

                                       103
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Securities

The fair values of securities are detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using quoted market prices for similar securities or other third-party evidence as available.

      The quoted market price used to value publicly traded equity securities, held for investment purposes, generally does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

      For privately issued securities that have no reasonably liquid market, CIBC considers the fair value to be equal to book value. The book value of privately issued securities is adjusted to reflect other-than-temporary declines in value, including private market transactions that provide evidence of other-than-temporary impairment. Where private market transactions provide a new valuation level not incorporated in book values, this new level is used to determine fair value.

Loans

The fair values for variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. As noted above, the book value of loans is adjusted to take account of impaired assets and assets not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is reduced by the fair value of credit derivatives held as credit protection against these loans. The fair value of these credit derivatives is disclosed separately.

Mortgages

The fair values of variable-rate mortgages are assumed to equal their book value. The fair values of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.

Deposit liabilities

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their book values. The fair values of fixed-rate deposits are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits of similar terms. The fair values for deposit liabilities with embedded optionality (cashable option) include the value of those options.

Subordinated debt

The fair values are determined by reference to current market prices for the same or similar debt instruments.

Methods and assumptions: off-balance sheet financial instruments

Derivative instruments

The fair values of derivatives are based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.

      For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and potential credit exposure and take into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs of processing by type of deal and term.

Mortgage commitments

The fair value of mortgage commitments is for fixed-rate mortgage commitments and is based on increases, if any, in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that the outstanding commitments will be exercised. The fair value of these commitments is insignificant.

Credit commitments

Other commitments to extend credit are primarily variable rate and consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions, whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in CIBC's assessment of its specific and general allowances and hence, no further adjustments are made.

23. DERIVATIVE FINANCIAL INSTRUMENTS

As explained in Note 1, in the normal course of business, CIBC utilizes various derivative instruments, which will limit or give rise to varying degrees and types of risk.

Derivative products used by CIBC

The majority of CIBC's derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and a counterparty to the contract. The remainder, are transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. The agreement provides that at a predetermined future date, a cash settlement will be made between the counterparties based upon the difference between the contracted rate and a future market rate calculated on a specified notional principal amount. No exchange of principal amount takes place.

      Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward contracts in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

      Interest rate swaps are over-the-counter contracts in which two counter-parties agree to exchange interest cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate

--------------------------------------------------------------------------------

                                       104
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both sets of cash flows calculated on the same notional principal. No exchange of principal amount takes place.

      Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option) in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price that is sensitive to changes in interest rates. In managing its interest rate exposure, CIBC acts both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.

Foreign exchange derivatives

Foreign exchange forwards are contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

      Foreign exchange futures contracts are similar in mechanics to forward contracts but differ in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

      Swap contracts comprise foreign exchange swaps and cross currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical in requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets.

Equity derivatives

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

      Equity swaps are over-the-counter contracts in which one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock.

      Equity options give the purchaser of the option, for a premium, the right but not the obligation to buy from or sell to the writer of an option, an underlying equity index, basket of stocks or single stock at a contracted price.

Other derivative products

CIBC also transacts in other derivative products including commodity derivatives such as precious metal and energy-related products in both over-the-counter and exchange markets.

Notional amounts

The table below presents the notional amounts of derivative instruments.

      The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. As at October 31, 2002, the notional amounts of derivatives held for trading purposes were $1,141 billion (2001: $1,115 billion), or 87% of total notional amounts (2001: 88%). The notional amounts of derivatives held for asset-liability management were $173 billion (2001: $154 billion), or 13% of total notional amounts (2001: 12%).

--------------------------------------------------------------------------------

                                       105
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTIONAL AMOUNTS
                                Residual term to contractual maturity                                              Analysed by use
                               --------------------------------------                ---------------------------------------------
                                                                        2002 Total
                                  Under   3 to 12      1 to      Over     notional                    2002                   2001
$ millions, as at October 31   3 months    months   5 years   5 years      amounts      Trading        ALM(1)   Trading       ALM(1)
----------------------------------------------------------------------------------------------------------------------------------
Interest rate products
   Over-the-counter
      Forward rate agreements  $ 25,735  $ 12,137  $  2,548  $     --   $   40,420   $   40,420   $     --   $   36,528  $     --
      Swap contracts             87,827   136,272   308,814   161,367      694,280      574,514    119,766      530,856   116,120
      Purchased options           6,779     8,568    20,545     6,552       42,444       40,868      1,576       42,889     4,854
      Written options             4,796    11,198    23,292     7,060       46,346       46,315         31       53,772        --
---------------------------------------------------------------------------------------------------------------------------------
                                125,137   168,175   355,199   174,979      823,490      702,117    121,373      664,045   120,974
---------------------------------------------------------------------------------------------------------------------------------
   Exchange traded
      Futures contracts          26,179    64,693    17,515       130      108,517      101,540      6,977      117,326     6,565
      Purchased options           2,504     3,675     2,961        --        9,140        9,140         --        7,719        --
      Written options             3,291     6,452     4,828        --       14,571       14,571         --        8,686        --
---------------------------------------------------------------------------------------------------------------------------------
                                 31,974    74,820    25,304       130      132,228      125,251      6,977      133,731     6,565
---------------------------------------------------------------------------------------------------------------------------------
Total interest rate products    157,111   242,995   380,503   175,109      955,718      827,368    128,350      797,776   127,539
---------------------------------------------------------------------------------------------------------------------------------
Foreign exchange products
   Over-the-counter
      Forward contracts          92,084    34,946     6,789        45      133,864      105,184     28,680      111,050     9,693
      Swap contracts              3,318    10,373    27,864    25,634       67,189       58,121      9,068       57,697    12,704
      Purchased options           2,349     2,740     2,277       197        7,563        7,095        468        9,879       554
      Written options             2,034     2,704     1,638       319        6,695        6,695         --       10,115        --
---------------------------------------------------------------------------------------------------------------------------------
                                 99,785    50,763    38,568    26,195      215,311      177,095     38,216      188,741    22,951
---------------------------------------------------------------------------------------------------------------------------------
   Exchange traded
      Futures contracts              76        --        --        --           76           76         --          251        --
---------------------------------------------------------------------------------------------------------------------------------
Total foreign exchange products  99,861    50,763    38,568    26,195      215,387      177,171     38,216      188,992    22,951
---------------------------------------------------------------------------------------------------------------------------------
Credit derivatives(2)
   Over-the-counter
      Swap contracts                 94       131     1,439       127        1,791        1,791         --        1,269        --
      Purchased options           5,992     1,849    11,599     2,283       21,723       18,370      3,353       24,783       127
      Written options(3)         15,191     1,577    16,751       639       34,158       33,961        197       25,485        32
---------------------------------------------------------------------------------------------------------------------------------
Total credit derivatives         21,277     3,557    29,789     3,049       57,672       54,122      3,550       51,537       159
---------------------------------------------------------------------------------------------------------------------------------
Equities(2)(4)
   Over-the-counter               9,610    13,275    20,631     3,971       47,487       46,384      1,103       34,417     3,727
   Exchange traded               13,599     3,952     1,488        --       19,039       17,730      1,309       21,467        --
---------------------------------------------------------------------------------------------------------------------------------
Total equities                   23,209    17,227    22,119     3,971       66,526       64,114      2,412       55,884     3,727
---------------------------------------------------------------------------------------------------------------------------------
Other(2)(5)
   Over-the-counter               2,719     3,962     7,957     3,026       17,664       17,664         --       19,956        --
   Exchange traded                  421       404       218        11        1,054        1,054         --          728        --
---------------------------------------------------------------------------------------------------------------------------------
Total other                       3,140     4,366     8,175     3,037       18,718       18,718         --       20,684        --
---------------------------------------------------------------------------------------------------------------------------------
                               $304,598  $318,908  $479,154  $211,361   $1,314,021   $1,141,493   $172,528   $1,114,873  $154,376
=================================================================================================================================

(1)   ALM: asset-liability management.

(2)   Reclassified from other in 2002.

(3)   ALM written options are reported as financial guarantees in Note 24.

(4)   Includes futures, swaps and options.

(5)   Includes commodity forwards, futures, swaps and options.

Risk

Market risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

      The market risks arising through trading activities are managed in order to mitigate risk, where appropriate, and with a view to maximize trading revenue. To further manage risks, CIBC may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which CIBC is a party and the net market and credit risks to which CIBC is exposed.

Credit risk

      Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that CIBC would incur a loss in replacing the defaulted transaction. CIBC limits the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy and by actively pursuing risk mitigation opportunities through the use of multi-product master netting agreements, collateral and other credit mitigation techniques. Credit risk on exchange traded futures and options is limited as these transactions are standardized contracts executed on established exchanges that assume the obligations of counterparties, and are subject to initial margins and daily settlement of variation margins.

      Written options generally have no credit risk if the counterparty has already performed in accordance with the terms of the contract through an upfront payment of the premium. Written options will however have some credit risk to the extent of any unpaid premiums.

      The table below summarizes the credit exposure of CIBC arising from derivative instruments. The current replacement cost is the estimated

--------------------------------------------------------------------------------

                                       106
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

cost of replacement of all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

      The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount that the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. OSFI prescribes a standard measure of counterparty credit risk to be applied to the credit equivalent amount to arrive at the risk-weighted amount. This is presently used in determining the regulatory capital requirements for derivatives.

      CIBC negotiates master netting agreements with counterparties with which it has significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties, as well as to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties.

-------------------------------------------------------------------------------------
CREDIT RISK
                                                                                 2002
-------------------------------------------------------------------------------------
                                      Current replacement cost      Credit      Risk-
                                 -----------------------------  equivalent   weighted
$ millions, as at October 31      Trading       ALM      Total      amount     amount
-------------------------------------------------------------------------------------
Interest rate products
   Forward rate agreements       $     38    $   --   $     38    $     51    $    13
   Swap contracts                  16,662     1,869     18,531      22,400      6,011
   Purchased options                1,028         9      1,037       1,238        345
-------------------------------------------------------------------------------------
                                   17,728     1,878     19,606      23,689      6,369
-------------------------------------------------------------------------------------
Foreign exchange products
   Forward contracts                1,080       152      1,232       2,550        804
   Swap contracts                   2,948       109      3,057       6,510      1,691
   Purchased options                  168         1        169         348        124
-------------------------------------------------------------------------------------
                                    4,196       262      4,458       9,408      2,619
-------------------------------------------------------------------------------------
Credit derivatives(1) (2)
   Swap contracts                      49        --         49         191         92
   Purchased options                   28        --         28       1,360        541
-------------------------------------------------------------------------------------
                                       77        --         77       1,551        633
-------------------------------------------------------------------------------------
Equities(1)(3)                      1,737        67      1,804       4,033      1,342
-------------------------------------------------------------------------------------
Other(1)(4)                           979        --        979       2,737      1,246
-------------------------------------------------------------------------------------
                                   24,717     2,207     26,924      41,418     12,209
Less: impact of master netting
   agreements                     (18,932)       --    (18,932)    (24,402)    (6,733)
-------------------------------------------------------------------------------------
                                 $  5,785    $2,207   $  7,992    $ 17,016    $ 5,476
=====================================================================================

                                                                                 2001
-------------------------------------------------------------------------------------
                                      Current replacement cost      Credit      Risk-
                                  ----------------------------  equivalent   weighted
$ millions, as at October 31      Trading       ALM      Total      amount     amount
-------------------------------------------------------------------------------------
Interest rate products
   Forward rate agreements       $     50    $   --   $     50    $     71    $    22
   Swap contracts                  15,794     2,122     17,916      21,562      5,844
   Purchased options                1,160         2      1,162       1,383        397
-------------------------------------------------------------------------------------
                                   17,004     2,124     19,128      23,016      6,263
-------------------------------------------------------------------------------------
Foreign exchange products
   Forward contracts                1,674        49      1,723       3,086        961
   Swap contracts                   3,298       418      3,716       7,012      1,867
   Purchased options                  369        --        369         598        201
-------------------------------------------------------------------------------------
                                    5,341       467      5,808      10,696      3,029
-------------------------------------------------------------------------------------
Credit derivatives(1) (2)
   Swap contracts                      35        --         35         155         77
   Purchased options                   79        --         79       1,907        705
-------------------------------------------------------------------------------------
                                      114        --        114       2,062        782
-------------------------------------------------------------------------------------
Equities(1)(3)                      1,625       863      2,488       4,217      1,351
-------------------------------------------------------------------------------------
Other(1)(4)                         1,639        --      1,639       3,571      1,657
-------------------------------------------------------------------------------------
                                   25,723     3,454     29,177      43,562     13,082
Less: impact of master netting
   agreements                     (20,014)       --    (20,014)    (24,516)    (7,010)
-------------------------------------------------------------------------------------
                                 $  5,709    $3,454   $  9,163    $ 19,046    $ 6,072
=====================================================================================

(1)   Reclassified from other in 2002.

(2) ALM credit derivative purchased options, with a replacement cost of $200 million, are given guarantee treatment for credit risk capital purposes, and are excluded from the table above.

(3)   Includes swaps and options.

(4)   Includes commodity forwards, swaps and options.

                                       107
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. CREDIT-RELATED ARRANGEMENTS

Credit-related arrangements are off-balance sheet instruments and are typically entered into to meet the financing needs of customers or to facilitate international trade. CIBC's policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that CIBC could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn down, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or credit risk.

                                                                Contract amounts
                                                        ------------------------
$ millions, as at October 31                                2002            2001
--------------------------------------------------------------------------------
Lines of credit(1)                                      $ 97,992        $103,569
Direct credit substitutes:
   Financial guarantees(2)                                 7,345           7,570
   Securities lent                                        17,510          16,283
Transaction-related contingencies                          1,696           1,464
Documentary letters of credit                                185             217
Other(3)                                                     367             310
--------------------------------------------------------------------------------
                                                        $125,095        $129,413
================================================================================

(1)   Includes irrevocable lines of credit totalling $76,972 million (2001:
      $83,896 million) of which $63,805 million (2001: $64,383 million) will expire in one year or less, and excludes lines of credit for credit cards as the lines are short term in nature and are revocable at CIBC's discretion.

(2) Includes credit derivatives - written options of $197 million (2001: $32 million), which have also been reported as derivatives in Note 23.

(3)   Includes forward asset purchases.

Lines of credit are undrawn lending facilities that have been approved by CIBC to meet the business requirements of customers. The majority of such commitments are of a general nature with annual review provisions and/or various conditions for drawdown. The credit risk associated with undrawn lending facilities arises from the possibility that a commitment may be drawn down as a loan. Therefore, a lending commitment is subject to the same credit review process as a loan. The amount of collateral obtained, if deemed necessary by CIBC, is based on management's credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

      Direct credit substitutes include guarantees or equivalent instruments, such as standby letters of credit which back financial obligations of the customer. Also included as direct credit substitutes are securities lent against collateral. The credit risk associated with direct credit substitutes is essentially the same as that involved in extending loan commitments to customers. The amount of collateral obtained, if deemed necessary by CIBC, is based on management's credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

      Transaction-related contingencies are guarantees, which back particular performance obligations rather than customers' financial obligations. Examples of transaction-related contingencies are performance bonds, warranties and indemnities.

      Documentary letters of credit are short-term instruments issued on behalf of a customer, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. CIBC is at risk for any drafts drawn that are not ultimately settled by the customer, however the amounts drawn are collateralized by the related goods.

25. CONCENTRATION OF CREDIT RISK

Concentrations of credit exposure may arise with a group of counterparties which have similar economic characteristics or that are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

      The amounts of foreign and domestic credit exposure associated with CIBC's on-balance sheet financial instruments are summarized in the table "Geographic Distribution of Major Assets" in Note 26.

      The amounts of credit exposure associated with CIBC's off-balance sheet financial instruments are summarized in the table below.

----------------------------------------------------------------------------------------------------------------------------------
CREDIT EXPOSURE
                                                                                 2002                                         2001
----------------------------------------------------------------------------------------------------------------------------------
                                                        United      Other                            United      Other
$ millions, as at October 31                 Canada     States  countries       Total     Canada     States  countries       Total
----------------------------------------------------------------------------------------------------------------------------------
Credit-related arrangements(1)
   Lines of credit                          $51,950    $36,998    $ 9,044    $ 97,992    $40,994    $55,563    $ 7,012    $103,569
   Other credit-related arrangements         19,937      4,214      2,952      27,103     16,853      6,036      2,955      25,844
----------------------------------------------------------------------------------------------------------------------------------
                                            $71,887    $41,212    $11,996    $125,095    $57,847    $61,599    $ 9,967    $129,413
==================================================================================================================================
Derivative instruments(2)(3)
   By counterparty type
      Financial institutions                $ 2,834    $ 9,435    $10,647    $ 22,916    $ 3,738    $ 9,830    $10,771    $ 24,339
      Governments                               962         10          3         975      1,060          8          5       1,073
      Other                                   1,250      1,160        623       3,033      1,757      1,400        608       3,765
----------------------------------------------------------------------------------------------------------------------------------
                                              5,046     10,605     11,273      26,924      6,555     11,238     11,384      29,177
Less: impact of master netting agreements    (3,453)    (8,090)    (7,389)    (18,932)    (4,157)    (8,567)    (7,290)    (20,014)
----------------------------------------------------------------------------------------------------------------------------------
Total derivative instruments                $ 1,593    $ 2,515    $ 3,884    $  7,992    $ 2,398    $ 2,671    $ 4,094    $  9,163
==================================================================================================================================

(1) Credit-related arrangements are allocated based on the location in which they are recorded.

(2) Derivative instruments are allocated based on the location of ultimate risk.

(3) ALM credit derivative purchased options, with a replacement cost of $200 million, are given guarantee treatment for credit risk capital purposes, and are excluded from the table above.

--------------------------------------------------------------------------------

                                       108
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENTED INFORMATION

During the year, CIBC merged most of the businesses within Electronic Commerce and Retail and Small Business Banking into a new business line, CIBC Retail Markets. Amicus (previously part of Electronic Commerce) became a separate business line, and Technology and Operations became a part of Corporate and Other. In addition, asset management moved from private client investment to wealth products, both within CIBC Wealth Management.

      As a result, CIBC is organized into four business lines that are segmented on the basis of products and services provided or delivery channels used. The four business lines are: CIBC Retail Markets, CIBC Wealth Management, CIBC World Markets, and Amicus. These business lines are supported by four functional groups which form Corporate and Other: Treasury, Balance Sheet and Risk Management (TBRM); Administration; Technology and Operations; and Corporate Development.

      Comparative figures have been reclassified to reflect the new management reporting structure.

      CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through CIBC's Canadian branch network and through electronic channels, such as telephone banking, internet banking and ABMs. The business line's suite of products comprises personal and small business loans, card products, mortgages and insurance. The business line also manages the payments business (chequing, savings and current accounts) for which revenue and expenses are allocated to all the customer segments. It also has an approximate 44% equity investment in FCIB. FCIB was formed on October 11, 2002 as a result of the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC.

      CIBC Wealth Management is focused on providing relationship-based advisory sales, service and product solutions to the full spectrum of wealth building clients. The business delivers a wide selection of investment products and services - full-service brokerage in Canada and the U.S., discount brokerage, asset management, global private banking and trust, and a broad selection of investment and credit services through its branch-based sales force.

      CIBC World Markets is a full-service investment bank, active throughout North America, with niche capabilities in the U.K. and Asia.

      Amicus comprises the co-branded retail electronic banking businesses, including President's Choice Financial (Loblaw Companies Limited), Marketplace Bank (Winn-Dixie Stores, Inc.), Safeway SELECT Bank (Safeway Inc.) and the non-branch ABM business. As previously announced, CIBC decided to close its U.S. electronic banking operations and focus on further developing its electronic banking operations in Canada.

      Corporate and Other comprises the four functional groups - TBRM; Administration; Technology and Operations; and Corporate Development -as well as CIBC Mellon's custody business and other revenue and expense items not directly attributable to the business lines. TBRM revenue, expenses and balance sheet (including capital) items are allocated to the business lines through a combination of funds transfer pricing and revenue, expense and balance sheet (including capital) allocation models. TBRM is responsible for CIBC's overall balance sheet (including capital) and risk measurement, monitoring and control. As well, TBRM's integrated Treasury Division provides CIBC-wide asset-liability, funding, liquidity and cash collateral management. Activities of the functional groups on behalf of CIBC as a whole are included in Corporate and Other. Expenses of these groups are generally allocated to the business lines.

--------------------------------------------------------------------------------

                                       109
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RESULTS BY BUSINESS LINE
                                                                   CIBC        CIBC        CIBC
                                                                 Retail      Wealth       World              Corporate         CIBC
$ millions, for the years ended October 31                      Markets  Management     Markets     Amicus   and Other        Total
-----------------------------------------------------------------------------------------------------------------------------------
2002 Net interest income (TEB)(1)                              $  3,855    $    609    $    850   $    110    $    197     $  5,621
     Non-interest income                                          1,600       1,816       1,951        120          44        5,531
     Intersegment revenue(2)                                       (576)        368         212         --          (4)          --
     Total revenue (TEB)(1)                                       4,879       2,793       3,013        230         237       11,152
-----------------------------------------------------------------------------------------------------------------------------------
     Provision for credit losses                                    418          --       1,062         20          --        1,500
     Non-interest expenses                                        2,773       2,557       2,459        585         241        8,615
     Restructuring charge                                            58          (6)         59        366          37          514
-----------------------------------------------------------------------------------------------------------------------------------
     Income (loss) before taxes and non-controlling interests     1,630         242        (567)      (741)        (41)         523
     Income taxes                                                   436          66        (415)      (273)         18         (168)
     Non-controlling interests                                       23          --          (8)        --          23           38
-----------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                         $  1,171    $    176    $   (144)  $   (468)   $    (82)    $    653
===================================================================================================================================
     Average assets(3)                                         $144,585    $ 27,315    $115,410   $  5,200    $     --     $292,510
===================================================================================================================================
2001 Net interest income (TEB)(1)                              $  3,510    $    561    $    323   $     62    $    237     $  4,693
     Non-interest income                                          1,441       1,404       3,525         93         150        6,613
     Intersegment revenue(2)                                       (562)        351         218         (7)         --           --
     Total revenue (TEB)(1)                                       4,389       2,316       4,066        148         387       11,306
-----------------------------------------------------------------------------------------------------------------------------------
     Provision for credit losses                                    396          --         694         10          --        1,100
     Non-interest expenses                                        2,653       1,887       2,667        538         274        8,019
     Restructuring charge                                            32          33          63         40          39          207
-----------------------------------------------------------------------------------------------------------------------------------
     Income (loss) before taxes and non-controlling interests     1,308         396         642       (440)         74        1,980
     Income taxes                                                   362          85        (177)      (166)        132          236
     Non-controlling interests                                       29          --          11         --          18           58
-----------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                         $    917    $    311    $    808   $   (274)   $    (76)    $  1,686
-----------------------------------------------------------------------------------------------------------------------------------
     Average assets(3)                                         $131,406    $ 22,918    $121,969   $  2,505    $     --     $278,798
===================================================================================================================================
2000 Net interest income (TEB)(1)                              $  3,259    $    576    $    407   $     25    $    146     $  4,413
     Non-interest income                                          1,443       1,837       4,138         55         324        7,797
     Intersegment revenue(2)                                       (559)        328         236         (5)         --           --
-----------------------------------------------------------------------------------------------------------------------------------
     Total revenue (TEB)(1)                                       4,143       2,741       4,781         75         470       12,210
     Provision for credit losses                                    679           1         286          4         250(4)     1,220
     Non-interest expenses                                        2,539       2,104       2,938        290         256        8,127
-----------------------------------------------------------------------------------------------------------------------------------
     Restructuring charge                                             1         (11)         --         --         (21)         (31)
     Income (loss) before taxes and non-controlling interests       924         647       1,557       (219)        (15)       2,894
     Income taxes                                                   211         213         410        (90)         28          772
     Non-controlling interests                                       26          --          24         --          12           62
-----------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                         $    687    $    434    $  1,123   $   (129)   $    (55)    $  2,060
===================================================================================================================================
     Average assets(3)                                         $124,969    $ 19,307    $117,900   $    642    $    301     $263,119
===================================================================================================================================

(1) Taxable equivalent basis (TEB). Net interest income includes tax-exempt income on certain securities. Since this income is not taxable to CIBC, the rate of interest or dividend received by CIBC is significantly lower than would apply to a loan of the same amount. As the impact of tax-exempt income varies from year to year, such income has been adjusted to a taxable equivalent basis to permit uniform measurement and comparison of net interest income. An equal and offsetting adjustment is made to increase the provision for income taxes. This is the measure reviewed by CIBC's management.

(2) Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3) Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC's management.

(4)   Represents an increase in the general allowance for credit losses.

Results for CIBC's operating segments are based on CIBC's internal financial reporting systems that are maintained on a taxable equivalent basis and adjusted to be consistent with systems utilized in the preparation of CIBC's consolidated financial statements. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are matched against the revenue to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.

      To measure and report the results of operations of the four business lines, CIBC utilizes the Manufacturer/Customer Segment/Distributor Management Model that was developed in 2000. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities are fully allocated to the other business lines. In addition, the revenue, expenses and balance sheet items (including capital) of the four functional groups are generally allocated to the four business lines. This model allows management to better understand the economics of CIBC's customer segments, products and delivery channels.

      The model utilizes certain estimates and allocation methodologies in the preparation of segmented financial information. These estimates and methodologies may be refined from time to time and restatement of various periods may occur.

      In 2001, CIBC refined certain estimates and allocation methodologies underlying the model. Key changes included refinements to customer

--------------------------------------------------------------------------------

                                       110
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

segmentation and cost recovery methodologies. These changes primarily affected Imperial Service in the CIBC Wealth Management business line and both personal banking and small business banking in the CIBC Retail Markets business line. Prior year segmented financial information has been reclassified.

      Each year, the sales and service fees paid to segments for certain products are renegotiated among the business lines. Prior year financial information has not been reclassified to reflect these fee changes.

Revenue

Revenue for each of the business lines is summarized as follows:

--------------------------------------------------------------------------------
REVENUE BY BUSINESS LINE(1) (TEB)

$ millions, for the years ended October 31             2002       2001      2000
--------------------------------------------------------------------------------
CIBC Retail Markets
   Personal banking                                 $ 1,126    $   993   $   952
   Small business banking                               720        661       681
   West Indies                                          448        281       268
   Cards                                              1,241      1,128       936
   Lending products                                     582        634       624
   Mortgages                                            623        479       332
   Insurance                                             72         50       245
   Other                                                 67        163       105
--------------------------------------------------------------------------------
                                                      4,879      4,389     4,143
--------------------------------------------------------------------------------
CIBC Wealth Management
   Imperial Service                                     667        627       558
   Private client investment                          1,320        977     1,280
   Global private banking and trust                     127        145       191
   Wealth products                                      643        486       663
   Other                                                 36         81        49
--------------------------------------------------------------------------------
                                                      2,793      2,316     2,741
--------------------------------------------------------------------------------
CIBC World Markets
   Capital markets                                    1,288      1,534     1,516
   Investment banking and
      credit products                                 1,115      1,474     1,723
   Merchant banking                                     198        569     1,021
   Commercial banking                                   446        481       491
   Other                                                (34)         8        30
--------------------------------------------------------------------------------
                                                      3,013      4,066     4,781
--------------------------------------------------------------------------------
Amicus                                                  230        148        75
--------------------------------------------------------------------------------
Corporate and Other                                     237        387       470
--------------------------------------------------------------------------------
Total(2)                                            $11,152    $11,306   $12,210
================================================================================

(1) Revenue includes the impact of internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(2) A TEB adjustment of $111 million (2001: $144 million; 2000: $131 million) must be deducted from this table to reconcile combined segment revenue to reported revenue of $11,041 million (2001: $11,162 million; 2000: $12,079 million) in the consolidated statements of income.

CIBC Retail Markets

Personal banking is the individual customer segment (customers other than those in Imperial Service and global private banking and trust). Revenue is earned from commission and service fees paid by CIBC's product groups, primarily the investments, deposits, mortgages and lending products businesses.

      Small business banking is the customer segment supporting small owner-operated businesses, including owners' personal holdings. Revenue is earned from commission and service fees paid by CIBC's product groups, primarily the investments, deposits, mortgages and lending products businesses.

      West Indies prior to October 11, 2002, when FCIB was formed, was a full-service banking operation in eight countries, servicing all customer segments through a 42-branch network and electronic delivery channels. Revenue was earned on net interest spreads, and sales and service fees. FCIB was formed as a result of the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC. After the formation of FCIB, revenue represents CIBC's earnings from its approximate 44% equity investment in FCIB.

      Cards comprises a portfolio of credit cards. Revenue is earned through spreads and fees.

      Lending products comprises personal (including student loans), small business and agricultural lending portfolios. Revenue is earned through net interest spreads and service fees, less internal commissions paid to the customer segments.

      Mortgages includes both residential and commercial mortgages. Revenue is earned through spreads, fees, mortgage sales and hedging activities, less internal commissions paid to the customer segments.

      Insurance provides creditor insurance products. Revenue comprises earned premiums less claims plus investment income.

      Other includes electronic and self-service banking, and the allocation of a portion of treasury revenue.

CIBC Wealth Management

Imperial Service is the customer segment offering financial advice to CIBC's affluent clients. Specially trained financial advisers support the financial planning and product fulfillment needs of these clients. Revenue is earned primarily from sales and service fees paid by CIBC's product groups.

      Private client investment generates fees and commissions from full-service retail brokerage, providing equity and debt investments, mutual fund products, asset management services and advisory and financial planning services to individuals in Canada and the U.S.

      Global private banking and trust provides a comprehensive range of global solutions, including investment management, trusts, private banking and global custody, to meet the financial management needs of individuals, families and corporations with significant financial resources. Revenue is earned from net interest spreads, fees and commissions.

      Wealth products includes mutual funds, investment management services, GICs and discount brokerage services. These investment products are developed and distributed to retail, institutional, small business and Imperial Service customers. Revenue is earned from net interest spreads, fees and commissions.

      Other consists primarily of the allocation of a portion of treasury revenue.

CIBC World Markets

Capital markets operates trading, sales and research businesses serving institutional, corporate and government clients across North America and around the world. Revenue is generated from fees, commissions, spread-based income and from taking proprietary positions within prescribed risk parameters.

      Investment banking and credit products provides advisory services and underwriting of debt, credit and equity for corporate and government clients across North America and around the world. Revenue is earned from fees relating to merger and acquisition services, underwriting activities, advisory services, and loan syndications. In addition, net interest is earned on spreads on corporate loans.

                                       111
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      Merchant banking makes investments to create, grow and recapital-ize companies across a variety of industries. Revenue is generated from fees, interest and dividends earned on investments and from gains or losses associated with these investments.

      Commercial banking originates financial solutions centred around credit products for medium-sized businesses in Canada. Revenue is generated from interest, fees and service charges.

      Other includes the allocation of a portion of treasury revenue, net of unallocated funding charges; CEF Capital, an affiliated Asian merchant bank holding company; and other revenue not directly attributed to the main businesses listed above.

Geographic distribution

CIBC earns revenue and incurs expenses from domestic and foreign activities, and has domestic and foreign assets from which income is earned. Assets are allocated based on the location of ultimate risk, while net income (loss) and related income taxes are allocated based on the geographic location in which income is recorded. The geographic distribution of net income (loss) and major assets are set out in the following tables.

      Included in the geographic distribution of major assets are loans and acceptances, net of allowance for credit losses, totalling $160 billion, and no industry or foreign jurisdiction accounts for more than 10% of this amount, except for the U.S. which accounts for 13% of the total amount outstanding.

-------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC DISTRIBUTION OF NET INCOME (LOSS)
                                                                           United       West       Other
$ millions, for the years ended October 31                       Canada    States     Indies   countries      Total
-------------------------------------------------------------------------------------------------------------------
2002 Net interest income                                        $ 4,421   $   347    $   522     $   220    $ 5,510
     Non-interest income                                          3,388       655      1,210         278      5,531
-------------------------------------------------------------------------------------------------------------------
     Total revenue                                                7,809     1,002      1,732         498     11,041
     Provision for credit losses                                    540       827         --         133      1,500
     Non-interest expenses                                        5,732     2,787        210         400      9,129
-------------------------------------------------------------------------------------------------------------------
     Income (loss) before taxes and non-controlling interests     1,537    (2,612)     1,522         (35)       412
     Income taxes                                                   590    (1,109)       269         (29)      (279)
     Non-controlling interests                                       23        (8)        23          --         38
-------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                          $   924   $(1,495)   $ 1,230     $    (6)   $   653
===================================================================================================================
2001 Net interest income                                        $ 3,468   $    (5)   $   770     $   316    $ 4,549
     Non-interest income                                          3,247     2,183        866         317      6,613
-------------------------------------------------------------------------------------------------------------------
     Total revenue                                                6,715     2,178      1,636         633     11,162
     Provision for credit losses                                    476       620          9          (5)     1,100
     Non-interest expenses                                        5,093     2,591        191         351      8,226
-------------------------------------------------------------------------------------------------------------------
     Income (loss) before taxes and non-controlling interests     1,146    (1,033)     1,436         287      1,836
     Income taxes                                                   536      (686)       195          47         92
     Non-controlling interests                                       12        11         35          --         58
-------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                          $   598   $  (358)   $ 1,206     $   240    $ 1,686
===================================================================================================================
2000 Net interest income                                        $ 2,957   $   119    $   772     $   434    $ 4,282
     Non-interest income                                          4,032     2,827        867          71      7,797
-------------------------------------------------------------------------------------------------------------------
     Total revenue                                                6,989     2,946      1,639         505     12,079
     Provision for credit losses                                  1,034       166         21          (1)     1,220
     Non-interest expenses                                        4,918     2,632        185         361      8,096
-------------------------------------------------------------------------------------------------------------------
     Income before taxes and non-controlling interests            1,037       148      1,433         145      2,763
     Income taxes                                                   428        22        220         (29)       641
     Non-controlling interests                                       12        24         26          --         62
-------------------------------------------------------------------------------------------------------------------
     Net income                                                 $   597   $   102    $ 1,187     $   174    $ 2,060
===================================================================================================================

--------------------------------------------------------------------------------

                                       112
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GEOGRAPHIC DISTRIBUTION OF MAJOR ASSETS(1)

$ millions, as at September 30 and October 31                  2002        2001         2000
--------------------------------------------------------------------------------------------
Canada                                                    $ 171,083   $ 174,031    $ 157,493
United States                                                57,450      66,329       66,079
--------------------------------------------------------------------------------------------
Europe                United Kingdom                          5,811       6,432        6,862
                      France                                  3,049       3,637        3,731
                      Germany                                 6,367       6,626        6,469
                      Other European countries                9,684      10,413        9,173
--------------------------------------------------------------------------------------------
                                                             24,911      27,108       26,235
--------------------------------------------------------------------------------------------
Latin America                                                   334         535          510
--------------------------------------------------------------------------------------------
West Indies                                                   1,823       5,088        4,776
--------------------------------------------------------------------------------------------
Asia and Pacific      Japan                                   1,878       1,889        2,072
                      Hong Kong                                 870         985        1,172
                      Australia                                 230         346          439
                      Other Asian and Pacific countries         636         770        1,348
--------------------------------------------------------------------------------------------
                                                              3,614       3,990        5,031
--------------------------------------------------------------------------------------------
Middle East and Africa                                          171         568        1,041
--------------------------------------------------------------------------------------------
General allowance for credit losses(2)                           --      (1,250)      (1,250)
--------------------------------------------------------------------------------------------
Major assets(1)                                             259,386     276,399      259,915
Other assets                                                 13,835      11,097        8,975
--------------------------------------------------------------------------------------------
Total assets as at September 30(3)                          273,221     287,496      268,890
Net change in October(3)                                         72         (22)      (1,188)
--------------------------------------------------------------------------------------------
Total assets as at October 31                             $ 273,293   $ 287,474    $ 267,702
============================================================================================
Canadian currency(4)                                      $ 172,979   $ 178,895    $ 161,393
Foreign currencies                                        $ 100,314   $ 108,579    $ 106,309
============================================================================================

(1) Major assets consist of cash, loans, securities, deposits with banks, customers' liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2) Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to geographic regions in 2002. Prior to 2002, the general allowance was not allocated.

(3) The information presented here is compiled for regulatory purposes and reported on a calendar quarter basis. Significant movement in October has been assigned to the appropriate geographic regions.

(4) For purposes of presentation, the general allowance for credit losses has been entirely applied to Canadian dollar-based-lending.

27. COMMITMENTS AND CONTINGENT LIABILITIES

Long-term commitments for leases

CIBC has obligations under non-cancellable leases for buildings and equipment.

      Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

--------------------------------------------------------------------------------
LEASE COMMITMENTS(1)(2)(3)

$ millions
--------------------------------------------------------------------------------
2003                                                                      $  423
2004                                                                         396
2005                                                                         335
2006                                                                         286
2007                                                                         223
2008 and thereafter                                                        1,038
================================================================================

(1) Total rental expense in respect of buildings and equipment charged to the consolidated statements of income was $487 million (2001: $412 million; 2000: $428 million).

(2) Includes future minimum lease commitments under sale-leaseback amounting to $54 million in 2003, $51 million in 2004, $51 million in 2005, $50 million in 2006, $49 million in 2007 and $171 million in 2008 and thereafter.

(3) Includes $168 million relating to one of CIBC's premises in New York. These premises were sublet, with the commencement date effective November 2002.

Other commitments and contingent liabilities

In the ordinary course of business, securities and other assets are pledged against liabilities or used to facilitate certain activities. The table presents the details of notional amounts pledged.

--------------------------------------------------------------------------------
PLEDGED ASSETS

$ millions, as at October 31                                     2002       2001
--------------------------------------------------------------------------------
Foreign governments and central banks(1)                      $ 2,757    $ 3,937
Clearing systems, payment systems and depositories(1)             728        680
Margins for exchange traded futures
   and options, and collateralized
   derivative transactions                                      1,977      3,033
Collateral related to securities borrowed,
   securities sold short and securities lent
   or sold under repurchase agreements                         21,316     36,607
--------------------------------------------------------------------------------
                                                              $26,778    $44,257
================================================================================

(1) Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

CIBC and in some cases certain of its affiliates have been named as defendants in five Enron related actions along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants. Three of those cases are putative class actions brought on behalf of individuals who purchased Enron or NewPower securities. The remaining two actions were brought by purchasers of Marlin

--------------------------------------------------------------------------------

                                       113
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Water Trust notes issued by an Enron special purpose entity. CIBC believes that each of these lawsuits filed against CIBC and its affiliates is without merit and intends to defend each of these actions vigorously.

      Additionally, CIBC and certain of its affiliates have received inquiries and requests for information from various regulatory and governmental agencies and a U.S. Senate committee regarding certain transactions and business relationships with Enron and its affiliates. CIBC will continue to cooperate fully with these authorities and with such other agencies and authorities as may request information.

      In addition to the matters described above, CIBC and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or results of the bank's operations.

--------------------------------------------------------------------------------
28. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CIBC's consolidated financial statements are prepared in accordance with Canadian GAAP, including the accounting requirements of OSFI. Set out below are more significant differences which would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.

----------------------------------------------------------------------------------------------------------------------------------
CONDENSED CONSOLIDATED BALANCE SHEETS
                                                                                  2002                                     2001(1)
----------------------------------------------------------------------------------------------------------------------------------
                                                   Canadian                       U.S.    Canadian                         U.S.
$ millions, as at October 31                           GAAP   Adjustments         GAAP        GAAP(2)  Adjustments         GAAP(2)
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash resources                                    $   9,512     $     308    $   9,820   $  11,350       $      --    $  11,350
Securities
   Securities held for investment                    20,583       (20,583)          --      22,849         (22,849)          --
   Securities available for sale                         --        19,666       19,666          --          23,650       23,650
   Securities held for trading                       44,628            52       44,680      51,798              50       51,848
   Loan substitute securities                            81           (81)          --         147            (147)          --
Loans                                               153,089         1,661      154,750     155,640              --      155,640
Other
   Derivative instruments market valuation           24,717         1,385       26,102      25,723           2,066       27,789
   Customers' liability under acceptances             6,848            --        6,848       8,100              --        8,100
   Land, buildings and equipment                      2,247            --        2,247       1,769              --        1,769
   Goodwill                                           1,078           (73)       1,005         400              --          400
   Other intangible assets                              297            --          297         228              --          228
   Other assets                                      10,213         2,631       12,844       9,470             165        9,635
----------------------------------------------------------------------------------------------------------------------------------
                                                  $ 273,293     $   4,966    $ 278,259   $ 287,474       $   2,935    $ 290,409
==================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                          $ 196,630     $   2,052    $ 198,682   $ 194,352       $     273    $ 194,625
Other
   Derivative instruments market valuation           24,794         1,818       26,612      26,395             588       26,983
   Acceptances                                        6,878            --        6,878       8,100              --        8,100
   Obligations related to securities sold short       8,436           779        9,215      11,213              --       11,213
   Obligations related to securities lent or
      sold under repurchase agreements                9,615            --        9,615      21,403              --       21,403
   Other liabilities                                 10,980           329       11,309      10,112             877       10,989
Subordinated indebtedness                             3,627            (7)       3,620       3,999             150        4,149
Shareholders' equity
   Preferred shares                                   3,088            --        3,088       2,299              --        2,299
   Common shares                                      2,842           (11)       2,831       2,827              --        2,827
   Contributed surplus                                   26            --           26          --              --           --
   Retained earnings                                  6,377          (427)       5,950       6,774               4        6,778
   Accumulated other comprehensive income                --           433          433          --           1,043        1,043
----------------------------------------------------------------------------------------------------------------------------------
                                                  $ 273,293     $   4,966    $ 278,259   $ 287,474       $   2,935    $ 290,409
==================================================================================================================================

(1)   Restated.

(2) Certain comparative figures have been reclassified to conform with the presentation used in 2002.

--------------------------------------------------------------------------------

                                       114
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

$ millions, except per share amounts,
for the years ended October 31                2002         2001(1)(2)         2000(2)
-------------------------------------------------------------------------------------
Net income as reported                   $     653    $   1,686          $   2,060
-------------------------------------------------------------------------------------
Provision for credit losses                   (123)          --                 --
Non-interest income
      Trading activities                         2           (8)                35
      Equity accounting adjustments            (60)         (56)               (31)
      Impairment measurements                   --          (18)                --
      Other                                    123           --                 --
      Derivative instruments and
         hedging activities
            Transitional provision              --          183                 --
            Current year adjustments          (635)          87                 --
Non-interest expenses
      Employee future benefits                 (17)         (98)               (67)
      Restructuring charge                      --           --               (216)
      Stock-based compensation                 (39)          (9)               (28)
      Lease termination costs                   --          (50)                50
Income taxes and net change in
   income taxes due to the above items         275          (16)               110
-------------------------------------------------------------------------------------
                                              (474)          15               (147)
-------------------------------------------------------------------------------------
Net income based on U.S. GAAP                  179        1,701              1,913
Preferred share dividends and premiums        (165)        (121)              (128)
-------------------------------------------------------------------------------------
Net income applicable to common
   shares based on U.S. GAAP             $      14    $   1,580          $   1,785
=====================================================================================
Weighted-average common shares
   outstanding (thousands)                 360,553      372,305            388,951
Add: number of incremental shares(3)         3,654        3,477              1,279
-------------------------------------------------------------------------------------
Weighted-average diluted common
   shares outstanding (thousands)          364,207      375,782            390,230
=====================================================================================
Basic EPS                                $    0.05    $    4.24          $    4.59
Diluted EPS                              $    0.05    $    4.20          $    4.57
=====================================================================================

(1)   Restated.

(2) Adjusted for the retroactive application of equity accounting due to additional interests acquired in the investments during 2002.

(3) It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as SARs.

Comprehensive income

Statement of Financial Accounting Standard (SFAS) 130, "Reporting Comprehensive Income," requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

$ millions, for the years ended October 31        2002       2001(1)       2000
--------------------------------------------------------------------------------
Net income based on U.S. GAAP                    $ 179    $ 1,701       $ 1,913
--------------------------------------------------------------------------------
Other comprehensive income, net of tax
   Change in foreign currency
      translation adjustments(2)                     2         38             8
   Change in net unrealized losses
      on securities available for sale(3)(4)      (115)    (1,119)         (637)
   Change in net unrealized (losses)
      gains on hedges of securities
      available for sale                            --        (51)           51
   Derivative instruments and
      hedging activities
         Transitional provision(5)                  --        (17)           --
         Change in unrealized
            (losses) gains(5)                     (485)       499            --
   Change in additional
      pension obligation(6)                        (12)        --            --
--------------------------------------------------------------------------------
Total other comprehensive income                  (610)      (650)         (578)
================================================================================
Comprehensive income                             $(431)   $ 1,051       $ 1,335
================================================================================

(1)   Restated.

(2) Net of income tax (expense) benefit of $(107) million (2001: $323 million; 2000: $179 million).

(3) Net of income tax benefit of $1 million (2001: $690 million; 2000: $414 million).

(4) Net of reclassification adjustments for net realized gains included in net income of $70 million (2001: $819 million; 2000: $1,063 million).

(5) Net of income tax benefit (expense) of $306 million (2001: $(303) million; 2000: nil).

(6)   Net of income tax benefit of $6 million (2001: nil; 2000: nil).

--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME

$ millions, as at or for the years ended October 31   2002      2001(1)     2000
--------------------------------------------------------------------------------
Accumulated other comprehensive
   income net of tax
      Unrealized foreign currency
         translation gains                            $ 42    $   40      $    2
      Unrealized gains on securities
         available for sale                            406       521       1,640
      Unrealized gains on hedges
         of available-for-sale securities               --        --          51
      Unrealized (losses) gains on
         derivatives designated as hedges               (3)      482          --
      Additional pension obligation                    (12)       --          --
--------------------------------------------------------------------------------
Balance at end of year                                $433    $1,043      $1,693
================================================================================

(1)   Restated.

A. 2001 Restatement

In 2002, CIBC concluded that in 2001 it did not meet all of the hedge accounting criteria in SFAS 133 for certain of our derivative instruments, notwithstanding that all of these instruments were designated as hedges and highly effective in achieving their intended purpose from an economic point of view. Consequently, CIBC has revised the 2001 U.S. GAAP results. Net income has increased by $90 million (income before tax increased by $154 million); both basic and diluted EPS increased by $0.24; other comprehensive income has decreased by $148 million; deposits has increased by $100 million; other liabilities has decreased by $42 million; and shareholders' equity has decreased by $58 million.

--------------------------------------------------------------------------------

                                       115
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B. Securities available for sale

Under Canadian GAAP, securities held for investment are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for securities held for investment, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.

      U.S. GAAP also requires the following additional disclosures:

--------------------------------------------------------------------------------
SECURITIES AVAILABLE FOR SALE

$ millions, for the years ended October 31            2002       2001       2000
--------------------------------------------------------------------------------
Proceeds from sales                                $35,651    $17,527    $12,587
Gross realized gains                               $ 1,083    $ 1,058    $ 1,137
Gross realized losses                              $   167    $    36    $    26
================================================================================

C. Provision and allowance for credit losses

Under Canadian GAAP, the existence of credit protection on loan balances from the purchases of credit derivatives is considered when determining the provision for credit losses. Amounts recoverable from credit default swaps are included in allowance for credit losses. Under U.S. GAAP, credit derivatives are recognized at fair value.

      In addition, under Canadian GAAP, loss on sale of performing loans is included in other non-interest income. Loss on sale of impaired loans is included in allowance for credit losses. Under U.S. GAAP, loss on sale of loans is included in allowance for credit losses, unless the decline is due to a change in general market level of interest or foreign exchange rates.

      As a result of these classification differences, provision for credit losses increased by $123 million and other non-interest income increased by $123 million in 2002.

D. Trading activities

Under Canadian GAAP, CIBC records certain valuation adjustments to trading securities to reflect resale restrictions that expire within one year or adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.

E. Equity accounting adjustments

Under Canadian GAAP, CIBC accounts for merchant banking investments on a cost basis. U.S. GAAP requires the use of equity method to account for such investments when the equity interest is between 20% and 50%. In addition, under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires an additional interest in the business. U.S. GAAP requires retroactive application of the equity method. As a result of the retroactive application, 2001 and 2000 net income decreased by $21 million and $18 million, respectively (income before tax decreased by $28 million and $31 million, respectively), and securities decreased by $59 million and $31 million, respectively.

      Under Canadian GAAP, certain of CIBC's investments in limited partnerships are accounted for on a cost basis. CIBC records an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.

F. Impairment measurements

Under Canadian GAAP, CIBC records securities held for investment at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, CIBC records the security at expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.

G. Derivative instruments and hedging activities

Effective November 1, 2000, CIBC adopted the new U.S. standard on accounting for derivative instruments and hedging activities. This standard requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, derivatives used for trading purposes are already carried at fair value on the consolidated balance sheets with changes in fair value reflected in current earnings. However, as explained more fully in Note 1, under Canadian GAAP, gains and losses on both securities and derivative instruments used for hedging purposes, are recognized in the income statement on the same basis and in the same period as the underlying hedged items. Thus, while there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, there are significant differences in accounting in respect of derivatives held for hedging purposes.

      The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. The ineffective portion of the change in fair value of a qualifying derivative instrument hedge is always recognized in current earnings for both fair value and cash flow hedges. In addition, cash (on-balance sheet) financial instruments do not, in most cases, qualify as hedging instruments under U.S. GAAP.

      In order to qualify for hedge accounting offsets, the U.S. accounting standard requires that extensive documentation be maintained and that hedge effectiveness tests prescribed by that standard be met at both the inception of a hedge relationship and on a periodic, ongoing basis. In this regard, CIBC has elected, for operational and cost considerations, not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are highly effective for economic purposes. In addition, the U.S. accounting standard disallows the use of cash instrument hedges and certain credit derivative hedges of loans and loan commitments are difficult to qualify for hedge accounting, even though such hedges are also highly effective for economic purposes. In consequence,


--------------------------------------------------------------------------------

                                       116
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.

      Upon adoption of this standard on November 1, 2000, CIBC recorded a pre-tax income of $183 million as a transitional adjustment.

H. Employee future benefits

Under Canadian GAAP, prior to November 1, 2000, CIBC recognized the pension costs when services were rendered by employees, with the corresponding obligation valued using management's best estimate of the long-term rate of return on assets, while the costs of other post-retirement benefits were expensed when paid. Under U.S. GAAP, it requires both pension and other post-retirement benefits be recognized in the period services are rendered by employees and the related obligations be valued using current market rates.

      As explained in Note 15, effective November 1, 2000, CIBC retroactively adopted the requirements of the CICA handbook section 3461, "Employee Future Benefits," which substantially harmonized Canadian and U.S. GAAP. CIBC continues to recognize certain unamortized actuarial losses and transitional obligations that resulted from the application of U.S. GAAP on a prospective basis. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.

      Under Canadian GAAP, an entity's accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity's contributions. The valuation allowance is not included under U.S. GAAP resulting in an adjustment to income which is all recognized in 2002. In addition, for defined benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income.

I. Restructuring charge

Prior to November 1, 2000, when CIBC adopted "Employee Future Benefits," under Canadian GAAP, a liability for special termination benefits pursuant to a restructuring required that management approve a plan of termination. U.S. GAAP differed from Canadian GAAP for years prior to November 1, 2000, as it also required that, prior to the date of the financial statements, the termination benefit arrangements be communicated to employees. This U.S. GAAP condition was not met for $216 million of CIBC's 1999 restructuring charge until 2000, resulting in a timing difference for the recognition of the restructuring charge under Canadian and U.S. GAAP. The principles of Canadian and U.S. GAAP have since been harmonized.

J. Stock-based compensation

CIBC adopted the expense recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," effective November 1, 2001. The impact of this change in accounting policy is the same as under Canadian GAAP (as detailed in Note 14) except as it relates to SARs outstanding as of the date of adoption.

      Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised as SARs. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the Financial Accounting Standards Board (FASB) Interpretation No. 28, "Accounting for SARs and Other Variable Stock Option or Award Plans," continues to apply under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.

      Upon its acquisition by CIBC in 2001, TAL settled all its outstanding employee stock options in cash. Under Canadian GAAP, the cash settlement of these variable stock options was charged to retained earnings. Under U.S. GAAP, Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," requires this settlement payment to be charged to income.

K. Lease termination costs

Prior to October 31, 2000, CIBC made the decision to consolidate its leased premises in New York and move out of existing premises within three years. Under Canadian GAAP, all future net costs related to pre-existing leases are recognized as an expense in the period when the decision is made to stop using the pre-existing leased property. Under U.S. GAAP, future net costs related to pre-existing leased property that will no longer be used cannot be recognized as an expense until a confirming event occurs, in this case, the signing of a sub-lease, which occurred in 2001.

L. Income taxes

Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.

M. Pro-forma disclosures

SFAS 123 requires pro-forma disclosure of net income and EPS as if the fair value-based method had been applied for awards granted subsequent to 1995. The fair value-based method requires that the cost of SARs is measured assuming that all options eligible for SARs are exercised as SARs.

      Had the fair value-based method been used for awards granted subsequent to 1995 until October 31, 2001, U.S. GAAP net income in 2002 would have been decreased by $21 million (2001: $37 million; 2000: $52 million) and basic and diluted EPS reduced by $0.06 (2001: $0.10; 2000: $0.13).

N. Special purpose entities

Under Canadian GAAP, CIBC is required to consolidate certain SPEs when CIBC has control and has the right and ability to obtain future economic benefits from the SPE and is exposed to the related risks. U.S. GAAP requires consolidation of SPEs when CIBC is the sponsor and there is insufficient third-party equity. As a result, certain SPEs are consolidated under U.S. GAAP.

O. Non-cash collateral

Under Canadian GAAP, non-cash collateral received from securities lending is not recognized in the financial statements. Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset, and a liability is recorded for obligations to return the collateral.

P. Netting of financial instruments

Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.

--------------------------------------------------------------------------------

                                       117
                             CIBC ANNUAL REPORT 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Q. Future U.S. accounting policy changes

CIBC will be required to adopt the following accounting standards for U.S. GAAP purposes in future years.

      In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under SFAS 144, long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. SFAS 144 requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, a component of an entity may qualify to be reported as a discontinued operation. CIBC adopted the provisions of SFAS 144 as of November 1, 2002. Adoption of SFAS 144 will primarily affect CIBC if and when qualifying future business dispositions occur.

      In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than the date upon which a company commits to an exit plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002.

      In June 2002, the FASB issued an exposure draft "Consolidation of Certain Special-Purpose Entities." The exposure draft addresses the application of consolidation policies and disclosure requirements of SPEs. CIBC is monitoring the status of this exposure draft and the potential impact on its consolidated financial statements is not yet determinable.

      In June 2002, the FASB issued an exposure draft "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The exposure draft requires a guarantor to recognize a liability for the fair value of the obligations it has undertaken in issuing the guarantee, and elaborates on the disclosures to be made by a guarantor. CIBC is monitoring the status, and its potential impact on the consolidated financial statements is not yet determinable.

--------------------------------------------------------------------------------
29. FUTURE CANADIAN ACCOUNTING POLICY CHANGES

CIBC will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:

      In November 2001, the CICA issued AcG 13, "Hedging Relationships," which will be effective for CIBC beginning fiscal 2004.

      AcG 13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. In addition, it establishes conditions for applying hedge accounting and deals with the discontinuance of hedge accounting.

      Under the new guideline, CIBC is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for derivatives hedging certain positions. Otherwise, the derivative instrument will need to be marked-to-market through the current year's consolidated statements of income. The impact of implementing this guideline in CIBC's consolidated financial statements is not yet determinable.

      In August 2002, the CICA issued a draft guideline "Consolidation of Special-Purpose Entities." The guideline establishes principles for determining when an entity includes the assets, liabilities and results of activities of an SPE in its consolidated financial statements. CIBC uses SPEs to securitize its own assets, provide clients access to liquidity in the commercial paper market through CIBC administered conduits and as an intermediary, and to structure SPE transactions for clients. CIBC is monitoring the status of this draft guideline, and its potential impact on the consolidated financial statements is not yet determinable.

--------------------------------------------------------------------------------

                                      118
                            CIBC ANNUAL REPORT 2002

PRINCIPAL SUBSIDIARIES

Principal Subsidiaries
--------------------------------------------------------------------------------

As at October 31, 2002
                                                                                                       Book value(2) of shares
                                                                  Address of head                      owned by CIBC and other
Subsidiary Name(1)                                                or principal office                     subsidiaries of CIBC
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   ($ millions)
Amicus Bank                                                       Toronto, Canada                                          301
CIBC BA Limited                                                   Toronto, Canada                                             (3)
CIBC Financial Planning Inc.                                      Toronto, Canada                                             (3)
CIBC Investor Services Inc.                                       Toronto, Canada                                           25
CIBC Life Insurance Company Limited                               Toronto, Canada                                           23
CIBC Mortgages Inc.                                               Toronto, Canada                                          130
   3877337 Canada Inc. (Home Loans Canada)                        Toronto, Canada
CIBC Securities Inc.                                              Toronto, Canada                                             (3)
CIBC Trust Corporation                                            Toronto, Canada                                          471
CIBC World Markets Inc.                                           Toronto, Canada                                          306
   CIBC World Markets (Japan) Inc.                                Tokyo, Japan
   CIBC World Markets Asset Securitisation Pty Ltd.               Sydney, Australia
   CIBC World Markets Securities Australia Limited                Sydney, Australia
CM Investment Management Inc.                                     Toronto, Canada                                           62
EDULINX Canada Corporation                                        Toronto, Canada                                           27
INTRIA Corporation(4)                                             Toronto, Canada                                          107
   INTRIA Items Inc. (90%)                                        Mississauga, Canada
   INTRIA-HP Corporation (90%)(4)                                 Toronto, Canada
Services Hypothecaires CIBC Inc.                                  Longueuil, Canada                                        130
TAL Global Asset Management Inc.                                  Montreal, Canada                                         380
   Talvest Fund Management Inc.                                   Montreal, Canada
      Talvest (LSVC) Inc.                                         Montreal, Canada
   TAL Private Management Ltd.                                    Montreal, Canada
   T.A.L. Asset Management (Cayman) Limited                       George Town, Cayman Islands
      TAL CEF Global Holding Limited                              Tortola, British Virgin Islands
         TAL CEF Asset Management Holding Limited                 Tortola, British Virgin Islands
            TAL CEF Global Asset Management Limited               Hong Kong, China
            TAL CEF Global Asset Management (Bermuda) Limited     Hamilton, Bermuda
      TAL Global Asset Management (Cayman) Limited                George Town, Cayman Islands
   T.A.L. Asset Management (Guernsey) Limited                     St. Peter Port, Guernsey
CIBC Capital Funding L.P.                                         New York, U.S.A.                                          87
CIBC Capital Funding II L.P.                                      New York, U.S.A.                                          61
CIBC Delaware Holdings Inc.                                       New York, U.S.A.                                       4,824
   CIBC World Markets Corp.                                       New York, U.S.A.
   Juniper Financial Corp. (90%)                                  Wilmington, U.S.A.
   Canadian Imperial Holdings Inc.                                New York, U.S.A.
      CIBC INC                                                    New York, U.S.A.
      CIBC Trading (Delaware Corp.)                               New York, U.S.A.
   Amicus Holdings Inc.                                           Falls Church, U.S.A.
      Amicus FSB                                                  Cicero, U.S.A.
      CIBC National Bank                                          Maitland, U.S.A.
CIBC Holdings (Cayman) Limited                                    George Town, Cayman Islands                            3,435
   CIBC Bank and Trust Company (Cayman) Limited                   George Town, Cayman Islands
   CIBC Investments (Cayman) Limited                              George Town, Cayman Islands
   CIBC Trust Company (Bahamas) Limited                           Nassau, Bahamas
   CIBC Offshore Services Inc.                                    St. Michael, Barbados
      CIBC Reinsurance Company Limited                            St. Michael, Barbados
   CIBC World Markets (International) Arbitrage Corp.             St. Michael, Barbados
CIBC Offshore Banking Services Corporation                        St. Michael, Barbados                                    255
CIBC Australia Holdings Limited                                   Sydney, Australia                                         62
   CIBC Australia Limited                                         Sydney, Australia
CIBC Asia Ltd.                                                    Singapore                                                165
CIBC World Markets plc                                            London, U.K.                                           1,517
CIBC Offshore Finance (Ireland) Limited                           Dublin, Ireland                                          296
   CIBC World Markets Ireland Limited                             Dublin, Ireland
      CIBC World Market Securities Ireland Limited                Dublin, Ireland
==============================================================================================================================

(1) CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)   Book value of shares of subsidiaries are shown at cost.

(3)   The book value of shares owned by CIBC is less than one million dollars.

(4) On November 1, 2002, INTRIA Corporation was dissolved and CIBC sold its interest in INTRIA-HP Corporation to Hewlett-Packard (Canada) Co.

--------------------------------------------------------------------------------

                                       119
                             CIBC ANNUAL REPORT 2002

                        SUPPLEMENTARY ANNUAL FINANCIAL INFORMATION

Supplementary Annual Financial Information
--------------------------------------------------------------------------------

AVERAGE BALANCE SHEET, NET INTEREST INCOME AND MARGIN

                                                                           Average balance                           Interest
                                                            -----------------------------------------------------------------
$ millions (TEB), as at or for the years ended October 31       2002       2001       2000       2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Domestic assets(1)
Cash resources                                              $  1,526   $  1,695   $  1,354   $     15    $     26    $     16
Securities  Held for investment                               13,804     10,275      8,311        619         744         710
            Held for trading                                  26,028     26,911     23,796      1,091       1,399       1,240
-----------------------------------------------------------------------------------------------------------------------------
Loans       Residential mortgages                             61,706     53,905     48,086      3,227       3,435       3,140
            Personal and credit card loans                    26,507     25,093     22,990      2,040       2,223       2,110
            Business and government loans                     22,769     22,400     23,170      1,319       1,853       2,079
            Securities borrowed or purchased
               under resale agreements                        11,886      8,351      7,604        306         376         518
-----------------------------------------------------------------------------------------------------------------------------
Total loans                                                  122,868    109,749    101,850      6,892       7,887       7,847
-----------------------------------------------------------------------------------------------------------------------------
Other interest-bearing assets                                    450        604        450         79          67          32
Derivative instruments market valuation                        6,121      6,117      6,233
Customers' liability under acceptances                         7,258      8,720      9,513
Other non-interest-bearing assets                              7,265      3,943      3,802
-----------------------------------------------------------------------------------------------------------------------------
Total domestic assets                                        185,320    168,014    155,309      8,696      10,123       9,845
-----------------------------------------------------------------------------------------------------------------------------
Foreign assets(1)
Cash resources                                                10,173      9,854     11,115        207         400         547
Securities  Held for investment                               10,864      9,158      7,517        583         578         479
            Held for trading                                  27,617     29,902     24,665        568         953         999
-----------------------------------------------------------------------------------------------------------------------------
Loans       Residential mortgages                              1,039        744        606         81          68          60
            Personal and credit card loans                     3,286      2,756      3,102        155         198         361
            Business and government loans                     19,720     23,197     23,551        943       1,557       1,776
            Securities borrowed or purchased
               under resale agreements                        13,502     14,414     15,464        381         994       1,332
-----------------------------------------------------------------------------------------------------------------------------
Total loans                                                   37,547     41,111     42,723      1,560       2,817       3,529
-----------------------------------------------------------------------------------------------------------------------------
Other interest-bearing assets                                    346        447        645         21          47          59
Derivative instruments market valuation                       15,972     15,680     17,238
Customers' liability under acceptances                            17         61        179
Other non-interest-bearing assets                              4,654      4,571      3,728
-----------------------------------------------------------------------------------------------------------------------------
Total foreign assets                                         107,190    110,784    107,810      2,939       4,795       5,613
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                $292,510   $278,798   $263,119   $ 11,635    $ 14,918    $ 15,458
=============================================================================================================================
Domestic liabilities(1)
Deposits    Individuals                                     $ 62,837   $ 59,360   $ 56,278   $  1,388    $  2,061    $  2,024
            Businesses and governments                        52,944     53,385     45,999      1,067       2,191       2,158
            Banks                                                664        675        355         13          32          18
-----------------------------------------------------------------------------------------------------------------------------
Total deposits                                               116,445    113,420    102,632      2,468       4,284       4,200
Derivative instruments market valuation                        6,443      6,350      6,507
Acceptances                                                    7,264      8,720      9,513
Obligations related to securities sold short                   7,333      6,960      8,507        270         326         349
Obligations related to securities lent or
   sold under repurchase agreements                           11,178     10,780      5,219        299         524         473
Other liabilities                                              6,280      5,510      6,385         40           2          78
Subordinated indebtedness                                      2,359      2,792      2,946        179         215         230
-----------------------------------------------------------------------------------------------------------------------------
Total domestic liabilities                                   157,302    154,532    141,709      3,256       5,351       5,330
-----------------------------------------------------------------------------------------------------------------------------
Foreign liabilities(1)
Deposits    Individuals                                        5,912      4,915      5,295        141         199         240
            Businesses and governments                        68,096     54,802     50,314      1,743       2,773       3,040
            Banks                                             11,970     14,293     14,204        295         633         726
-----------------------------------------------------------------------------------------------------------------------------
Total deposits                                                85,978     74,010     69,813      2,179       3,605       4,006
Derivative instruments market valuation                       15,952     15,753     17,689
Acceptances                                                       17         61        179
Obligations related to securities sold short                   5,421      6,553      8,763        145         398         623
Obligations related to securities lent or
   sold under repurchase agreements                            9,876     10,695      9,870        316         629         914
Other liabilities                                              3,871      3,731      2,005         77         157          85
Subordinated indebtedness                                      1,541      1,536      1,497         41          85          87
-----------------------------------------------------------------------------------------------------------------------------
Total foreign liabilities                                    122,656    112,339    109,816      2,758       4,874       5,715
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                            279,958    266,871    251,525      6,014      10,225      11,045
Shareholders' equity                                          12,552     11,927     11,594
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                  $292,510   $278,798   $263,119   $  6,014    $ 10,225    $ 11,045
=============================================================================================================================
Net interest income and margin                                                               $  5,621    $  4,693    $  4,413
=============================================================================================================================
Additional disclosures:
Non-interest-bearing demand deposits
            Domestic                                        $  7,503   $  6,821   $  6,167
            Foreign                                         $  1,025   $    937   $  1,000
==========================================================================================

                                                                           Average rate
                                                            ---------------------------

$ millions (TEB), as at or for the years ended October 31    2002       2001       2000
---------------------------------------------------------------------------------------
Domestic assets(1)
Cash resources                                               0.98%      1.53%      1.18%
Securities  Held for investment                              4.48       7.24       8.54
            Held for trading                                 4.19       5.20       5.21
---------------------------------------------------------------------------------------
Loans       Residential mortgages                            5.23       6.37       6.53
            Personal and credit card loans                   7.70       8.86       9.18
            Business and government loans                    5.79       8.27       8.97
            Securities borrowed or purchased
               under resale agreements                       2.57       4.50       6.81
---------------------------------------------------------------------------------------
Total loans                                                  5.61       7.19       7.70
---------------------------------------------------------------------------------------
Other interest-bearing assets                               17.56      11.09       7.11
Derivative instruments market valuation
Customers' liability under acceptances
Other non-interest-bearing assets
---------------------------------------------------------------------------------------
Total domestic assets                                        4.69       6.03       6.34
---------------------------------------------------------------------------------------
Foreign assets(1)
Cash resources                                               2.03       4.06       4.92
Securities  Held for investment                              5.37       6.31       6.37
            Held for trading                                 2.06       3.19       4.05
---------------------------------------------------------------------------------------
Loans       Residential mortgages                            7.80       9.14       9.90
            Personal and credit card loans                   4.72       7.18      11.64
            Business and government loans                    4.78       6.71       7.54
            Securities borrowed or purchased
               under resale agreements                       2.82       6.90       8.61
---------------------------------------------------------------------------------------
Total loans                                                  4.15       6.85       8.26
---------------------------------------------------------------------------------------
Other interest-bearing assets                                6.07      10.51       9.15
Derivative instruments market valuation
Customers' liability under acceptances
Other non-interest-bearing assets
---------------------------------------------------------------------------------------
Total foreign assets                                         2.74       4.33       5.21
---------------------------------------------------------------------------------------
Total assets                                                 3.98%      5.35%      5.87%
=======================================================================================
Domestic liabilities(1)
Deposits    Individuals                                      2.21%      3.47%      3.60%
            Businesses and governments                       2.02       4.10       4.69
            Banks                                            1.96       4.74       5.07
---------------------------------------------------------------------------------------
Total deposits                                               2.12       3.78       4.09
Derivative instruments market valuation
Acceptances
Obligations related to securities sold short                 3.68       4.68       4.10
Obligations related to securities lent or
   sold under repurchase agreements                          2.67       4.86       9.06
Other liabilities                                            0.64       0.04       1.22
Subordinated indebtedness                                    7.59       7.70       7.81
---------------------------------------------------------------------------------------
Total domestic liabilities                                   2.07       3.46       3.76
---------------------------------------------------------------------------------------
Foreign liabilities(1)
Deposits    Individuals                                      2.38       4.05       4.53
            Businesses and governments                       2.56       5.06       6.04
            Banks                                            2.46       4.43       5.11
---------------------------------------------------------------------------------------
Total deposits                                               2.53       4.87       5.74
Derivative instruments market valuation
Acceptances
Obligations related to securities sold short                 2.67       6.07       7.11
Obligations related to securities lent or
   sold under repurchase agreements                          3.20       5.88       9.26
Other liabilities                                            1.99       4.21       4.24
Subordinated indebtedness                                    2.66       5.53       5.81
---------------------------------------------------------------------------------------
Total foreign liabilities                                    2.25       4.34       5.20
---------------------------------------------------------------------------------------
Total liabilities                                            2.15       3.83       4.39
Shareholders' equity
---------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   2.06%      3.67%      4.20%
=======================================================================================
Net interest income and margin                               1.92%      1.68%      1.68%
=======================================================================================

(1) Classification as domestic or foreign is based on domicile of debtor or customer.

--------------------------------------------------------------------------------

                                       120
                             CIBC ANNUAL REPORT 2002

                   SUPPLEMENTARY ANNUAL FINANCIAL INFORMATION

VOLUME/RATE ANALYSIS OF CHANGES IN NET INTEREST INCOME
                                                                                                 2002/2001
                                                                     Increase (decrease) due to change in:
----------------------------------------------------------------------------------------------------------
                                                                             Average    Average
$ millions (TEB)                                                             balance       rate      Total
----------------------------------------------------------------------------------------------------------
Domestic assets(1)
Cash resources                                                               $    (3)   $    (8)   $   (11)
Securities  Held for investment                                                  256       (381)      (125)
            Held for trading                                                     (46)      (262)      (308)
----------------------------------------------------------------------------------------------------------
Loans       Residential mortgages                                                497       (705)      (208)
            Personal and credit card loans                                       125       (308)      (183)
            Business and government loans                                         31       (565)      (534)
            Securities borrowed or purchased under resale agreements             159       (229)       (70)
----------------------------------------------------------------------------------------------------------
Total loans                                                                      812     (1,807)      (995)
Other interest-bearing assets                                                    (17)        29         12
----------------------------------------------------------------------------------------------------------
Change in domestic interest income                                             1,002     (2,429)    (1,427)
----------------------------------------------------------------------------------------------------------
Foreign assets                                                                    (1)
Cash resources                                                                    13       (206)      (193)
Securities  Held for investment                                                  108       (103)         5
            Held for trading                                                     (73)      (312)      (385)
----------------------------------------------------------------------------------------------------------
Loans       Residential mortgages                                                 27        (14)        13
            Personal and credit card loans                                        38        (81)       (43)
            Business and government loans                                       (233)      (381)      (614)
            Securities borrowed or purchased under resale agreements             (63)      (550)      (613)
----------------------------------------------------------------------------------------------------------
Total loans                                                                     (231)    (1,026)    (1,257)
Other interest-bearing assets                                                    (11)       (15)       (26)
----------------------------------------------------------------------------------------------------------
Change in foreign interest income                                               (194)    (1,662)    (1,856)
----------------------------------------------------------------------------------------------------------
Total change in interest income                                              $   808    $(4,091)   $(3,283)
==========================================================================================================
Domestic liabilities(1)
Deposits    Individuals                                                      $   121    $  (794)   $  (673)
            Businesses and governments                                           (18)    (1,106)    (1,124)
            Banks                                                                 (1)       (18)       (19)
----------------------------------------------------------------------------------------------------------
Total deposits                                                                   102     (1,918)    (1,816)
Obligations related to securities sold short                                      17        (73)       (56)
Obligations related to securities lent or sold under repurchase agreements        19       (244)      (225)
Other liabilities                                                                 --         38         38
Subordinated indebtedness                                                        (33)        (3)       (36)
----------------------------------------------------------------------------------------------------------
Change in domestic interest expense                                              105     (2,200)    (2,095)
----------------------------------------------------------------------------------------------------------
Foreign liabilities(1)
Deposits    Individuals                                                           40        (98)       (58)
            Businesses and governments                                           673     (1,703)    (1,030)
            Banks                                                               (103)      (235)      (338)
----------------------------------------------------------------------------------------------------------
Total deposits                                                                   610     (2,036)    (1,426)
Obligations related to securities sold short                                     (69)      (184)      (253)
Obligations related to securities lent or sold under repurchase agreements       (48)      (265)      (313)
Other liabilities                                                                  5        (85)       (80)
Subordinated indebtedness                                                         --        (44)       (44)
----------------------------------------------------------------------------------------------------------
Change in foreign interest expense                                               498     (2,614)    (2,116)
----------------------------------------------------------------------------------------------------------
Total change in interest expense                                             $   603    $(4,814)   $(4,211)
==========================================================================================================
Change in total net interest income                                          $   205    $   723    $   928
==========================================================================================================

                                                                                                 2001/2000
                                                                      Increase (decrease) due to change in:
----------------------------------------------------------------------------------------------------------
                                                                             Average    Average
$ millions (TEB)                                                             balance       rate      Total
----------------------------------------------------------------------------------------------------------
Domestic assets(1)
Cash resources                                                               $     4    $     6    $    10
Securities  Held for investment                                                  168       (134)        34
            Held for trading                                                     162         (3)       159
----------------------------------------------------------------------------------------------------------
Loans       Residential mortgages                                                380        (85)       295
            Personal and credit card loans                                       193        (80)       113
            Business and government loans                                        (69)      (157)      (226)
            Securities borrowed or purchased under resale agreements              51       (193)      (142)
----------------------------------------------------------------------------------------------------------
Total loans                                                                      555       (515)        40
Other interest-bearing assets                                                     11         24         35
----------------------------------------------------------------------------------------------------------
Change in domestic interest income                                               900       (622)       278
----------------------------------------------------------------------------------------------------------
Foreign assets
Cash resources                                                                   (62)       (85)      (147)
Securities  Held for investment                                                  105         (6)        99
            Held for trading                                                     212       (258)       (46)
----------------------------------------------------------------------------------------------------------
Loans       Residential mortgages                                                 14         (6)         8
            Personal and credit card loans                                       (40)      (123)      (163)
            Business and government loans                                        (27)      (192)      (219)
            Securities borrowed or purchased under resale agreements             (90)      (248)      (338)
----------------------------------------------------------------------------------------------------------
Total loans                                                                     (143)      (569)      (712)
Other interest-bearing assets                                                    (18)         6        (12)
----------------------------------------------------------------------------------------------------------
Change in foreign interest income                                                 94       (912)      (818)
----------------------------------------------------------------------------------------------------------
Total change in interest income                                              $   994    $(1,534)   $  (540)
==========================================================================================================
Domestic liabilities(1)
Deposits    Individuals                                                      $   111    $   (74)   $    37
            Businesses and governments                                           347       (314)        33
            Banks                                                                 16         (2)        14
----------------------------------------------------------------------------------------------------------
Total deposits                                                                   474       (390)        84
Obligations related to securities sold short                                     (63)        40        (23)
Obligations related to securities lent or sold under repurchase agreements       504       (453)        51
Other liabilities                                                                (11)       (65)       (76)
Subordinated indebtedness                                                        (12)        (3)       (15)
----------------------------------------------------------------------------------------------------------
Change in domestic interest expense                                              892       (871)        21
----------------------------------------------------------------------------------------------------------
Foreign liabilities(1)
Deposits    Individuals                                                          (17)       (24)       (41)
            Businesses and governments                                           271       (538)      (267)
            Banks                                                                  5        (98)       (93)
----------------------------------------------------------------------------------------------------------
Total deposits                                                                   259       (660)      (401)
Obligations related to securities sold short                                    (157)       (68)      (225)
Obligations related to securities lent or sold under repurchase agreements        76       (361)      (285)
Other liabilities                                                                 78         (6)        72
Subordinated indebtedness                                                          2         (4)        (2)
----------------------------------------------------------------------------------------------------------
Change in foreign interest expense                                               258     (1,099)      (841)
----------------------------------------------------------------------------------------------------------
Total change in interest expense                                             $ 1,150    $(1,970)   $  (820)
==========================================================================================================
Change in total net interest income                                          $  (156)   $   436    $   280
==========================================================================================================

(1) Classification as domestic or foreign is based on domicile of debtor or customer.

--------------------------------------------------------------------------------

                                       121
                             CIBC ANNUAL REPORT 2002

                   SUPPLEMENTARY ANNUAL FINANCIAL INFORMATION

ANALYSIS OF NET LOANS AND ACCEPTANCES
                                                                                         Canada(1)
                                         --------------------------------------------------------
$ millions, as at October 31                 2002        2001       2000       1999       1998
-------------------------------------------------------------------------------------------------
Residential mortgages                    $ 66,251    $ 57,777   $ 51,203   $ 46,043   $ 42,646
Student loans                               2,960       3,568      4,263      4,380      3,991
Personal loans                             17,656      15,324     14,569     13,462     14,657
Credit card loans                           7,194       6,707      5,564      4,158      3,043
-------------------------------------------------------------------------------------------------
Total consumer loans                       94,061      83,376     75,599     68,043     64,337
-------------------------------------------------------------------------------------------------
Non-residential mortgages                   3,821       3,085      2,270      1,775      2,370
Financial institutions                      2,143       2,706      2,349      2,217      3,059
Retail                                      2,165       2,563      3,485      3,292      3,597
Business services                           3,574       3,635      3,906      3,694      3,462
Manufacturing, capital goods                1,595       1,876      1,873      1,982      2,442
Manufacturing, consumer goods               1,863       2,278      2,319      2,593      2,751
Real estate and construction                2,135       2,058      2,311      2,656      2,620
Agriculture                                 4,177       3,807      3,701      3,458      2,994
Oil and gas                                 2,784       3,230      4,038      3,801      4,345
Mining                                        507         420        322        633        706
Forest products                               559         598        897        979      1,307
Hardware and software                         187         290        394        330        357
Telecommunications and cable                  872         942        844        531        450
Publishing, printing and broadcasting         613       1,275        499        663        926
Transportation                              1,063       1,246      1,116      1,282      1,107
Utilities                                     490         453        358        242        199
Education, health and social services       1,280       1,185      1,212      1,125      1,148
Governments                                   836         706        878        825        665
General allowance allocated to
   business and government loans(2)          (414)         --         --         --         --
-------------------------------------------------------------------------------------------------
Total business and government loans
   including acceptances                   30,250      32,353     32,772     32,078     34,505
-------------------------------------------------------------------------------------------------
Securities borrowed or purchased
   under resale agreements                  8,563      12,376      9,153      6,776     12,464
-------------------------------------------------------------------------------------------------
General allowance for credit losses(2)
-------------------------------------------------------------------------------------------------
Total net loans and acceptances          $132,874    $128,105   $117,524   $106,897   $111,306
=================================================================================================

                                                                                     U.S.(1)
                                         ---------------------------------------------------
$ millions, as at October 31                2002       2001      2000      1999      1998
--------------------------------------------------------------------------------------------
Residential mortgages                    $   321    $   239   $    79   $    46   $    49
Student loans                                 --         --        --        --        --
Personal loans                             1,803      1,657     2,409     1,762     1,907
Credit card loans                            278          4        --        --        --
--------------------------------------------------------------------------------------------
Total consumer loans                       2,402      1,900     2,488     1,808     1,956
--------------------------------------------------------------------------------------------
Non-residential mortgages                     --         --        --        --        --
Financial institutions                     1,120      2,851     2,564     2,873     2,720
Retail                                       298        294       467       444       386
Business services                          1,238      1,079     1,358     1,199     1,650
Manufacturing, capital goods                 797        845     1,353     1,304     1,306
Manufacturing, consumer goods                559        533       367       624       644
Real estate and construction               2,121      1,599     1,465     1,579     1,614
Agriculture                                   --         --         6         6        33
Oil and gas                                  605        850       876       735       790
Mining                                        73         55       277       100       130
Forest products                              356        297       158       240       271
Hardware and software                        126        497       331       495       233
Telecommunications and cable               1,144      1,336     1,883     1,381     1,265
Publishing, printing and broadcasting        362        282       382       423       430
Transportation                               667        612       813       798       842
Utilities                                  1,562      1,157       868       872       512
Education, health and social services        162        161       237       339       275
Governments                                   13         12        61       483        70
General allowance allocated to
   business and government loans(2)         (333)        --        --        --        --
--------------------------------------------------------------------------------------------
Total business and government loans
   including acceptances                  10,870     12,460    13,466    13,895    13,171
--------------------------------------------------------------------------------------------
Securities borrowed or purchased
   under resale agreements                 6,611     10,576    10,420    10,862    21,225
--------------------------------------------------------------------------------------------
General allowance for credit losses(2)
--------------------------------------------------------------------------------------------
Total net loans and acceptances          $19,883    $24,936   $26,374   $26,565   $36,352
============================================================================================

(1)   Classification by country is based on domicile of debtor or customer.

(2) Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories in 2002. Prior to 2002, the general allowance was not allocated.

-------------------------------------------------------------------------------------------------------------
SUMMARY OF ALLOWANCES FOR CREDIT LOSSES

$ millions, as at or for the years ended October 31      2002        2001        2000        1999        1998
-------------------------------------------------------------------------------------------------------------
Balance at beginning of year                          $ 2,295     $ 2,238     $ 1,752     $ 1,626     $ 1,595
Provision for credit losses                             1,500       1,100       1,220         750         480
Write-offs
      Domestic
         Residential mortgages                              6           4           6          11          14
         Student loans                                    145         131         129         102          75
         Personal and credit card loans                   430         349         283         224         249
         Other business and government loans              183          90         214         273         132
      Foreign
         Personal and credit card loans                    20           7          16           9           4
         Other business and government loans              921         668         201         135         118
-------------------------------------------------------------------------------------------------------------
Total write-offs                                        1,705       1,249         849         754         592
-------------------------------------------------------------------------------------------------------------
Recoveries
      Domestic
         Personal and credit card loans                    60          48          41          40          49
         Student loans                                     63          89          35          35          30
         Other business and government loans               30          25          16          39          28
      Foreign
         Personal and credit card loans                     2           4           1          --          --
         Other business and government loans               62          19          28          30          25
-------------------------------------------------------------------------------------------------------------
Total recoveries                                          217         185         121         144         132
-------------------------------------------------------------------------------------------------------------
Net write-offs                                          1,488       1,064         728         610         460
Foreign exchange and other adjustments                    (18)         21          (6)        (14)         11
-------------------------------------------------------------------------------------------------------------
Balance at end of year                                  2,289       2,295       2,238       1,752       1,626
Less: allowance on letters of credit                       (1)         (1)         (2)         (4)        (17)
-------------------------------------------------------------------------------------------------------------
Allowance for credit losses                           $ 2,288     $ 2,294     $ 2,236     $ 1,748     $ 1,609
=============================================================================================================
Ratio of net write-offs during year to
   average loans outstanding during year                 0.93%       0.71%       0.50%       0.41%       0.28%
=============================================================================================================

--------------------------------------------------------------------------------

                                       122
                             CIBC ANNUAL REPORT 2002

                   SUPPLEMENTARY ANNUAL FINANCIAL INFORMATION

ANALYSIS OF NET LOANS AND ACCEPTANCES (continued)
                                                                                      Other(1)
                                         -----------------------------------------------------
$ millions, as at October 31               2002       2001       2000       1999       1998
----------------------------------------------------------------------------------------------
Residential mortgages                    $   --    $   712    $   616    $   524    $   477
Student loans                                --         --         --         --         --
Personal loans                              192        589        589        713        733
Credit card loans                            --         60         58         57         51
----------------------------------------------------------------------------------------------
Total consumer loans                        192      1,361      1,263      1,294      1,261
----------------------------------------------------------------------------------------------
Non-residential mortgages                    15        170        174        140        138
Financial institutions                      866      1,315      2,954      3,774      4,048
Retail                                       64        329        357        651        507
Business services                           692      1,273        866        668      2,500
Manufacturing, capital goods                167        291        348        442        602
Manufacturing, consumer goods               109        378        360        291        506
Real estate and construction                 69        357        305        505        563
Agriculture                                  --         39         36         63         54
Oil and gas                                  96        263        203        591        425
Mining                                      264        370        434        353        171
Forest products                             116        185         83         22         35
Hardware and software                        59        139        106        156        189
Telecommunications and cable              2,247      2,384      2,143        808        896
Publishing, printing and broadcasting       278        222        183        156        230
Transportation                              734        830        601        851        561
Utilities                                   553        753        665        548        549
Education, health and social services        --         26         28         99        147
Governments                                  18        137         95        252        458
General allowance allocated to
   business and government loans(2)        (205)        --         --         --         --
----------------------------------------------------------------------------------------------
Total business and government loans
   including acceptances                  6,142      9,461      9,941     10,370     12,579
----------------------------------------------------------------------------------------------
Securities borrowed or purchased
   under resale agreements                  846      1,127        888      1,520      2,604
----------------------------------------------------------------------------------------------
General allowance for credit losses(2)       --         --         --         --         --
----------------------------------------------------------------------------------------------
Total net loans and acceptances          $7,180    $11,949    $12,092    $13,184    $16,444
==============================================================================================

                                                                                         Total
                                         -----------------------------------------------------
$ millions, as at October 31                 2002        2001       2000       1999       1998
----------------------------------------------------------------------------------------------
Residential mortgages                    $ 66,572    $ 58,728   $ 51,898   $ 46,613   $ 43,172
Student loans                               2,960       3,568      4,263      4,380      3,991
Personal loans                             19,651      17,570     17,567     15,937     17,297
Credit card loans                           7,472       6,771      5,622      4,215      3,094
----------------------------------------------------------------------------------------------
Total consumer loans                       96,655      86,637     79,350     71,145     67,554
----------------------------------------------------------------------------------------------
Non-residential mortgages                   3,836       3,255      2,444      1,915      2,508
Financial institutions                      4,129       6,872      7,867      8,864      9,827
Retail                                      2,527       3,186      4,309      4,387      4,490
Business services                           5,504       5,987      6,130      5,561      7,612
Manufacturing, capital goods                2,559       3,012      3,574      3,728      4,350
Manufacturing, consumer goods               2,531       3,189      3,046      3,508      3,901
Real estate and construction                4,325       4,014      4,081      4,740      4,797
Agriculture                                 4,177       3,846      3,743      3,527      3,081
Oil and gas                                 3,485       4,343      5,117      5,127      5,560
Mining                                        844         845      1,033      1,086      1,007
Forest products                             1,031       1,080      1,138      1,241      1,613
Hardware and software                         372         926        831        981        779
Telecommunications and cable                4,263       4,662      4,870      2,720      2,611
Publishing, printing and broadcasting       1,253       1,779      1,064      1,242      1,586
Transportation                              2,464       2,688      2,530      2,931      2,510
Utilities                                   2,605       2,363      1,891      1,662      1,260
Education, health and social services       1,442       1,372      1,477      1,563      1,570
Governments                                   867         855      1,034      1,560      1,193
General allowance allocated to
   business and government loans(2)          (952)         --         --         --         --
----------------------------------------------------------------------------------------------
Total business and government loans
   including acceptances                   47,262      54,274     56,179     56,343     60,255
----------------------------------------------------------------------------------------------
Securities borrowed or purchased
   under resale agreements                 16,020      24,079     20,461     19,158     36,293
----------------------------------------------------------------------------------------------
General allowance for credit losses(2)         --      (1,250)    (1,250)    (1,000)      (850)
----------------------------------------------------------------------------------------------
Total net loans and acceptances          $159,937    $163,740   $154,740   $145,646   $163,252
==============================================================================================

(1)   Classification by country is based on domicile of debtor or customer.

(2) Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories in 2002. Prior to 2002, the general allowance was not allocated.

------------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR CREDIT LOSSES AS A PERCENTAGE OF EACH LOAN CATEGORY(1)(2)

                                                         Allowance for credit losses          Allowance as a % of each loan category
                                         -------------------------------------------------------------------------------------------
$ millions, as at October 31               2002     2001     2000     1999     1998     2002      2001      2000      1999     1998
------------------------------------------------------------------------------------------------------------------------------------
Domestic
   Residential mortgages                 $   40   $   23   $   23   $   24   $   27     0.06%     0.04%     0.04%     0.05%    0.06%
   Personal and credit card loans           680      488      478      208      173     2.39      1.87      1.92      0.94     0.79
   Other business and
      government loans                      795      396      340      391      397     3.29      1.61      1.41      1.68     1.64
------------------------------------------------------------------------------------------------------------------------------------
Total domestic                            1,515      907      841      623      597     1.27      0.84      0.84      0.68     0.67
------------------------------------------------------------------------------------------------------------------------------------
Foreign
   Personal and credit card loans            21       14        9       11        8     0.92      0.60      0.29      0.43     0.30
   Other business and
      government loans                      752      123      136      114      154     4.23      0.56      0.58      0.47     0.60
====================================================================================================================================
Total foreign                               773      137      145      125      162     3.79      0.54      0.53      0.46     0.56
------------------------------------------------------------------------------------------------------------------------------------
General allowance for credit losses(3)       --    1,250    1,250    1,000      850       --        --        --        --       --
------------------------------------------------------------------------------------------------------------------------------------
Total allowance                          $2,288   $2,294   $2,236   $1,748   $1,609     1.64%     1.71%     1.75%     1.47%    1.37%
====================================================================================================================================

(1) Percentage is calculated on loan portfolio excluding acceptances and securities borrowed or purchased under resale agreements.

(2) Certain comparative figures have been reclassified to conform with the presentation used in 2002.

(3) Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories in 2002. Prior to 2002, the general allowance was not allocated.

--------------------------------------------------------------------------------

                                       123
                             CIBC ANNUAL REPORT 2002

                   SUPPLEMENTARY ANNUAL FINANCIAL INFORMATION

IMPAIRED LOANS BEFORE GENERAL ALLOWANCES
                                                                                   Canada(1)                              U.S.(1)
                                            -------------------------------------------------------------------------------------
$ millions, as at October 31                  2002      2001      2000      1999     1998     2002    2001   2000  1999   1998
---------------------------------------------------------------------------------------------------------------------------------
Gross impaired loans
Residential mortgages                       $  172    $  182    $  148    $  138   $  135     $ --    $ --   $ --   $--   $ --
Student loans                                  123       177       167       136      113       --      --     --    --     --
Personal and credit card loans                 114       101        99       143      158        2       1      1     2      2
---------------------------------------------------------------------------------------------------------------------------------
Total gross impaired consumer loans            409       460       414       417      406        2       1      1     2      2
---------------------------------------------------------------------------------------------------------------------------------
Non-residential mortgages                       28        28        40        43       64       --      --     --    --     --
Financial institutions                           7         9        12        19        9       45      50    107    --     --
Service and retail industries                  253       197       152       164      122       30      15    102    28     59
Manufacturing, consumer and capital goods       54       128       112       217       69       55      37     41    40      5
Real estate and construction                    51        84       110       140      259       24      --     --    --     40
Agriculture                                     35        42        28        18       22       --      --     --    --     --
Resource-based industries                       17        23        31        44       10       93      12     15     1      2
Telecommunications, media
   and technology                               87        62        11        20       42      372      77     13    --     --
Transportation                                 236       236       229         6       11       32      33     33    11     29
Utilities                                        8         9        15        77       75       80      --     --    --     --
Other                                            9         9         9         7       15        4       2     10    --     --
---------------------------------------------------------------------------------------------------------------------------------
Total gross impaired -
   business and government loans               785       827       749       755      698      735     226    321    80    135
---------------------------------------------------------------------------------------------------------------------------------
Total gross impaired loans                   1,194     1,287     1,163     1,172    1,104      737     227    322    82    137
Other past due loans(2)                         38        67        58        44       26       --      --      1     6     23
---------------------------------------------------------------------------------------------------------------------------------
Total gross impaired
   and other past due loans                 $1,232    $1,354    $1,221    $1,216   $1,130     $737    $227   $323   $88   $160
=================================================================================================================================
Allowance for credit losses
Residential mortgages                       $   21    $   23    $   23    $   24   $   27     $ --    $ --   $ --   $--   $ --
Student loans                                  237       320       363        93       55       --      --     --    --     --
Personal and credit card loans                 179       168       115       115      118        6      --     --    --     --
---------------------------------------------------------------------------------------------------------------------------------
Total allowance - consumer loans(3)            437       511       501       232      200        6      --     --    --     --
---------------------------------------------------------------------------------------------------------------------------------
Non-residential mortgages                       14        16        23        25       41       --      --     --    --     --
Financial institutions                           5         8        12        11        7       26      29     25    --     --
Service and retail industries                  117        93        63        78       70        2       3     20     8     17
Manufacturing, consumer and capital goods       45        72        60        98       34        8       7     10     1     --
Real estate and construction                    30        65        71       102      163        1      --     --    --      9
Agriculture                                     13         9         6         5        5       --      --     --    --     --
Resource-based industries                       15        17        18        13        8        8       7     --    --     --
Telecommunications, media
   and technology                               52        33         5        15       27       33      29     --    --     --
Transportation                                  76        74        74         5        8        1       1      1    --      1
Utilities                                        8         3         3        35       21       49      --     --    --     --
Other                                            6         6         5         4       13       --      --     --    --     --
---------------------------------------------------------------------------------------------------------------------------------
Total allowance -
   business and government loans               381       396       340       391      397      128      76     56     9     27
---------------------------------------------------------------------------------------------------------------------------------
Total allowance                             $  818    $  907    $  841    $  623   $  597     $134    $ 76   $ 56   $ 9   $ 27
=================================================================================================================================
Net impaired loans
Residential mortgages                       $  151    $  159    $  125    $  114   $  108     $ --    $ --   $ --   $--   $ --
Student loans                                 (114)     (143)     (196)       43       58       --      --     --    --     --
Personal and credit card loans                 (65)      (67)      (16)       28       40       (4)      1      1     2      2
---------------------------------------------------------------------------------------------------------------------------------
Total net impaired consumer loans(3)           (28)      (51)      (87)      185      206       (4)      1      1     2      2
---------------------------------------------------------------------------------------------------------------------------------
Non-residential mortgages                       14        12        17        18       23       --      --     --    --     --
Financial institutions                           2         1        --         8        2       19      21     82    --     --
Service and retail industries                  136       104        89        86       52       28      12     82    20     42
Manufacturing, consumer and capital goods        9        56        52       119       35       47      30     31    39      5
Real estate and construction                    21        19        39        38       96       23      --     --    --     31
Agriculture                                     22        33        22        13       17       --      --     --    --     --
Resource-based industries                        2         6        13        31        2       85       5     15     1      2
Telecommunications, media
   and technology                               35        29         6         5       15      339      48     13    --     --
Transportation                                 160       162       155         1        3       31      32     32    11     28
Utilities                                       --         6        12        42       54       31      --     --    --     --
Other                                            3         3         4         3        2        4       2     10    --     --
---------------------------------------------------------------------------------------------------------------------------------
Total net impaired -
   business and government loans               404       431       409       364      301      607     150    265    71    108
---------------------------------------------------------------------------------------------------------------------------------
Total net impaired loans                    $  376    $  380    $  322    $  549   $  507     $603    $151   $266   $73   $110
=================================================================================================================================

(1)   Classification by country is based on domicile of debtor or customer.

(2) Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3) Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

                                       124
                             CIBC ANNUAL REPORT 2002

                   SUPPLEMENTARY ANNUAL FINANCIAL INFORMATION

IMPAIRED LOANS BEFORE GENERAL ALLOWANCES (continued)
                                                                       Other(1)                                            Total
                                            ------------------------------------------------------------------------------------
$ millions, as at October 31                2002   2001   2000   1999   1998         2002      2001      2000      1999     1998
--------------------------------------------------------------------------------------------------------------------------------
Gross impaired loans
Residential mortgages                       $ --   $ --   $ --   $ --   $ --       $  172    $  182    $  148    $  138   $  135
Student loans                                 --     --     --     --     --          123       177       167       136      113
Personal and credit card loans                --     44     42     44     28          116       146       142       189      188
--------------------------------------------------------------------------------------------------------------------------------
Total gross impaired consumer loans           --     44     42     44     28          411       505       457       463      436
--------------------------------------------------------------------------------------------------------------------------------
Non-residential mortgages                     --     --     --     --     --           28        28        40        43       64
Financial institutions                         3      9     25     48      6           55        68       144        67       15
Service and retail industries                 --     33     11     15     15          283       245       265       207      196
Manufacturing, consumer and capital goods     --      4     10      5      6          109       169       163       262       80
Real estate and construction                   9     23     31     41     28           84       107       141       181      327
Agriculture                                    3      6      6      6      6           38        48        34        24       28
Resource-based industries                     34     --     --     --     --          144        35        46        45       12
Telecommunications, media
   and technology                            274     56      8     20     54          733       195        32        40       96
Transportation                                --      1     25     34     77          268       270       287        51      117
Utilities                                     21     12     16     11     19          109        21        31        88       94
Other                                         --     --      2      4      6           13        11        21        11       21
--------------------------------------------------------------------------------------------------------------------------------
Total gross impaired -
   business and government loans             344    144    134    184    217        1,864     1,197     1,204     1,019    1,050
--------------------------------------------------------------------------------------------------------------------------------
Total gross impaired loans                   344    188    176    228    245        2,275     1,702     1,661     1,482    1,486
Other past due loans(2)                       --      1      2     18     28           38        68        61        68       77
--------------------------------------------------------------------------------------------------------------------------------
Total gross impaired
   and other past due loans                 $344   $189   $178   $246   $273       $2,313    $1,770    $1,722    $1,550   $1,563
================================================================================================================================
Allowance for credit losses
Residential mortgages                       $ --   $ --   $ --   $ --   $ --       $   21    $   23    $   23    $   24   $   27
Student loans                                 --     --     --     --     --          237       320       363        93       55
Personal and credit card loans                --     14      9     11      8          185       182       124       126      126
--------------------------------------------------------------------------------------------------------------------------------
Total allowance - consumer loans(3)           --     14      9     11      8          443       525       510       243      208
--------------------------------------------------------------------------------------------------------------------------------
Non-residential mortgages                     --     --     --     --     --           14        16        23        25       41
Financial institutions                         2      4     13     27      3           33        41        50        38       10
Service and retail industries                 --      5      2      5      7          119       101        85        91       94
Manufacturing, consumer and capital goods     --      2      5      3      3           53        81        75       102       37
Real estate and construction                   9     13     22     29     13           40        78        93       131      185
Agriculture                                    3      4      4      4      4           16        13        10         9        9
Resource-based industries                     18     --     --     --     --           41        24        18        13        8
Telecommunications, media
   and technology                             38      7      8     18     40          123        69        13        33       67
Transportation                                --     --     10      6     40           77        75        85        11       49
Utilities                                     16     12     16     11     15           73        15        19        46       36
Other                                         --     --     --      2      2            6         6         5         6       15
--------------------------------------------------------------------------------------------------------------------------------
Total allowance -
   business and government loans              86     47     80    105    127          595       519       476       505      551
--------------------------------------------------------------------------------------------------------------------------------
Total allowance                             $ 86   $ 61   $ 89   $116   $135       $1,038    $1,044    $  986    $  748   $  759
================================================================================================================================
Net impaired loans
Residential mortgages                       $ --   $ --   $ --   $ --   $ --       $  151    $  159    $  125    $  114   $  108
Student loans                                 --     --     --     --     --         (114)     (143)     (196)       43       58
Personal and credit card loans                --     30     33     33     20          (69)      (36)       18        63       62
--------------------------------------------------------------------------------------------------------------------------------
Total net impaired consumer loans(3)          --     30     33     33     20          (32)      (20)      (53)      220      228
--------------------------------------------------------------------------------------------------------------------------------
Non-residential mortgages                     --     --     --     --     --           14        12        17        18       23
Financial institutions                         1      5     12     21      3           22        27        94        29        5
Service and retail industries                 --     28      9     10      8          164       144       180       116      102
Manufacturing, consumer and capital goods     --      2      5      2      3           56        88        88       160       43
Real estate and construction                  --     10      9     12     15           44        29        48        50      142
Agriculture                                   --      2      2      2      2           22        35        24        15       19
Resource-based industries                     16     --     --     --     --          103        11        28        32        4
Telecommunications, media
   and technology                            236     49     --      2     14          610       126        19         7       29
Transportation                                --      1     15     28     37          191       195       202        40       68
Utilities                                      5     --     --     --      4           36         6        12        42       58
Other                                         --     --      2      2      4            7         5        16         5        6
--------------------------------------------------------------------------------------------------------------------------------
Total net impaired -
   business and government loans             258     97     54     79     90        1,269       678       728       514      499
--------------------------------------------------------------------------------------------------------------------------------
Total net impaired loans                    $258   $127   $ 87   $112   $110       $1,237    $  658    $  675    $  734   $  727
================================================================================================================================

(1)   Classification by country is based on domicile of debtor or customer.

(2) Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3) Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

--------------------------------------------------------------------------------

                                       125
                             CIBC ANNUAL REPORT 2002

                   SUPPLEMENTARY ANNUAL FINANCIAL INFORMATION

DEPOSITS
                                                   Average balance                   Interest                   Rate
                                    --------------------------------------------------------------------------------
$ millions, as at October 31            2002       2001       2000     2002     2001     2000   2002    2001    2000
--------------------------------------------------------------------------------------------------------------------
Deposits in domestic bank offices
Payable on demand
   Individuals                      $  5,793   $  4,040   $  3,249   $   53   $  126   $  116   0.91%   3.12%   3.57%
   Businesses and governments         15,063     13,193     11,602      122      297      311   0.81    2.25    2.68
   Banks                                 356        378        301        4        8        6   1.12    2.12    1.99
Payable after notice
   Individuals                        23,348     18,317     16,869      115      146      131   0.49    0.80    0.78
   Businesses and governments          6,000      5,640      5,539      101      219      241   1.68    3.88    4.35
   Banks                                   1          1          1       --       --       --     --      --      --
Payable on a fixed date
   Individuals                        35,463     38,401     37,910    1,249    1,847    1,857   3.52    4.81    4.90
   Businesses and governments         32,934     33,269     30,276      860    1,603    1,673   2.61    4.82    5.53
   Banks                                 735        926        920       16       45       54   2.18    4.86    5.87
--------------------------------------------------------------------------------------------------------------------
Total domestic                       119,693    114,165    106,667    2,520    4,291    4,389   2.11    3.76    4.11
--------------------------------------------------------------------------------------------------------------------
Deposits in foreign bank offices
Payable on demand
   Individuals                           736        622        770        6        7        5   0.82    1.13    0.65
   Businesses and governments            969      1,061      1,235        6       15       28   0.62    1.41    2.27
   Banks                                 114        138        363        2        5        8   1.75    3.62    2.20
Payable after notice
   Individuals                         1,254        643        537       38       28       26   3.03    4.35    4.84
   Businesses and governments            135        160        179        2        3        3   1.48    1.88    1.68
   Banks                                  11         --         --       --       --       --     --      --      --
Payable on a fixed date
   Individuals                         2,155      2,252      2,238       68      106      129   3.16    4.71    5.76
   Businesses and governments         65,939     54,864     47,482    1,719    2,827    2,942   2.61    5.15    6.20
   Banks                              11,417     13,525     12,974      286      607      676   2.51    4.49    5.21
--------------------------------------------------------------------------------------------------------------------
Total foreign deposits                82,730     73,265     65,778    2,127    3,598    3,817   2.57    4.91    5.80
--------------------------------------------------------------------------------------------------------------------
Total deposits                      $202,423   $187,430   $172,445   $4,647   $7,889   $8,206   2.30%   4.21%   4.76%
====================================================================================================================

----------------------------------------------------------------------------------------------------------
SHORT-TERM BORROWINGS

$ millions, as at or for the years ended October 31                             2002       2001       2000
----------------------------------------------------------------------------------------------------------
Amounts outstanding at end of year
Obligations related to securities sold short                                 $ 8,436    $11,213    $13,992
Obligations related to securities lent or sold under repurchase agreements     9,615     21,403     14,199
----------------------------------------------------------------------------------------------------------
Total short-term borrowings                                                  $18,051    $32,616    $28,191
==========================================================================================================
Obligations related to securities sold short
Average balance                                                              $12,754    $13,513    $17,270
Maximum month-end balance                                                    $16,413    $16,082    $18,309
Average interest rate                                                           3.25%      5.36%      5.63%
Obligations related to securities lent or sold under repurchase agreements
Average balance                                                              $21,054    $21,475    $15,089
Maximum month-end balance                                                    $23,977    $27,660    $17,830
Average interest rate                                                           2.92%      5.37%      9.19%
==========================================================================================================

--------------------------------------------------------------------------------

                                       126
                             CIBC ANNUAL REPORT 2002

                                QUARTERLY REVIEW

Quarterly Review
--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                                                                            2002                                2001
------------------------------------------------------------------------------------------------------------------------------------
Unaudited, $ millions, for the quarter                            Q4        Q3       Q2       Q1       Q4       Q3       Q2       Q1
------------------------------------------------------------------------------------------------------------------------------------
Net interest income (TEB)(1)                                  $1,457    $1,353   $1,336   $1,475   $1,371   $1,206   $1,083   $1,033
Deduct taxable equivalent adjustment                              31        28       21       31       58       30       18       38
------------------------------------------------------------------------------------------------------------------------------------
Net interest income (consolidated statement of income basis)   1,426     1,325    1,315    1,444    1,313    1,176    1,065      995
Non-interest income                                            1,065     1,209    1,654    1,603    1,328    1,694    1,672    1,919
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                  2,491     2,534    2,969    3,047    2,641    2,870    2,737    2,914
Provision for credit losses                                      280       290      390      540      403      254      253      190
Non-interest expenses                                          2,673     1,982    2,313    2,161    2,283    2,072    1,886    1,985
------------------------------------------------------------------------------------------------------------------------------------
(Loss) income before taxes and non-controlling interests        (462)      262      266      346      (45)     544      598      739
Income taxes                                                    (378)       54       32       13     (307)      76      119      204
Non-controlling interests in net income of subsidiaries           16        15        7       --       20        8       10       20
------------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                             $ (100)   $  193   $  227   $  333   $  242   $  460   $  469   $  515
====================================================================================================================================
Dividends on preferred shares                                 $   44    $   45   $   40   $   32   $   31   $   32   $   32   $   26
Net (loss) income applicable to common shares                 $ (144)   $  148   $  187   $  301   $  211   $  428   $  437   $  489
====================================================================================================================================

---------------------------------------------------------------------------------------------
CONDENSED CONSOLIDATED BALANCE SHEETS
                                                                                         2002
---------------------------------------------------------------------------------------------
Unaudited, $ millions, as at quarter end               Q4          Q3          Q2          Q1
---------------------------------------------------------------------------------------------
Assets
Cash resources                                   $  9,512    $ 12,845    $ 13,889    $ 10,748
Securities                                         65,292      84,782      79,932      76,893
Loans(2)    Residential mortgages                  66,612      65,226      62,713      61,254
            Personal and credit card loans         30,784      30,950      30,178      29,485
            Business and government loans          41,961      44,316      44,464      44,334
            Securities borrowed or purchased
             under resale agreements               16,020      23,845      22,243      27,865
            Allowance for credit losses            (2,288)     (2,552)     (2,467)     (2,354)
Derivative instruments market valuation            24,717      23,890      19,585      22,331
Customers' liability under acceptances              6,848       6,739       7,097       7,542
Other assets                                       13,835      14,619      13,553      13,196
---------------------------------------------------------------------------------------------
                                                 $273,293    $304,660    $291,187    $291,294
=============================================================================================
Liabilities and shareholders' equity
Deposits    Individual                           $ 67,975    $ 70,515    $ 69,970    $ 69,457
            Businesses and governments            117,986     127,208     123,494     120,286
            Banks                                  10,669      16,847      10,446      12,728
Derivative instruments market valuation            24,794      23,584      19,985      23,004
Acceptances                                         6,878       6,739       7,097       7,542
Obligations related to securities lent or sold
   short or under repurchase agreements            18,051      31,453      31,780      30,859
Other liabilities                                  10,980      11,863      11,987      11,035
Subordinated indebtedness                           3,627       3,863       3,845       3,992
Shareholders' equity                               12,333      12,588      12,583      12,391
---------------------------------------------------------------------------------------------
                                                 $273,293    $304,660    $291,187    $291,294
=============================================================================================

                                                                                         2001
---------------------------------------------------------------------------------------------
Unaudited, $ millions, as at quarter end               Q4          Q3          Q2          Q1
---------------------------------------------------------------------------------------------
Assets
Cash resources                                   $ 11,350    $ 11,422    $ 12,437    $ 10,781
Securities                                         74,794      78,032      80,518      76,940
Loans(2)    Residential mortgages                  58,751      56,381      54,450      52,987
            Personal and credit card loans         28,411      28,619      28,270      28,049
            Business and government loans          46,693      46,955      46,537      48,030
            Securities borrowed or purchased
             under resale agreements               24,079      21,966      23,215      20,772
            Allowance for credit losses            (2,294)     (2,283)     (2,239)     (2,215)
Derivative instruments market valuation            25,723      19,014      19,463      20,015
Customers' liability under acceptances              8,100       8,050       8,805       9,072
Other assets                                       11,867       9,808       9,992       9,754
---------------------------------------------------------------------------------------------
                                                 $287,474    $277,964    $281,448    $274,185
=============================================================================================
Liabilities and shareholders' equity
Deposits    Individual                           $ 66,826    $ 65,181    $ 65,941    $ 63,859
            Businesses and governments            114,270     105,239     108,701     106,647
            Banks                                  13,256      14,317      13,089      18,251
Derivative instruments market valuation            26,395      19,732      20,635      20,545
Acceptances                                         8,100       8,050       8,805       9,072
Obligations related to securities lent or sold
   short or under repurchase agreements            32,616      39,841      38,721      30,367
Other liabilities                                  10,112       9,172       9,086       9,132
Subordinated indebtedness                           3,999       4,338       4,412       4,381
Shareholders' equity                               11,900      12,094      12,058      11,931
---------------------------------------------------------------------------------------------
                                                 $287,474    $277,964    $281,448    $274,185
=============================================================================================

------------------------------------------------------------------------------------------------
SELECT FINANCIAL MEASURES
                                                                                            2002
------------------------------------------------------------------------------------------------
Unaudited, as at or for the quarter                      Q4           Q3          Q2          Q1
------------------------------------------------------------------------------------------------
Return on common equity(3)                             (6.0)%        6.2%        8.0%       12.4%
Return on average assets                              (0.13)%       0.26%       0.32%       0.46%
Average common shareholders' equity ($ millions)   $  9,487     $  9,525    $  9,601    $  9,653
Average assets ($ millions)                        $298,174     $294,975    $289,533    $287,262
Average assets to average common equity                31.4         31.0        30.2        29.8
Tier 1 capital ratio                                    8.7%         8.8%        8.9%        9.0%
Total capital ratio                                    11.3%        11.9%       12.0%       12.1%
Net interest margin (TEB)                              1.94%        1.82%       1.89%       2.04%
Efficiency ratio(4)                                   106.0%        77.4%       77.3%       70.2%
================================================================================================

------------------------------------------------------------------------------------------------
                                                                                           2001
------------------------------------------------------------------------------------------------
Unaudited, as at or for the quarter                      Q4          Q3          Q2          Q1
------------------------------------------------------------------------------------------------
Return on common equity(3)                              8.5%       17.4%       18.4%       20.1%
Return on average assets                               0.34%       0.65%       0.69%       0.75%
Average common shareholders' equity ($ millions)   $  9,765    $  9,768    $  9,767    $  9,658
Average assets ($ millions)                        $281,333    $280,801    $280,707    $272,350
Average assets to average common equity                28.8        28.7        28.7        28.2
Tier 1 capital ratio                                    9.0%        9.3%        9.1%        9.1%
Total capital ratio                                    12.0%       12.5%       12.4%       12.5%
Net interest margin (TEB)                              1.93%       1.70%       1.58%       1.50%
Efficiency ratio(4)                                    84.6%       71.4%       68.5%       67.2%
================================================================================================

------------------------------------------------------------------------------------------------
COMMON SHARE INFORMATION
                                                                                            2002
------------------------------------------------------------------------------------------------
Unaudited, as at or for the quarter                       Q4          Q3          Q2          Q1
------------------------------------------------------------------------------------------------
Average shares outstanding (thousands)               359,057     358,961     360,817     363,386
Per share       - basic (loss) earnings(5)          $  (0.40)   $   0.41    $   0.51    $   0.82
                - diluted (loss) earnings(5)        $  (0.40)   $   0.41    $   0.51    $   0.82
                - dividends                         $   0.41    $   0.41    $   0.41    $   0.37
                - book value(6)                     $  25.75    $  26.44    $  26.45    $  26.71
Share price(7)  - high                              $  44.57    $  54.50    $  57.70    $  56.60
                - low                               $  34.26    $  38.75    $  49.45    $  50.45
                - close                             $  38.75    $  45.10    $  54.70    $  54.45
Price to earnings multiple(8) (12-month trailing)       28.9        19.5        17.9        14.7
Dividend payout ratio                                  >100%        99.1%       79.2%       44.7%
================================================================================================

                                                                                            2001
------------------------------------------------------------------------------------------------
Unaudited, as at or for the quarter                       Q4          Q3          Q2          Q1
------------------------------------------------------------------------------------------------
Average shares outstanding (thousands)               365,955     371,042     375,271     377,048
Per share       - basic (loss) earnings(5)          $   0.57    $   1.15    $   1.16    $   1.29
                - diluted (loss) earnings(5)        $   0.56    $   1.13    $   1.15    $   1.27
                - dividends                         $   0.37    $   0.37    $   0.37    $   0.33
                - book value(6)                     $  26.44    $  26.64    $  26.19    $  25.70
Share price(7)  - high                              $  57.00    $  54.70    $  51.30    $  52.57
                - low                               $  47.20    $  48.60    $  49.70    $  43.20
                - close                             $  48.82    $  50.95    $  49.85    $  52.57
Price to earnings multiple(8) (12-month trailing)       11.7        11.6        10.6        10.1
Dividend payout ratio                                   64.5%       32.0%       31.6%       25.6%
================================================================================================

(1) Taxable equivalent basis (TEB). Net interest income includes tax-exempt income on certain securities. Since this income is not taxable to CIBC, the rate of interest or dividend received by CIBC is significantly lower than would apply to a loan of the same amount. As the impact of tax-exempt income varies from year to year, such income has been adjusted to a taxable equivalent basis to permit uniform measurement and comparison of net interest income. An equal and offsetting adjustment is made to increase provision for income taxes.

(2) Comparative figures have been reclassified to conform with the presentation used in 2002.

(3) Net income applicable to common shares divided by average common shareholders' equity for the period, annualized.

(4) Efficiency ratio may also be referred to as non-interest expenses to revenue ratio. Calculated as non-interest expenses divided by the sum of net interest income (taxable equivalent basis) and non-interest income.

(5) On November 1, 2001, CIBC retroactively adopted the requirements of the CICA handbook section 3500, "Earnings Per Share." Comparative figures have been restated.

(6) Common shareholders' equity divided by the number of common shares issued and outstanding at end of quarter.

(7) The high and low price during the period, and closing price on the last trading day of the period, on the Toronto Stock Exchange.

(8) Closing common share price expressed as a multiple of net income per common share.
                                       127
                             CIBC ANNUAL REPORT 2002

Exhibit 6

                           TEN-YEAR STATISTICAL REVIEW

Ten-Year Statistical Review
--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

$ millions, for the years ended October 31      2002      2001     2000     1999    1998    1997    1996    1995    1994    1993
--------------------------------------------------------------------------------------------------------------------------------
Net interest income (TEB)(1)                 $ 5,621   $ 4,693  $ 4,413  $ 4,537  $4,438  $4,641  $4,567  $4,169  $4,107  $3,835
Deduct taxable equivalent adjustment             111       144      131      129     101     124     104      95     105      90
--------------------------------------------------------------------------------------------------------------------------------
Net interest income
   (consolidated statement of income basis)    5,510     4,549    4,282    4,408   4,337   4,517   4,463   4,074   4,002   3,745
Non-interest income                            5,531     6,613    7,797    5,728   4,804   3,980   2,892   2,258   2,252   1,903
--------------------------------------------------------------------------------------------------------------------------------
Total revenue                                 11,041    11,162   12,079   10,136   9,141   8,497   7,355   6,332   6,254   5,648
Provision for credit losses                    1,500     1,100    1,220      750     480     610     480     680     880     920
Non-interest expenses                          9,129     8,226    8,096    7,998   7,125   5,372   4,584   3,991   3,907   3,544
--------------------------------------------------------------------------------------------------------------------------------
Income before taxes and
   non-controlling interests                     412     1,836    2,763    1,388   1,536   2,515   2,291   1,661   1,467   1,184
Income taxes                                    (279)       92      641      320     460     937     911     635     550     435
Non-controlling interests
   in net income of subsidiaries                  38        58       62       39      20      27      14      11      27      19
--------------------------------------------------------------------------------------------------------------------------------
Net income                                   $   653   $ 1,686  $ 2,060  $ 1,029  $1,056  $1,551  $1,366  $1,015  $  890  $  730
================================================================================================================================
Dividends on preferred shares                $   161   $   121  $   128  $   112  $  116  $   98  $  112  $  111  $  141  $  131
Net income applicable
   to common shares                          $   492   $ 1,565  $ 1,932  $   917  $  940  $1,453  $1,254  $  904  $  749  $  599
================================================================================================================================

(1) Taxable equivalent basis, as described in footnote (1) in Quarterly Review on page 127.

----------------------------------------------------------------------------------------------------
CONDENSED CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31                        2002       2001       2000       1999       1998
----------------------------------------------------------------------------------------------------
Assets
Cash resources                                  $  9,512   $ 11,350   $ 10,679   $ 12,527   $ 10,795
Securities                                        65,292     74,794     69,242     59,492     60,970
Loans(1)
      Residential mortgages                       66,612     58,751     51,921     46,637     43,199
      Personal and credit card loans              30,784     28,411     27,939     24,751     24,563
      Business and government loans               41,961     46,693     47,567     47,552     49,811
      Securities borrowed or purchased
         under resale agreements                  16,020     24,079     20,461     19,158     36,293
      Allowance for credit losses                 (2,288)    (2,294)    (2,236)    (1,748)    (1,609)
Customers' liability under acceptances             6,848      8,100      9,088      9,296     10,995
Derivative instruments market valuation           24,717     25,723     23,847     24,449     37,157
Land, buildings and equipment                      2,247      1,769      1,508      2,213      2,201
Other assets                                      11,588     10,098      7,686      6,004      7,055
----------------------------------------------------------------------------------------------------
                                                $273,293   $287,474   $267,702   $250,331   $281,430
====================================================================================================
Liabilities and shareholders' equity
Deposits
      Individuals                               $ 67,975   $ 66,826   $ 63,109   $ 60,878   $ 59,993
      Businesses and governments                 117,986    114,270    103,141     85,940     84,862
      Banks                                       10,669     13,256     13,382     13,223     15,020
Acceptances                                        6,878      8,100      9,088      9,296     10,995
Obligations related to securities lent or sold
   short or under repurchase agreements           18,051     32,616     28,191     29,203     48,659
Derivative instruments market valuation           24,794     26,395     24,374     25,097     36,245
Other liabilities                                 10,980     10,112     10,630     11,092      9,806
Subordinated indebtedness                          3,627      3,999      4,418      4,544      4,714
Shareholders' equity
      Preferred shares                             3,088      2,299      1,876      1,933      1,961
      Common shares                                2,842      2,827      2,868      3,035      3,128
      Contributed surplus                             26         --         --         --         --
      Retained earnings                            6,377      6,774      6,625      6,090      6,047
----------------------------------------------------------------------------------------------------
                                                $273,293   $287,474   $267,702   $250,331   $281,430
====================================================================================================

$ millions, as at October 31                        1997       1996       1995       1994       1993
----------------------------------------------------------------------------------------------------
Assets
Cash resources                                  $  7,931   $  8,120   $ 15,419   $  9,436   $  7,880
Securities                                        45,252     39,817     38,255     28,753     24,167
Loans(1)
      Residential mortgages                       40,039     36,932     34,686     32,248     30,746
      Personal and credit card loans              22,305     20,132     18,716     16,953     14,802
      Business and government loans               47,107     45,642     44,013     45,715     48,529
      Securities borrowed or purchased
         under resale agreements                  37,629     32,534     14,173      6,584      5,124
      Allowance for credit losses                 (1,591)    (1,422)    (1,467)    (1,562)    (2,020)
Customers' liability under acceptances            10,375      8,733      8,315      7,259      7,069
Derivative instruments market valuation           21,977     13,314      9,207      7,100      7,600
Land, buildings and equipment                      2,071      1,983      2,013      1,995      1,951
Other assets                                       4,894      4,447      3,178      2,894      2,268
----------------------------------------------------------------------------------------------------
                                                $237,989   $210,232   $186,508   $157,375   $148,116
====================================================================================================
Liabilities and shareholders' equity
Deposits
      Individuals                               $ 59,188   $ 61,484   $ 61,061   $ 59,040   $ 57,265
      Businesses and governments                  60,272     43,705     45,738     36,213     34,357
      Banks                                       19,438     22,232     22,683     20,209     19,283
Acceptances                                       10,375      8,733      8,315      7,259      7,069
Obligations related to securities lent or sold
   short or under repurchase agreements           43,932     41,907     22,211     10,569      7,523
Derivative instruments market valuation           21,376     12,500      8,135      6,373      6,860
Other liabilities                                  8,267      7,041      6,015      5,836      4,802
Subordinated indebtedness                          4,894      3,892      3,671      3,441      3,003
Shareholders' equity
      Preferred shares                             1,518      1,068      1,355      1,691      1,878
      Common shares                                3,105      3,055      3,202      3,200      3,016
      Contributed surplus                             --         --         --         --         --
      Retained earnings                            5,624      4,615      4,122      3,544      3,060
----------------------------------------------------------------------------------------------------
                                                $237,989   $210,232   $186,508   $157,375   $148,116
====================================================================================================

(1) Comparative figures have been reclassified to conform with the presentation used in 2002.

--------------------------------------------------------------------------------

                                       128
                             CIBC ANNUAL REPORT 2002

                           TEN-YEAR STATISTICAL REVIEW

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

$ millions, as at or for the years ended October 31     2002         2001         2000      1999      1998
----------------------------------------------------------------------------------------------------------
Balance at beginning of year                         $11,900      $11,369      $11,058   $11,136   $10,247
Adjustment for change in accounting policy               (42)(1)     (140)(2)       --        --        --
Premium on redemption/repurchase
   of share capital        Preferred                      --           --          (17)       --       (10)
                           Common                       (269)        (736)        (873)     (397)       --
Changes in share capital   Preferred                     800          400          (80)       --       391
                           Common                         15          (41)        (167)      (93)       23
Changes in contributed surplus                            26           --           --        --        --
Net income                                               653        1,686        2,060     1,029     1,056
Dividends                  Preferred                    (161)        (121)        (128)     (112)     (116)
                           Common                       (577)        (536)        (501)     (492)     (498)
Other                                                    (12)          19           17       (13)       43
----------------------------------------------------------------------------------------------------------
Balance at end of year                               $12,333      $11,900      $11,369   $11,058   $11,136
==========================================================================================================

$ millions, as at or for the years ended October 31     1997     1996        1995     1994     1993
---------------------------------------------------------------------------------------------------
Balance at beginning of year                         $ 8,738   $8,679      $8,435   $7,954   $6,638
Adjustment for change in accounting policy                --      (94)(3)      --       --       --
Premium on redemption/repurchase
   of share capital        Preferred                      --      (34)         --       --       --
                           Common                         --     (281)         --       --       --
Changes in share capital   Preferred                     436     (290)       (336)    (187)     418
                           Common                         50     (147)          2      184      583
Changes in contributed surplus                            --       --          --       --       --
Net income                                             1,551    1,366       1,015      890      730
Dividends                  Preferred                     (98)    (112)       (111)    (141)    (131)
                           Common                       (434)    (352)       (320)    (281)    (263)
Other                                                      4        3          (6)      16      (21)
---------------------------------------------------------------------------------------------------
Balance at end of year                               $10,247   $8,738      $8,679   $8,435   $7,954
===================================================================================================

(1) Represents the effect of implementing the CICA handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments," which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer Directors, as encouraged by section 3870.

(2) Represents the effect of implementing the CICA handbook section 3461, "Employee Future Benefits," which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.

(3) Represents the effect of implementing the CICA handbook section 3025, "Impaired Loans," which introduced the requirement to discount expected cash flows on impaired loans when determining the allowance for credit losses.

----------------------------------------------------------------------------------------------
SELECT FINANCIAL MEASURES

As at or for the years ended October 31      2002       2001       2000       1999       1998
----------------------------------------------------------------------------------------------
Return on common equity(1)                    5.1%      16.1%      20.5%       9.8%      10.3%
Return on average assets                     0.22%      0.60%      0.78%      0.38%      0.38%
Average common
   shareholders' equity ($ millions)     $  9,566   $  9,739   $  9,420   $  9,323   $  9,100
Average assets ($ millions)              $292,510   $278,798   $263,119   $271,844   $278,823
Average assets to average common equity      30.6       28.6       27.9       29.2       30.6
Tier 1 capital ratio                          8.7%       9.0%       8.7%       8.3%       7.7%
Total capital ratio                          11.3%      12.0%      12.1%      11.5%      10.8%
Net interest margin (TEB)(2)                 1.92%      1.68%      1.68%      1.67%      1.59%
Efficiency ratio(3)                          81.9%      72.8%      66.3%      77.9%      77.1%
==============================================================================================

As at or for the years ended October 31      1997       1996       1995       1994       1993
----------------------------------------------------------------------------------------------
Return on common equity(1)                   17.7%      17.1%      12.9%      11.7%      10.6%
Return on average assets                     0.66%      0.70%      0.61%      0.57%      0.51%
Average common
   shareholders' equity ($ millions)     $  8,195   $  7,332   $  7,003   $  6,393   $  5,664
Average assets ($ millions)              $236,025   $196,063   $165,846   $155,640   $144,041
Average assets to average common equity      28.8       26.7       23.7       24.3       25.4
Tier 1 capital ratio                          7.0%       6.6%       7.0%       7.1%       6.9%
Total capital ratio                           9.8%       9.0%       9.6%       9.9%       9.7%
Net interest margin (TEB)(2)                 1.97%      2.33%      2.51%      2.64%      2.66%
Efficiency ratio(3)                          62.3%      61.5%      62.1%      61.4%      61.8%
==============================================================================================

(1) Net income applicable to common shares divided by average common shareholders' equity for the year.

(2) Taxable equivalent basis, as described in footnote (1) in Quarterly Review on page 127.

(3) Efficiency ratio may also be referred to as non-interest expenses to revenue ratio. Calculated as non-interest expenses divided by the sum of net interest income (taxable equivalent basis) and non-interest income.

------------------------------------------------------------------------------------------------------
COMMON SHARE INFORMATION

As at or for the years ended October 31                2002      2001       2000       1999       1998
------------------------------------------------------------------------------------------------------
Average number outstanding (thousands)              360,553   372,305    388,951    409,789    415,030
Per share        - basic earnings(1)               $   1.37  $   4.19   $   4.95   $   2.23   $   2.24
                 - diluted earnings(1)             $   1.35  $   4.13   $   4.90   $   2.21   $   2.22
                 - dividends                       $   1.60  $   1.44   $   1.29   $   1.20   $   1.20
                 - book value(2)                   $  25.75  $  26.44   $  25.17   $  22.68   $  22.08
Share price(3)   - high                            $  57.70  $  57.00   $  50.50   $  42.60   $  59.80
                 - low                             $  34.26  $  43.20   $  30.50   $  28.00   $  24.40
                 - close                           $  38.75  $  48.82   $  48.40   $  31.70   $  30.65
Price to earnings multiple(4) (12-month trailing)      28.9      11.7        9.8       14.2       13.7
Dividend payout ratio(5)                               >100%     34.2%      25.9%      53.6%      53.0%
======================================================================================================

As at or for the years ended October 31                1997       1996       1995       1994       1993
-------------------------------------------------------------------------------------------------------
Average number outstanding (thousands)              413,545    415,028    432,614    425,464    401,366
Per share        - basic earnings(1)               $   3.51   $   2.94   $   2.09   $   1.76   $   1.50
                 - diluted earnings(1)             $   3.49   $   2.93   $   2.09   $   1.76   $   1.50
                 - dividends                       $   1.05   $   0.85   $   0.74   $   0.66   $   0.66
                 - book value(2)                   $  21.07   $  18.62   $  16.93   $  15.59   $  14.45
Share price(3)   - high                            $  41.75   $  28.30   $  18.57   $  18.13   $  16.82
                 - low                             $  26.55   $  18.00   $  15.57   $  14.00   $  11.82
                 - close                           $  41.20   $  27.85   $  18.19   $  16.00   $  15.82
Price to earnings multiple(4) (12-month trailing)      11.7        9.5        8.7        9.1       10.6
Dividend payout ratio(5)                               29.9%      28.1%      35.4%      37.5%      43.9%
=======================================================================================================

(1) On November 1, 2001, CIBC retroactively adopted the requirements of the CICA handbook section 3500, "Earnings Per Share." Comparative figures have been restated.

(2) Common shareholders' equity divided by the number of common shares issued and outstanding at end of year.

(3) The high and low price during the year, and closing price on the last trading day of the year, on the Toronto Stock Exchange.

(4) Closing common share price expressed as a multiple of net income per common share for the year. Comparative figures have been restated to conform with the presentation used in 2002.

(5) Total common share dividends divided by net income applicable to common shares for the year.

----------------------------------------------------------------------------------------------------------------------------
DIVIDENDS ON PREFERRED SHARES(1)

For the years ended October 31         2002     2001     2000     1999     1998     1997     1996     1995     1994     1993
----------------------------------------------------------------------------------------------------------------------------
Class A     Series 4                     --       --       --       --       --  $3.4106  $4.7360  $6.0900  $4.5840  $4.5840
            Series 5                     --       --       --       --       --  $0.8240  $1.1600  $1.4728  $1.1057  $1.1273
            Series 6                     --       --       --       --       --       --       --       --  $2.4349  $2.2500
            Series 7                     --       --       --       --       --       --       --  $ 4,208  $ 3,507  $ 4,034
            Series 8                     --       --       --       --       --       --       --  $0.6706  $2.2200  $2.2200
            Series 9                     --       --       --       --  $1.1375  $2.2750  $2.2750  $2.2750  $2.2750  $2.2750
            Series 10                    --       --       --       --       --       --  $2.8175  $2.5555  $2.5786  $2.4423
            Series 11                    --       --       --       --       --       --  $2.4060  $2.2125  $2.2125  $2.2125
            Series 12                    --       --  $2.4100  $2.4267  $2.4097  $2.2462  $2.2188  $2.1856  $2.2054  $1.4983
            Series 13                    --       --  $1.7500  $1.7500  $1.7500  $1.7500  $1.7500  $1.7500  $1.7500  $1.2490
            Series 14               $1.4875  $1.4875  $1.4875  $1.4875  $1.4875  $1.4870  $1.1197       --       --       --
            Series 15               $1.4125  $1.4125  $1.4125  $1.4125  $1.4125  $1.4110       --       --       --       --
            Series 16               $2.2244  $2.1724  $2.0948  $2.1093  $2.0946  $1.1367       --       --       --       --
            Series 17               $1.3625  $1.3625  $1.3625  $1.3625  $1.3625  $0.7880       --       --       --       --
            Series 18               $1.3750  $1.3750  $1.3750  $1.3750  $1.3628       --       --       --       --       --
            Series 19               $1.2375  $1.2375  $1.2375  $1.2375  $0.7404       --       --       --       --       --
            Series 20               $2.0276  $1.9801  $1.9095  $1.9227  $1.1703       --       --       --       --       --
            Series 21               $1.5000  $1.5000  $1.1372       --       --       --       --       --       --       --
            Series 22               $2.4606  $2.4031  $1.7713       --       --       --       --       --       --       --
            Series 23               $1.3250  $0.9938       --       --       --       --       --       --       --       --
            Series 24               $1.2962       --       --       --       --       --       --       --       --       --
            Series 25               $0.8048       --       --       --       --       --       --       --       --       --
----------------------------------------------------------------------------------------------------------------------------

(1) The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

--------------------------------------------------------------------------------

                                       129
                             CIBC ANNUAL REPORT 2002

                              DIRECTORS OF THE BANK

Directors of the Bank
--------------------------------------------------------------------------------

DOUGLAS G. BASSETT ('80)
O.C., O.Ont., LL.D., D.Litt.
Chairman
Windward Investments
(Toronto, Ontario, Canada)

JALYNN H. BENNETT ('94)
C.M.
President
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)

THE LORD BLACK OF
CROSSHARBOUR ('77)
P.C. (Can), O.C., KCSG
Chairman and
Chief Executive Officer
Argus Corporation Limited
(London, England)

PAT M. DELBRIDGE ('93)
President
PDA Partners Inc.
(Toronto, Ontario, Canada)

WILLIAM L. DUKE ('91)
Farmer
(Redvers, Saskatchewan, Canada)

IVAN E.H. DUVAR ('89)
B.E., DCL, P.Eng.
President and
Chief Executive Officer
MIJAC Inc.
(Amherst, Nova Scotia, Canada)

WILLIAM A. ETHERINGTON ('94)
Lead Director
CIBC
(Toronto, Ontario, Canada)

A.L. FLOOD ('89)
C.M.
Company Director
CIBC
(Thornhill, Ontario, Canada)

MARGOT A. FRANSSEN ('92)
O.C.
President and Partner
The Body Shop Canada
(Toronto, Ontario, Canada)

R.D. FULLERTON ('74)
Company Director
CIBC
(Toronto, Ontario, Canada)

HON. GORDON D. GIFFIN ('01)
Senior Partner
McKenna Long & Aldridge
(Atlanta, Georgia, U.S.A.)

HON. JAMES A. GRANT ('91)
P.C., Q.C.
Partner
Stikeman Elliott
(Montreal, Quebec, Canada)

ALBERT E.P. HICKMAN ('89)
Chairman and President
Hickman Motors Limited
(St. John's, Newfoundland,
and Labrador, Canada)

JOHN S. HUNKIN ('93)
Chairman and
Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)

W. DARCY McKEOUGH ('78)
O.C., B.A., LL.D.
Chairman
McKeough Supply Inc.
(Chatham, Ontario, Canada)

ARNOLD NAIMARK ('87)
O.C., M.D., LL.D., F.R.C.P.(C), F.R.S. (Can.)
Past President
The University of Manitoba
Director
Centre for the Advancement
of Medicine
(Winnipeg, Manitoba, Canada)

MICHAEL E.J. PHELPS ('89)
O.C., B.A., LL.B., LL.M., LL.D.
Chairman
Dornoch Capital Inc.
(Vancouver, British Columbia, Canada)

CHARLES SIROIS ('97)
C.M., B.Fin., M.Fin., C.Q.
Chairman and
Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)

STEPHEN G. SNYDER ('00)
B.Sc., M.B.A.
President and
Chief Executive Officer
TransAlta Corporation
(Calgary, Alberta, Canada)

W. GALEN WESTON ('78)
O.C.
Chairman
George Weston Limited
Loblaw Companies Limited
(Toronto, Ontario, Canada)

As at October 31, 2002, the directors and senior officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction of less than 1% of the outstanding common shares of CIBC. To the knowledge of CIBC, no director or senior officer of CIBC beneficially owned or controlled voting securities of any subsidiaries of CIBC.

--------------------------------------------------------------------------------

                                       130
                             CIBC ANNUAL REPORT 2002

                                 SENIOR OFFICERS

Senior Officers
--------------------------------------------------------------------------------

SENIOR EXECUTIVE TEAM

HUNKIN, J.S. (JOHN)
Chairman and
Chief Executive Officer

DENHAM, G.H. (JILL)
Vice-Chair
CIBC Retail Markets

FOX, W.C. (WAYNE)
Vice-Chair and
Chief Risk Officer
Treasury, Balance Sheet and
Risk Management

KASSIE, D.J. (DAVID)
Vice-Chair
CIBC
Chairman and
Chief Executive Officer
CIBC World Markets

LALONDE, R.A. (RON)
Senior Executive Vice-President
and Chief Administrative Officer
Administration

McCAUGHEY, G.T. (GERALD)
Vice-Chair
CIBC Wealth Management

VENN, R.E. (RICHARD)
Senior Executive Vice-President
Corporate Development

WOELLER, M.D. (MIKE)
Senior Executive Vice-President
and Chief Information Officer
Technology and Operations

OFFICERS

ADOLPHE, K.J.E. (KEVIN)
Managing Director and
Chief Administrative
and Financial Officer
CIBC World Markets

BAXENDALE, S.A. (SONIA)
Executive Vice-President
Global Private Banking and
Investment Management Services
CIBC Wealth Management

CAPATIDES, M.G. (MICHAEL)
Executive Vice-President and
General Counsel
Legal and Compliance
Administration

CATHCART, R. (RON)
Executive Vice-President
Retail Credit Adjudication
Treasury, Balance Sheet and
Risk Management

CHORNOBOY, D. (DOUGLAS)
Senior Vice-President and
Controller
Administration

CROUCHER, C. (CHRISTINE)
Executive Vice-President
CIBC Card Products,
Collections, Retail and Small
Business Lending

ELLIOTT, M.A. (MARY ANNE)
Executive Vice-President
Retail Markets Projects
CIBC Retail Markets

FERGUSON, D.S. (DAN)
Executive Vice-President
Corporate and Commercial Adjudication
Treasury, Balance Sheet and
Risk Management

FISHER, P.T. (PAUL)
Vice-President and
Corporate Secretary
Administration

GETTINGS, W.E. (ED)
Executive Vice-President
CIBC Mortgages Inc. and Insurance
CIBC Retail Markets

GRAHAM, S.D. (STEPHEN)
Executive Vice-President and
Chief Marketing Officer
CIBC Retail Markets

GRAY, C.J. (CAROL)
Executive Vice-President
Small Business Banking
CIBC Retail Markets

HORROCKS, M.G. (MICHAEL)
Executive Vice-President and
Treasurer
Treasury, Balance Sheet and
Risk Management

HUMBER, K.A. (KATHRYN)
Senior Vice-President
Investor Relations
Administration

KILGOUR, P.K.M. (KEN)
Executive Vice-President
Credit Asset and Merchant Banking
Portfolio Management
Treasury, Balance Sheet
and Risk Management

LALONDE, K.W. (KENN)
Executive Vice-President
Personal Banking
CIBC Retail Markets

LAUZON, M. (MICHEL)
President and
Chief Operating Officer
TAL Global Asset Management
CIBC Wealth Management

LINDSAY, D.R. (DON)
Managing Director
Canadian Investment and
Corporate Banking and
Head of Asia Pacific Region
CIBC World Markets

MacDONALD, B.E. (BARBARA)
Senior Vice-President
and Chief Accountant
Administration

MacLACHLAN, L.W. (LACH)
Senior Vice-President
and Ombudsman
Office of the Chairman and
Chief Executive Officer

McGIRR, S.R. (STEVE)
Managing Director
Global Debt Capital Markets and
Foreign Exchange
CIBC World Markets

McNAIR, S.M. (STEVEN)
Executive Vice-President
Imperial Service
CIBC Wealth Management

McSHERRY, J.R. (JAMES)
Executive Vice-President
and Managing Director
Commercial Banking
CIBC World Markets

MONAHAN, T.S. (TOM)
Managing Director and
Head of CIBC Wood Gundy
and CIBC Investors Edge
CIBC Wealth Management

PHILLIPS, J.M. (JOYCE)
Executive Vice-President
Human Resources
Administration

PURI, P. (PANKAJ)
Executive Vice-President
and Chief Auditor
Internal Audit and Corporate Security
Administration

RAFTUS, S.T. (STUART)
Managing Director and
Head of CIBC Oppenheimer
Private Client Group
CIBC Wealth Management

ROGERS, P.D. (PAUL)
Managing Director
USA Region
CIBC World Markets

SCHMID, G. (GERRARD)
Executive Vice-President and
Chief Operating Officer
CIBC Retail Markets

SHAW, B.G. (BRIAN)
Managing Director
Institutional Equities and
Commodities Products
CIBC World Markets

WAITE, R.E. (BOB)
Senior Vice-President
Corporate Communications
and Public Affairs
Administration

WOODS, T.D. (TOM)
Executive Vice-President and
Chief Financial Officer
Administration

--------------------------------------------------------------------------------

                                       131
                             CIBC ANNUAL REPORT 2002

                              CORPORATE GOVERNANCE

For more information on how CIBC manages and governs, see:

Lead Director's Message
page 12

Management of Risk and
Balance Sheet Resources
page 55

Regulatory
page 70

Related Party Procedures
page 70

--------------------------------------------------------------------------------
Corporate Governance
--------------------------------------------------------------------------------

      CIBC's Board of Directors regularly reviews enhancements to its governance practices. Certain events in the past year have reinforced the need for adherence to the best corporate governance principles, as well as the need to do so with integrity and accountability. CIBC Lead Director, William Etherington, discusses some of the initiatives the board has taken to enhance CIBC's governance policies and practices in 2002 in his Message on page 12 of this report.

      The board believes that good governance requires constant review and adjustment; it requires both proper structure and principled execution. The fundamental statutory duty of the Board of Directors is to supervise the management of the business of CIBC. The board recognizes the importance of the protection and enhancement of long-term shareholder value, particularly in this current unsettled environment.

      In 2001, the board initiated a formal assessment process for itself and its members; this has now become an ongoing process. In 2002, the board used the results of this assessment to assist it in enhancing its governance practices. Through the board, CIBC has made substantial progress in strengthening its governance practices and has responded quickly and effectively to external events which have eroded investor confidence in the North American marketplace.

      The quality, composition and effectiveness of the board, both collectively and of its individual directors, are of fundamental importance. The Board of Directors of CIBC has delegated some of the detailed work to monitor and enhance these governance elements to the Corporate Governance Committee (although it remains a significant responsibility of the full board). This committee nominates directors for approval by the board and by the shareholders at the annual meeting. Such appointments are made annually and reflect the committee's evaluation of the individual's contributions. The board seeks the highest quality individuals to serve on the board, while also considering diversity, the geographical size of Canada, and the importance of CIBC's business interests in jurisdictions outside of Canada.

      The Corporate Governance Committee also makes recommendations to the board concerning any proposed changes in the objectives or responsibilities of the board and its committees. The terms of reference of all committees were amended by the board in June 2002 with the re-allocation of a number of duties between committees. In addition, the mandates of the chairman and chief executive officer and of the lead director were revised to clarify their respective duties.

      All committees review the information required to perform committee work effectively. In certain cases, this will include the retention of independent consultants and advisers. For some years, the Management Resources and Compensation and the Audit committees have retained consulting firms from both Canada and the United States to advise them on various issues. In 2001 and early 2002, the Corporate Governance Committee also retained an external consultant to provide services related to board, committee and director assessment.

      The Canada Deposit Insurance Corporation (CDIC) issued new standards of sound business and financial practices in 2002 to which all its member institutions, including CIBC, are required to adhere. Under the management of the lead director and the Corporate Governance Committee, the board undertook a self-assessment of its practices against these standards. The board also received a report from management on its systems of internal controls and the control framework in place at CIBC for the management of risk, based on the results of an extensive control self-assessment process undertaken throughout the corporation. CIBC has submitted to CDIC its required attestations of compliance to the standards for the current reporting year, which include a formal resolution passed by the Board of Directors. The system of internal controls is part of the corporate governance structures, policies and procedures which have enabled the board to conclude that CIBC is in full compliance with the Guidelines for Corporate Governance established by the Toronto Stock Exchange, and will be outlined in the Management Proxy Circular.

--------------------------------------------------------------------------------

                                       132
                             CIBC ANNUAL REPORT 2002

                                BOARD COMMITTEES

Board Committees
--------------------------------------------------------------------------------

The board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. The mandates of each of the four board committees were reviewed by each committee at the beginning of 2002. Revisions to these mandates were recommended to the full board on June 6, 2002, and changes were agreed upon.

The Corporate Governance Committee reviews corporate governance matters pertaining to the Shareholders and the Board of Directors. The committee:

      o Has the specific and ongoing responsibility to review the state of CIBC's corporate governance as to quality and effectiveness and to recommend enhancements to the Board of Directors.

      o Reviews the performance of the chief executive officer (CEO) and succession planning for the CEO.

      o Reviews the role and composition of the board and its committees and the methods and processes by which the board fulfills its duties.

      o Reviews the performance of the board, its committees and the directors.

      o Considers board and committee agendas and the quality of material being presented.

      o Establishes criteria for election and re-election as a director, thereby managing the director nomination process.

      o Reviews and monitors CIBC's compliance with the CDIC standards relating to board responsibilities.

Members: J.H. Bennett, I.E.H. Duvar, W.A. Etherington (Chair)*, J.A. Grant, M.E.J. Phelps

The Management Resources and Compensation Committee provides, on behalf of the board, detailed review, oversight and approval of CIBC's policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-calibre senior management resources. The committee:

      o Reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks.

      o Reviews human resource matters with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel.

      o     Reviews overall compensation programs.

      o Monitors succession planning for senior management other than the CEO.

      o Approves investment policies and oversees the administration of the pension plan to ensure fiduciary obligations are met in accordance with established rules, policies and guidelines.

Members: J.H. Bennett, M.A. Franssen, M.E.J. Phelps (Chair), C. Sirois, S.G. Snyder

The Audit Committee oversees CIBC's financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems. The committee:

      o Reviews the annual and quarterly statements prior to approval by the board and other published or regulatory financial statements.

      o Reviews and monitors CIBC's compliance with the CDIC standards relating to strategic management/business planning, risk management process, operational risk management, fiduciary risk management, control environment, independent internal audit and business conduct/ethical behaviour.

      o Examines the mandate, nature and scope of CIBC's internal and external audit work, including the independence of the external auditors.

      o Monitors procedures established by the board to provide disclosure of information to customers.

      o Reviews and monitors legislative amendments impacting the financial services sector.

      o Meets annually, together with the Risk Management Committee, with the Superintendent of Financial Institutions Canada; and regularly with CIBC's executive vice-president, legal and compliance, chief accountant, chief auditor and the shareholders' auditors.

      o Acts as the Audit Committee of certain CIBC subsidiaries and in so doing carries out review and approval of their financial reporting and control procedures.

      o Acts as the Conduct Review Committee for CIBC and for certain regulated subsidiaries of CIBC.

      o Monitors procedures established by the Board of Directors to identify and resolve conflicts of interest and restrict the use of confidential information as required by the Bank Act.

      o Reviews procedures and practices with respect to self-dealing and establishes criteria to measure materiality of such transactions.

Members: D.G. Bassett, P.M. Delbridge, W.L. Duke, I.E.H. Duvar (Chair), R.D. Fullerton, G.D. Giffin

The Risk Management Committee ensures policy guidelines and systems exist and are being followed to maintain credit, market and liquidity risks at an acceptable level. The committee:

      o Reviews and approves delegated authorities for credit and market risks.

      o Reviews and monitors CIBC's compliance with CDIC standards relating to credit, market (including structural) and liquidity risk management.

      o Reviews and approves credits above certain threshold amounts and reviews impaired loans and anticipated loan losses regularly.

      o Reviews and recommends to the Board of Directors investment and lending policies, standards and procedures.

Members: A.L. Flood, J.A. Grant (Chair), A.E.P. Hickman, W.D. McKeough, A.
Naimark

Information on the number of board and committee meetings held and director attendance will be included in the Management Proxy Circular.

All committees are composed entirely of outside directors.

* W.A. Etherington, Lead Director, is an ex-officio member of the Management Resources and Compensation Committee, the Audit Committee and the Risk Management Committee.

                                       133
                             CIBC ANNUAL REPORT 2002

                              INVESTOR INFORMATION

Investor Information
--------------------------------------------------------------------------------

DIVIDENDS

--------------------------------------------------------------------------------
COMMON SHARES

                                                                       Number of
Ex-dividend           Record          Payment        Dividend      common shares
date                    date             date       per share     on record date
--------------------------------------------------------------------------------
Sep. 25/02        Sep. 27/02       Oct. 28/02          $ 0.41        363,745,578
Jun. 26/02        Jun. 28/02       Jul. 29/02          $ 0.41        360,234,109
Mar. 26/02        Mar. 28/02       Apr. 29/02          $ 0.41        359,016,744
Dec. 24/01        Dec. 28/01       Jan. 28/02          $ 0.37        359,058,869
================================================================================

PREFERRED SHARES

Ex-dividend       Record     Payment
date                date        date   Series 14   Series 15    Series 16   Series 17   Series 18
-------------------------------------------------------------------------------------------------
Sep. 25/02    Sep. 27/02  Oct. 28/02  $ 0.371875  $ 0.353125  US$0.353125  $ 0.340625  $ 0.343750
Jun. 26/02    Jun. 28/02  Jul. 29/02  $ 0.371875  $ 0.353125  US$0.353125  $ 0.340625  $ 0.343750
Mar. 26/02    Mar. 28/02  Apr. 29/02  $ 0.371875  $ 0.353125  US$0.353125  $ 0.340625  $ 0.343750
Dec. 24/01    Dec. 28/01  Jan. 28/02  $ 0.371875  $ 0.353125  US$0.353125  $ 0.340625  $ 0.343750
=================================================================================================

Ex-dividend
date           Series 19    Series 20  Series 21    Series 22  Series 23   Series 24    Series 25
-------------------------------------------------------------------------------------------------
Sep. 25/02    $ 0.309375  US$0.321875    $ 0.375  US$0.390625  $ 0.33125  $    0.375   $    0.375
Jun. 26/02    $ 0.309375  US$0.321875    $ 0.375  US$0.390625  $ 0.33125  $    0.375   $ 0.429775**
Mar. 26/02    $ 0.309375  US$0.321875    $ 0.375  US$0.390625  $ 0.33125  $ 0.546196*
Dec. 24/01    $ 0.309375  US$0.321875    $ 0.375  US$0.390625  $ 0.33125
=================================================================================================

* Initial dividend amount. Dividend for period from December 21, 2001 to April 30, 2002 inclusive.
** Initial dividend amount. Dividend for period from April 18, 2002 to July 31, 2002 inclusive.

Normal course issuer bid

CIBC commenced a normal course issuer bid, effective for one year, on January 9, 2002. Under this bid, CIBC may purchase up to 18 million common shares, just under 5% of its outstanding common shares as at December 31, 2001. As at October 31, 2002, 5.7 million shares were repurchased under the program for an aggregate consideration of $313 million. The bid was part of CIBC's overall program to maintain an efficient capital structure and enhance long-term value for common shareholders.

      On December 20, 2000, CIBC commenced a normal course issuer bid, effective for one year, to purchase up to 18.8 million common shares, just under 5% of CIBC's outstanding common shares as at November 30, 2000. As at October 31, 2001, 16.9 million shares were purchased under the program for an aggregate consideration of $867 million. There were no purchases under this bid during fiscal 2002.

Exchange Listings

--------------------------------------------------------------------------------
COMMON SHARES
                                    Stock symbol                  Stock exchange
--------------------------------------------------------------------------------
                                              CM                         Toronto
                                             BCM                        New York
--------------------------------------------------------------------------------
PREFERRED SHARES

Series 14                                CM.PR.L
Series 15                                CM.PR.M
Series 16                                CM.PR.X
Series 17                                CM.PR.N
Series 18                                CM.PR.P
Series 19                                CM.PR.R
Series 20                                CM.PR.Y
Series 21                                CM.PR.T
Series 22                                CM.PR.U
Series 23                                CM.PR.A
Series 24                                CM.PR.B
Series 25                                CM.PR.C
================================================================================

--------------------------------------------------------------------------------
CREDIT RATINGS

                                     Senior debt                Preferred shares
--------------------------------------------------------------------------------
DBRS                                     AA(low)                     Pfd-1(low)n
FITCH                                    AA(low)
Moody's                                      Aa3
S&P                                           A+                        P-1(low)
================================================================================

Shareholder investment plan

Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:

Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.

Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the fiscal year. Residents of the United States and Japan are not eligible.

Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.

For further information and a copy of the offering circular, contact the Corporate Secretary.

--------------------------------------------------------------------------------
PRICE OF COMMON SHARES PURCHASED UNDER THE SHAREHOLDER
INVESTMENT PLAN

Date                           Dividend reinvestment              Share purchase
purchased                   & stock dividend options                      option
--------------------------------------------------------------------------------
Oct. 28/02                                   $ 42.27
Oct. 1/02                                                                $ 39.85
Sep. 3/02                                                                $ 42.70
Aug. 1/02                                                                $ 44.25
Jul. 29/02                                   $ 43.70
Jul. 2/02                                                                $ 47.38
Jun. 3/02                                                                $ 51.00
May 1/02                                                                 $ 53.50
Apr. 29/02                                   $ 53.89
Apr. 1/02                                                                $ 56.48
Mar. 1/02                                                                $ 53.10
Feb. 1/02                                                                $ 55.09
Jan. 28/02                                   $ 56.53
Jan. 2/02                                                                $ 54.85
Dec. 3/01                                                                $ 53.40
Nov. 1/01                                                                $ 49.35
================================================================================


                                       134
                             CIBC ANNUAL REPORT 2002

                              INVESTOR INFORMATION

Direct dividend deposit service

Canadian-resident holders of common shares may have their dividends deposited by electronic transfer directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company (see Transfer Agent and Registrar).

Transfer agent and registrar

For information relating to shareholdings, dividends, dividend reinvestment accounts, lost certificates or to eliminate duplicate mailings of shareholder material, please contact CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
(416) 643-5500 or fax (416) 643-5501
1-800-387-0825 (toll-free in Canada and the U.S.)
Email: inquiries@cibcmellon.com

Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Winnipeg, Regina, Calgary and Vancouver.

In the United States, common shares are transferable at:
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Outside of North America, common shares are transferable at:
CIBC Mellon Trust Company
Balfour House, 390 High Road
Ilford, Essex, England 1G1 1NQ

--------------------------------------------------------------------------------

THE FOLLOWING ARE TRADEMARKS OF CIBC OR ITS SUBSIDIARIES:

Imperial Service, Smart Simple Solutions, Small Business Credit Edge, bizSmart, CIBC Better Than Prime Mortgage, CIBC Better Than Posted Mortgage, entourage, entourage Business, FirstLine, CIBC Audio Access, Convenience Card, CIBC Personal Portfolio Services, Wood Gundy Investment Consulting Service, CIBC World Markets, Frontiers, Renaissance.

THE FOLLOWING ARE TRADEMARKS OF OTHER PARTIES:

VISA is a trademark of Visa International Service Association, CIBC licensed user. President's Choice and President's Choice Financial are trademarks of Loblaw Companies Limited; Amicus Bank licensee of marks. President's Choice Financial services are provided by Amicus Bank, a member of the CIBC group of companies. Shoppers Optimum is a trademark of Shoppers Drug Mart Limited, used under license. American Express is a trademark of American Express Company; used under license. Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license. FirstCaribbean International Bank is a trademark of FirstCaribbean International Bank Limited.


                                       135
                             CIBC ANNUAL REPORT 2002

                              CORPORATE INFORMATION

--------------------------------------------------------------------------------
Corporate Information
--------------------------------------------------------------------------------

CIBC head office

Commerce Court, Toronto, Ontario, Canada M5L 1A2
Telephone number: (416) 980-2211
Telex number: 065 24116
Cable address: CANBANKTOR
Website: www.cibc.com

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Annual meeting

Shareholders are invited to attend the CIBC annual meeting on Thursday, February 27, 2003, at 10:00 a.m. at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario.

CIBC annual report

Additional print copies of the annual report may be obtained by calling (416) 980-4523 or emailing financialreport@cibc.com
The annual report is also available online at www.cibc.com

La version francaise : Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version francaise du present rapport. Veuillez composer le
(416) 980-4523 ou nous faire parvenir un courriel rapportfinancier@cibc.com
Le rapport annuel est aussi disponible en ligne www.cibc.com

Further information

Corporate secretary: Shareholders may call (416) 980-3096 or fax (416) 980-7012.

Investor relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306 or fax (416) 980-5028.

Corporate communications: Financial, business and trade media may call (416) 980-4523 or fax (416) 363-5347.

CIBC telephone banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Office of the CIBC ombudsman: CIBC Ombudsman Lachlan MacLachlan can be reached by telephone at 1-800-308-6859 (Toronto (416) 861-3313), or by fax at
1-800-308-6861 (Toronto (416) 980-3754).


                                       136
                             CIBC ANNUAL REPORT 2002